Exhibit 99.1

ANNUAL INFORMATION FORM FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2014 March 13, 2015 Suite 3400, 666 Burrard Street Vancouver, BC V6C 2X8

GOLDCORP INC.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2014

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, or the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. (“Goldcorp” or the “Corporation”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, Mineral Reserves and Mineral Resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Risk Factors” in this annual information form. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained in this annual information form are made as of the date of this annual information form and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Corporation’s operating environment. Goldcorp does not intend or undertake to publically update any forward-looking statements that are included in this annual information form, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This annual information form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and uses terms that are not recognized by the United States Securities and Exchange Commission (“SEC”). The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”) which were incorporated by reference in the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under United States securities laws. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual information form containing descriptions of the Corporation’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Currency Presentation and Exchange Rate Information

This annual information form contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “Canadian dollars” or “C$”.

The high, low, average and closing exchange rates for Canadian dollars in terms of the United States dollar for each of the three years in the period ended December 31, 2014, as quoted by the Bank of Canada, were as follows:

	Year ended December 31
	2014	2013	2012

High	C$1.1643	C$1.0697	C$1.0418
Low	1.0614	0.9839	0.9710
Average (1)	1.1045	1.0299	0.9996
Closing	1.1601	1.0636	0.9949

(1)	Calculated as an average of the daily noon rates for each period.

On March 13, 2015, the noon exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.2803.

Gold, Silver, Copper, Lead and Zinc Prices

Gold Prices

The high, low, average and closing afternoon fixing gold prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2014, as quoted by the London Bullion Market Association, were as follows:

	Year ended December 31
	2014	2013	2012

High	$1,385	$1,694	$1,792
Low	1,142	1,192	1,540
Average	1,266	1,411	1,669
Closing	1,206	1,205	1,658

On March 13, 2015, the closing afternoon fixing gold price in United States dollars per troy ounce, as quoted on the London Bullion Market Association, was $1.152.

Silver Prices

The high, low, average and closing fixing silver prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2014, as quoted by the London Bullion Market Association, were as follows:

	Year ended December 31
	2014	2013	2012

High	$22.05	$32.23	$37.23
Low	15.28	18.61	26.67
Average	19.08	23.79	31.15
Closing	15.97	19.50	29.95

On March 13, 2015, the fixing silver price in United States dollars per troy ounce, as quoted on the London Bullion Market Association, was $15.50.

Copper Prices

The high, low, average and closing official cash settlement copper prices in United States dollars per pound for each of the three years in the period ended December 31, 2014, as quoted on the London Metals Exchange, were as follows:

	Year ended December 31
	2014	2013	2012

High	$3.38	$3.74	$3.93
Low	2.86	3.01	3.29
Average	3.11	3.32	3.61
Closing	2.88	3.35	3.59

On March 13, 2015, the official cash settlement copper price in United States dollars per pound, as quoted on the London Metal Exchange, was $2.6581.

Lead Prices

The high, low, average and closing official cash settlement lead prices in United States dollars per pound for each of the three years in the period ended December 31, 2014, as quoted on the London Metal Exchange, were as follows:

	Year ended December 31
	2014	2013	2012

High	$1.03	$1.11	$1.06
Low	0.82	0.88	0.79
Average	0.95	0.97	0.94
Closing	0.84	1.00	1.06

On March 13, 2015, the official cash settlement lead price in United States dollars per pound, as quoted on the London Metal Exchange, was $.8128.

Zinc Prices

The high, low, average and closing official cash settlement zinc prices in United States dollars per pound for each of the three years in the period ended December 31, 2014, as quoted on the London Metal Exchange, were as follows:

	Year ended December 31
	2014	2013	2012

High	$1.10	$0.99	$0.99
Low	0.88	0.81	0.80
Average	0.98	0.87	0.88
Closing	0.98	0.95	0.92

On March 13, 2015, the official cash settlement zinc price in United States dollars per pound, as quoted on the London Metal Exchange, was $.9074.

CORPORATE STRUCTURE

Goldcorp is a corporation governed by the Business Corporations Act (Ontario). Effective December 1, 2006, the Corporation amalgamated with Glamis Gold Ltd. (“Glamis”).

The Corporation’s head office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 and its registered office is located at Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.

The following chart illustrates the Corporation’s principal subsidiaries (collectively, the “Subsidiaries”), together with the governing law of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Corporation, as well as the Corporation’s material mineral properties as at December 31, 2014. As used in this annual information form, except as otherwise required by the context, reference to “Goldcorp” or the “Corporation” means, collectively, Goldcorp Inc. and the Subsidiaries.

GOLDCORP PRINCIPAL SUBSIDIARIES AND NI 43-101 MATERIAL MINERAL PROPERTIES

(1)	Companies in Mexico require a minimum of two shareholders. All of these subsidiaries are wholly-owned, directly or indirectly, by Goldcorp.

GENERAL DEVELOPMENT OF THE BUSINESS

Goldcorp is a leading global gold producer engaged in the acquisition, exploration, development and operation of gold properties in Canada, the United States and Latin America. Goldcorp is one of the lowest cost and fastest growing multi-million ounce senior gold producers in the world. The principal products and sources of cash flow for Goldcorp are derived from the sale of gold and the by-product silver, copper, lead and zinc produced. Goldcorp’s principal properties by jurisdiction are as follows:

Canada and the United States

•

a 100% interest in the Red Lake gold mines (the “Red Lake Mines”) in Canada, a 72% interest held by Goldcorp and a 28% interest held by Goldcorp Canada Ltd., a wholly-owned subsidiary of the Corporation (“Goldcorp Canada”) (the Red Lake Mines are considered to be a material mineral property to Goldcorp), including a 100% interest in the nearby Cochenour Deposit (as defined below) in Canada;

•	a 100% interest in the Éléonore gold mine (the “Éléonore Mine”) in Canada (the Éléonore Mine is considered to be a material mineral property to Goldcorp);

•	a 100% interest in the Porcupine gold mines (the “Porcupine Mine”) in Canada, a 49% interest held by Goldcorp and a 51% interest held by Goldcorp Canada;

•	a 100% interest in the Musselwhite gold mine (the “Musselwhite Mine”) in Canada, a 32% interest held by Goldcorp and a 68% interest held by Goldcorp Canada; and

•	a 40% interest in the Dee/South Arturo gold exploration project (the “Dee/South Arturo Project”) in the United States.

Latin America

•	a 100% interest in the Peñasquito gold-silver-lead-zinc mine (the “Peñasquito Mine”) in Mexico (the Peñasquito Mine is considered to be a material mineral property to Goldcorp);

•	a 100% interest in the Los Filos gold-silver mine (the “Los Filos Mine”) in Mexico (the Los Filos Mine is considered to be a material mineral property to Goldcorp);

•	a 100% interest in the El Sauzal gold mine (the “El Sauzal Mine”) in Mexico;

•	a 100% interest in the Noche Buena gold-silver project (the “Noche Buena Project”) in Mexico;

•	a 100% interest in the Camino Rojo gold-silver project (the “Camino Rojo Project”) in Mexico;

•	a 40% interest in the Pueblo Viejo gold-silver-copper mine (the “Pueblo Viejo Mine”) in the Dominican Republic (the Pueblo Viejo Mine is considered to be a material mineral property to Goldcorp);

•	a 100% interest in the Cerro Negro gold-silver mine (the “Cerro Negro Mine”) in Argentina (the Cerro Negro Mine is considered to be a material mineral property to Goldcorp);

•	a 100% interest in the Marlin gold-silver mine (the “Marlin Mine”) in Guatemala;

•	a 70% interest in the El Morro gold-copper project (the “El Morro Project”) in Chile;

•	a 37 1⁄2% interest in the Bajo de la Alumbrera gold-copper mine (the “Alumbrera Mine”) in Argentina; and

•	a 100% interest in the Cerro Blanco gold-silver project (the “Cerro Blanco Project”) in Guatemala.

In addition, Goldcorp currently holds approximately 39.7% of Tahoe Resources Inc.’s (“Tahoe”) issued and outstanding common shares, as well as non-material interests in other companies. Subsequent to December 31, 2014, Goldcorp acquired Probe Mines Limited. See also “General Development of the Business – Recent Developments – Acquisition of Probe Mines Limited.”

The following map illustrates the Corporation’s principal mineral properties which are located in Canada, the United States and Latin America.

Recent Developments

Update on Land Claim Settlement with Cerro Gordo Ejido

In 2005, prior to construction of the Peñasquito Mine, an agreement was negotiated with the Cerro Gordo Ejido for the use of 600 hectares (approximately 1,483 acres) of surface land located within the confines of the proposed Peñasquito Mine site. These lands now include 60% of the mine pit area, a portion of the waste rock facilities and explosive magazine storage area. The terms of the agreement were based on comparable surface valuations in the region as well as on similar agreements at the Peñasquito Mine and other Mexican mining operations. In 2009, the Cerro Gordo Ejido commenced an action against Goldcorp’s indirectly owned subsidiary, Minera Peñasquito, S.A. de C.V. (“Minera Peñasquito”) in Mexico’s agrarian courts challenging the land use agreement. Following a series of legal proceedings, the agrarian courts ruled on June 18, 2013, that the land use agreement was null and ordered the land to be returned to the Cerro Gordo Ejido for payment of 2.4 million pesos. Constitutional claims were filed in the First District Court of Zacatecas by the Cedros and Mazapil Ejidos and a local transportation union. The State of Zacatecas filed its own constitutional claim against the agrarian court’s ruling.

Federal criminal charges were filed against the agrarian judge who presided at the trial of first instance which started in 2009 and several members of a prior Cerro Gordo Ejido leadership committee who originally approved the land use agreement. The Attorney General issued an “assurance measure” protecting the status of the disputed lands pending conclusion of the related criminal investigation. The assurance measure granted Minera Peñasquito sole custody of the disputed lands. Goldcorp filed with the office of the Secretaría De Desarrollo Agrario Territorial y Urbano (“SEDATU”) documentation to expropriate the disputed lands. Settlement discussions facilitated by the Mexican federal government commenced in June 2014 and in March 2015 a definitive settlement agreement was reached fully resolving the dispute. Concurrently, Minera Peñasquito and the Cerro Gordo Ejido entered into a new thirty year surface land use agreement for the 600 hectares. Both the settlement agreement and new surface land use agreement have been ratified by the agrarian court. At no time during the dispute were operations at the Peñasquito Mine impacted.

See “Legal Proceedings and Regulatory Actions” for further information with respect to these legal proceedings.

Acquisition of Probe Mines Limited

On March 13, 2015 Goldcorp announced that is has completed the acquisition of all of the outstanding shares of Probe Mines Limited (“Probe”). The total consideration for the purchase is approximately C$526 million. Under the terms of the acquisition, each common share of Probe not already owned by Goldcorp was exchanged for 0.1755 of a common share of Goldcorp. In addition, shareholders of Probe also received an interest in a new exploration company (“Probe Metals”) containing Probe’s mineral properties in the Ring of Fire in Northern Ontario, as well as C$15 million in cash and certain other assets currently owned by Probe. As of March 13, 2015, Goldcorp owns 6,177,846 common shares of Probe Metals, representing 19.7% of the issued and outstanding common shares of Probe Metals.

Sale of Wharf Mine

On February 20, 2015, Goldcorp announced that a subsidiary of Goldcorp has completed the sale of the Wharf gold mine (the “Wharf Mine”) in the United States to Coeur Mining, Inc, and in connection therewith, Goldcorp received total consideration of US$105 million in cash, subject to customary post-closing adjustments.

Collaboration Agreement at Red Lake Mines

On January 30, 2015, Goldcorp announced that it has signed a collaboration agreement (the “Collaboration Agreement”) with the Wabauskang First Nation (“WFN”). The Collaboration Agreement was signed on December 1, 2014, and became effective January 29, 2015. The Collaboration Agreement provides a framework for strengthened collaboration in the development and operations of Red Lake Mines. Based on a series of community meetings, that generated broad support from both parties, the Collaboration Agreement outlines tangible benefits for WFN, including skills training and employment, opportunities for business development and contracting, and a framework for issues resolution, regulatory permitting and Goldcorp’s future financial contributions.

New Executive Vice President, Corporate Affairs and Sustainability and Senior Vice President, Sustainability

On January 14, 2015, Brent Bergeron assumed the new role of Executive Vice President, Corporate Affairs and Sustainability and Jerry Danni assumed the new role of Senior Vice President, Sustainability. See “Directors and Officers” for additional information on Brent Bergeron’s and Jerry Danni’s prior experience.

Resource Development Agreement at Porcupine Mine

On November 24, 2014, Goldcorp announced that the Porcupine Mine has signed a resource development agreement (the “Resource Development Agreement”) with four First Nation communities including the Mattagami First Nation, Wahgoshig First Nation, Matachewan First Nation and Flying Post First Nation. Under the Resource Development Agreement, Goldcorp recognizes and respects Aboriginal rights and interests in the area of the Porcupine Mine operation and the four First Nation communities recognize and support Goldcorp’s rights and interests in the operation and future development of the Porcupine Mine. The Resource Development Agreement includes provisions for training, employment, business and contracting opportunities along with a consultation framework for regulatory permitting. Scholarship and bursary opportunities will also be provided for the youth of Mattagami, Wahgoshig, Matachewan and Flying Post First Nations.

NASDAQ Global Sustainability Index Ranking

On November 24, 2014, Goldcorp announced that it has been ranked as one of the top 100 companies in the world for its sustainability reporting and performance by the NASDAQ OMX CRD Global Sustainability Index. See “Description of the Business – Environmental and Sustainability Policy”.

Withdrawal of Environmental Impact Study for the El Morro Project

On November 7, 2014, Goldcorp announced that it has withdrawn its Environmental Impact Study for the El Morro Project. The El Morro Project team has commenced new studies to determine the optimal new development plan for the El Morro Project that meets Goldcorp’s investment return criteria. See “Legal Proceedings and Regulatory Actions”.

First Gold Production at Éléonore Mine

On October 1, 2014, first gold was produced at the Éléonore Mine.

First Gold Production at Cerro Negro Mine

On July 25, 2014, first gold was produced at the Cerro Negro Mine, and on January 1, 2015, Goldcorp achieved commercial production at the Cerro Negro Mine.

Offering of $1.0 billion Senior Unsecured Notes

On June 9, 2014, Goldcorp completed a public offering of $1.0 billion in aggregate principal amount of senior unsecured notes, consisting of $550 million aggregate principal amount of 3.625% notes due June 9, 2021, and $450 million aggregate principal amount of 5.45% notes due June 9, 2044 (the “$1.0 Billion Senior Notes”).

Resumed Operations at Los Filos Mine

On May 5, 2014, Goldcorp announced that the Los Filos Mine has resumed all operations following a negotiated settlement with the Carrizalillo Ejido for a new land occupancy agreement with a five-year term. Operations at the Los Filos Mine had been suspended since April 2, 2014.

Appointment of Clement A. Pelletier to the Board of Directors and Retirement of Dan Rovig

On May 2, 2014, Goldcorp announced the election of Mr. Clement A. Pelletier to the Board of Directors of Goldcorp (the “Board”). Goldcorp also announced that Mr. A. Dan Rovig had retired from the Board, leaving the number of directors at ten.

Sale of Marigold Mine

On April 4, 2014, the Corporation and its joint venture partner, Barrick Gold Corporation (“Barrick”), completed the sale of their respective interests in the Marigold Mine in Humboldt County, Nevada to Silver Standard Resources Inc. Under the terms of the agreement, Goldcorp and Barrick received total consideration of $267 million in cash, after closing adjustments (Goldcorp’s share - $184 million). Marigold was a joint venture operation between Goldcorp, who was the operator and 66.7% partner, and Barrick, who was the 33.3% partner.

Sale of Primero Common Shares

On March 26, 2014, the Corporation sold 31,151,200 common shares of Primero Mining Corporation (“Primero”) pursuant to a secondary bought deal offering for aggregate gross proceeds of C$224 million. Goldcorp no longer holds any common shares of Primero.

Agreement with the Government of the Dominican Republic regarding Pueblo Viejo Mine

On May 8, 2013, Goldcorp announced that Pueblo Viejo Dominicana Corporation (“PVDC”) had reached an agreement in principle with the Government of the Dominican Republic concerning amendments to the Pueblo Viejo Special Lease Agreement (the “SLA”). The Pueblo Viejo Mine is operated by PVDC, which is jointly owned by Barrick (60%) and Goldcorp (40%). Following approval by the Dominican Republic National Congress on September 25, 2013, President Danilo Medina ratified the amendments to the SLA. The amendments to the SLA set out revised fiscal terms and clarify various administrative and operational matters to the mutual benefit of the Dominican Republic and PVDC in order to facilitate project development and future operations.

New Executive Vice President and General Counsel and Executive Vice President, Capital Management

On April 1, 2013 and May 1, 2013, Charlene Ripley and Russell Ball joined the Corporation’s senior management team as Executive Vice President and General Counsel and Executive Vice President, Capital Management, respectively. Subsequently, Russell Ball assumed the new role of Executive Vice President, Corporate Development and Capital Projects on December 1, 2014. See “Directors and Officers” for additional information on Charlene Ripley’s and Russell Ball’s prior experience.

Offering of $1.5 billion Senior Unsecured Notes

On March 20, 2013, Goldcorp completed a public offering of $1.5 billion in aggregate principal amount of senior unsecured notes, consisting of $0.5 billion aggregate principal amount of 2.125% notes due March 15, 2018, and $1.0 billion aggregate principal amount of 3.70% notes due March 15, 2023 (the “$1.5 Billion Senior Notes”).

Commercial Production at Pueblo Viejo Mine

On January 15, 2013, Goldcorp announced that commercial production at the Pueblo Viejo Mine was achieved January 1, 2013.

New Executive Vice President and Chief Operating Officer

On August 8, 2012, Goldcorp announced that George Burns had been appointed Executive Vice President and Chief Operating Officer, replacing Steve Reid. Mr. Burns previously held the positions of Senior Vice

President, Mexico, and Senior Vice President, Canada and United States, with the Corporation. See “Directors and Officers” for additional information on George Burns’ prior experience.

Dismissal of Claims Regarding Acquisition of Interest in El Morro Project

On June 26, 2012, the Ontario Superior Court of Justice dismissed the claims of Barrick thereby confirming that Goldcorp’s acquisition of its interest in the El Morro Project was consistent with and abided by the relevant agreements and Chilean laws. These claims related to the statement of claim filed by Barrick on January 13, 2010, as later amended in the Ontario Superior Court of Justice, against the Corporation, New Gold Inc. (“New Gold”), and their affiliated subsidiaries, relating to the exercise of the right of first refusal by a New Gold subsidiary in respect of an interest in the El Morro Project held by Xstrata Copper Chile S.A.

DESCRIPTION OF THE BUSINESS

Goldcorp is engaged in the acquisition, exploration, development and operation of gold properties. The Corporation continues to investigate and negotiate the acquisition of additional gold mining properties or interests in such properties. There is no assurance that any such investigations or negotiations will result in the completion of an acquisition.

Principal Products

The Corporation’s principal product is gold doré with the refined gold bullion sold primarily in the London spot market. As a result, the Corporation will not be dependent on a particular purchaser with regard to the sale of the gold doré. In addition to gold, the Corporation also produces silver, copper, lead and zinc primarily from concentrate produced at the Peñasquito Mine and Alumbrera Mine which is sold to third party refineries.

Competitive Conditions

The precious metal mineral exploration and mining business is a competitive business. The Corporation competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of the Corporation to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

In addition, the Corporation also competes with its competitors over sourcing raw materials and supplies used in connection with its mining operations, as well as for skilled experienced workers. See “Risk Factors – Availability of Supplies”, “Risk Factors – Availability of Key Executives and Other Personnel” and “Risk Factors – Competition”.

Operations

Raw Materials

The Corporation has (i) gold Mineral Reserves at the Red Lake Mines, the Porcupine Mine, the Musselwhite Mine and the Éléonore Mine; (ii) gold and silver Mineral Reserves at the Dee/South Arturo Project, the Los Filos Mine, the Marlin Mine, the Cerro Negro Mine and the Camino Rojo Project; (iii) gold and copper Mineral Reserves at the El Morro Project and the Alumbrera Mine; (iv) gold, silver and copper Mineral Reserves at the Pueblo Viejo Mine; and (v) gold, silver, lead and zinc Mineral Reserves at the Peñasquito Mine.

Environmental Protection Requirements

The Corporation’s mining, exploration and development activities are subject to various levels of federal, provincial, state and local laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.

The Corporation’s total liability for reclamation and closure cost obligations at December 31, 2014 was

$695 million. The undiscounted value of this liability is $1,827 million, calculated using an effective weighted inflation rate assumption of 2%. Reclamation expenditures for the year ended December 31, 2014 were $33 million.

See “Environmental and Sustainability Policy” below and the disclosure regarding environmental matters under the respective descriptions of the Corporation’s material mineral properties herein for further details regarding environmental matters.

Employees

As at December 31, 2014, the Corporation had 10,652 employees and 7,565 contractors located worldwide, including at mines currently in closure; these numbers do not include employees at the Alumbrera Mine and the Pueblo Viejo Mine of which the Corporation owns 37 1⁄2% and 40%, respectively, and is not the operator.

Generally, management believes that labour relations at all of Goldcorp’s locations are good. Despite this, recent increased demand for skilled workers in the resource industry and increased demand for higher wages have led to higher employee turnover and increasing costs at some of Goldcorp’s operations. See “Risk Factors – Availability of Key Executives and Other Personnel”.

Foreign Operations

The Corporation currently owns, among other interests, 40% of the Dee/South Arturo Project in the United States, 100% of the Peñasquito Mine in Mexico, 100% of the Los Filos Mine in Mexico, 100% of the El Sauzal Mine in Mexico, 100% of the Noche Buena Project in Mexico, 100% of the Camino Rojo Project in Mexico, 100% of the Marlin Mine in Guatemala, 40% of the Pueblo Viejo Mine in the Dominican Republic, 100% of the Cerro Negro Mine in Argentina, 70% of the El Morro Project in Chile, 37 1⁄2% of the Alumbrera Mine in Argentina, and 100% of the Cerro Blanco Project in Guatemala. Goldcorp’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; ability of governments to unilaterally alter agreements; surface land access issues; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any changes in regulations or shifts in political attitudes in such foreign countries are beyond the control of the Corporation and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to restrictions on production, export controls, import restrictions, such as restrictions applicable to, among other things, equipment, services and supplies, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, surface land access, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See “Risk Factors – Foreign Operations”, “Risk Factors – Resource Nationalism”, “Risk Factors – Government Regulation”, “Risk Factors – Economic and Political Instability in Argentina”, “Risk Factors – Security”, and “Risk Factors – Corruption and Bribery Risk”.

Safety Commitment

The Corporation’s vision of making Goldcorp “Safe Enough for Our Families” is well understood by its employees and the Corporation continues to advance safety performance across all regions of its operations and projects. At the end of 2014, Goldcorp’s safety performance, as measured by the frequency of reportable incidents, (being the “All Injuries Frequency Rate” (“AIFR”)) improved by 16% and its lost time injury frequency rate (“LTIFR”) improved by 9%. The Corporation’s focus in 2014 was on elimination of fatalities resulting in no fatalities in 2014. Goldcorp is continually striving to improve its safety record and as a result of analyses, has put an additional focus on several key areas, including: (a) increased senior management visibility in the field; (b) improved risk identification and communication across the Corporation; (c) updated “Golden Rules” and the launch of “Life Saving Rules”; and (d) improvement of emergency response capabilities for all locations.

In 2014, as part of its safety commitment, Goldcorp continued a strategy of behavioural and leadership safety training to address safety performance. In 2014, Goldcorp continued the roll out of the “Fighting Fatalities” training and coaching which was commenced in 2013. The Corporation’s senior managers and leaders have taken an intensive Safety Leadership Training program, and in 2014, over 600 leaders completed an additional safety behavioral training. Goldcorp’s focus on “Potential Fatal Occurrences” (“PFO”) helped identify critical risk areas and allowed for sharing of learnings from incidents where no injury occurred. The lessons learned as a result of the thorough investigations of PFOs were shared across the Corporation to avoid the potential recurrence of similar incidents.

In 2014, Goldcorp’s “Safety Management System” has been integrated in the Sustainability Excellence Management System (“SEMS”), which includes standards for safety and health, environment, corporate social responsibility and security. The SEMS is intended to be fully integrated into all core business functions throughout the Corporation, and the Corporation expects that it will emphasize sustainability, responsibility and accountability at all organizational levels. Performance standards covering all activities that have the potential to affect the sustainability of Goldcorp’s properties and the communities in which it operates are an integral part of the SEMS. Full implementation of the SEMS occurred in 2014, during which time the Safety Management System was integrated into the SEMS, and was redeployed as part of the SEMS; three site audits were conducted during 2014, one at each of Wharf Mine, Los Files Mine and El Sauzal Mine. In 2014, five peer-review assessments of operations (Golden Eye safety reviews) were also completed within the Corporation in order to share best practices and assist with risk mitigation strategies.

One of the objectives during 2014 was to continue the integration of Health (Industrial Hygiene and Wellness) into the safety components. This was partially realized through the implementation of the new Golden Rule regarding hazardous substances. The launching of new guidelines for industrial hygiene management in 2012 led to the completion of a baseline situational analysis in all of Goldcorp’s North American and Canadian operations in 2014. This work will be continued in 2015.

On November 6, 2014, Goldcorp observed its second annual “Day of Remembrance” at each of its locations and sites. The Day of Remembrance included participation from Goldcorp’s executive and senior management, who were present at the various locations and sites. All operations, projects and offices stopped their normal activities that day to focus on avoiding fatalities, to remember employees who had lost their lives at work and to have discussions about avoiding fatalities. The presentations were followed by activities at the various sites, where site employees, including the executive and senior management, reviewed their workplaces and leaders shared their personal safety leadership plans. All employees were asked to develop their own personal safety plan and share it with their supervisors and place it in the Golden Guide. The personal safety plan establishes an individual’s personal commitment to themselves, their colleagues, and their family.

In 2014, the Éléonore Mine rescue team took first place in the 52nd provincial mine rescue championship in Chicoutimi, Quebec. The Red Lake Mines rescue team reached the finals in the Ontario mine rescue championship hosted by Goldcorp’s Porcupine Mine in Timmins, Ontario.

Occupational Health and Safety Policy

The Corporation has previously adopted an occupational health and safety policy (the “Occupational Health and Safety Policy”) that guides the Corporation’s objective of a safe and healthy workplace. The Occupational Health and Safety Policy provides that Goldcorp will develop and implement effective management systems to identify, minimize and manage health and safety risks; promote and enhance employee commitment and accountability; provide training, tools and information; strive for continuous improvement by setting targets and measuring results; and provide the resources to achieve a safe and healthy work environment. The Occupational Health and Safety Policy is available on the Corporation’s website at www.goldcorp.com.

Corporate Social Responsibility Policy

Goldcorp’s objective is to generate sustainable prosperity through its business operations, which means respecting the safety and health of its employees, protecting the environment, respecting the human rights of its employees and the residents of the communities in which it operates, and contributing to the sustainable development of those communities.

The Corporation has adopted a corporate social responsibility policy (the “Corporate Social Responsibility Policy”) that is guided by international standards and best practices and is supported by strategic relationships and other policies. Goldcorp believes that partnerships are the foundation of constructive, creative and sustainable development. The Corporate Social Responsibility Policy provides that Goldcorp will meet its objectives through the development of meaningful and effective strategies for engaging with stakeholders, by establishing grievance mechanisms, and by partnering with non-governmental organizations and integrating socio-economic, environmental, occupational health and safety, human rights, and governance best practices into the Corporation’s business processes. The Sustainability, Environment, Health and Safety Committee of the Corporation’s Board is responsible for overseeing the Corporate Social Responsibility Policy and information regarding assessments and performance will be made available to the public through annual GRI (as defined below) reporting. The Corporate Social Responsibility Policy is available on the Corporation’s website at www.goldcorp.com in English, Spanish and French.

During 2014, Goldcorp continued to implement components of its corporate social responsibility framework at all of its operating sites and projects, including: socio-economic baseline studies, stakeholder mapping and prioritization and upgraded grievance mechanisms. In addition, some of Goldcorp’s noteworthy corporate social responsibility activities and initiatives continue to include, among other things, the following:

•

United Nations Global Compact (“UN Global Compact”) – The UN Global Compact is a strategic policy initiative for businesses that are committed to aligning their operations and strategies with ten universally accepted principles in the areas of human rights, labour, environment and anti-corruption. In 2009, Goldcorp became a signatory to the UN Global Compact.

•

International Council on Mining and Metals (“ICMM”) – The ICMM is a collaborative organization comprised of mining and metals companies and associations working together on sustainability-related issues important to the mining industry, of which Goldcorp is a member. The ICMM is a contributor to sustainable development and requires members to perform based on principles of sustainable development.

•

Global Reporting Initiative (“GRI”) – The GRI is intended to serve as a generally accepted framework for reporting on an organization’s economic, environmental, social and health and safety performance. The GRI Reporting Framework contains general and sector-specific content applicable for reporting an organization’s sustainability performance. Goldcorp has committed to using the GRI as the basis for its sustainability reporting and has been reporting to and against the GRI since 2007.

•

Extractive Industries Transparency Initiative (“EITI”) – The EITI is a partnership of governments, international organizations, companies, non-governmental organizations, investors and business and industrial organizations with the aim to strengthen governance by improving transparency in transactions between governments and companies in the extractive industries. This transparency will in turn improve public awareness of the revenues from these industries, increasing the likelihood that they will contribute to sustainable development and poverty reduction. Goldcorp is an active supporter of the EITI, through the Corporation’s membership in the ICMM and individual corporate action. In countries where governments have indicated a desire to be a part of the process, Goldcorp is actively involved in contributing to the success of the initiative.

•

World Gold Council’s Conflict-Free Gold Standard (“CFGS”) – Developed by the World Gold Council with extensive input from gold producers, governments, civil society and supply chain participants, the CFGS establishes a common approach by which gold producers can assess and provide assurance that their gold has been extracted in a manner that does not cause, support or benefit unlawful armed conflict or contribute to serious human rights abuses or breaches of international humanitarian law. The CFGS was published in October 2012 and is designed to apply to World Gold Council member companies and other entities involved in the extraction of gold. Conformance with the CFGS will be externally assured. The Corporation first implemented the CFGS in 2013 and published its inaugural Conflict-Free Gold Report in May 2014. Goldcorp is committed to conforming to the CFGS on an annual basis, and as such, has continued to implement the CFGS in 2014, in particular, at the Corporation’s Mexico and Guatemala sites. The application of CFGS has also assisted the Corporation in continuing to implement practices aligned with the Voluntary Principles (as defined below).

•

Voluntary Principles on Security and Human Rights (“Voluntary Principles”) – Governments of the United States and the United Kingdom, companies in the extractive and energy sectors and non-governmental organizations have developed a set of voluntary principles to guide companies in maintaining the safety and security of their operations within an operating framework that ensures respect for human rights and fundamental freedoms. Goldcorp commenced the process of reviewing its formal participation in the Voluntary Principles in 2014, and has implemented practices to embrace the Voluntary Principles and to support their core values, including multi-stakeholder dialogue among government, non-government organizations and the Corporation. In 2014, several Goldcorp operations implemented practices aligned with the Voluntary Principles in coordination with the application of the CFGS.

See also, “Environmental and Sustainability Policy” below.

Human Rights Policy

Goldcorp has adopted a human rights policy (the “Human Rights Policy”) which integrates human rights best practices into business processes and informs decision-making and due diligence processes. The Human Rights Policy provides that Goldcorp shall operate in a way that respects human rights of employees and the communities in which the Corporation operates. The Human Rights Policy is guided by international laws and provides for, among other things, human rights of indigenous peoples in association with Convention 169 of the International Labour Organization (“ILO Convention 169”).

The Human Rights Policy recognizes that while governments have the primary responsibility to protect human rights, Goldcorp’s activities have the potential to impact the human rights of individuals affected by its business operations. As such, the Human Rights Policy provides that Goldcorp will seek constructive dialogues and partnerships with a variety of stakeholders on its human rights performance, especially those impacted directly by its operations. The Human Rights Policy is subject to regular review and update, the most recent of which was in progress at the end of 2014. Furthermore, beginning in 2012, the Corporation commenced developing the necessary materials and partnerships to provide training of all its employees and contractors on human rights and the Human Rights Policy. In 2014, specific training and awareness sessions on the Human Rights Policy were carried out in Mexico and Guatemala as part of Goldcorp’s implementation of the CFGS.

The Sustainability, Environment, Health and Safety Committee of the Board is responsible for overseeing the Human Rights Policy and information regarding assessments and performance will be made available to the public through annual GRI reporting. The Human Rights Policy is available on the Corporation’s website at www.goldcorp.com in English, Spanish and French.

Environmental and Sustainability Policy

Goldcorp has implemented an environmental and sustainability policy (the “Environmental and Sustainability Policy”) which states that the Corporation and its subsidiaries are committed to the protection of life, health and the environment for present and future generations. Resources will be focused to achieve shareholder profitability in all operations without neglecting Goldcorp’s commitment to sustainable development. The needs and culture of the local communities will be respected. All employees are responsible for incorporating into their planning and work the actions necessary to fulfill this commitment. The Environmental and Sustainability Policy is available on the Corporation’s website at www.goldcorp.com.

To meet these responsibilities, Goldcorp will provide its employees with the necessary resources to:

•	Design, construct, operate and close the Corporation’s facilities to comply with applicable local regulations and laws and to meet international guidelines.

•

Promote employee commitment and accountability to the Environmental and Sustainability Policy and enhance employees’ capabilities in the implementation through the use of integrated management systems.

•	Promote the development and implementation of effective systems to minimize risks to health, safety and the environment.

•	Be proactive in community development programs so the communities are not reliant on the mines for their future.

•	Communicate openly with employees, local stakeholders and governments on the Corporation’s plans, programs and performance.

•

Work cooperatively with government agencies, local communities, educational institutions and suppliers to achieve safe handling, use and disposal of all of the Corporation’s materials, resources and products.

•	Use the best technologies to continuously improve the safe, efficient use of resources, processes and materials.

In addition, as described above, Goldcorp has implemented the SEMS, a performance-based framework and standards for safety and health, environment, corporate social responsibility and security.

Goldcorp’s properties are routinely inspected by regulatory staff to ensure that such properties are in compliance with applicable environmental laws and regulations. None of Goldcorp’s mineral properties received any fines or notices of violation of environmental laws or regulations of a material nature during the year ended December 31, 2014. Such properties are also periodically audited by internal staff to ensure that they are in compliance with applicable environmental laws and regulations as well as the Environmental and Sustainability Policy and standards. Three SEMS audits were conducted during 2014, one at each of Wharf Mine, Los Filos Mine and El Sauzal Mine, by teams that were independent of the operations being audited. The SEMS audits evaluated compliance with applicable regulatory requirements and compliance with the SEMS standards. The audits also evaluated areas where best practices can be updated. The Sustainability, Environment, Health and Safety Committee of the Board is responsible for overseeing the Environmental and Sustainability Policy.

As part of Goldcorp’s goal to minimize the impact on the environmental and social aspects of its projects and operations, it develops comprehensive closure and reclamation plans as part of its initial project planning and design. If it acquires a property that lacks a closure plan, Goldcorp requires preparation of a closure plan. As part of the Corporation’s annual strategic business planning, the Corporation, through interaction with its sites, identifies the significant environmental risks and reviews and updates the total closure costs for each property to account for additional knowledge acquired in respect of a property or for changes in applicable laws or regulations. This process ensures that the Corporation properly budgets for the costs associated with implementing the environmental policies.

In addition to the initiatives described above under “Corporate Social Responsibility Policy”, and consistent with the Environmental and Sustainability Policy, additional initiatives of particular importance to Goldcorp relating to the protection of the environment and sustainability are:

•

Carbon Disclosure Project (“CDP”) – The CDP is an independent not-for-profit organization aiming to create a lasting relationship between shareholders and corporations regarding the implications for shareholder value and commercial operations presented by climate change. The goal of the CDP is to facilitate a dialogue, supported by quality information, from which a rational response to climate change will emerge. Goldcorp made its first submission to the CDP in 2007, and continues to report on an annual basis.

•

International Cyanide Management Code (the “Cyanide Code”) – The Cyanide Code is a voluntary industry program for companies involved in the production of gold by the cyanidation process and focuses on the management of cyanide and cyanide solutions. The Cyanide Code addresses the production of cyanide, its transport from the producer to the mine, its on-site storage and use, decommissioning and financial assurance, worker safety, emergency response, training, stakeholder involvement and implementation verification. Goldcorp became a signatory to the Cyanide Code in July 2007, and currently all of its operating mines are certified compliant with the Cyanide Code, with the exception of the two newest operations, Éléonore Mine and Cerro Negro Mine. Goldcorp plans to nominate these two operations for certification to the Cyanide Code during 2015.

As it relates to climate change, the Corporation acknowledges climate change as an international and community concern. Accordingly, Goldcorp supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. Goldcorp is committed to reducing energy consumption and greenhouse gas emissions and it promotes energy efficiency at all of its operations. Goldcorp has implemented a corporate-wide energy strategy and established objectives and targets with respect to energy.

Access to available water resources is another environmental concern to the Corporation and is under increasing pressure. Goldcorp’s use of water resources can have a potentially significant environmental impact if they are not designed and managed well and, as such, efficient water management is a priority at all of Goldcorp’s operations. Goldcorp has a particular focus on recycling process water. Other initiatives that Goldcorp has adopted include predictive water balance models, continuous improvement programs, and performance monitoring systems. Goldcorp monitors risks associated with water quality and quantity, and the potential impact on local communities. Recognizing the value of water as a shared resource, Goldcorp developed a corporate-wide Water Stewardship Strategy during 2013, which is now being fully implemented at all of its operations. The Water Stewardship Strategy includes specific milestones to be achieved at each of Goldcorp’s operations, which include: designation of a person responsible for water stewardship at each operation, site-wide water audits, hydrogeological modeling, a site-wide water balance, and basin scale water footprint characterization.

Goldcorp implemented a Tailings Stewardship Program in 2014, which embeds additional rigor in the management of Goldcorp’s tailing facilities, such as ongoing dam evaluations, operations, surveillance and management plans, and innovation sharing. The Tailings Stewardship Program also involves reviewing operator training and requires an Engineer of Record for every site and, at a minimum, annual third-party reviews for all tailings and water dams.

On November 24, 2014, Goldcorp announced that it has been ranked as one of the top 100 companies in the world for its sustainability reporting and performance by the NASDAQ OMX CRD Global Sustainability Index. The NASDAQ OMX CRD Global Sustainability Index is an equally-weighted equity index that serves as a benchmark for stocks of companies that are taking a leadership role in sustainability performance reporting and are traded on a major U.S. stock exchange. The NASDAQ OMX CRD Global Sustainability Index is made up of 100 companies that have taken a leadership role in disclosing their carbon footprint, energy usage, water consumption, hazardous and non-hazardous waste, employee safety, workforce diversity, management composition and community investing. These are companies that are voluntarily disclosing their current environmental, social and governance risks as well as their revenue opportunities and how it will affect future performance. Goldcorp was added to the Dow Jones Sustainability Index (“DJSI”) North America in each of 2010 and 2012. The DJSI includes over 340 global companies indentified as leaders in the areas of sustainable economic, environmental and social performance. In addition, Goldcorp was added to the S&P/TSX 60 ESG (Environment, Social and Governance) Index (the “ESG Index”) in 2014. The ESG Index is designed to track the performance of the constitute companies of the S&P/TSX 60, while taking into account each company’s sustainability performance relative to the corresponding industry-specific standards. The construction methodology is based on the S&P/TSX 60, while companies’ sustainability profiles are evaluated using the RobsecoSAM Corporate Sustainability Assessment. Companies are re-weighted according to their sustainability score, meaning those with a higher score are weighted higher in the ESG Index than in the S&P/TSX 60.

Diversity Policy

Goldcorp has implemented a diversity policy (the “Diversity Policy”) which states that Goldcorp and all its subsidiaries are committed to workplace diversity. Goldcorp recognizes the benefits arising from employee and Board diversity including a broader pool of high quality employees, improving employee retention, accessing different perspectives and ideas and benefiting from all available talent. The Diversity Policy is available on the Corporation’s website at www.goldcorp.com. The Diversity Policy promotes the benefits of, and need for, extending opportunities for career advancement to all company personnel and outside candidates, without distinction as to gender, ethnicity, or any other basis.

“Diversity” is any dimension that can be used to differentiate groups and people from one another and it means the respect for and appreciation of the differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability. Goldcorp respects and values the perspectives, experiences, cultures and essential differences that employees possess. In addition, Goldcorp’s commitment to the advancement of women in the workplace is embodied in the industry-leading “Creating Choices Program” and reflects Goldcorp’s understanding that achievement and fulfillment of individuals’ career potential are only made possible by the development and advancement opportunities, training and mentoring provided to all of the Corporation’s personnel, throughout the organization.

The Board is committed to fostering a diverse environment where: individual differences are respected; the ability to contribute and access employment opportunities is based on performance, skill and merit, while recognizing the benefits of and actively promoting greater representation of women in leadership positions throughout the organization, including at the Board and in executive officer positions; and inappropriate attitudes, behaviours and stereotypes are confronted and eliminated. Management of the Corporation is charged with the responsibility of implementing the Diversity Policy, achieving diversity initiatives determined by the Board and reporting to the Board on the progress toward and achievement of diversity policy initiatives. Management of the Corporation is also responsible for recruiting and fostering a diverse and inclusive culture.

In addition, Goldcorp has also implemented the following policies that promote and support diversity: Code of Conduct; Corporate Social Responsibility Policy; Employee Assistance Program; Harassment Policy (British Columbia and Ontario); Human Rights Policy; Occupational, Health and Safety Policy; Environmental & Sustainability Policy; and Creating Choices Program.

Investment Policy

Goldcorp has implemented an investment policy (the “Investment Policy”) which establishes the governance process by which the management of the Corporation will review proposed expenditures prior to making investments on behalf of the Corporation. The Investment Policy defines the rules, principles and policies that govern investment decisions, known as the “Goldcorp Investment Framework”. The Investment Policy is designed to assist in making informed investment decisions and to ensure that all investments: are aligned with Goldcorp’s six pillar strategy (safety, people, partnerships, margins, reserves and production); are selected and funded based on a consistent framework and decision-making principles; maximize shareholder value on a risk-adjusted basis; and meet Goldcorp’s approval requirements.

Anti-Bribery and Anti-Corruption Policy

Goldcorp has implemented an anti-bribery and anti-corruption policy (the “Anti-Bribery and Anti-Corruption Policy”) which outlines requirements that must be fulfilled by all Goldcorp employees, officers and directors, as well as by any third party working for or acting on the Corporation’s behalf. These requirements include prohibitions against bribing government officials, making facilitation payments and commercial bribery.

The Anti-Bribery and Anti-Corruption Policy also provides employees with clarity regarding: books and records transparency; giving gifts to government officials; making political or charitable contributions; third party oversight and due diligence; internal controls; and, management’s responsibility to promote an ethical tone from the top and create awareness of the policy.

Technical Information

CIM Definition Standards

The Mineral Reserves and Mineral Resources for the Red Lake Mines, the Porcupine Mine, the Musselwhite Mine, the Dee/South Arturo Project, the Los Filos Mine, the Peñasquito Mine, the Cerro Negro Mine, the Marlin Mine, the Pueblo Viejo Mine, the Éléonore Mine, the El Morro Project, the Camino Rojo Project, the Cochenour Deposit, the El Sauzal Mine, the Cerro Blanco Project, the Noche Buena Project and the San Nicolas Project, have been estimated in accordance with the CIM Definition Standards which were incorporated by reference in NI 43-101. The following definitions are reproduced from the CIM Definition Standards:

A “Mineral Resource” is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors (as defined below) in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A “Mineral Reserve” is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying

Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a pre-feasibility study or feasibility study.

A “Probable Mineral Reserve” is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

For the purposes of the CIM Definition Standards, “Modifying Factors” are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors

JORC Code Definitions

The Ore Reserves and Mineral Resources for the Alumbrera Mine have been estimated in accordance with the current version of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”), the Australian worldwide standards. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101. The following definitions are reproduced from the JORC Code:

A “Mineral Resource” is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade (or quality), and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade (or quality), continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade (or quality) are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade (or quality) continuity. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to an Ore Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade (or quality), densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes, and is sufficient to assume geological and grade (or quality) continuity between points of observation where data and samples are gathered. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Ore Reserve.

A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade (or quality), densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

Geological evidence is derived from detailed and reliable exploration, sampling and testing gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes, and is sufficient to confirm geological and grade (or quality) continuity between points of observation where data and samples are gathered. A Measured Mineral Resource has a higher level of confidence than that applying to either an

Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proved Ore Reserve or under certain circumstances to a Probable Ore Reserve.

An “Ore Reserve” is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.

A “Probable Ore Reserve” is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Ore Reserve is lower than that applying to a Proved Ore Reserve.

A “Proved Ore Reserve” is the economically mineable part of a Measured Mineral Resource. A Proved Ore Reserve implies a high degree of confidence in the Modifying Factors

For the purposes of the JORC Code, “Modifying Factors” are considerations used to convert Mineral Resources to Ore Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

The foregoing definitions of Ore Reserves and Mineral Resources as set forth in the JORC Code have been reconciled to the definitions set forth in the CIM Definition Standards. If the Ore Reserves and Mineral Resources for the Alumbrera Mine were estimated in accordance with the definitions in the CIM Definition Standards, there would be no substantive difference in such Ore Reserves and Mineral Resources.

Summary of Ore Reserve/Mineral Reserve and Mineral Resource Estimates

Ore Reserve/Mineral Reserve Estimates

The following table sets forth the estimated gold, silver and copper Ore Reserves/Mineral Reserves for the Red Lake Mines, the Porcupine Mine, the Musselwhite Mine, the Dee/South Arturo Project, the Los Filos Mine, the Peñasquito Mine, the Cerro Negro Mine, the Alumbrera Mine, the Marlin Mine, the Pueblo Viejo Mine, the Éléonore Mine, the El Morro Project and the Camino Rojo Project as of December 31, 2014:

Proved/Proven and Probable Gold, Silver and Copper Ore/Mineral Reserves (1)(2)(9)(12)

			Grade			Contained Metal

Deposit	Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
		(millions)	(grams per tonne)	(grams per tonne)	(%)	(millions of ounces)	(millions of ounces)	(millions of pounds)

Red Lake Mines (3)	Proven	1.19	14.16	—	—	0.54	—	—
	Probable	5.23	9.01	—	—	1.52	—	—
	Proven + Probable	6.42	9.96	—	—	2.06	—	—

Porcupine Mine	Proven	12.31	2.34	—	—	0.93	—	—
	Probable	45.63	1.40	—	—	2.05	—	—
	Proven + Probable	57.94	1.60	—	—	2.98	—	—

Musselwhite Mine	Proven	3.15	7.31	—	—	0.74	—	—
	Probable	4.47	6.41	—	—	0.92	—	—
	Proven + Probable	7.61	6.79	—	—	1.66	—	—

Dee/South Arturo Project(11)	Proven	—	—	—	—	—	—	—
(Goldcorp’s 40% interest)	Probable	1.14	4.40	6.62	—	0.16	0.24	—
	Proven + Probable	1.14	4.40	6.62	—	0.16	0.24	—

Los Filos Mine (4)	Proven	48.77	1.07	5.71	—	1.67	8.95	—
	Probable	198.42	0.80	5.04	—	5.10	32.16	—
	Proven + Probable	247.19	0.85	5.17	—	6.77	41.11	—

			Grade			Contained Metal

Deposit	Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
		(millions)	(grams per tonne)	(grams per tonne)	(%)	(millions of ounces)	(millions of ounces)	(millions of pounds)
Peñasquito Mine (5)	Proven	336.26	0.64	33.31	—	6.92	360.11	—
Mill	Probable	210.72	0.41	25.03	—	2.77	169.54	—
	Proven + Probable	546.98	0.55	30.12	—	9.70	529.65	—

Peñasquito Mine (5)	Proven	43.78	0.35	31.67	—	0.49	44.58	—
Heap Leach	Probable	45.96	0.24	25.00	—	0.35	36.94	—
	Proven + Probable	89.74	0.29	28.25	—	0.85	81.52	—

Cerro Negro Mine(6)	Proven	0.34	6.01	97.75	—	0.07	1.08	—
	Probable	16.53	9.78	80.07	—	5.19	42.55	—
	Proven + Probable	16.87	9.70	80.43	—	5.26	43.63	—

Alumbrera Mine (10)	Proved	54.38	0.31	—	0.33	0.54	—	396
(Goldcorp’s 37 1⁄2% interest)	Probable	1.88	0.21	—	0.25	0.01		10
	Proved + Probable	56.25	0.31	—	0.33	0.55	—	406

Marlin Mine	Proven	1.31	5.31	292.88	—	0.22	12.35	—
	Probable	0.54	5.15	212.04	—	0.09	3.65	—
	Proven + Probable	1.85	5.26	269.44	—	0.31	16.00	—

Pueblo Viejo Mine (7)(11)	Proven	18.16	3.18	22.93	0.09	1.85	13.38	38
(Goldcorp’s 40% interest)	Probable	40.19	3.37	19.74	0.12	4.36	25.50	104
	Proven + Probable	58.35	3.31	20.73	0.11	6.21	38.89	142

Éléonore Mine (8)	Proven	2.99	6.27	—	—	0.60	—	—
	Probable	21.58	6.30	—	—	4.37	—	—
	Proven + Probable	24.57	6.30	—	—	4.97	—	—

El Morro Project	Proven	225.27	0.56	—	0.55	4.07	—	2,714
(Goldcorp’s 70% interest)	Probable	194.07	0.35	—	0.43	2.17	—	1,838
	Proven + Probable	419.34	0.46	—	0.49	6.24	—	4,552

Camino Rojo Project	Proven	—	—	—	—	—	—	—
	Probable	84.52	0.68	13.80	—	1.85	37.49	—
	Proven + Probable	84.52	0.68	13.80	—	1.85	37.49	—

Total	Proved/Proven					18.66	440.45	3,147
	Probable					30.92	348.08	1,953
	Proved/Proven + Probable					49.58	788.53	5,100

(1)

All Mineral Reserves or Ore Reserves have been estimated in accordance with the CIM Definition Standards or the JORC Code. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101. All Mineral Reserves and Ore Reserves have been reported as of December 31, 2014.

(2)

All Mineral Reserves and Ore Reserves set out in the table above have been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under NI 43-101.

(3)

The Mineral Reserves for the Red Lake Mines set out in the table above are classified as proven and probable, and are based on the CIM Definition Standards. See “Description of the Business — Mineral Properties — Canada and the United States — Red Lake Mines, Canada — Mineral Reserve and Mineral Resource Estimates” for further details.

(4)

The Mineral Reserves for the Los Filos Mine set out in the table above are classified as proven and probable, and are based on the CIM Definition Standards. See “Description of the Business — Mineral Properties — Latin America — Los Filos Mine, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(5)

The Mineral Reserves for the Peñasquito Mine set out in the table above are classified as proven and probable, and are based on the CIM Definition Standards. See “Description of the Business — Mineral Properties — Latin America — Peñasquito Mine, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(6)

The Mineral Reserves for the Cerro Negro Mine set out in the table above are classified as proven and probable, and are based on the CIM Definition Standards. See “Description of the Business — Mineral Properties — Latin America — Cerro Negro Mine, Argentina — Mineral Reserve and Mineral Resource Estimates” for further details.

(7)

The Mineral Reserves for the Pueblo Viejo Mine set out in the table above are classified as proven and probable, and are based on the CIM Definition Standards. See “Description of the Business — Mineral Properties — Latin America — Pueblo Viejo Mine, Dominican Republic — Mineral Reserve and Mineral Resource Estimates” for further details.

(8)

The Mineral Reserves for the Éléonore Mine set out in the table above are classified as proven and probable, and are based on the CIM Definition Standards. See “Description of the Business — Mineral Properties — Canada and the United States — Éléonore Mine, Canada — Mineral Reserve and Mineral Resource Estimates” for further details.

(9)	Mineral Reserves are estimated using US$ commodity prices of $1,300 per ounce of gold, $22 per ounce of silver, $3.00 per pound of copper, unless otherwise noted.
(10)	Mineral Reserves are provided by Glencore plc using US$ commodity prices of $1,332 per ounce of gold and $3.17 per pound of copper.
(11)	Mineral Reserves are provided by Barrick using US$ commodity prices of $1,100 per ounce of gold, $17 per ounce of silver and $3.00 per pound of copper.
(12)	Numbers may not add up due to rounding.

The following table sets forth the estimated lead and zinc Mineral Reserves for the Peñasquito Mine – Mill as of December 31, 2014:

Proven and Probable Lead and Zinc Mineral Reserves (1)(2)(3)(4)(5)

		Grade		Contained Metal

Category	Tonnes (millions)	Lead (%)	Zinc (%)	Lead (millions of pounds)	Zinc (millions of pounds)

Proven	336.26	0.35	0.84	2,578	6,232
Probable	210.72	0.25	0.61	1,179	2,849
Proven + Probable	546.98	0.31	0.75	3,757	9,081

(1)	All Mineral Reserves have been estimated in accordance with the CIM Definition Standards. All Mineral Reserves have been reported as of December 31, 2014.
(2)	All Mineral Reserves set out in the table above have been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under NI 43-101.
(3)

The Mineral Reserves for the Peñasquito Mine set out in the table above are classified as proven and probable, and are based on the CIM Definition Standards. See “Description of the Business — Mineral Properties — Latin America — Peñasquito Mine, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(4)	Mineral Reserves are estimated using US$ commodity prices of $0.90 per pound of lead, and $0.90 per pound of zinc.
(5)	Numbers may not add up due to rounding.

Mineral Resource Estimates

The following table sets forth the estimated gold, silver and copper Mineral Resources for the Red Lake Mines, the Cochenour Deposit, the Porcupine Mine, the Musselwhite Mine, the Éléonore Mine, the Dee/South Arturo Project, the Los Filos Mine, the El Sauzal Mine, the Peñasquito Mine, the Cerro Negro Mine, the Marlin Mine, the Pueblo Viejo Mine, the El Morro Project, the Cerro Blanco Project, the Noche Buena Project, the San Nicolas Project and the Camino Rojo Project as of December 31, 2014:

Measured, Indicated and Inferred Gold, Silver and Copper Mineral Resources (1)(2)(9)(10)(13)

(excluding Proved/Proven and Probable Mineral Reserves)

			Grade			Contained Metal

Deposit	Category	Tonnes (millions)	Gold (grams per tonne)	Silver (grams per tonne)	Copper (%)	Gold (millions of ounces)	Silver (millions of ounces)	Copper (millions of pounds)

Red Lake Mines (3)	Measured	1.39	20.26	—	—	0.90	—	—
	Indicated	2.72	16.46	—	—	1.44	—	—
	Measured + Indicated	4.11	17.74	—	—	2.34	—	—
	Inferred	3.00	19.58	—	—	1.89	—	—

Cochenour Deposit (3)	Measured	—	—	—	—	—	—	—
	Indicated	—	—	—	—	—	—	—
	Measured + Indicated	—	—	—	—	—	—	—
	Inferred	9.30	11.55	—	—	3.45	—	—

Porcupine Mine	Measured	42.25	1.49	—	—	2.02	—	—
	Indicated	126.06	1.38	—	—	5.58	—	—
	Measured + Indicated	168.31	1.41	—	—	7.61	—	—
	Inferred	16.92	2.87	—	—	1.56	—	—

Musselwhite Mine	Measured	0.24	5.67	—	—	0.04	—	—
	Indicated	0.74	5.61	—	—	0.13	—	—
	Measured + Indicated	0.98	5.62	—	—	0.18	—	—
	Inferred	7.02	5.61	—	—	1.27	—	—

Éléonore Mine (4)	Measured	0.86	8.03	—	—	0.22	—	—
	Indicated	4.33	6.00	—	—	0.83	—	—
	Measured + Indicated	5.19	6.34	—	—	1.06	—	—
	Inferred	12.09	7.19	—	—	2.80	—	—

Dee/South Arturo Project(11)	Measured	—	—	—	—	—	—	—
(Goldcorp’s 40% interest)	Indicated	20.47	1.30	6.67	—	0.86	4.39	—
	Measured + Indicated	20.47	1.30	6.67	—	0.86	4.39	—
	Inferred	3.87	0.68	3.46	—	0.08	0.43	—

			Grade			Contained Metal

Deposit	Category	Tonnes (millions)	Gold (grams per tonne)	Silver (grams per tonne)	Copper (%)	Gold (millions of ounces)	Silver (millions of ounces)	Copper (millions of pounds)
Los Filos Mine (5)	Measured	11.36	2.62	11.00	—	0.96	4.02	—
	Indicated	112.34	0.88	7.45	—	3.17	26.90	—
	Measured + Indicated	123.70	1.04	7.77	—	4.13	30.91	—
	Inferred	175.86	0.82	6.31	—	4.64	35.67	—

El Sauzal Mine	Measured	—	—	—	—	—	—	—
	Indicated	2.86	2.29	—	—	0.21	—	—
	Measured + Indicated	2.86	2.29	—	—	0.21	—	—
	Inferred	0.04	1.33	—	—	0.00	—	—

Peñasquito Mine (6)	Measured	137.76	0.28	26.13	—	1.22	115.71	—
Mill	Indicated	366.98	0.28	21.52	—	3.27	253.86	—
	Measured + Indicated	504.75	0.28	22.77	—	4.50	369.57	—
	Inferred	17.47	0.13	19.46	—	0.08	10.93	—

Peñasquito Mine (6)	Measured	20.22	0.14	19.31	—	0.09	12.55	—
Heap Leach	Indicated	96.47	0.22	16.73	—	0.68	51.90	—
	Measured + Indicated	116.69	0.21	17.18	—	0.77	64.45	—
	Inferred	24.44	0.19	13.72	—	0.15	10.78	—

Cerro Negro Mine (7)	Measured	0.32	7.36	116.37	—	0.08	1.20	—
	Indicated	3.48	5.13	39.30	—	0.57	4.39	—
	Measured + Indicated	3.80	5.32	45.81	—	0.65	5.59	—
	Inferred	1.54	6.44	37.64	—	0.32	1.86	—

Marlin Mine	Measured	0.36	4.24	153.35	—	0.05	1.76	—
	Indicated	0.26	4.35	202.35	—	0.04	1.71	—
	Measured + Indicated	0.62	4.29	174.12	—	0.09	3.47	—
	Inferred	0.09	7.17	358.29	—	0.02	1.08	—

Pueblo Viejo Mine (8)(11)	Measured	1.46	2.88	18.18	0.12	0.13	0.85	4
(Goldcorp’s 40% interest)	Indicated	48.38	2.61	15.17	0.08	4.07	23.60	89
	Measured + Indicated	49.83	2.62	15.26	0.08	4.20	24.45	93
	Inferred	1.33	2.51	21.22	0.02	0.11	0.91	1

El Morro Project	Measured	13.85	0.53	—	0.51	0.24	—	156
(Goldcorp’s 70% interest)	Indicated	50.79	0.38	—	0.39	0.62	—	441
	Measured + Indicated	64.65	0.41	—	0.42	0.85	—	597
	Inferred	474.65	0.30	—	0.35	4.52	—	3,633

Cerro Blanco Project	Measured	—	—	—	—	—	—	—
	Indicated	2.52	15.64	72.00	—	1.27	5.83	—
	Measured + Indicated	2.52	15.64	72.00	—	1.27	5.83	—
	Inferred	1.35	15.44	59.60	—	0.67	2.59	—

Noche Buena Project	Measured	—	—	—	—	—	—	—
	Indicated	71.75	0.42	14.06	—	0.96	32.44	—
	Measured + Indicated	71.75	0.42	14.06	—	0.96	32.44	—
	Inferred	17.67	0.42	13.92	—	0.24	7.91	—

San Nicolas Project(12)	Measured	—	—	—	—	—	—	—
(Goldcorp’s 21% interest)	Indicated	19.26	0.46	26.70	1.24	0.28	16.53	527
	Measured + Indicated	19.26	0.46	26.70	1.24	0.28	16.53	527
	Inferred	2.28	0.26	17.40	1.24	0.02	1.27	62

Camino Rojo Project	Measured	—	—	—	—	—	—	—
	Indicated	221.41	0.87	7.37	—	6.20	52.46	—
	Measured + Indicated	221.41	0.87	7.37	—	6.20	52.46	—
	Inferred	86.14	0.78	4.43	—	2.17	12.28	—

Total	Measured					5.96	136.10	160
	Indicated					30.19	474.02	1,056
	Measured + Indicated					36.15	610.11	1,216
	Inferred					23.97	85.70	3,696

(1)

All Mineral Resources have been estimated in accordance with the CIM Definition Standards or the JORC Code. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101. All Mineral Resources have been reported as of December 31, 2014.

(2)

All Mineral Resources set out in the table above, have been reviewed and approved by Gil Lawson, P.Eng, Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under NI 43-101.

(3)

The Mineral Resources for Red Lake Mines and the Cochenour Deposit set out in the table above are classified as measured, indicated and inferred, and are based on the CIM Definition Standards. See “Description of the Business — Mineral Properties — Canada and the United States — Red Lake Mines, Canada — Mineral Reserve and Mineral Resource Estimates” for further details.

(4)

The Mineral Resources for the Éléonore Mine set out in the table above are classified as measured, indicated and inferred, and are based on the CIM Definition Standards. See “Description of the Business — Mineral Properties — Canada and the United States — Éléonore Mine, Canada — Mineral Reserve and Mineral Resource Estimates” for further details.

(5)

The Mineral Resources for the Los Filos Mine set out in the table above are classified as measured, indicated and inferred, and are based on the CIM Definition Standards. See “Description of the Business — Mineral Properties — Latin America — Los Filos Mine, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(6)

The Mineral Resources for the Peñasquito Mine set out in the table above are classified as measured, indicated and inferred, and are based on the CIM Definition Standards. See “Description of the Business — Mineral Properties — Latin America — Peñasquito Mine, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(7)

The Mineral Resources for the Cerro Negro Mine set out in the table above are classified as measured, indicated and inferred, and are based on the CIM Definition Standards. See “Description of the Business — Mineral Properties — Latin America — Cerro Negro Mine, Argentina — Mineral Reserve and Mineral Resource Estimates” for further details.

(8)

The Mineral Resources for the Pueblo Viejo Mine set out in the table above are classified as measured, indicated and inferred, and are based on the CIM Definition Standards. See “Description of the Business — Mineral Properties — Latin America — Pueblo Viejo Mine, Dominican Republic — Mineral Reserve and Mineral Resource Estimates” for further details.

(9)	All Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(10)

Mineral Resources are estimated using US$ commodity prices of $1,500 per ounce of gold, $24 per ounce of silver, $3.50 per pound of copper, unless otherwise noted. Éléonore Mine is estimated using a US$ commodity price of $1,300 per ounce of gold.

(11)	Mineral Resources provided by Barrick using US$ commodity prices of $1,400 per ounce of gold, $19 per ounce of silver and $3.50 per pound of copper.
(12)	Mineral Resources provided by Teck Resources Limited using US$ commodity prices of $1,275 per ounce of gold, $22.50 per ounce of silver and $2.75 per pound of copper.
(13)	Numbers may not add up due to rounding.

The following table sets forth the estimated lead and zinc Mineral Resources for the Peñasquito Mine, the Camino Rojo Project and the San Nicolas Project as of December 31, 2014:

Measured, Indicated and Inferred Lead and Zinc Mineral Resources (1)(2)(4)(5)

(excluding Proven and Probable Mineral Reserves)

			Grade		Contained Metal

Deposit	Category	Tonnes (millions)	Lead (%)	Zinc (%)	Lead (millions of pounds)	Zinc (millions of pounds)

Peñasquito Mine (3)	Measured	137.76	0.26	0.63	796	1,908
Mill	Indicated	366.98	0.20	0.43	1,600	3.471
	Measured + Indicated	504.75	0.22	0.48	2,395	5,379
	Inferred	17.47	0.24	0.48	93	186

Camino Rojo Project	Measured	—	—	—	—	—
	Indicated	221.41	0.08	0.25	388	1,224
	Measured + Indicated	221.41	0.08	0.25	388	1,224
	Inferred	86.14	0.03	0.17	51	315

San Nicolas Project	Measured	—	—	—	—	—
	Indicated	19.26	—	1.68	—	713
	Measured + Indicated	19.26	—	1.68	—	713
	Inferred	2.28	—	0.97	—	49

Total	Measured				796	1,908
	Indicated				1,988	5,408
	Measured + Indicated				2,784	7,316
	Inferred				143	550

(1)	All Mineral Resources have been estimated in accordance with the CIM Definition Standards. All Mineral Resources have been reported as of December 31, 2014.
(2)

All Mineral Resources set out in the table above have been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under NI 43-101.

(3)

The Mineral Resources for the Peñasquito Mine set out in the table above are classified as measured, indicated and inferred, and are based on the CIM Definition Standards. See “Description of the Business — Mineral Properties — Latin America — Peñasquito Mine, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(4)	Mineral Resources are estimated using US$ commodity prices of $1.00 per pound of lead and $1.00 per pound of zinc.
(5)	Numbers may not add up due to rounding.

MINERAL PROPERTIES

CANADA AND THE UNITED STATES

The Corporation’s properties in Canada and the United States include the Red Lake Mines, the Porcupine Mine, the Musselwhite Mine, the Éléonore Mine and the Dee/South Arturo Project (40%). The Red Lake Mines and the Éléonore Mine, each described below, are considered to be material mineral properties to Goldcorp.

RED LAKE MINES, CANADA

The Red Lake Mines are directly and indirectly wholly-owned by Goldcorp. The Red Lake Mines are located in the Red Lake district, Ontario. The nearby Bruce Channel discovery (now forming part of the Cochenour Deposit) secures control of eight kilometres of strike length in the heart of the Red Lake trend. Development of the Cochenour Deposit (as defined below) is advancing toward first gold production in the third quarter of 2015. At the Red Lake Mines, Goldcorp’s gold production for 2015 is expected to range from 400,000 to 425,000 ounces.

All scientific and technical information included in the following section has been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under NI 43-101.

Project Description and Location

The Red Lake Mines are owned by Goldcorp (72%) and Goldcorp Canada (28%) through a partnership. The operations comprise the former Campbell and Red Lake underground mines, which are now integrated and operate as a single entity by the partnership. For the purposes herein, the shafts and mill at Red Lake are collectively termed the “Red Lake Complex” and those at Campbell are termed the “Campbell Complex”. The combined mine area can also be referred to as the greater “Red Lake–Campbell Complex”. The Cochenour complex (the “Cochenour Complex”) covers mineralization located on the former Cochenour–Willans mine and the former Gold Eagle mines property which hosts the Western Discovery Zone deposit and the new Cochenour deposit (the Cochenour deposit was previously referred to as the Bruce Channel deposit; and the Western Discovery Zone and Cochenour deposits are collectively now referred to as the “Cochenour Deposit”). Goldcorp acquired a 100% share of the Gold Eagle properties on September 25, 2008 from Gold Eagle Mines Ltd. (“Gold Eagle”).

The Red Lake Mines are situated 180 kilometres north of the town of Dryden, Ontario. The Red Lake Complex consists of 89 patented mineral claims covering 1,254 hectares and the Campbell Complex consists of 77 patented mineral claims covering 1,084 hectares. The claims are held in the name of either Goldcorp, or Goldcorp Canada, or jointly by the two companies. The Cochenour Complex covers 1,358 hectares, and comprises 110 patented mineral rights, licences of occupation, lease mineral rights, and one staked claim. The tenure is jointly held in the names of Goldcorp (72%), Goldcorp Canada (28%) or, in the case of 72 of the claims, currently beneficially held by Goldcorp but later to be held in the names of Goldcorp (72%) and Goldcorp Canada (28%). Note that patents are renewable so long as the lease is being used for mining purposes and either actual production is being carried out or exploration is being performed. Required fees and duties have been paid to the appropriate authorities and the claims are in good standing. There is currently no royalty payable on the Red Lake Mines for its current operations.

Red Lake Mines has collaboration agreements with two First Nations that are signatory to Treaty No. 3 and have treaty rights which they assert within the operations area of the Red Lake Mines region: Obishikokaang Collaboration Agreement executed August 16, 2013 with Lac Seul First Nation (“LSFN”) and the WFN and Goldcorp Canada Ltd.; and the Collaboration Agreement which became effective on January 29, 2015 with the WFN and Goldcorp Canada Ltd. LSFN is located to the southeast of Red Lake with a band membership of 3,200 and WFN is located to the south of Red Lake with a band membership of 315. These agreements provide a framework for strengthened collaboration in the development and operations of Red Lake Mines and outline tangible benefits for the individual First Nations, including skills training and employment, opportunities for business development and contracting, and a framework for issues resolution, regulatory permitting and Goldcorp’s future financial contributions.

Goldcorp holds sufficient surface rights to support the Red Lake–Campbell mining operations, and associated infrastructure, and sufficient surface rights in the Cochenour Complex to support any proposed re-

development. Environmental permits are required by various federal, provincial, and municipal agencies, and are in place for all current operations. No new permits are currently required for current exploration activity and mining operations, but existing permit amendments are required from time to time. In 2014, the permits for Cochenour Comprehensive Air Noise, Cochenour Permit to Take Water and Campbell Industrial Sewage amendment were received. The Cochenour closure plan was filed in April 2014. The Cochenour and Red Lake Mines closure plans satisfy all regulatory requirements. Goldcorp is satisfied that all environmental liabilities are identified in the existing closure plans for the operations, which are limited to those that would be expected to be associated with gold mines that have been operating for more than 60 years, and where production is from underground sources, including roads, site infrastructure, and waste and tailings disposal facilities.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Red Lake area is accessible by Highway 105, which joins the Trans-Canada highway at Vermillion Bay, 175 kilometres south and 100 kilometres east of Kenora, Ontario. Commercial air services operate to Red Lake from Thunder Bay and Winnipeg. The climate in the Red Lake area is typical of a northern continental boreal climate with warm summers and cold winters. Temperatures range from 18 to 25 degrees Celsius in July, to minus 20 to minus 35 degrees Celsius in January. Annual precipitation is 650 millimetres, with snow generally on the ground from about November to March. Mining operations are conducted year-round.

Mining activities are conducted in and about the Municipality of Red Lake (population 4,500) and are located near established power and road infrastructure. Local businesses offer most goods and services required for mineral exploration and development. Additional supplies can be sourced as needed from Thunder Bay, Winnipeg and Toronto. Together with multiple shaft accesses to the underground workings, Goldcorp maintains administrative, technical, operations support, and processing facilities on the active sites. There are modern camp facilities to maintain the required permanent workforce for operations and construction. Potable water is supplied by the municipality, and paid for on a usage basis. Process water is taken from Balmer Lake and Sandy Bay. Power is supplied through Hydro One via the E2R radial line. Diesel-powered generators provide temporary emergency power in the event of a main electrical disruption to allow the mine site to maintain basic services. Waste rock is stored in designated areas at both the Red Lake and Campbell Complexes. The waste pads are located in a historic tailings area east of the site at the Red Lake Complex and on the northeast side of the main tailings pond at the Campbell Complex. The tailings storage facilities at the Campbell and Red Lake Complexes are currently permitted for dam raises that will provide storage to 2016 and 2018, respectively.

Topography comprises irregular hills and discontinuous ridges created by glaciofluvial material and till. These are separated by depressions and hollows occupied by lakes, ponds and muskeg. Much of the region is still untouched and is accessible only by air or canoe. The water level of Red Lake lies at 354 metres above sea level; typically elevations are subdued, with hills rising only about 50 metres above lake level.

Vegetation comprises black spruce, fir, larch (tamarack) and pine in the poorer-drained areas, and poplar, birch, willow, alder and mountain ash, with a variety of shrubs in swampy areas. Bedrock outcrops are scattered and consist of less than one percent of the surface area. Soil is characterized by a 30 to 50 centimetre layer of topsoil overlying compact sand with traces of clay, gravel and scattered cobbles and boulders. Low-lying areas contain silty clay sediments that were deposited in glacial lakes. Overburden thicknesses vary from zero to over 50 metres.

History

Red Lake Complex

The first recorded prospecting in the Red Lake district was carried out by the northwestern Ontario Exploration Company in 1887. Red Lake was first staked during the Red Lake Gold Rush in 1926. In 1944, the property was re-staked and Dickenson Red Lake Mines Limited was incorporated. Production mining began in 1948 at a rate of 113 tonnes per day and increased to 454 tonnes per day in the 1970s. In the early 1980s, the mill capacity was increased to 907 tonnes per day and long-hole stoping was introduced. The change in mining method resulted in a severe drop in production grade. Cut-and-fill mining was subsequently re-introduced and production reached approximately 907 tonnes per day by 1993 to 1994. An exploration core drilling program initiated in 1995 within the lower levels of the mine resulted in the discovery of a cluster of high grade gold veins. The #3 shaft was developed from January 2004 to January 2007 to a depth of 1,925 metres. Since the beginning of operations in 1948 until the end of 2014, 11.8 million tonnes grading 27.67 grams per tonne of gold has been treated, producing 9,867,931 gold ounces.

Campbell Complex

The Campbell claims were staked in 1926. Subsequently, there was a period of claim cancellations and re-staking of the area. In the 1940s, George and Colin Campbell re-staked the area, Campbell Red Lake Mines was incorporated and Dome Mines Limited (“Dome Mines”) purchased an option that eventually resulted in Dome Mines acquiring a 57% ownership interest in the Campbell Red Lake Mines company. In 1946, after additional exploration had been carried out, a four-compartment shaft with four levels was sunk to a depth of 182 metres. Mill construction began in 1948 and the mill went into operation the following year reaching a capacity of 272 tonnes per day. The shaft was deepened to 655 metres in the 1950s, to exploit a high-grade zone discovered on the 14th level of the mine. Following the merger between Campbell Red Lake Mines, Dome Mines and Placer Development Limited, in 1987, an autoclave was installed at the Campbell Complex, replacing the existing roaster, the mill flotation circuit was upgraded, a paste-fill plant constructed, an underground decline developed, and the Reid Shaft was commissioned. Since the beginning of operations in 1946 until the end of 2014, 22.1 million tonnes grading 18.99 grams per tonne of gold has been mined, producing 12,614,330 gold ounces.

Cochenour Complex

The original claims on the Cochenour-Willans property were staked in 1926 to 1927 by W.M Cochenour, D. Willans and H.G. Young, and in 1928 the Cochenour–Willans syndicate was formed. Cochenour–Willans Gold Mines Ltd. was incorporated in 1936 and production began in 1939 at a rate of 136 to 181 tonnes per day. Operations ran for 32 years, from 1939 to 1971, during which about 2.1 million tonnes grading 18.44 grams per tonne of gold was processed with approximately 1.24 million ounces of gold recovered. Underground mine workings extended down to the 670 metre level. A flotation circuit and smelting plant was constructed in 1940 and a roaster was added in 1947 to treat arsenical ore. The property was expanded through exercise of an option on the Marcus Mines Ltd. ground holding (“Marcus”) in 1951 and the Martin–McNeely Mines Ltd. tenure package (“Wilmar”) in 1958. Two exploration drives were completed by 1963 to the properties from 396 metres, 4,572 metres northeast and 1,676 metres southeast respectively. With the discovery at Wilmar of several gold-bearing lenses, an internal shaft was sunk from the 396 metre level to the 625 metre level with five stations developed at 45 metre intervals. The Cochenour–Willans mine operated at a loss after 1967, largely due to dilution of grade in the talcose ore at depth and the fixed gold price. Production from the Wilmar mine between 1967 and 1971 comprised about 190,510 tonnes at a grade of 10.28 grams of gold per tonne. Between mine closure in 1971 and 1991, the operations had a number of owners, including Camflo Mines, Wilanour Resources, Esso Minerals Canada and Inco Gold Inc. During this period work completed comprised drilling in support of exploration. In 1997, Goldcorp purchased a 100% interest in the Cochenour–Willans mine area. Goldcorp completed trenching, grab sampling and compilation work between 1998 and 2002. The mine was allowed to flood in 2003. Surface drilling was undertaken from 2002 to 2009, consisting of 94 surface drill holes were drilled, totalling 66,968 metres. Following dewatering, in 2010, renewed access to the underground Cochenour-Willans workings allowed completion of 49 underground drill holes (20,558 metres), together with 17 surface drill holes (including wedges) totalling 13,881 metres.

The Gold Eagle property, which now forms part of the Cochenour Complex, was originally staked in 1926 and re-staked in 1932. From 1932 to 1934, there was a period of surface exploration. In 1934, a shaft was collared and completed to 160 metres, with lateral work on four levels. The mill was brought into production in 1937. In 1938, an internal winze was sunk from the 152 metre level to the 223 metre level which was deepened to 305 metres in 1939. Underground exploration failed to locate additional ore and the mine was closed in 1941. During this time, production appears to have been approximately 184,160 tonnes hoisted and 147,870 tonnes milled for a recovered grade of 7.65 grams per tonne of gold. From 1940 to 1959, mineralization was tested with a number of diamond drill programs, and, in 1959, the small Gold Eagle South Zone was discovered. A joint venture between Exall Resources Ltd. and Southern Star Resources Inc. commenced modern exploration activity in 2003. Work comprised the establishment of a surface grid, geophysical surveying consisting of spectral induced polarization, resistivity, magnetometer, and very low frequency electromagnetic surveys, soil sampling, geological mapping and prospecting over geophysical anomalies, and core drilling. This assisted the discovery of the new Cochenour and Western Discovery Zone deposits in 2004. A Mineral Resource estimate was prepared for the Western Discovery Zone in 2004 and Gold Eagle Mines Ltd. was created in 2006.

Acquisition by Goldcorp

In 2006, Goldcorp purchased the Campbell mine from Barrick, which had acquired Placer Dome Inc. (“Placer Dome”) the same year, and now holds 100% interest in the operations. The Red Lake Mines partnership was formed on April 2, 2007 between Goldcorp Canada (28% interest) and Goldcorp (72% interest) for the principal purpose of operating and developing the combined operations of the Red Lake Complex and the Campbell Complex. On September 25, 2008, Goldcorp acquired 100% of Gold Eagle, which held the Bruce Channel deposit and adjacent ground. Gold Eagle has since been wound-up and its assets distributed to Goldcorp. Since this acquisition, the Corporation has continued drilling the deposits so as to generate sufficient drill intercepts and establish geological and grade continuity to support Mineral Resource estimation.

Geological Setting

The Red Lake greenstone belt is situated within the Uchi Sub-province of the Superior Province of the Canadian Shield. It consists of a series of eastward-trending belts of volcanic and sedimentary rocks and synvolcanic intrusive rocks that span a time period of approximately 300 million years between 3.0 Ga to 2.7 Ga. The belt has been described as an east–northeast-oriented bow tie-shaped anticline that is approximately 60 kilometres by 40 kilometres in extent. The Red Lake Mines are underlain mainly by tholeiitic basalt and basaltic komatiite of the Balmer assemblage (~3.0 Ga). This mine sequence (“Mine Sequence”) also includes significant amounts of peridotitic, rhyolitic and other mafic intrusives of various younger ages. The Mine Sequence has been flattened and sheared into a steeply–plunging, south–southwest-folded package. The Balmer sequence is unconformably overlain by felsic volcaniclastic rocks, and clastic and chemical sedimentary rocks of the Bruce Channel assemblage which defines an enveloping syncline–anticline couplet to the southeast of the mine site.

The major mineralized zones, although typically hosted in basalt, are often found closely associated with ultramafic units. In general, there are three types of mineralization zones encountered within the Red Lake–Campbell Complex: vein-replacement ore, disseminated sulphide ore and silica-arsenic replacement ore. Structures at the site exhibit three primary trends: northwest conformable (or “foliation parallel”), north-south and east-west. The conformable structures are most common and show veining and sulphide mineralization emplaced within structures running parallel to sub-parallel to the foliation. Locally, complex vein arrays form which include brittle north-south and east-west components. The high grade zone (“HGZ” or “High Grade Zone”) occurs in such an environment where enhanced dilatency was closely associated with a folded ultramafic unit. Exceptional gold mineralization within the HGZ was a result of extensive replacement of an early carbonate vein system, along with intense replacement mineralization which indicates a very large and focused hydrothermal system. The ore lenses within the HGZ average 1.5 metres to three metres in width and extend over strike lengths ranging from 30 to 150 metres. Sulphide replacement zones higher up in the mine vary from two to 12 metres in width and could have strike lengths of 50 metres to over 3,000 metres.

The Cochenour Complex (including the former Cochenour–Willans mine, the Western Discovery Zone, and the new Cochenour deposit) is underlain by complexly folded, intensely altered, massive and pillowed mafic and ultramafic rocks of the Balmer assemblage and peridotite intrusives of Confederation age (~2.75 Ga). Stratigraphy in the mine area strikes east to northeast as defined by interflow strata comprised of banded chert, argillite, siltstone and iron formations. The Cochenour–Willans mine appears folded about a southwest-trending antiform, plunging to the southwest at 50 degrees. A series of massive, rhyolite domes occurs along the west, northwestern flank of the former Cochenour Complex. Similar to the Red Lake Mines area, the Bruce Channel metasedimentary dominated assemblage rests unconformably upon the Balmer assemblage. Sulphide mineralization characterized by pyrrhotite and pyrite is commonly found throughout and is invariably present in sections containing or surrounding gold mineralization. Arsenopyrite mineralization occurs frequently within and around the gold zones and a strong association has been documented between extensive zones of fine-grained acicular (felted) arsenopyrite and gold mineralization. Less common sulphides also indicative of the presence of gold include chalcopyrite, galena and sphalerite. The gold mineralization at the Western Discovery Zone is partly hosted within the intrusion and partly in a large inclusion of metasedimentary rocks. Gold mineralization here is hosted in quartz veins and veinlet swarms, predominantly east-west trending, flat dipping to the south.

Exploration

Exploration activities have included regional and detail geological and structural mapping, reconnaissance rock and soil geochemical sampling, trenching, targeted and reconnaissance diamond drilling, airborne geophysical surveys, ground IP geophysical surveys, mineralization characterization studies and metallurgical testing of samples. Petrographic studies and density measurements on the different lithologies have also been carried out.

In 2014, drilling programs totaling 112,939 metres were carried out at Red Lake and Campbell Complexes, 76,883 metres at the Cochenour deposit and 82,691 metres in the Red Lake region.

Since the Red Lake-Campbell Complex integration, a new grid was introduced to encompass all properties into one large localized grid and surveyed using Leica 1205 global positioning system (“GPS”). The grid is also referenced to both provincial and federal survey monuments in the area using static surveys of each control point. Regional and detailed geological mapping was completed by Goldcorp and Geological Survey of Canada personnel in a number of phases. Map results are used to elucidate regional lithological relationships, alteration and mineralization, and, in prospect-scale work, to identify areas of quartz veining, alteration, silicification and sulphide outcrops that warranted additional work. Soil, channel, adit, underground, grab and rock sampling is used to evaluate mineralization potential and generate targets for diamond drilling. Geochemical data have been superseded by production data. Airborne and ground geophysical surveys are used to vector into mineralization and generate targets for exploration drill programs. The exploration programs completed to date are appropriate to the style of the deposits and prospects.

Mineralization

The Red Lake-Campbell Complex has approximate deposit dimensions of 2.2 kilometres north–south, 3.2 kilometres east–west, and remains open down-dip. Mine workings extend to 2,200 metres depth, with the deepest drill intercept currently around 2,600 metre depth. Gold mineralization in the Balmer volcanics along the foliation parallel structure referred to as the “Mine Trend” can be broadly subdivided into two morphological groups, planar to curviplanar zones (zones within the high strain corridor) and plunging zones (zone located either to the hanging wall or footwall sides of the high strain corridor).

Mineralized zones within the high strain corridor tend to be relatively lower grade disseminated mineralization, but are very continuous over very long strike lengths. Zones outside the high strain corridor preserve more high-angle brittle structures with very high grade non-refractory mineralization associated with silica and arsenopyrite replacement of ankerite carbonate vein systems and breccias. These zones are focused along intersections of brittle conjugate joint systems or where brittle joint systems intersect discrete shears. These intersections of structures greatly improve dilatant permeability in close proximity to the steeply plunging intersection, but usually have relatively short strike lengths. Alteration around most zones consists of chlorite, biotite, silica, carbonatization and minor actinolite. Mineralization in higher grade zones is characterized by consistent distribution of both coarse and fine flecks of native gold, fine acicular arsenopyrite and pyrrhotite. Lower grade zones are dominated by pyrrhotite with minor arsenopyrite, with gold generally occurring as coatings or inclusions internal to the sulphide grains. Accessory mineralization includes very minor amounts of chalcopyrite and sphalerite. The HGZ is comprised of numerous distinct lenses with the majority of zones aligned along discrete north-westerly trending foliation parallel shears. Major structural blow-outs with associated high-grade mineralization occur where more brittle conjugate north-south and east-west structures interest the foliation trend shears.

The majority of the mineralization at the Cochenour Complex is comprised of two dominant zones. The Upper Main Zone, located to the southwest of the Cochenour Mine, consists of numerous sub-parallel north-south-trending sulphide replacement structures dipping at 65 degrees to 70 degrees to the west. These structures are in close proximity to the footwall side of the Gold Eagle Shear which forms the contact with the overlying Bruce Channel Assemblage rocks. Ore mineralization appears to be restricted to the north side where the Cochenour Thrust structure intersects the Gold Eagle Shear, and has been delineated over 1,500 metre vertical and 800 metre strike lengths. Ore mineralization involves strong brecciation of the host mafics and iron formations, quartz-actinolite flooding and biotite/carbonate alteration. Sulphide mineralization is primarily pyrrhotite and pyrite with varying amounts of arsenopyrite. The mineralization is typically 2 metres to 5 metres wide, but is also commonly present as a series of stacked or multiple mineralized structures.

The Footwall Zone is located distal and to the east of the Upper Main Zone and is quite varied in style and host lithologies, including isolated quartz-actinolite veining, brecciated and folded banded iron formations with millimetre-scale quartz-actinolite veinlets, sulphide replacement zones, mineralized fracture-filled veins, mineralized brecciated basalts (usually with pervasive silicification and strong biotite alteration) and mineralized shear zones. The general orientation of the Footwall Zone is 320 degrees to 340 degrees azimuth dipping 65 degrees to 75 degrees southwest. Sulphide mineralization comprises pyrrhotite, chalcopyrite and variable arsenopyrite. Gold occurs as irregular free grains in quartz, coating fractures and as inclusions in sulphides. The average gold grades are significantly higher than the Upper Main Zone with the highest values associated with narrow (less than 10 centimetres) quartz veins.

The Western Discovery Zone is located approximately 500 metres west of the past producing Gold Eagle Mine shaft and bears similarities to gold mineralization seen at the Gold Eagle Mine. This deposit consists of two flat lying quartz dominated veins within the McKenzie Stock granodiorite. Mineralization is predominately free gold, and the veins are oriented at 115 degrees/52 degrees south.

Drilling

Core for surface drilling is typically NQ size being 48 millimetre diameter. Occasionally, surface core holes are reduced from NQ to BQ size if difficult drilling conditions are encountered. Underground core holes are typically NQ2 (50 millimetre diameter), BQ (36 millimetre diameter) and AQTK (31 millimetre diameter) sizes. The larger diameter core is primarily used in exploration programs where drill density is sparse and drill holes are normally greater than 300 metres in length. Underground definition and delineation drilling is AQTK wire-line core and is based upon an approximate three to 15 metres interval spacing. All drill core data is logged by a geological technician using computer codes for the various rock types, mineralization, alteration characteristics and structural/geotechnical data. The shear structures containing the various mineralized zones are logged in detail to establish the zone width and most appropriate sampling interval. Select drill holes are photographed and digital files are stored.

The collars of all drill holes are surveyed by transit for location, bearing and dip and tied into the mine grid using Topcon’s Hyper, dual constellation, real time kinematic system, which is a differentially corrected global positioning system.

Down-hole surveys have been conducted in a systematic manner with a Gyroscopic survey instrument (unaffected by magnetics) used for drill holes steeper than 70 degrees, and a Reflex Maxibor survey instrument used for drill holes with flatter dips. Reflex and Ranger electronic compass single-shot surveys tests are used on drill holes of shorter length (~150 metres). Since 2006, down-hole surveying on both complexes utilizes a combination of testing equipment depending on the depth of holes.

Due to the age of the operation and the time span of drilling on the Red Lake Mines, there are a few drill holes where there is doubt about the intercept location. However, statistical tests of the drill results performed to date indicate that any location errors in drill holes that support estimation of Mineral Resources or Mineral Reserves are not material. Mining to-date has not encountered significant problems with mislocated drill intercepts and ore outlines conform well to the outlines. Goldcorp continues to re-survey holes that appear to have location or down-hole problems; however, the deviation in the drill holes is generally small and predictable.

Core quality is very high in both the Red Lake-Campbell and Cochenour Complexes, with core recovery on average greater than 95% on all core sizes. There are no areas where poor recovery is consistently encountered. The quantity and quality of the lithological, geotechnical, collar and down-hole survey data collected in the exploration and infill drill programs are sufficient to support Mineral Resource estimation.

Sampling and Analysis

Since production recommenced at the Red Lake Complex in 2000, all detailed infill (definition) drilling holes are sent as whole core for assaying. Whole core is often submitted where a deposit contains coarse gold. A certain amount of core is cut and retained. This core in recent years has been from select deep HGZ drilling and surface drilling. Core is being split in such a way that host rock, veins/mineralization that are visible are and were oriented to give as best as possible equal halves. A variety of core that was drilled from various locations from surface and underground is stored on site.

Currently, exploration drill data spacing for the Red Lake Mines range from 45 metres to 100 metres. In development and stope areas, underground drilling in-fills this spacing to approximately 7.5 metres to 15 metres by 7.5 metres to 15 metres. Intercept spacing is variable due to the irregular location of drill sites and the complex distribution of the mineralized zones. In the Western Discovery Zone and the Cochenour deposit areas, the exploration programs are currently delineating the mineralization on drill spacing of approximately 12 metres by 12 metres.

Muck and chip sampling is performed on a blast by blast basis by the production geology team, while muck sampling is done by the miner during the mucking process. Muck samples are used to provide a general guide and back-up information for day to day operation, while test holes are required to ascertain that no mineralization is missed in the walls of the stope. All chip samples are taken either by a geologist or an experienced sampler and are used for production decision making, and reconciliation. A weighted average grade is determined for each blast based on the assay results of those samples influencing the grade of the volume blasted. These samples are most often collected at the mid-lift elevation. Occasionally, wall samples are also used to determine grade when the geometry of the vein dictated this usage. The volume used to calculate the blast grade is the estimated volume preceding the face. Although sampling guidelines are such that geologic boundaries are to be respected, the minimum sampling chip recommended is 0.15 metres. Where possible, 0.6 metre channel chips are preferentially taken, in an effort to duplicate the optimized drill sample interval of 0.6 metres. Production chip samples typically weigh about one kilogram. Samples along the chip sample string bracketing the mineralized structures are carefully taken to assist in the modeling of mineralized structures. Computerized modeling is facilitated by snapping to the grading selvage in contact with waste when the geologist is wire-framing a three-dimensional solid interpretation of the of an ore lens.

Muck samples are taken extensively during mining, and are collected from the majority of the ore blasts during silling and subsequent mining. On average, at both complexes one muck sample is taken for every 20 tonnes of ore. At the Campbell Complex muck samples are used for reconciliation whereas at the Red Lake Complex chip samples are the predominant assay type used in reconciliation.

Test-hole sampling is used at the mines as a grade control tool only. Generally, test-holes are 2.4 metres long and three samples are collected from each. Test-hole results are used only to identify economic mineralization in the walls of drifts and stopes and are not used to estimate grade. This information may result in further extraction, as required, to recover additionally-defined mineralization.

At Red Lake Mines the sampling methods meet industry-standard practice, and are acceptable for Mineral Resource and Mineral Reserve estimation and mine planning purposes.

Data Verification

Validation checks performed by operations personnel on data used to support estimation comprise checks on surveys, collar co-ordinates, lithology data, and assay data. The database is checked for gaps, overlaps and duplicate entries using quality control routines in the software and then approved for use. Datamine is used as a final check to verify the location and accuracy of chip samples and drill holes in three dimensional model space. The process of data verification for the Red Lake Mines has been performed by external consultants and Goldcorp personnel and no sample biases have been identified from the quality assurance and quality control (“QA/QC”) programs, and sample data collected adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposit. Goldcorp considers that a reasonable level of verification has been completed, and that the data adequately supports the geological interpretations, the analytical and database quality is sufficient for estimation of the Mineral Resources and Mineral Reserves.

Security of Samples

Since 1949, Red Lake Mines staff has been responsible for sample collection, core splitting, preparation of samples for submission to the analytical laboratory, sample storage and sample security.

The Campbell and Red Lake run-of-mine laboratories primarily perform day to day assays for mining operational purposes; however, exploration core has also been processed through the laboratories. Neither laboratory has held International Organization for Standardization (“ISO”) accreditation. Red Lake Mines uses several external ISO certified laboratories for exploration core as detailed in the table below.

Lab Name	Year		Types of samples
	From	To
Accurassay Laboratories Ltd.	2008	Present	All surface core and some exploration
Activation Laboratories Ltd.	2009	2012	Some exploration samples
AGAT Laboratories	2013	2013	Exploration samples
ALS Chemex	1996	2008	Exploration and surface samples
Campbell Mine Lab	1949	Present	Campbell Complex Mine production samples and most definition
Red Lake Mine Lab	1949	1996	Mine production samples and all core
SGS Canada Inc.	1996	Present	Red Lake Complex Mine production samples and some exploration and definition samples
TSL Laboratories	2000	2005	Exploration samples

Yearly and quarterly QA/QC statistics with charts have been created for a standard review of the laboratory. The sample prep and analysis for all samples is carried out the same, for all laboratories in use. Sample preparation for exploration and run-of-mine samples consists of drying as required, crushing, and selection of a sub-split which is then pulverized to produce a pulp sample sufficient for analytical purposes. In all cases, production samples and drill core are kept separate in the mine site laboratories to reduce the risk of contamination. Samples are typically analyzed using fire assay with a gravimetric or atomic absorption finish, depending on the anticipated grade of the sample. A QA/QC program exists for each laboratory and at least five percent of the total sample volume is submitted for assay as QA/QC samples. One blank or standard reference material (“SRM”) sample is inserted in every twenty to twenty-five samples. The geologist specifies whether a blank or SRM is to be used.

When a QA/QC sample fails, a re-run of the batch may be requested. At times, ten samples before the QA/QC sample and ten samples after the QA/QC are sent for re-runs. Once assays are imported into the database the qualified geologists review the assay values and may also request reruns of specific samples if the result is not what was estimated.

Goldcorp personnel regularly conduct visits to the various laboratories to conduct a “mini-audit” where employees are observed to ensure that laboratory policies and procedures are being followed. Daily QA/QC is done to ensure the assays being imported into the database are correct. Mine and exploration geologists are required to review the assays and approve or reject them if deemed necessary for rerun through the laboratory.

Drill core sample security is maintained at Red Lake-Campbell Complex and Cochenour Complex through supervision of transport of the core from the underground/surface drill or sample site, through to the logging facility and to the in-house or external assay laboratories. Chain-of-custody procedures consist of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory. Assay pulps and crushed reject material are returned to the geology department, and stored on site. Drill core is stored in wooden core boxes on steel racks in the buildings adjacent to the core logging and cutting facilities. Sample preparation, analysis, and security are generally performed in accordance with exploration best practices and industry standards and support ensuring the validity and integrity of samples taken.

Mineral Reserve and Mineral Resource Estimates

The following table sets forth the estimated gold Mineral Reserves for Red Lake Mines as of December 31, 2014:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)(6)

Category	Tonnes (millions)	Grade (grams per tonne)	Contained Metal (millions of ounces)
Proven	1.19	14.16	0.54
Probable	5.23	9.01	1.52
Proven + Probable	6.42	9.96	2.06

(1)

The Mineral Reserves for Red Lake Mines set out in the table above have been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under NI 43-101. The Mineral Reserves are classified as Proven and Probable Mineral Reserves, and are based on the CIM Definition Standards.

(2)	Based on a gold price of $1,300 per ounce, an exchange rate of C$1.05 and using an economic function that includes variable operations costs and metallurgical recoveries.
(3)	The estimated metallurgical recovery rate is 96.5% for the operation as a whole.
(4)	Global cut-off grade of 8.92 grams per tonne used as an economic indicator only.
(5)	Numbers may not add up due to rounding.
(6)	To date, no Mineral Reserves have been prepared or disclosed for the Cochenour Deposit.

The following table sets forth the estimated gold Mineral Resources for Red Lake Mines as of December 31, 2014:

Measured and Indicated Mineral Resources (1)(2)(3)(4)(5)(6)

(excluding Proven and Probable Mineral Reserves)

Deposit	Category	Tonnes (millions)	Grade (grams per tonne)	Contained Metal (millions of ounces)
	Measured	1.39	20.26	0.90
Red Lake Mines	Indicated	2.72	16.46	1.44
	Measured + Indicated	4.11	17.74	2.34
	Inferred	3.00	19.58	1.89

	Measured	—	—	—
Cochenour Deposit (5)	Indicated	—	—	—
	Measured + Indicated	—	—	—
	Inferred	9.30	11.55	3.45

(1)

The Mineral Resources for Red Lake Mines and the Cochenour Deposit set out in the table above have been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred Mineral Resources, and are based on the CIM Definition Standards.

(2)	Based on a gold price of $1,500 per ounce and an exchange rate of C$1.00.
(3)

Mineral Resources are reported using variable cut-off grades depending on the mineralization type and zone. The in-situ block model has been diluted to minimum horizontal widths of 1.20 metres in the High Grade Zone and 1.83 metres in all other zones.

(4)	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(5)

The Inferred Mineral Resources for the Cochenour Deposit are estimated using a top cap grade of 70 grams to 200 grams per tonne gold depending on the geology and a lower cut-off of 3.5 grams per tonne gold.

(6)	Numbers may not add up due to rounding.

Environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints have been taken into account. The Mineral Reserves are acceptable to support mine planning. Areas of uncertainty that may materially impact the Mineral Resource and Mineral Reserve estimates include: commodity price and exchange rate assumptions used; rock mechanics (geotechnical) constraints; and constant underground access to all working areas.

Mining Operations

Red Lake Mines consists of a single underground operating mine (Red Lake and Campbell Complexes) and an advanced underground exploration program (Cochenour). Mining consists of: longhole, mechanized underhand or overhand cut and fill techniques and development mining methods. Mined areas are routinely paste filled to maintain overall stability. In 2015, Red Lake Mines expects to produce 1,970 tonnes per day of which 82% will be sourced from the Red Lake Complex. Production forecasts are achievable with the current equipment and plant, and replacements have been acceptably scheduled.

As any typical underground mine, the estimation of Mineral Reserves is limited by the ability to define ore zones in advance of mining. Deliberate efforts to install exploration drifts in strategic locations of the mines have allowed for the routine exploration of various ore bodies as the mine progresses. Goldcorp considers that with additional drilling, and taking into the known depth extensions and offsets of current ore zones, there is good potential that the mine life can be extended beyond 2022.

Metallurgical Process

Campbell Complex

The Campbell Complex process plant is nominally rated at 1,850 tonnes per day for 365 days per year. The process flowsheet is designed to recover free milling, cyanide leachable and refractory gold. Conventional crushing and grinding is followed by gravity concentration to recover free milling gold. Refractory gold, finely disseminated in the arsenopyrite and pyrite ore matrix, is recovered by flotation followed by pressure oxidation, neutralization and carbon-in-leach (“CIL”). This stream joins the non-refractory flotation tails and is recovered by cyanidation/carbon-in-pulp (“CIP”) processing. The process plant recovery is 94.5%.

Tailing can either be discharged to the tailing management area, or sent underground by piston pump for use as backfill as a paste. Cement and flyash is added to the paste and the pastefill is used to stabilize mined out openings in the Campbell Complex.

Red Lake Complex

The Red Lake Complex process plant is nominally rated at 1,250 tonnes per day for 365 days per year. The process flowsheet is standard, consisting of two stages of crushing, grinding, gravity concentration, cyanidation, CIP, carbon elution and reactivation, electrowinning, bullion smelting/refining, cyanide destruction, flotation and concentrate handling. The flotation concentrate is pumped to the Campbell Complex autoclave for processing. The process plant recovery is 97%.

Tailing reports to the paste fill plant, where it is either discharged to the tailing management area, or sent underground by gravity for use as backfill. Cement and flyash is added to the paste and the pastefill is used to stabilize mined out openings in the Red Lake Complex.

Exploration and Development

Red Lake & Campbell Complexes

Horizontal development is planned for both the Red Lake and Campbell Complexes at a combined rate of 17.8 metres per kilo-tonne of ore, with an additional one metre per kilo-tonne of vertical development. During 2014, the main HGZ haulage ramp was deepened by 46 metres and reached a depth of 2,300 metres below surface in 2014. This ramp will continue to be deepened throughout 2015 with sublevels being developed to access the HGZ ore and allow for further delineation of the zone ahead of production. The Red Lake Complex 42 to 47 level borehole hoist capital project was completed in the third quarter of 2014. The installation of the hoisting plant has been postponed. Current forecasted production will continue to be transported by a fleet of 30-tonne trucks. Completion of the excavation has resulted in ventilation improvements to the deeper mine.

Mine exploration drilling in 2014 focused on the HGZ extensions, the R Zone, PLM Zone, NXT, and extensions of the FW Zone. Exploration on the NXT and HGZ was carried out from the 49 level drift located 2,200 metres below surface. With the completion of this additional connection between the Campbell and Red Lake

Complexes in the fourth quarter 2014, it is anticipated that better access for further drilling of the NXT and HGZ in 2015 will be possible, and that ventilation for the deepest areas of the mine will improve. Exploration of the R Zone was carried out from the 27 level exploration drift (Campbell access) as well as the 41 and 47 levels (Red Lake Complex). It is expected that drilling from these levels will continue in 2015. Exploration and development on the 46 level continued to provide a platform for FW Zone exploration, with plans to continue exploration drilling in 2015.

Cochenour Complex

Cochenour shaft expansion and the Red Lake-Cochenour haulage drift are intensive capital projects that have provided access to the new Cochenour Deposit. Construction of the five-kilometre haulage drift to connect the Cochenour Complex with the Campbell Complex on the 36 level (1,645 metres below surface) was completed by the end of 2014. During the year, the Footwall Zone and the Upper Main Zone were crossed in the drift and the hangingwall limit of the Bruce Chanel deposit was reached in the fourth quarter of 2014. The main ramp incline development up from the Red Lake-Cochenour haulage drift began and reached 26 metres above the haulage drift at year-end, with plans to continue advancing throughout 2015.

The Cochenour shaft sinking was completed in the first quarter of 2014 to a depth of 1,116.4 metres and a temporary lip pocket was established on 3,400 level. The main decline from the Cochenour shaft began and was deepened by 70 metres, reaching a depth of 1,150 metres below surface. This ramp will continue advancing through 2015. In 2014, a vertical connection was made between the Red Lake-Cochenour haulage drift and the main decline from the Cochenour shaft. This connection will serve as a means of secondary egress as well as provide ventilation improvements. The main downcast ventilation fan installations on surface at the Cochenour shaft was 95% complete at the end of 2014 and is expected to be commissioned early in 2015.

During 2014, a significant exploration drilling program was carried out, with up to ten drills in the haulage drift and two drills below the Cochenour shaft expansion, the total meters drilled was 76,883 metres. The intention of the haulage drift drilling was to further define the Upper Main and Footwall Zones, primarily near the haulage drift level as well as targeting the areas to be potentially test mined in 2015-2016. The bulk of the drilling took place from Exploration T-Drifts but as development progressed westward, three more drill bays were added, close-to and focusing on drilling the Upper Main Zone. Two drills were moved in to drill below the shaft extension to aid in the ramp development and begin the westward drilling into the upper portions of the Upper Main and Footwall Zones. A significantly expanded exploration drilling program will continue through 2015, both from the haulage drift and in the upper levels, focusing on Upper Main and Footwall Zone definition and testing potential initial mining blocks.

HG Young

In 2014, an exploration drilling program was completed from surface on the HG Young project, with 6 drills. A total of 71,898 metres was drilled. The main focus of this drilling was the intersection of major structures and targets along an ultramafic contact. With the success of this exploration program, repair work on the 14 level at the Campbell Complex was initiated to re-establish access to this area from underground. During 2015, an exploration drift on 14 level at the Campbell Complex will be extended to provide a new drilling platform to further test these structures from underground. Drilling will continue on surface to step out both to the northwest and southeast to define the footprint of the newly discovered mineralization.

Taxes

Red Lake Mines is subject to Canadian federal income tax, the Ontario provincial income tax, and the Ontario mining tax. The federal income tax rate is 15%, the effective Ontario provincial income tax rate is 7.5% (after deduction for the manufacturing and processing credit and the resource credit) and the Ontario mining tax rate is 8.5% (after deduction for the Ontario processing allowance). As the Ontario mining tax is tax deductible for the federal tax, the after-tax shield effective tax rate is 7.23% (85% of 8.5%). In total, therefore, the effective tax rate is 29.73%.

ÉLÉONORE MINE, CANADA

The Éléonore Mine is indirectly wholly-owned by Goldcorp. The Éléonore Mine, located in northern Québec, is one of the largest underground mines in Canada and a cornerstone of the Corporation’s portfolio. First gold production at the Éléonore Mine occurred on October 1, 2014 and commercial production is expected to be achieved on April 1, 2015. At the Éléonore Mine, Goldcorp’s gold production for 2015 is expected to be between 290,000 and 330,000 ounces.

All scientific and technical information included in the following section has been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under NI 43-101.

Project Description and Location

The Éléonore Mine is located in the Lake Ell area, in the north-eastern part of the Opinaca Reservoir of the James Bay region, in the Province of Québec, Canada. The Éléonore Mine is located approximately 350 kilometres north of the towns of Matagami and Chibougamau, and 825 kilometres north of Montréal. The Éléonore Mine comprises 369 contiguous claims totalling 19,274 hectares. The claims are 100% owned by Les Mines Opinaca Ltée (“Opinaca”). A block of four claims totalling 208 hectares located in the central area of the property was purchased in 2011 by Goldcorp through an agreement with Wemindji Exploration, and are 100% owned by Opinaca. The Éléonore Mine hosts the Roberto gold deposit, which consists of the Roberto, East Roberto, and Zone du Lac lenses. The Roberto deposit is located under the Opinaca Reservoir. Claims are map-staked and not surveyed on the ground and are valid for a two year period and can be renewed every two years, subject to payment of renewal fees and minimum exploration work requirements. The 284-hectare mining lease covering the Roberto deposit was signed by the Minister of Natural Resources of Québec on February 21, 2014.

The Éléonore Mine is located entirely in Cree territory, or Eeyou Istchee, on Category III lands belonging to the Québec government and subject to the James Bay and Northern Québec Agreement. Surface leases were obtained from the Ministry of Natural Resources for all infrastructures planned for the Éléonore Mine.

A royalty payable on production from the Éléonore Mine to Osisko Gold Royalties Ltd. (formerly Virginia Gold Mines Inc.) (“Osisko Gold”) is set at 2.20% on the first three million ounces of gold, and increases by 0.25% per million ounces thereafter, up to a maximum of 3.5%. The royalty is applicable to the entire Éléonore Mine. The royalty payable in each period is adjusted up or down by an amount ranging between zero and 10%, depending on the gold price in effect during that period. Advanced payment of royalties of US$100,000 per month commenced April 1, 2009. An annual payment is required to be made to the Cree Nation under the Opinagow Collaboration Agreement.

An environmental impact and social assessment has been carried out, subject to consultation with the Cree Nation, local communities and the general public and a Global Certificate of Authorization was obtained in November, 2011. Many other certificates of approval were also granted under the Environmental Quality Act, which allowed Goldcorp to proceed with the construction of various infrastructures. Additional certificates of approval received in 2014 include the Provincial Certificate of Authorization for operation of the mill, crushing plant, paste backfill plant and water treatment plant.

Permits obtained by the Corporation to explore and undertake project development are sufficient to ensure that activities are conducted within the regulatory framework required by the local, provincial and federal governments.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The closest towns to the Éléonore Mine are Matagami and Chibougamau which are both located approximately 350 kilometres to the south. A permanent road with two permanent bridges has been completed, extending from the Sarcelle hydroelectric facility to the Éléonore Mine. The Sarcelle station can be reached via a 40 kilometre gravel road, starting at the 396 kilometre marker along the James Bay Highway. All of the material, supplies, and food for the construction and operational phases are transported along this access route. Workers are brought on site via a permanent year-round air strip located approximately 1.5 kilometres north of the camp.

The climate of the Éléonore Mine area is typical of Northern Canada and is a temperate to sub-arctic climate. Average summer temperatures between June and September vary between 10 degrees Celsius and 25 degrees Celsius during the day, and five degrees Celsius and 15 degrees Celsius at night. Winters can be cold, with temperatures from -60 degrees Celsius and -10 degrees Celsius. Precipitation varies throughout the year, reaching an average of two metres annually. Mining and exploration activities are conducted year-round.

The James Bay region is surrounded by extensive hydroelectric facilities and associated infrastructure, the closest of which are the Sarcelle hydroelectric facility located 40 kilometres due west of the Éléonore Mine on the Opinaca Reservoir and the Eastmain Dam located 70 kilometres to the south. A 120 kilovolt overhead incoming transmission line with two 120/25 kilovolt 40/53/66.6 MVA oil step-down transformers supports the mining operation.

The physiography of the region is typical of the Canadian Shield and includes many lakes, swamps and rivers. Outcrop is limited, due to the presence of swamps and glacial deposits. The area is characterized by a gently undulating peneplain relief. The elevation of the few hills of this rolling landscape ranges from 215 metres to 300 metres above sea level. The area is drained by Lake Ell, which is itself part of the Opinaca Reservoir. Vegetation is typical of taiga and includes sparse spruce forests separated by large swampy areas devoid of trees.

History

The first recorded exploration in the Éléonore Mine area was by Noranda Inc. (“Noranda”), in 1964. Noranda identified a copper showing located within the Ell Lake diorite intrusion. In 2001, Osisko Gold completed regional reconnaissance grab and channel sampling around Noranda’s Ell Lake copper showing; this work identified a number of new showings. A series of mineralized corridors consisting of stockworked gold and chalcopyrite-bearing quartz veinlets were outlined within dioritic to tonalitic intrusions. In addition, a number of mineralized and partially-rounded erratic blocks, located about 300 metres from the mineralized corridors, returned significantly elevated copper, gold, and silver values.

Ground magnetic and inverse polarization/resistivity geophysical surveys were completed in 2002 and resulted in the discovery of several new gold-copper-silver occurrences in the diorite intrusion. During the program, an intensely-altered boulder of quartzo-feldspathic metasediments with disseminated arsenopyrite and pyrrhotite was identified. Subsequent investigation of this boulder and the glacial train in the area indicated that the source area was located a few kilometres to the northeast along the contact zone between the diorite intrusion and a cluster of quartzo-feldspathic sediments lying directly north of the intrusion. Additional ground geophysical surveys, including IP/resistivity, magnetics and Hummingbird electromagnetic were performed from 2003 to 2004. A soil geochemical Modified Mercalli Intensities survey was also conducted.

In late 2003, prospecting and reconnaissance mapping were completed ahead of mechanical trenching. The trenches were excavated to test geological, geophysical, and geochemical targets. Grab and channel sampling of the trenches indicated anomalous gold values of over one gram per tonne. The program also identified additional gold occurrences in the diorite intrusion in the southwest portion of the grid.

A helicopter-borne, detailed magnetic survey was carried out in early February 2004 over the northern half of the Ell Lake intrusion and the cluster of metasediments lying to the north.

From June to August 2004, additional trenching was performed on the Roberto Zone. Osisko Gold commenced core drilling in September 2005 and by November 2005 a total of 247 core holes had been drilled. Drilling completed by Osisko Gold successfully extended the mineralization found at surface to a depth of 800 metres below surface. It also extended the mineralization beyond the Roberto Peninsula into the James Bay area and on the North shore of Ell Lake as well as to the south. In January 2005, Osisko Gold carried out an IP survey that covered a total of 226.3 line kilometres on the north-eastern side of Ell Lake. The survey was performed by Geosig Inc. Also in 2005, a large B-horizon survey encompassing a portion of the property was completed. A total of 1,244 samples were taken at a spacing of 50 metres along lines spaced between 500 metres and 1,000 metres.

In 2006 a helicopter-borne magnetometer and electromagnetic VTEM survey (time domain) with an in-loop configuration was flown over the entire Éléonore Mine. The survey was conducted by Geotech Ltd. and totalled 3,123.5 line kilometres. Line spacing was 75 metres and the survey was oriented at 360 degrees north. A more detailed survey was conducted over the Roberto deposit area with line spacing of 50 metres, which was oriented at 90 degrees north. The anomalies located inside the reservoir are large weak conductors and are interpreted to be related to the strong concentration of conductive superficial sediments found in the reservoir. The long anomalies located to the east of Roberto are interpreted to be caused by sediments, such as iron formation and or argillitic sequences that have significant sulphide concentrations. Some of the exploration drilling has since targeted some of the sediment-hosted anomalies and results indicate that they do not carry significant gold mineralization.

An in-principle agreement to acquire the Éléonore Mine was reached between Goldcorp and Osisko Gold in November 2005 followed by a buyout offer shortly thereafter. Goldcorp took control of the Éléonore Mine on March 31, 2006. Since acquisition, the Corporation has performed till sampling, lake-bottom sediment sampling, surface mapping and trenching, additional core drilling, geological modelling and Mineral Resource estimation.

Geological Setting

The Roberto deposit is located in Archaean rocks of the Superior Province of Canada in the transition zone between the Opinaca Subprovince and the La Grande Subprovince. The contact between the two sub-provinces is not well known and generally corresponds to regional-scale deformation zones and a sharp change in the metamorphic gradient. In some areas, the contact is masked by late intrusions of one or the other subprovince.

The Opinaca Subprovince basin is a sedimentary basin dominated by migmatized paragneisses and diatexites from the Laguiche Complex and intruded by syn to post-tectonic tonalite, granodiorite, granite and pegmatite intrusions from the Janin and Boyd instrusive suites. The metamorphic grade increases from amphibolites facies near the margins to granulite facies toward the center of the basin. The paragneisses are strongly metamorphosed and folded rocks that retained few of their original structures.

The “S-shaped” La Grande Sub-province surrounds the Opinaca Sub-province on its west and north sides, spanning a distance of 450 kilometres in the east-west direction and of 250 kilometres in the north-south direction. The La Grande Subprovince is an assemblage of volcano-plutonic rocks composed of 85% intrusive rocks and 15% volcano-sedimentary units, the latest forming the volcano-sedimentary units of the La Grande River and Eastmain River green belts. These assemblages overlay an older tonalitic basement. Metamorphic grade increases from the greenschist facies to the amphibolites facies toward the contact with the Opinaca Sub-Province. The Éléonore Mine is overlain by rocks of the Eastmain Group of the La Grande Subprovince. At its base, the Eastmain Group consists of the Bernou Formation and the Kasak Formation, which are composed of basalts and intermediate to felsic tuff.

Regional faults are mainly present in the La Grande Subprovince and are oriented north–south, east–west, northwest–southeast, and northwest–southeast. In outcrop, the faults can be recognized by either a strong tectonic banding or by the presence of intense shear zones with mylonitization. In the Opinaca Subprovince, faults and shear zones are mainly located along fold limbs.

The Éléonore Mine straddles the contact between the Opinaca and La Grande Subprovinces. The contact is located in the northeast corner of the property along a north-westerly trend that is defined by a strong shear zone, a change in the magnetic grain, and an increase in the metamorphic gradient. The Éléonore Mine is hosted in Achaean-age rocks of a volcano-sedimentary greenstone belt developed near the contact between the Opinaca and La Grande Subprovinces of the Superior Province. Rock units from the Opinaca Subprovince occur in the north-eastern corner of the Éléonore Mine area. Lithologies are dominated by granite, granodiorites and heterogeneous assemblages of pegmatites, tonalites and granites from the Janin Intrusive Suite intermixed with partially migmatized paragneiss from the Laguiche Complex. The structural grain is oriented in a north-westerly direction evolving to an east–west grain toward the east part of the Éléonore Mine area.

Exploration

Osisko Gold performed several mapping and sampling programs from 2001 to 2005. Systematic sampling and detailed mapping in 2002 near the Ell Lake showing led to the discovery of a sulphide-bearing quartzo-feldspathic metasedimentary boulder that returned high gold values on assay. Prospecting and reconnaissance mapping successfully exposed surface outcrops of alteration zones and gold mineralization.

Since the acquisition of the Éléonore Mine, Goldcorp has performed additional geological mapping, core drilling, metallurgical testwork, Mineral Resource and Mineral Reserve estimates, baseline environmental, geotechnical and hydrological studies, and a pre-feasibility study on the Éléonore Mine. The coordinate system used for all of the exploration, drilling and support of Mineral Resource and Mineral Reserve data is the Universal Transverse Mercator coordinate system using the North American datum of 1983.

From the summer of 2006 to 2011, small mapping and sampling programs have been carried out by Goldcorp at 1:20,000 scale in various areas of the Éléonore Mine. During this period, more than 1,000 outcrops were visited and sampled by Goldcorp geologists. A till sampling survey was completed under the supervision of Rémi Charbonneau of Inlandsis during the summer of 2008, covering the Éléonore Mine and consisted of a total of 496 samples collected at 100 metre to 200 metre spacing along lines distributed at every one to 1.5 kilometres. The program outlined six exploration targets, named sectors A to H. The highest priority targets were considered to be Sector A, which is up-ice from the Roberto deposit, and Sector B, which has two distinct dispersal trains. Sector E was the third-ranked target, located five kilometres down-ice from the Roberto deposit, where till sampling suggested the potential of gold mineralization due to the abundance of pristine-shaped visible gold grains, counts of five to 20 scheelite grains, high-grade gold results and associated Sb, Sn and Cu anomalies.

A surface IP survey was conducted totalling approximately 21.3 kilometres between 2007 and 2008 on the Roberto deposit area. TMC Geophysique from Val d’Or completed six lines for 5.7 kilometres in 2007 and the survey was completed in 2008 by Geosig Inc. of Québec, which completed 12 lines for 15.6 kilometres. The survey was successful in identifying anomalies related to the Roberto mineralization and the pole-dipole configuration with 50 metre spaced electrodes is the recommended configuration for future surveys.

A lake-bottom sediment sampling survey was completed over the northern portion of the Opinaca reservoir during the summer of 2010. A total of 653 samples collected with 75 metre to 100 metre spacing along north-south lines distributed every 200 metres to 300 metres. The samples were submitted to multi-element analysis by Metal Mobile Ion partial dissolution, followed by sensitive ICP-MS determination. The survey revealed three sectors of interest including Southeast Roberto, Old Camp and North sector.

The main focus of the exploration activities on the Éléonore Mine have been focus on advancing the Roberto deposit to a development decision, and therefore the Éléonore concession has not been subject to significant exploration work in the last seven years. However, high-quality exploration targets exist, near both the Roberto deposit and on other parts of the concession and these warrant further investigation on the Éléonore property other than drilling. Since 2013, the Gaumond shaft has provided a drill base for additional work on the deposit at depth.

The exploration programs completed to date are appropriate to the style of the deposits and prospects within the Éléonore Mine. The exploration and research work supports the interpretations of genesis and mineralization, and the data obtained to date with exploration is reliable.

Mineralization

The Roberto deposit represents a clastic sediment-hosted stockwork-disseminated gold deposit in an orogenic setting. It is an atypical deposit that displays some of the characteristics associated with the Greenstone-hosted quartz-carbonate vein deposits of the Geological Survey of Canada.

Rock units belonging to the La Grande Subprovince make up most of the Éléonore Mine area west of the contact and host the Roberto deposit. Lithologies are dominated by metasedimentary units of the Low Formation and include conglomerates, greywackes, arenites and cherts. Discordantly overlying the Low Formation are basalts and intermediate to felsic tuff units of the Kasak Formation. These units are folded in a large northeast-trending 10 kilometre long open F1 fold. The Ell Lake diorite intrusion, also 10 kilometres long, occupies the centre of the Éléonore Mine, more or less along the centre of the large fold structure. The Roberto deposit is hosted in polydeformed greywacke units in contact with aluminosilicate-bearing greywacke and thin conglomerate units. The 1.9 kilometre long crescent shape of the deposit is the result of F2 folding.

To date, mineralization has been intersected a vertical depth of 1,400 metres. Gold-bearing zones are generally 5 metres to 6 metres in true thicknesses, varying from 2 metres to more than 20 metres locally. The mineralized zones are folded with increased thicknesses in the hinge of the folds while limbs are fairly straight and continuous. All zones are still open at depth. The numerous subparallel mineralized zones are characterized by gold-bearing quartz–dravite–arsenopyrite veinlets, contained within quartz–microcline–biotite–dravite–arsenopyrite–pyrrhotite auriferous replacement zones. The mineralized zones are visually recognizable. They are light to dark brown in colour due to microcline and tourmaline alterations, with generally abundant sulphide concentration. These darker colours differentiate the mineralized zones because the wall rocks are usually light to medium-grey and have low sulphide content. Sulphide concentrations within the auriferous zones vary from two percent to five percent, with the main sulphides being arsenopyrite, pyrrhotite and pyrite. Relationships between the nearby diorite and pegmatite intrusions and the gold mineralization event are still unknown.

Drilling

Approximately 775,934 metres have been drilled in 2,425 core holes on the property since 2004. Of these, a total of 329 holes (105,635 metres) were completed by Osisko Gold and 2,096 holes (670,299 metres) by Goldcorp. All core diamond drilling completed on the property consists of wireline diamond drilling recovering NQ size (47.6 millimetres) drill core, except for definition drilling where BQ size (36.4 millimetres) is used. Since January 2013, exploration and delineation drilling is exclusively done from underground infrastructure.

All boreholes were drilled from surface (481,535 metres) and underground (297,399 metres) on sections spaced approximately 25 metres apart in most parts of the deposit. A borehole spacing of 25 metres by 25 metres was achieved over the bulk of the orebody to a depth of approximately 850 metres below surface. Between 850 metres and 1000 metres below surface, borehole spacing increases to roughly 50 metres by 50 metres. Below 1,000 metres down to approximately 1,200 metres, a borehole spacing of 100 metres by 100 metres is usually implemented.

Standardized logging forms and geological legends were developed for the Éléonore Mine. Geotechnical logs were completed in sequence prior to geological logging. Geological logging used standard procedures and collected information on mineralization, lithological breaks, alteration boundaries, and major structures. All drill core is photographed. Core recovery is acceptable for all drill programs, and averages 100% over the life of the Éléonore Mine.

Upon completion, drill hole collars were surveyed using a differential global positioning system (GPS) instrument by a registered surveyor. Underground drill holes are surveyed using a Leica TS15 robotized station. Down-hole surveys were carried out by the drill contractor for dip and deviation using a FlexIt instrument. Although this instrument is subject to the effects of magnetism in surrounding rock types, the rocks hosting and underlying the Roberto deposit are only very weakly magnetic.

Drill data are typically verified prior to Mineral Resource and Mineral Reserve estimation by running a software program check. Sample intervals were determined by the geological relationships observed in the core and vary between 0.3 metres and 1.25 metres. An attempt was made to terminate sample intervals at lithological and mineralization boundaries.

The collection of specific gravity data was initiated after the Éléonore Mine was acquired by Goldcorp. The data was collected by Goldcorp personnel. Core samples about 10 centimetres long were measured, weighed dry and then wet, and the specific gravity of the sample calculated. The specific gravity database contains 11,923 specific gravity results that were determined on core samples. A specific gravity of 2.77 was used for all veins. The specific gravity database is currently sufficient to provide a reliable assessment of the variability of the specific gravity across the gold deposit and across the various rock types.

Goldcorp considers the quantity and quality of the lithological, geotechnical, collar, and down-hole survey data collected during the exploration and infill drill programs completed by Osisko Gold and Goldcorp are sufficient to support Mineral Resource and Mineral Reserve estimation.

Sampling and Analysis

Exploration and infill core samples have been analyzed by a number of independent laboratories using industry-standard methods for gold analysis. Since January 2007, ALS Chemex in Val d’Or in Québec has been the primary laboratory, and holds ISO 17025 and 9001/2008 certifications. Metallurgical testwork has been done at a number of laboratories, but was primarily performed by SGS. Sample preparation for samples that support Mineral Resource and Mineral Reserve estimation has followed a similar procedure for all Osisko Gold and Corporation drill programs. The preparation procedure is in line with industry-standard methods for a clastic sediment-hosted stockwork-disseminated gold deposit in an orogenic setting.

Since mid-2007, drill cores have been systematically sampled from top to bottom. For in-fill drilling with 25 metre spacing or below, sampling is systematically done to complete the mineralized envelope with 7.5 metres on each side of the envelope. Sampling is designed to reflect the general geology, all significant alterations and significant mineralization found on the property. Sample lengths vary between 0.3 metres and 1.5 metres. A specific gravity of 2.77 is used for all veins. The specific gravity database of 11,923 specific gravity tests is currently sufficient to provide a reliable assessment of the variability of the specific gravity across the gold deposit and across the various rock types.

Samples are dried and crushed to better than 70% to 90% passing two millimetres. A split of the crushed material is then pulverized to 85% passing 75 nanometres. Gold assays are determined on a 50 gram sample using fire analysis followed by an atomic absorption spectroscopy (“AAS”) finish. For assay results equal or above three grams of gold per tonne, samples are re-assayed with a gravimetric finish. ALS Chemex reports an upper limit of ten grams of gold per tonne and a detection limit of 0.01 grams per tonne for AAS analyses. No other elements are routinely assayed. The collected sample data adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits.

A number of data verification programs and audits have been performed over the Éléonore Mine’s history by independent consultants in support of technical reports and by Goldcorp personnel in support of mining studies. For instance, in 2006, independent consultants reviewed sampling and assay data and no material biases or errors were noted; in 2007, independent consultants reviewed the QA/QC program and sampling procedures and the sampling and quality control program was found to be running smoothly and was compliant with mineral exploration best practices; and in 2008, independent consultants reviewed check assays performed by SGS Laboratories on 3,285 pulp samples originally assayed by ALS Chemex and the laboratories were considered to have satisfactory agreement. In addition, since 2006, Goldcorp has conducted database validation checks and no material biases or errors have been noted.

Verification is performed on all digitally-collected data on upload to the main database, and includes checks on surveys, collar co-ordinates, lithology data, and assay data. The checks are appropriate, and consistent with industry standards. Independent data audits have been conducted, and indicate that the sample collection and database entry procedures are acceptable and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation.

Security of Samples

From the moment the core boxes are delivered to the core logging facility by the drilling contractor and up to their delivery to the laboratory, the samples remain in the custody of personnel under the direct supervision of Goldcorp personnel. Samples are transported directly to the laboratory in a locked truck under the custody of a Goldcorp employee. All samples are sealed in plastic bags and marked with identification numbers and recorded on a shipment form. The sample shipment form follows the shipment at all times and the transportation waybill is signed by the laboratory supervisor. A copy of the waybill is returned to the site and filed.

Sample security relies upon the fact that the samples are attended or locked in the logging facility. Chain-of-custody procedures consist of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory. Current sample storage procedures and storage areas are consistent with industry standards and support ensuring the validity and integrity of samples taken.

Mineral Reserve and Mineral Resource Estimates

The following table sets forth the estimated Mineral Reserves for the Éléonore Mine as of December 31, 2014:

Proven and Probable Mineral Reserves (1)(2)(3)(4)

Category	Tonnes (millions)	Grade (grams per tonne)	Contained Metal (millions of ounces)
Proven	2.99	6.27	0.60
Probable	21.58	6.30	4.37
Proven + Probable	24.57	6.30	4.97

(1)

The Mineral Reserves for the Éléonore Mine set out in the table above have been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under NI 43-101. The Mineral Reserves are classified as Proven and Probable Mineral Reserves, and are based on the CIM Definition Standards.

(2)	Based on a gold price of US$1,300 per ounce, an economic function that includes variable operating costs and metallurgical recovery of 93.5%, and an exchange rate of C$/US$1.05.
(3)	Global cut-off grade of 3.24 grams per tonne.
(4)	Numbers may not add up due to rounding.

Factors that can affect the Mineral Reserve estimates are: low recovery at the mill because of a possible change in the hardness of the rock; more water infiltration from the surface or underground than expected; in situ stress in the rock; rock burst; deviations in drill holes necessary to support production may cause more dilution; paste backfill strength; stope dilution and recovery factors that are based on assumptions that will be reviewed after mining experience; stope stability is also an important factor with some stopes having considerable span and thickness; and changes in commodity price and exchange rate assumptions.

The following table sets forth the estimated Mineral Resources for the Éléonore Mine as of December 31, 2014:

Measured and Indicated Mineral Resources (1)(2)(3)(4)(5)(6)(7)

(excluding Proven and Probable Mineral Reserves)

Category	Tonnes (millions)	Grade (grams per tonne)	Contained Metal (millions of ounces)
Measured	0.86	8.03	0.22
Indicated	4.33	6.00	0.83
Measured + Indicated	5.19	6.34	1.06
Inferred	12.09	7.19	2.80

(1)

Mineral Resources for the Éléonore Mine set out in the table above have been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred Mineral Resources, and are based on the CIM Definition Standards.

(2)	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(3)	A minimum true thickness of 2.5 metres was applied for all Mineral Resource estimates, using the grade of the adjacent material when assayed or a value of zero when not assayed.
(4)

A top cut varying from 45 grams per tonne and 100 grams per tonne (7 grams per tonne for the dilution envelope) was applied to assay grades prior to compositing grades for interpolation into model blocks using Ordinary Kriging and ID3 methods, and was based on 2 metre composites within a block model made of 5 metre long x 5 metre wide x 5 metre high blocks.

(5)

Mineral Resources are reported using a 3.0 grams per tonne gold cut-off grade, which is based on assumptions of a $1,300 per ounce gold price, long-hole stoping underground mining methods, an exchange rate of C$/US$1.05 and a life-of-mine metallurgical recovery of 93.5%.

(6)	Numbers may not add up due to rounding.
(7)

Goldcorp is not aware of any known environmental, permitting, legal, title-related, taxation, socio-political or marketing issues or any other relevant issue that could materially affect the Mineral Resource estimate.

Diamond drilling is underway on the Éléonore Mine to convert the actual and growing Inferred Mineral Resources to Indicated Mineral Resources and if the program is proved successful and grade consistent with actual resource, it is possible that this work could increase the Mineral Reserves.

Key areas of uncertainty that may materially impact the Mineral Resource estimate include: commodity price assumptions; metal recovery assumptions; hydrological constraints; and rock mechanics (geotechnical) constraints.

In order to classify the Mineral Resources as Measured Mineral Resources, an average diamond drill hold spacing of 12.5 metres must be used and samples must come from a minimum of three drill holes or from underground development on mineralization.

Mining Operations

Open stope mining (down-hole drilling) and longitudinal retreat with consolidated backfill (paste backfill mixed with crushed waste rock) is utilized. A transverse open stope approach is used where the mineralized lenses are wider than seven metres.

For mine scheduling purposes, the vertical extent of the orebody is subdivided into two parts: the upper part of the orebody located between 55 metres and 650 metres below surface and the lower part of the orebody located between 650 metres and 1,190 metres below surface. Dividing the orebody into two parts has accelerated the production start-up. Initial production was at the nominal rate of 3,500 tonnes per day of ore, with two mining horizons on the 440mLv (Horizon 2) and 650mLv (Horizon 3). Subsequently, the 230mLv (Horizon 1), 800mLv (Horizon 4) in 2015, 980mLv (Horizon 5) and 1,090mLv (Horizon 6) in later years will be put into production. The production ramp-up in 2015 is related to the additional horizons and is expected to achieve up to 6,000 tonnes per day.

Studies to increase and sustain the production rate will be conducted as more drilling information becomes available. Based on the current Mineral Reserves, the planned operation has a 10-year mine life. The production is expected to reach 7,000 tonnes per day for at least five years. Intensive diamond drilling is ongoing to support potential increases in Mineral Resources, and subsequent conversion to Mineral Reserves, with the objective of extending the mine life to a minimum of 20 years.

One production shaft and one surface decline are progressing well while the exploration shaft (Gaumond shaft) has been completed to 715 metres deep. The Gaumond shaft has a diameter of seven metres. It was used to develop the 650 level, to provide an exploration drilling platform for the deeper portions of the deposit, and to ensure an initial production rate of 4,000 tonnes per day with the potential to reach 7,000 tonnes per day once more mining horizons are opened. The surface ramp will accelerate development on the levels. All the material that will come from levels deeper than 650 metres will be brought to the loading station on the 650 level by trucks via the ramp until the production shaft is completed. The production shaft is currently in development. It is expected to improve production efficiency in the Lower Mine (below the 800mLv Horizon 4). To start Horizon 4, an escape manway and ventilation raise will have to be completed. The production shaft reached the 1140mLv in 2014 and will resume after completing 1140mLv station to 1180 metres below surface.

The ramp is currently used as the air exhaust and will continue to do so when completed. The main ventilation raise is the Gaumond shaft. From the shaft, the air is distributed into two internal ventilation raises, one located in the North Zone and one in the South Zone, each of which will bring fresh air to work places. Using a conservative approach, the fresh air requirement to accommodate the mobile equipment fleet was estimated at 283 cubic metres per second at the 3,500 tonnes per day production rate. Currently, ventilation on demand (VOD) is partly operational and once completed it will help to reduce this preliminary estimation.

Stope widths vary between 2.5 metres and 25 metres. The length and height of stopes are 25 metres to 50 metres long and 30 metres to 60 metres high, respectively. Ground support consists of various combinations of rebar bolts, friction bolts, cables, screen and shotcrete depending on the rock quality and particular requirements of each heading.

Stopes are backfilled with paste fill. On average, 2,900 tonnes per day of paste backfill is needed to meet the nominal production targets of 4,000 tonnes per day from two mining horizons. The required strength of the backfill usually varies between 100 kilopascals and 525 kilopascals depending on the stope. Rock fill is used in transversal secondary stopes.

The loading system is completed on the 690mLv. Mine production is hauled using 60 tonne trucks from the ore/waste pass to the loading station located on the 650mLv. The rock is directly loaded from the ore/waste passes into haulage trucks and then dumped onto a grizzly (fitted with 406 millimeter square openings) located over the storage bins. A rock-breaker is located over the bins to break oversized rock. The ore bin and the waste bin each have a capacity of 3,000 tonnes. The bins feed the rock into a conveyor that transports it to the measuring loading box. At that point, the rock is automatically loaded into the skip. The skip capacity of the Gaumond shaft is 10 tonnes. When the production shaft is completed, a second loading station will be built on the 1,140 level for the lower mine production.

Currently, no mining is planned above 55 metres in order to mitigate risks associated with potential water inflow from the Opinaca Reservoir and to respect the preliminary recommendation for the dimensions of the surface crown pillar. Due to the presence of open sub-horizontal decompression joints encountered mainly within the first 250 metres below surface, and the proximity of the reservoir, the management of ground water infiltration is considered paramount. An 11,000 cubic metre per day dewatering system was selected to handle the expected peak water inflow into the mine. The system can be readily upgraded if needed.

A fully-mechanized mining equipment fleet is used. Equipment includes scoop trams, dump trucks, mine service and personnel vehicles, jumbo drills, bolting platforms, scissor lifts, land cruiser and forklifts. The mine and fleet designs are appropriate for the Mineral Reserves defined and the selected throughput rate.

There is potential to extend the mine life and potentially sustain the 7,000 tonnes per day throughput rate if some or all of the Inferred Mineral Resources identified within the life of mine production plan can be converted to higher confidence Mineral Resource categories, and eventually to Mineral Reserves. Mineralization remains open at depth, with the deepest drill hole encountering mineralization at 1,400 metre depth; the current mine plan extends to 1,190 metres depth.

Metallurgical Process

The mill is designed to operate at 7,000 tonnes per day (2.55 million tonnes per year) for 365 days per year. The comminution circuit consists of three stages of crushing followed by a single stage of ball mill grinding. The primary crusher (jaw crusher), the secondary crusher (standard cone crusher) and the tertiary crushers are located at surface. Two short head cone crushers are needed to handle a 7,000 tonne per day daily throughput. The fine-crushed ore is ground using a single-stage ball mill connected in a closed circuit with cyclones.

A portion of the cyclones underflow is be directed to a gravity concentration circuit consisting of a Knelson concentrator and an Acacia Reactor to recover liberated native gold. The cyclones overflow (grinding circuit product) is directed to the flotation cells to separate the sulphides into a low-mass sulphur concentrate. A thickener controls the density of the flotation tail slurry. The flotation tails are leached with cyanide for 36 hours while going through five leach tanks. The flotation concentrate is thickened and reground so that 80% (P80) is smaller than 10 micrometres using a fine grinding mill; then it is pre-aerated with oxygen for 18 hours prior to being leached with cyanide for 48 hours in five additional leach tanks. The gold in solution is recovered in carousel carbon-in-pulp (CIP) circuits (one for each leach circuit).

The carbon from each CIP circuit is stripped as required in a Zadra process, and the gold recovered from that final stage of the mineral processing circuit is poured into gold bars at regular intervals. The carbon is regenerated and returned to the CIP circuits for reuse.

The tails from each leaching circuit are detoxified in a conventional cyanide destruction circuit (SO2/Air), and then filtered. Finally, tailings can be added to the paste backfill. Non-sulphides tailings are stored in a covered shed before being transported by hauling truck to the tailings management facility.

The tailings facility is completely lined, and all water touching the tailings is collected and treated. The exposed surface of the tailings is kept to a minimum, made possible by the choice of filtered tailings that allows for progressive reclamation. The tailings design envisages a storage capacity of 26 million tonnes. This is sufficient for the current life of mine.

Exploration and Development

The Gaumond exploration shaft has a nominal 4,000 tonnes per day ore-hoisting capacity, and a maximum hoisting capacity of 7,000 tonnes per day (20 hours per day). Goldcorp is excavating a second shaft at the Éléonore Mine, which is expected have a nominal 8,500 tonne per day hoisting capacity (17 hours per day). The objective is to transfer all the ore handling system to the production shaft during ore production from the lower mine.

The current plant is designed for a throughput of 4,000 tonnes per day with a ramp-up period from 2015 to 2017, and is expected to reach 7,000 tonnes per day in 2017, which is commensurate with the current Mineral Reserves. However, Goldcorp has designed the plant to be able to expand to 7,000 tonnes per day earlier in the production mine life if sufficient Mineral Resources can be upgraded to Mineral Reserves.

Drilling in 2015 will continue to target structures in the lower mine and the southern portion of the ore body to convert Mineral Resources to Mineral Reserves.

Taxes

The Éléonore Mine is subject to Canadian federal income tax, the Quebec provincial income tax, and the Quebec mining tax. The federal income tax rate is 15%, the Quebec provincial income tax rate is 11.9%, and the recently amended Quebec mining tax rate has a profit sensitive tax rate that ranges from 16% to 28% and is tax deductible for federal and Quebec income tax purposes. Provided the profit margin for the mine remains below 35% of gross revenue, the effective Quebec mining tax rate will be 16%. In the current gold price environment, the Corporation believes it will remain below a 35% profit margin with respect to the mine and the 16% rate will be applicable. Quebec also introduced a new minimum mining tax that is based on a net revenue base. The minimum mining tax is calculated as 1% of the first $80 million of the value of the mineral output at the mine shaft head and 4% of the excess. The Corporation will pay the greater of the profits based tax and the minimum tax and can carry-forward the minimum tax paid to credit against the profits based mining tax in later years, when the profits based tax exceeds the minimum tax. The Corporation expects the profits based tax to exceed the minimum tax over the life of the mine, but that it may pay it in some of the earlier lower profit years. In total, over the life of the mine, the expected effective income tax rate is 38.6%.

LATIN AMERICA

The Corporation’s properties in Latin America include the Peñasquito Mine, the Los Filos Mine, the El Sauzal Mine, the Noche Buena Project, the Camino Rojo Project, the Marlin Mine, the Pueblo Viejo Mine (40%), the Cerro Negro Mine, the El Morro Project (70%), the Alumbrera Mine (37 1⁄2%) and the Cerro Blanco Project. The Peñasquito Mine, the Los Filos Mine, the Pueblo Viejo Mine and the Cerro Negro Mine, each described below, are considered to be material mineral properties to Goldcorp.

PEÑASQUITO MINE, MEXICO

The Peñasquito Mine is indirectly wholly-owned by Goldcorp. The Peñasquito Mine is an open pit mining operation located in north-central Mexico with two separate process facilities, an oxide ore facility and a plant to process sulfide ore. The oxide ore is processed through a heap leach/Merrill-Crowe facility that went into production in February 2008. The first gold pour for the oxide circuit was on May 10, 2008. Line 1 of the sulfide plant started operating in September 2009 and first concentrate was shipped November 2009. The Peñasquito Mine achieved commercial production in September 2010.

At the Peñasquito Mine, Goldcorp’s gold production guidance for 2015 is expected to be between 700,000 and 750,000 ounces. On a gold equivalent basis, production is expected to be between 1.5 million and 1.6 million ounces. Gold equivalent ounces are calculated using the following assumptions: $1,200 per ounce for gold; by-product metal prices of $18 per ounce silver; $3.00 per pound copper; $1.00 per pound zinc; and $0.95 per pound lead. By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it with the gold price.

All scientific and technical information included in the following section has been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under NI 43-101.

Property Description and Location

The operating entity for the Peñasquito Mine is an indirectly wholly-owned Goldcorp subsidiary, Minera Peñasquito. Peñasquito is situated in the western half of the Concepción Del Oro district in the northeast corner of Zacatecas State, Mexico, approximately 200 kilometres northeast of the city of Zacatecas.

Mining at the Peñasquito Mine commenced in 2010 and full production commenced in 2011. The Peñasquito Mine is comprised of 19 mining concessions (45,753 hectares), held in the name of Minera Peñasquito. Concessions were granted for durations of 50 years and a second 50-year term can be granted if the applicant has abided by all appropriate regulations and makes the application within five years prior to the expiration date. Obligations which arise from the mining concessions include performance of assessment work, payment of mining taxes and compliance with environmental laws. Duty payments for the concessions have been made as required. Minimum expenditures, pursuant to Mexican regulations, may be substituted for sales of minerals from the mine for an equivalent amount. Goldcorp holds additional tenure in the greater Peñasquito Mine area (within about 200 to 300 kilometres of the Peñasquito Mine infrastructure), which is under application, is granted, or is part of joint ventures with third parties.

A 2% net smelter return royalty is payable to Royal Gold on production from both the Peñasco and Chile Colorado pits which constitute the Peñasquito Mine. The Mexican Government has passed a new mining royalty, effective January 1, 2014, that consists of a 7.5% mining royalty imposed on earnings before interest, tax, depreciation and amortization (EBITDA). There is also an additional 0.5% royalty on precious metals revenue (applicable to precious metals mining companies) effective January 1, 2014. In 2007, Silver Wheaton Corp. (“Silver Wheaton”) acquired 25% of the silver produced by the Peñasquito Mine over the life-of mine for an upfront cash payment of $485 million and a per ounce cash payment of the lesser of $3.90 and the prevailing market price (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

Environmental liabilities are limited to those that would be expected to be associated with a polymetallic mine, where productions occurs from open pit sources, and where disturbance includes mining operations, roads, site infrastructure, heap leach, and waste and tailings disposal facilities. A closure and reclamation plan has been prepared for the mine site. Goldcorp holds the appropriate permits under local, state and federal laws to allow for mining operations.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

There are two access routes to the site. The first is via a turnoff from Highway 54 onto the State La Pardita road, then onto the Mazapil to Cedros State road. The second access is via the Salaverna by-pass road from Highway 54 approximately 25 kilometres south of Concepción Del Oro. Within the Peñasquito Mine, access is by foot trails and tracks. The closest rail link is 100 kilometres to the west. There is a private airport on site and commercial airports in the cities of Saltillo, Zacatecas and Monterrey. Travel from Monterrey/Saltillo is approximately 150 kilometres, about two hours to site. Travel from Zacatecas is approximately 275 kilometres, about 3.5 hours to site.

Power is currently supplied through the Mexican central grid from the Mexican Federal Electricity Commission. On January 25, 2011, Goldcorp signed a power delivery agreement with a subsidiary of InterGen, pursuant to which InterGen will construct and operate a 220 megawatt gas-fired combined cycle power plant to deliver 183 megawatts of supplied electricity to the Peñasquito Mine and other operations in Mexico for a minimum term of 20 years. Construction of the power plant began in December 2012, with completion projected for the second quarter of 2015. The transmission infrastructure is complete and only awaits the commissioning of the power plant to begin supply to the Peñasquito Mine.

Process and potable water for the Peñasquito Mine is sourced from the Torres-Vergel well field located six kilometres west of the Peñasquito Mine and permits to pump up to 35 million cubic metres per year from this source have been received. The existing supply of groundwater is not sustainable in the long term and has resulted in a reduction of plant throughput since 2013 due to lower than planned volumes from the current infrastructure. In 2012 and 2013, expansion to the current Torres–Vergel well field occurred. To allow plant production to return to design levels, an additional groundwater source within the Cedros basin has been identified. This area is named the Northern Well Field, and is approximately 60 kilometres northwest of the Peñasquito Mine and construction took place during 2014 and is anticipated to be completed in mid-2015. Once complete, the Northern Well Field is expected to meet the long-term water requirements for the Peñasquito Mine. Under the Mining Law in Mexico, the owner of a mining concession is entitled to use the water extracted from the Peñasquito Mine in connection with exploration and mining activities. The Peñasquito Mine recycles almost 70% of the water it uses in the mining process with the existing tailings facility.

There is sufficient suitable land available within the Goldcorp mineral tenure for tailings disposal, mine waste disposal, and mining-related infrastructure, such as the open pit, process plant, workshops and offices. A skilled labour force is available in the region where the Peñasquito Mine is located and in the surrounding mining areas of Mexico. Accommodation comprises a 1,900-bed camp with full dining, laundry and recreational facilities. Fuel and supplies are sourced from nearby regional centres such as Monterrey, Monclova, Saltillo and Zacatecas and imports from the United States via Laredo.

Mining concessions give the holder the right to mine within the concession boundary, sell the mining product, dispose of waste material generated by mining activities within the lease boundary, and have access easements. Surface rights in the vicinity of the Chile Colorado and Peñasco open pits are held by four ejidos, as well as certain private owners. Goldcorp has signed current land use agreements with three of the ejidos and the relevant private owners. Under current agreements with the ejidos, payments are made to the ejidos on an annual basis, in addition to certain upfront payments that have already been made.

There was a dispute regarding a land use agreement with Ejido Cerro Gordo, and as noted above under “Recent Developments – Update on Land Claim Settlement with Cerro Gordo Ejido”, in March 2015 a definitive settlement agreement was reached that fully resolves the dispute.

The climate is generally dry with precipitation being limited for the most part to a rainy season in the months of June and July. Annual precipitation for the area is approximately 700 millimetres, most of which falls in the rainy season. The Peñasquito Mine area can be affected by tropical storms and hurricanes which can result in short-term high precipitation events. Temperatures range between 20 degrees Celsius and 30 degrees Celsius in the summer and zero degrees Celsius and 15 degrees Celsius in the winter. Mining operations can be conducted year-round.

The Peñasquito Mine is situated in a wide valley bounded to the north by the Sierra El Mascaron and the south by the Sierra Las Bocas. Except for one small outcrop, the area is covered by up to 30 metres of alluvium. The terrain is generally flat, rolling hills; vegetation is mostly scrub, with cactus and coarse grasses. The prevailing elevation of the property is approximately 1,900 metres above sea level.

History

The earliest recorded work in the Peñasquito Mine consists of excavation of a shallow shaft and completion of two drill holes in the 1950s. Kennecott Canada Explorations Inc. through its Mexican subsidiary, Minera Kennecott S.A. de C.V. (“Kennecott”) acquired initial title to the Peñasquito Mine and commenced exploration in 1994. Regional geochemical and geophysical surveys were undertaken in the period 1994 to 1997. This work led to the early discovery of two large mineralized diatreme breccia bodies, the Outcrop (Peñasco) and Azul Breccias. Kennecott completed 250 rotary air blast (“RAB”) drill holes (9,314 metres) to systemically sample bedrock across the entire Peñasquito Mine area which resulted in the discovery of the Chile Colorado silver-lead-zinc-gold zone. A total of 72 reverse circulation and core drill holes (24,209 metres) were sited to test mineralization at the Outcrop Breccia, Azul Breccia, and Chile Colorado zones.

In 1998, Western Copper Holdings Ltd. (“Western Copper”) acquired a 100% interest in the Peñasquito Mine from Kennecott. Western Copper completed a nine hole (3,185 metres) core drilling program and 13.4 line kilometres of tensor controlled source audio frequency magnetollurics geophysical survey work the same year. Exploration efforts were focused on the Chile Colorado zone and the Azul Breccia pipe targets. Western Copper optioned the property to Minera Hochschild S.A. (“Hochschild”) in 2000. Hochschild completed 14 core holes (4,601 metres), eleven of which were sited into the Chile Colorado anomaly, but subsequently returned the property to Western Copper. From 2002 to 2009, Western Copper completed an additional 874 core and reverse circulation drill holes (496,752 metres) and undertook a scoping-level study, a pre-feasibility study, and a feasibility study in 2003, 2004, and 2005 respectively. The feasibility study was updated in 2006. Under the assumptions in the studies, the Peñasquito Mine returned positive economics. In 2003, Western Copper underwent a name change to Western Silver Corporation (“Western Silver”). Glamis acquired Western Silver in May 2006, and the combined company was subsequently acquired by Goldcorp in November 2006.

During 2005, a drill rig was used to perform geotechnical field investigations to support the design of the heap leach facility, waste rock piles, tailings impoundment and process plant. Standard penetration tests were performed. Construction in the Peñasquito Mine commenced in 2007. In October 2009, the first lead and zinc concentrates were produced and concentrate shipment to smelters commenced with first sales recorded in November 2009.

Geological Setting

Regional Geology

The regional geology is dominated by Mesozoic sedimentary rocks, which are intruded by Tertiary stocks of intermediate composition (granodiorite and quartz monzonite), and overlain by Tertiary terrestrial sediments and Quaternary alluvium. The Mesozoic sedimentary rocks comprise a 2.5-kilometre thick series of marine sediments deposited during the Jurassic and Cretaceous Periods with a 2,000-metre thick sequence of carbonaceous and calcareous turbiditic siltstones and interbedded sandstones underlain by a 1,500-metre to 2,000-metre thick limestone sequence.

Local Geology

The Mesozoic sedimentary rocks of the Mazapil area were folded into east-west arcuate folds during the Laramide orogeny. End-Laramide extension was accommodated by northwest-, northeast- and north-striking faults, contemporaneous with deposition of Tertiary terrestrial sediments in fault-bounded basins. Tertiary granodiorite, quartz monzonite, and quartz–feldspar porphyry were also intruded during this period of extension. Current topography reflects the underlying geology, with ranges exposing anticlines of the older Mesozoic rocks, while valleys are filled with alluvium and Tertiary sediments overlying synclinal folds in younger Mesozoic units. Tertiary stocks and batholiths are better exposed in the ranges. Two diatreme pipes, Peñasco and Brecha Azul, intrude the Caracol Formation shales in the centre of the Mazapil valley, and form the principal hosts for known gold-silver-lead-zinc mineralization at Peñasquito. The breccia pipes are believed to be related to quartz–feldspar porphyry stocks beneath the Peñasquito Mine area. The current bedrock surface is estimated to be a minimum of 50 metres (and possibly several hundred metres) below the original paleo-surface when the diatremes were formed. The brecciated nature of the host rock indicates that the diatremes explosively penetrated the Mesozoic sedimentary units and it is likely that they breached the surface; however eruption craters and ejecta aprons have since been eroded away. Alluvium thickness averages 30 metres to 50 metres at Peñasquito, and this cover obscured the diatremes apart from one small outcrop of breccia near the center of the Peñasco diatreme, rising about five metres above the valley surface. The single outcrop near the center of the Peñasco pipe contained weak sulphide mineralization along the south and west side of the outcrop, representing the uppermost expression of much larger mineralized zones below.

Property Geology

Peñasco and Brecha Azul are funnel-shaped breccia pipes, which flare upward, and are filled with brecciated sedimentary and intrusive rocks, cut by intrusive dikes. The larger diatreme, Peñasco, has a diameter of 900 metres by 800 metres immediately beneath surface alluvial cover, and diatreme breccias extend to at least 1,000 metres below surface. The Brecha Azul diatreme, which lies to the southeast of Peñasco, is about 500 metres in diameter immediately below alluvium, and diatreme breccias also extend to at least 1,000 metres below surface. Porphyritic intrusive rocks intersected in drilling beneath the breccias may connect the pipes at depth. Polymetallic mineralization is hosted by the diatreme breccias, intrusive dikes, and surrounding siltstone and sandstone units of the Caracol Formation. The diatreme breccias are broadly classified into three units, in order of occurrence from top to bottom within the breccia column, which are determined by clast composition: sediment-clast breccia, mixed-clast (sedimentary and igneous clasts), and intrusive-clast breccias. Sedimentary rock clasts consist of Caracol Formation siltstone and sandstone; intrusion clasts are dominated by quartz-feldspar porphyry. For the purposes of the geological block model, the sediment-clast and mixed-clast breccias were combined into one unit, and are distinguished from the intrusion-clast breccia. A variety of dikes cut the breccia pipes and the immediately adjacent clastic wall-rocks. These dikes exhibit a range of textures from porphyry breccia, to quartz–feldspar and quartz-eye porphyries, to porphyritic, to aphanitic micro breccias. For the block model they are combined into a single intrusive domain.

The Peñasco and Brecha Azul diatremes are considered to represent breccia-pipe deposits developed as a result of Tertiary intrusion-related hydrothermal activity. Alteration, mineral zoning, porphyry intrusion breccia clasts, and dykes all suggest the diatreme-hosted deposits represent distal mineralization some distance above an underlying quartz–feldspar porphyry system. Such deposits commonly exhibit structural influence from graben faults or faulting related to cauldron subsidence. The Peñasco and Brecha Azul diatremes lie along a northwest-trending system of subvertical fractures within the central axis of the broad northwest oval of sericite–pyrite–quartz–calcite alteration. This may reflect the orientation of the porphyry intrusion underlying the known mineralization. Both of the breccia pipes lie within a hydrothermal alteration shell consisting of a proximal sericite–pyrite–quartz (phyllic) alteration assemblage, distal sericite–pyrite–quartz–calcite assemblage, and peripheral chlorite–epidote–pyrite (propylitic) alteration halo. A halo of generally lower grade disseminated zinc–lead–gold–silver mineralization lies within the sericite–pyrite–quartz–calcite assemblage surrounding the two breccia pipes.

Exploration

Exploration activities on the Peñasquito Mine have included geological mapping, reverse circulation and core drilling, ground geophysical surveys, mineralization characterization studies and metallurgical testing of samples. Petrographic studies and density measurements on the different lithologies have also been carried out. Much of this work has been superseded by the data obtained during the drilling programs that support the Mineral Resource and Mineral Reserve estimates and by data collected during mining operations.

From 2006 to 2013, Goldcorp completed 286 core and 93 reverse circulation exploration drill holes, plus 46 metallurgical, 40 geotechnical, 298 condemnation, and 26 in-fill drill holes supporting the Mineral Resource estimate. An updated feasibility study was completed, mining was commenced (2007), the first doré was produced (2008), mechanical completion of the first mill/flotation line (50,000 tonnes per day) (2009) and production and shipment of the first concentrates were produced and shipped (2009).

A deep exploration drilling program was conducted between 2011 and 2014 to test for the presence of sulphide manto and skarn-hosted mineralization at depth. The exploration target was to define mineralization that might be able to support potential underground development adjacent to and/or between the Peñasco and Brecha Azul diatreme pipes. Manto and skarn-hosted mineralization was intercepted starting at 900 metres below the surface. Potentially significant skarn- and breccia- hosted mineralization was located between the Brecha Azul and Peñasco diatremes. There is also potential for additional deposit styles within the extensive Peñasquito Project, including base metal skarns and porphyry-related disseminated deposits in geological settings. Exploration for these mineralization styles is ongoing.

The exploration programs completed to date are appropriate to the style of the deposits and prospects within the Peñasquito Mine and support the genetic and geological interpretations.

Mineralization

Both the Peñasco and Chile Colorado deposits are centered on diatreme breccia pipes, the Peñasco diatreme at Peñasco, and the Brecha Azul diatreme at Chile Colorado. The diatremes contain and are surrounded by coalesced halos of disseminated, veinlet and vein-hosted sulphides and sulphosalts containing silver and gold. Mineralization consists of disseminations and veinlets and veins of various combinations of medium to coarse-grained pyrite, sphalerite, galena, and argentite. Sulphosalts of various compositions are also abundant in places, including bournonite, jamesonite, tetrahedrite, polybasite, pyrargyrite, stibnite, rare hessite, chalcopyrite and molybdenite. Gangue mineralogy includes calcite, sericite, and quartz, with quartz, rhodochrosite, fluorite, magnetite, hematite, pyrite, garnets (grossularite–andradite) and chlorite–epidote. Carbonate is more abundant than quartz as a gangue mineral in veins and veinlets; particularly in the “crackle breccia” that occurs commonly at the diatreme margins.

Mantos-style sulphide replacements of carbonate strata have been identified within the Caracol Formation adjacent to the diatreme pipes, beneath the clastic-hosted disseminated sulphide zones. They consist of semi-massive to massive sulphide replacements of sub-horizontal limestone beds, as well as structurally-controlled cross-cutting chimney-style, steeply dipping, fracture and breccia zones filled with high concentrations of sulphides. The sulphides are generally dominated by sphalerite and galena, but also contain significant pyrite. Gangue minerals (commonly carbonates) are subordinate in these strata-replacement mantos and cross-cutting chimneys. Stratiform and chimney mantos are characterized by their very high zinc, lead, and silver contents, with variable copper and gold contributions.

A new style of Copper–Gold–Silver–Zinc–Lead garnet skarn mineralization with dissolution breccias has been identified at depth between the Peñasco and Brecha Azul diatremes. Mineralization identified to date occurs within the Indidura, Cuesta del Cura and the Taraises–La Caja Formations. The main trend of this mineralization is northwest–southeast, with the best grades located between the diatremes. The skarn has horizontal dimensions of approximately 1,000 metres by 1,200 metres and is open at depth. This polymetallic mineralization is hosted by garnet skarn and associated breccias, mainly as chalcopyrite, sphalerite, gold, and silver. Gangue minerals consist of pyrite, calcite, garnet, and magnetite. The garnet skarns are often surrounded by halos of hornfels, especially in siliciclastic units, and/or marble and recrystallized limestone in carbonate units. The deep exploration programs have also identified quartz feldspar porphyry with strong sericite-pyrite-quartz-calcite and potassic alteration, which contain occasional veinlets of quartz with molybdenite, and veins with secondary biotite and magnetite disseminated in the wall rocks.

Drilling

In 2014, Peñasquito Mine completed 22,044 metres of exploration drilling. Drilling completed on the Peñasquito Mine area for the period 1994 to 2014 comprises 1,462 drill holes totalling 711,891 metres. Drilling has focused on the exploration and delineation of three principal areas: the Chile Colorado Zone, the Brecha Azul Zone and the Peñasco Zone.

Reverse circulation drilling was conducted using down-hole hammers and tricone bits, both dry and with water injection. Some reverse circulation drilling was performed as pre-collars for core drill holes. Core drilling typically recovered HQ size core (63.5 millimetres diameter) from surface, then was reduced to NQ size core (47.6 millimetres) where ground conditions warranted. Metallurgical holes were typically drilled using PQ size core (85 millimetres).

Any break in the core made during removal from the barrel was marked with a “colour line”. When breakage of the core was required to fill the box, edged tools and accurate measure of pieces to complete the channels was the common practice to minimize core destruction. The end of every run was marked with a wooden tick and the final depth of the run. Core was transferred to wooden core boxes, marked with “up” and “down” signs on the edges of the boxes using indelible pen. The drill hole number, box number and starting depth for the box was written before its use, whilst end depth were recorded upon completion. All information was marked with indelible pen on the front side of the box and also on the cover. All core from the Goldcorp drill programs has been processed on site. Core boxes were transported to the core shed by personnel from the company that was managing the drill program, or the drilling supervisor.

Geotechnical Drilling

Oriented core drilling for geotechnical purposes was performed in 2004 with eight core holes completed in the area of the planned Chile Colorado pit and three core holes in the planned Peñasco pit area for a total 11 core holes (4,126 metres). Core holes were oriented at an angle of 60 degrees to the horizontal and were sited to intersect the November 2005 design basis pit wall one-third of the ultimate wall height above the base of the final pit level. Core hole diameters were typically HQ3 (61 millimetres diameter) but were telescoped down to NQ3 (45 millimetres) if difficult drilling conditions were encountered. Core was recovered in a triple tube core barrel assembly. Core recovery for the Peñasquito Mine drilling programs averaged 97%. Sample recoveries were not routinely recorded for reverse circulation holes.

Drilling, in the period 2010 to 2014, has comprised 26 drill holes (8,400 metres). Six of these holes were sited in the Chile Colorado pit and the remainder was drilled for support of the Peñasco pit. Holes ranged in dip from vertical to 65 degrees and were either HQ3 or PQ3 in size. The drill holes were sited to provide geotechnical information for pit phase designs and for support of potential modification of pit wall slope angles in selected pit sectors. A total of 68 laboratory triaxial tests of intact rocks were performed and 52 direct shear tests to estimate the unconfined strength of the intact rock. An additional target was obtaining information on the bedding planes within the Caracol Formation. The RQD model was updated with the recent drill information, and a total of 1,211 holes were used. A total of 1,348 holes and 13 geomechanical cells were used to construct the bedding model. The additional drilling in 2014 provided data on the internal pit phase designs planned for the Peñasco pit, primarily to test the north and west pit sectors.

Metallurgical Drilling

Metallurgical drilling was first performed between 2003 and 2006, with 13 holes (4,016 metres) completed. Holes averaged 310 metres in depth. An additional 28 core holes were drilled from 2006 to 2012, consisting of 28 holes (15,375 metres), which were typically 550 metres long. There was no additional metallurgical drilling in 2014.

Geological and Geotechnical Logging

Logging of reverse circulation drill cuttings and core utilizes standard logging procedures. Logs record lithologies, breccia type, fracture frequency and orientation, oxidation, sulphide mineralization type and intensity, and alteration type and intensity. In July 2013, digital logging was implemented. Logs are stored on the mine server in an exploration database. Information recorded includes lithology, alteration, minerals, structural features, oxidation description, and vein types. Core is photographed and core photographs are retained on the mine server. Video is recorded from drill collar to toe; these digital files are stored on hard disc. Geotechnical logging for pit design purposes is typically completed at three metre intervals, and recorded on compact discs. For site location purposes, geotechnical logging includes sample descriptions, Standard Penetration Test blow counts, sample numbers and visual classifications based on the united soil classification system. From 2010 onwards, all geotechnical logging has been stored in an acQuire database.

Collar Surveys

Collar surveys have been performed by a qualified surveyor since 2002. Since preparation for mining operations commenced in 2007, all surveys have been performed using digital global positioning system instruments. All drill hole collars are identified with a concrete monument, allowing all drill holes to be identified at a later date. The monument is placed directly over the hole collar on completion of each drill hole.

Down-hole Surveys

Down-hole surveys are completed by the drilling contractor using a single shot, through the bit, survey instrument. Drill holes are surveyed on completion of each hole as the drill rods are being pulled from the hole. Use of a gyroscopic survey instrument began in 2012, when Silver State Survey was contracted. In the first 800 metres of any drill hole, Silver State Survey takes a measurement at 50 metre intervals and at the end of the drill hole.

Deposit Drilling

Drill hole spacing is generally on 50 metre sections in the main deposits spreading out to 400 metre spaced sections in the condemnation zones. Drill spacing is wider again in the areas outside the conceptual pit outlines used to constrain Mineral Resources. Drilling covers an area of approximately 11 kilometres east to west by seven kilometres north to south with the majority of drill holes concentrated in an area 2.1 kilometres east to west by 2.8 kilometres north to south.

Drilling is normally perpendicular to the strike of the mineralization. Depending on the dip of the drill hole, and the dip of the mineralization, drill intercept widths are typically greater than true widths.

Sampling and Analysis

Peñasquito Mine project staff has been responsible for sample collection, core splitting, run-of-mine assaying, preparation of samples, storage and security from inception to date. All analyses of exploration drill-hole and surface samples are performed by certified off-site analytical laboratories.

Reverse circulation drill cuttings are sampled at intervals of two metres. The material is split at the drill into several portions of 12 kilograms or less. A handful of rock chips from each sample interval is collected and logged by experienced onsite geologists. Data from the drill logs is entered digitally into files for computer processing. From mid-2013, all data are entered digitally into the database.

The standard sample interval is two metres. Some samples are limited to geological boundaries and are less than two metres in length. Logging is completed at the drill site prior to splitting. Splitting of the core is supervised by the geologist who logged the core in order to ensure sampling integrity. For condemnation drill holes, core is assayed every 2 metres out of 20 metres unless geologic inspection dictates otherwise. A senior Goldcorp geologist examines the core, defines the primary sample contacts, and designates the axis along which to cut the core. Special attention is taken in veined areas to ensure representative splits are made perpendicular to, and not parallel to, veins.

Standard reference material samples and blanks are inserted in a documented sequence into the sample stream going to the assay laboratory. Cut samples are bagged and numbered in polyethylene bags. Groups of 20 sample bags are placed in larger bags and labelled with the name and address of the laboratory, and the number and series of samples that are contained within the bag. A Peñasquito Mine truck transports the sacks approximately once per week to the ALS Chemex laboratories in Guadalajara, Mexico. ALS Chemex was responsible for sample preparation throughout exploration and infill drilling phases through its non-accredited sample preparation facilities in Guadalajara. All samples were dispatched to the ALS Chemex Vancouver, Canada laboratory facility for analysis, which, at the time the early work was performed, was ISO-9000 accredited for analysis; the laboratory is currently ISO-17025 certified and is independent of Goldcorp. The umpire (check) laboratory is Acme Laboratories in Vancouver, which holds ISO-9000 accreditations for analysis. SGS Mexico has also been used for check analyses, which holds ISO/IEC 17025:2005 certification. The run-of-mine laboratory is not certified.

Blanks and standard reference materials have been used in sampling programs by Goldcorp. The seven standard reference materials were prepared by Metcon Research, Tucson, Arizona from Peñasquito Mine mineralization. Blank samples comprise non-mineralized limestones from the general Peñasquito Mine area. Goldcorp acquired eight new standard reference materials in December 2009 which consist of Peñasquito core prepared by SGS and submitted to round-robin analyses by several certified laboratories. Blank samples utilized since 2013 consist of crushed non-mineralized sandstone from reverse circulation holes drilled in 2011 to the north of the Peñasquito Mine area.

Blast holes are sampled as whole-hole samples by an experienced sampler. Samples are taken with an engineered corer on a specified pattern on the production drillhole debris cone. Blasthole samples are approximately seven kilograms.

During 2008, Goldcorp staff completed a total of 1,229 specific gravity measurements on drill core. An additional 127 bulk density measurements were also available from Dawson Metallurgical Laboratories Inc. Utah. Specific gravity data were then used to assign average bulk specific gravity values by lithology. From 2011, a standard procedure was implemented, whereby a density sample, 20 centimetres in length, was taken every 20 metres from core holes. Core is coated, and the specific gravity measured using the water displacement method. The operation continues to measure and add to the data base to ensure specific gravity is accurately measured for Mineral Resource and Mineral Reserve estimation.

A number of independent data checks have been performed, in support of feasibility-level studies, and in support of technical reports, producing assessments of the database quality on the Peñasquito Mine. No significant problems with the database, sampling protocols, flow sheets, check analysis program, or data storage were noted. Goldcorp performed sufficient verification of the data and database to support Mineral Resources and Mineral Reserves being estimated.

Security of Samples

Entry of information into databases utilizes a variety of techniques and procedures to check the integrity of the data entered. Digital drill-hole logging was implemented in mid-2013 using acQuire software. Assays received electronically from the laboratories are now imported directly into the database. Analytical certificates received since 2010 are stored in the database and are validated via the acQuire software. Drill-hole collar and down-hole survey data were manually entered into the database prior to 2013. Since initiation of digital logging and full implementation of the acQuire database in 2013, the collar and down-hole surveys are imported into the database using acQuire. Data are verified on entry to the database by means of built-in program triggers within the mining software. Checks are performed on surveys, collar co-ordinates, lithology data, and assay data.

Paper records have been archived for all assay and quality assurance and quality control data, geological logging and bulk density information, down-hole and collar coordinate surveys. All paper records were filed by drill-hole for rapid location and retrieval of any information desired. Assays, down-hole surveys, and collar surveys were stored in the same file as the geological logging information. Sample preparation and laboratory assay protocols from the laboratories were also monitored and kept on file. Exploration data are appropriately stored on a mine server, and data are regularly backed up by the Peñasquito Mine IT department.

Historically, sample security was not generally practiced at the Peñasquito Mine during the drilling programs, due to the remote nature of the site. Sample security relied upon the fact that the samples were always attended or locked at the sample dispatch facility. Sample collection and transportation have always been undertaken by Goldcorp or laboratory personnel using company vehicles. Drill samples are picked up at site by ALS Chemex, prepared to a pulp in Guadalajara, Mexico, and sent by ALS Chemex via air to the ALS Chemex analytical laboratory in Vancouver, Canada. Chain of custody procedures consist of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory. Assay pulps and crushed reject material are returned by ALS Chemex to Goldcorp’s core shack in Mazapil for storage. Drill core is stored in wooden core boxes on steel racks in the buildings adjacent to the core logging and cutting facilities. The core boxes are racked in numerical sequence by drill hole number and depth, and coarse rejects in plastic bags are stored in cardboard boxes on steel racks in a separate locked building. The coarse reject boxes are labelled and stored by sample number.

Typically, drill programs include insertion of blank, duplicate and standard reference material samples. The quality assurance and quality control program results do not indicate any problems with the analytical programs; therefore the gold, silver, and base metal analyses from the core drilling are suitable for support of Mineral Resource and Mineral Reserve estimation.

Mineral Reserve and Mineral Resource Estimates

The following table sets forth the estimated Mineral Reserves for the Peñasquito Mine as of December 31, 2014:

Proven and Probable Mineral Reserves (1)(2)(5)(6)(7)(8)

			Grade				Contained Metal

Deposit	Category	Tonnes (millions)	Gold (grams per tonne)	Silver (grams per tonne)	Lead (%)	Zinc (%)	Gold (millions of ounces)	Silver (millions of ounces)	Lead (millions of pounds)	Zinc (millions of pounds)

Peñasquito Mine	Proven	336.26	0.64	33.31	0.35	0.84	6.92	360.11	2,578	6,232
Mill (3)	Probable	210.72	0.41	25.03	0.25	0.61	2.77	169.54	1,179	2,849
	Proven + Probable	546.98	0.55	30.12	0.31	0.75	9.70	529.65	3,757	9,081

Peñasquito Mine	Proven	43.78	0.35	31.67	—	—	0.49	44.58	—	—
Heap Leach (4)	Probable	45.96	0.24	25.00	—	—	0.35	36.94	—	—
	Proven + Probable	89.74	0.29	28.25	—	—	0.85	81.52	—	—

(1)

The Mineral Reserve estimates for the Peñasquito Mine set out in the table above have been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under NI 43-101. The Mineral Reserves are classified as Proven and Probable Mineral Reserves, and are based on the CIM Definition Standards.

(2)

Based on a gold price of $1,300 per ounce, a silver price of $22 per ounce, a lead price of $0.90 per pound and a zinc price of $0.90 per pound; and an economic function that includes variable operating costs and metallurgical recoveries.

(3)	The estimated metallurgical recovery rate for the Peñasquito Mine (Mill) is 5–64% for gold, 5–65% for silver, 63–72% for lead and 71-77% for zinc.
(4)	The estimated metallurgical recovery rate for the Peñasquito Mine (“Heap Leach”) is 50% for gold and 22–28% for silver.
(5)

Gold and silver cut-off grades are estimated assuming no contribution from the other metal, whereas the actual cut-off is based on net smelter return estimation of $0.05 per tonne on a block-by-block basis applying all revenue and associated costs. The incremental cost used for milled ore is $10.50 per tonne, and for leach ore is $3.70 per tonne. Other factors included are product freight to market costs, smelter costs (including penalties) and royalties.

(6)	Tonnages are rounded to the nearest 10,000 tonnes; grades are rounded to two decimal places.
(7)	Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content.
(8)	Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces. Contained lead and zinc pounds are Imperial pound units.

Risk factors that can affect the Mineral Reserve estimates are: metal prices and exchange rate assumptions; mining, process and operating cost assumptions; availability of water sufficient to support the mine design and process plant throughput rate assumptions; ability to permit and construct the second tailings dam by the end of 2017; social licence to operate being maintained; and any additional modifications to the proposed changes to the taxation and royalty regime.

To support declaration of Mineral Reserves, Goldcorp prepares an economic analysis to confirm that the economics based on the Mineral Reserves over the mine life repays life-of-mine operating and capital costs. The mine was evaluated on an after-tax free cash flow basis.

The following table sets forth the estimated Mineral Resources for the Peñasquito Mine as of December 31, 2014:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)(6)(7)(8)(9)

(excluding Proven and Probable Mineral Reserves)

			Grade				Contained Metal

	Category	Tonnes (millions)	Gold (grams per tonne)	Silver (grams per tonne)	Lead (%)	Zinc (%)	Gold (millions of ounces)	Silver (millions of ounces)	Lead (millions of pounds)	Zinc (millions of pounds)

Peñasquito Mine	Measured	137.76	0.28	26.13	0.26	0.63	1.22	115.71	796	1,908
Mill	Indicated	366.98	0.28	21.52	0.20	0.43	3.27	253.86	1,600	3,471
	Measured + Indicated	504.75	0.28	22.77	0.22	0.48	4.50	369.57	2,395	5,379
	Inferred	17.47	0.13	19.46	0.24	0.48	0.08	10.93	93	186

Peñasquito Mine	Measured	20.22	0.14	19.31	—	—	0.09	12.55	—	—
Heap Leach	Indicated	96.47	0.22	16.73	—	—	0.68	51.90	—	—
	Measured + Indicated	116.69	0.21	17.18	—	—	0.77	64.45	—	—
	Inferred	24.44	0.19	13.72	—	—	0.15	10.78	—	—

(1)

The Mineral Resource estimates for the Peñasquito Mine set out in the table above have been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under NI 43-101. Mineral Resources are classified as Measured, Indicated and Inferred Mineral Resources, and are based on the CIM Definition Standards.

(2)	Mineral Resources are exclusive of Mineral Reserves.
(3)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
(4)	Based on a gold price of $1,500 per ounce, a silver price of $24 per ounce, a lead price of $1 per pound and a zinc price of $1 per pound.
(5)

The metallurgical recovery due to Pyrite Leach is estimated for the Peñasquito Mine (Mill) to be 20–79% for gold, 19–79% for silver, 63–72% for lead and 71-77% for zinc. A Concentrate Enrichment Process (“CEP”) is assumed to increase marketability of lead concentrates.

(6)

Mineral resources considered amenable to open pit mining methods are reported to an economic cut-off of $0.05 per tonne profit on a net smelter return basis. Cut-off grade determination methodology is similar to Mineral Reserves.

(7)	Tonnages are rounded to the nearest 10,000 tonnes; grades are rounded to two decimal places.
(8)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
(9)	Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces. Contained lead and zinc pounds are Imperial pound units.

Risk factors that can affect the Mineral Resource estimates are: metal prices and exchange rate assumptions; assumptions which are used in the LG shell constraining Mineral Resources, including mining, processing and general and administrative costs; metal recoveries; geotechnical and hydrogeological assumptions; and assumptions that the operation will maintain the social licence to operate.

Mining Operations

Mining Method

Peñasquito Mine is a conventional, large scale, truck-and-shovel open pit mining operation. For 2015, the operation is scheduled to mine 52 million tonnes of ore, with total material movement of 244 million tonnes. The operation is expected to benefit from the availability of a new water pipeline in 2015 and the mine schedule reflects an average throughput rate of 115,000 tonnes per day for the remainder of the mine life. The current mine plan is based on the 2014 Mineral Reserve estimates, and is expected to produce oxide and sulphide material to be processed through the existing heap leach facility and sulphide plant respectively over a 12-year mine life (2015 to 2026).

A stockpiling strategy is currently practiced. The mine plan considers the value of the blocks mined on a continuous basis combined with the expected concentrates quality. From time to time ore material with a NSR profit value between $0.05 and $5.00 is stockpiled to process first higher-value ore. In some instances, the ore is segregated into stockpiles of known composition to allow for blending known quantities of material at the stockpile as required by the mill/customer. Stockpiling at the Peñasquito Mine also allows for forward planning for ore quality to ensure optimal mill performance and consistent gold production to match, within the normal bounds of expected variability, the mine plan.

The final pit will have one contiguous outline at surface but will consist of two distinct pit bottoms, one on the Peñasco Zone and one on the Chile Colorado (Brecha Azul) zone. Open pit mining is undertaken using a conventional truck-and-shovel fleet. Drill patterns range from nine metres by nine metres in overburden to 4.3 metres by five metres in sulphide ore. The heap leach ore drill pattern is being adjusted as needed to ensure rock fragmentation of about 127 millimetres to 152 millimetres for effective leaching.

Metallurgical Process

The Peñasquito Mine consists of a leach facility that processes a nominal 25,000 tonnes per day of oxide ore and a sulphide plant that processes a nominal 115,000 tonnes per day of sulphide ore. Mine construction commenced in 2007. Ore placement on the heap leach pad began in February 2008. On April 8, 2008, ore leaching was initiated and the first gold pour occurred on May 10, 2008. In October 2009, the first lead and zinc concentrates were produced and concentrate shipment to smelters commenced with first sales recorded in November 2009.

Oxide Ore

Run-of-mine oxide ore is delivered to the heap leach pile from the mine by haul trucks. Lime is added to the ore, prior to addition of the ore to the pad. Ore is placed in ten metre lifts, and leached with cyanide solution. Pregnant leach solution is clarified, filtered, and de-aerated, then treated with zinc dust to precipitate the precious metals. The precipitated metals are subsequently pressure filtered, and the filter cake smelted to produce doré.

For 2014, a total of 3,053,039 metric tonnes was heap leached with an average grade of 0.42 grams per tonne of gold and 12.00 grams per tonne of silver for a total of 36,561 ounces of gold and 931,641 ounces of silver produced. Metallurgical recoveries averaged 56% for gold, and 24% for silver.

Sulphide Ore

Run-of-mine sulphide ore is delivered to the crusher dump pocket from the mine by 290 tonne rear-dump–haul trucks. The crushing circuit is designed to process up to 148,000 tonnes per day of run-of-mine sulphide ore to 80% passing 159 millimetres. The crushing facility initially consisted of a gyratory crusher capable of operating at 92% utilization on a 24-hour-per-day, 365-days-per-year basis.

For 2014, a total of 39,913,128 metric tonnes of ore with an average grade of 0.65 grams per tonne of gold, 26.78 grams per tonne of silver, 0.56% zinc and 0.25% lead was processed through the sulphide plant facility, for a total of 531,188 ounces of gold, 24,875,499 ounces of silver, 329,695,200 pounds of zinc, and 152,266,344 pounds of lead produced (payable metal). Metallurgical recoveries averaged 71% for gold, 79% for silver, 80% for zinc, and 74% for lead.

Metallurgical Opportunities

Two upside opportunities have been identified, and evaluations of these opportunities are ongoing. The pre-feasibility studies for the CEP and Pyrite Leach Process were essentially complete at the end of 2014 and are undergoing internal review. A US Patent for the CEP was filed during the first quarter of 2014. The preliminary economic results continue to demonstrate the economics of these projects and their potential to increase the mine life at Peñasquito. The two projects are being integrated as they enter the feasibility study phase, which is expected to commence by the end of the first quarter of 2015 and be completed in early 2016.

Concentrate Enrichment Process

Due to the complex nature of the orebody, the lead concentrate can contain relatively high levels of copper, arsenic and antimony. Goldcorp has evaluated processes for treatment of the copper concentrate for selective removal of arsenic and antimony and is developing a process for this purpose whereby arsenic and antimony would be removed from the copper concentrate, with antimony recovered separately, and a potentially marketable copper concentrate, containing gold and silver, would be produced.

Pyrite Leach

The Peñasquito deposit contains gold, silver, lead, and zinc. Gold is primarily recovered into a lead concentrate, with recoveries typically in the 65% to 70% range. The majority of unrecovered gold is associated with pyrite, which is not recovered by the current flotation process.

To increase overall gold (and silver) recovery, an evaluation is underway to assess the economic viability of leaching a pyrite concentrate, which will be recovered from the current zinc flotation tailing. This concentrate can subsequently be ground and leached with cyanide to recover a portion of its precious metal content.

Camino Rojo Project Synergies

At the Camino Rojo Project, located approximately 50 kilometres from the Peñasquito Mine, the focus of ongoing pre-feasibility study work will continue on the evaluation of the project as a supplemental ore source to the existing Peñasquito Mine facility, in addition to a small, stand-alone oxide heap leach plant. This approach has the potential to generate the highest rate of return given the significantly lower capital costs versus building a separate processing facility at Camino Rojo Project.

Due to the positive pre-feasibility study results for the CEP and Pyrite Leach Process projects, in combination with the revised approach to the development of Camino Rojo, the focus in 2015 will be on the completion of a revised mine plan for the Peñasquito Mine that incorporates all three projects over the life of the Peñasquito Mine. The Corporation believes that this revised mine plan demonstrates strong potential to significantly increase the value of Peñasquito and materially extend its mine life.

Markets/Contracts

Goldcorp currently has an operative refining agreement with Met Mex Penoles for refining of doré produced from the Peñasquito Mine. Goldcorp’s bullion is sold on the spot market, by marketing experts retained in-house by Goldcorp. The terms contained within the sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of doré elsewhere in the world. Part of the silver production is forward-sold to Silver Wheaton.

The markets for the lead and zinc concentrates from the Peñasquito Mine are worldwide with smelters located in Mexico, North America, Asia and Europe. Metals prices are quoted for lead and zinc on the London Metals Exchange and for gold and silver by the London Bullion Market Association. The metal payable terms and smelter treatment and refining charges for both lead and zinc concentrate represent typical terms for the market and qualities produced by the Peñasquito Mine. In addition to the forward sales contract for silver production with Silver Wheaton, Goldcorp has entered into sales and collar option agreements for the base metals volumes in relation to Peñasquito Mine concentrate sales.

Taxes

The income tax rate applicable to corporations in Mexico was increased from 28% to 30% effective January 1, 2014. In addition, a tax-deductible mining royalty of 7.5% on earnings before the deduction of interest, taxes, depreciation and amortization, as well as an additional 0.5% royalty on precious metals revenue (applicable to precious metals mining companies) are effective January 1, 2014.

Environment

Various baseline studies, with respect to water, air, noise, wildlife, forest resources and waste and materials have been completed. Environmental permits are required by various Mexican Federal, state and municipal agencies, and are in place for project operations. The initial project environmental impact assessment was authorized on December 18, 2006. This initial document was prepared based on a production rate of 50,000 tonnes per day. Additional impact assessments for extensions or modifications to increase permitted capacity to 150,000 tonnes per day have been filed and approved since 2008. Reviews of the environmental permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints for the Peñasquito Mine support the declaration of Mineral Reserves.

Exploration and Development

Exploration potential remains under the current open pits, and may support underground mining; such an alternative is under consideration through planned conceptual-level engineering studies. The skarn and mantos mineralization identified at depth may also support a potential underground operation; studies are also planned to investigate this option. Currently no underground Mineral Resources or Mineral Reserves are declared. In 2014, regional geophysical surveys were carried out, and this information is currently being assimilated into a regional geology model for identification of potential exploration targets.

In 2015, exploration at the Peñasquito Mine will continue to focus on defining the copper-gold, sulphide-rich skarn mineralization located below and adjacent to the current Mineral Reserves. The skarn geologic potential model will be incorporated into the existing resource model to determine what parts of the deposit would require higher drilling density for conversion to resource. Following identification of these areas, the drilling would then commence. Drilling will also test other targets on the property.

LOS FILOS MINE, MEXICO

The Los Filos Mine is indirectly wholly-owned by Goldcorp. In operation since 2007, the Los Filos Mine consists of two open-pit mines – Los Filos and El Bermejal – and one underground mine. The open-pit operation began commercial production in January 2008. At the Los Filos Mine, Goldcorp’s gold production for 2015 is expected to be between 265,000 and 290,000 ounces.

All scientific and technical information included in the following section has been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under NI 43-101.

Property Description and Location

The Los Filos Mine is located in Los Filos mining district of central Guerrero State and the mining operations lie within the southern part of the Morelos National Mineral Reserve known as Morelos Sur. The Los Filos Mine consists of 20 exploitation concessions totalling 4,622 hectares located within the municipality of Eduardo Neri, Guerrero, Mexico. Goldcorp owns 100% of the Los Filos Mine. All of the exploitation concessions are held in the name of Goldcorp’s subsidiary, Desarollos Mineros San Luis, S.A. de C.V., and have a term of 50 years. The expiration dates vary depending on the date the concession was granted. As per Mexican requirements for grant of tenure, the concessions comprising the Los Filos Mine have been surveyed on the ground by a licensed surveyor. Mining concessions give the holder the right to mine within the concession boundary, sell the mining product, dispose of waste material generated by mining activities within the lease boundary, and have access to easements. Obligations which arise from the mining concessions include the performance of assessment work, payment of mining taxes and compliance with environmental laws. All appropriate payments have been made to the relevant authorities, and the licences are in good standing. Minimum expenditures, pursuant to Mexican regulations, may be substituted for sales of minerals from the mine for an equivalent amount.

Goldcorp has secured a total of 3,920 hectares of surface rights, and currently holds all the surface rights required for the Los Filos Mine operations, including the area of both pits, process and ancillary facilities areas, roads, services and a buffer area securing future growth and potential exploration targets. Surface rights have been secured by either acquisition of private and public land or by entering into temporary occupation agreements with surrounding communities. Agreements are typically 20 to 30 years in duration and payments are made on an annual basis, with the annual payment amount linked to the Mexican consumer price index. Currently, the temporary occupation agreements are re-negotiated every five years, and the agreements were successfully re-negotiated in 2014.

The existence in Mexico of a communal form of agrarian land ownership called “ejidos” and “comunidades agrarias” can present special challenges for surface land use. Ejidos are communal areas where individuals have surface rights to specific plots of land, but most land-use decisions must be made by the members of the ejido as a whole. Ejidos and comunidades together cover about one-half of the Mexican territory; the other half remaining is legally defined as “Pequeña Propiedad” (private property). Both property types exist in the Los Filos Mine areas: private property and “propiedad social” (ejidos and comunidades). Goldcorp has entered into temporary occupation agreements with the appropriate ejidos and comunidades, and has made and selective private property purchases to ensure the continuation of mining operations.

Current environmental liabilities are limited to those normally associated with an operating gold mine where production occurs from open pit and underground sources, including roads, site infrastructure, and heap leach, waste dumps and disposal facilities. Bonding requirements under Mexican regulatory requirements have been met.

No royalties are payable to any entity other than royalties payable to the Mexican Government. See “Taxes”. The Corporation also holds the appropriate permits under local, state and federal laws to allow for mining operations.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

From Mexico City, the Los Filos Mine can be accessed from Highway 95, a major paved highway, by turning off at the town of Mezcala onto a dirt road that leads to the mine site. Driving time to the site from Mexico City is approximately three hours. The Los Filos Mine area is also served by a network of local roads. In addition, a private airstrip services the mine site with flights to the site boarded at the Cuernavaca Airport. Flying time between the site and the Cuernavaca Airport is approximately 25 minutes.

The Los Filos Mine is located in a tropical arid zone. Average annual temperatures range from approximately 18 degrees Celsius to 26 degrees Celsius. Average annual precipitation is 590 millimetres, most of which falls in the months of June through August. Very little precipitation occurs between the months of November and April. However, the Los Filos Mine area can be affected by tropical storms and hurricanes which can result in short-term, high precipitation events. Mining operations are conducted year-round.

Goldcorp holds sufficient surface rights in the Los Filos Mine area to support the mining operations contemplated in the life-of-mine plan, including access and power line easements. The mining operations are located near established power and road infrastructure at Mezcala. The nearby communities of Chilpancingo, Iguala, and Cuernavaca are also centers for the supply of materials and mining personnel. Currently, over 1,200 persons are employed on site. Power is supplied through the local utility service, Comision Federal de Electricidad. Process and potable water for the Los Filos Mine is sourced from a large well and filtration gallery on the Rio Balsas located 1.5 kilometres west of Mezcala. The availability of power, water, communications facilities and an existing workforce supports declaration of Mineral Resources and Mineral Reserves.

The Los Filos Mine area is characterized by large limestone mountains divided by wide valleys. The slopes of the hills vary from very flat to steep slopes. Valley slopes are covered with hardwood forest while the valley bottoms are generally farmed. The maximum elevation in the Los Filos Mine area, at 1,820 metres above sea level, is the summit of El Bermejal hill. The valley of Carrizalillo lies at an altitude of 1,000 metres to 1,100 metres above sea level.

A total of 255 plant species were identified in the vicinity of the Los Filos Mine area. These species are all located outside of the mining disturbance areas and have not been impacted by the Los Filos Mine. Five plant species of commercial interest were identified in the mine site area. Fires in the area are common and have reduced the diversity of the vegetation. The current mining and construction activities have also resulted in clearing of vegetation. A total of 103 fauna species were identified in the region, most of which were birds. The Los Filos Mine area lies on a migratory route for two bird species.

History

Much of the early exploration and mining activity in the area was focused on the neighbouring Nukay claim prior to the discovery of the Los Filos Mine in 1995. The Nukay mine (the “Nukay Mine”), operated by Minera Guadalupe S.A. de C.V., is one of the earliest operations in the area, with first underground production in the period from 1938 to 1940; however, there are no production records from this period. Underground operations reopened in 1946, and continued until 1961 producing about 0.5 million tonnes at 18 grams per tonne gold. A third period of exploitation occurred from open pits commencing in 1984. There is also no production record from this period. Exploration activities completed in the period 1984 to date include geological mapping, geochemical sampling, geophysical surveys, reverse circulation and core drilling, underground, metallurgical, geotechnical and hydrological drilling, development studies, and permitting activities.

The Los Filos Mine area was only subject to sporadic prospecting through the twentieth century until Teck Corporation (“Teck”) became interested in the Nukay property in 1993 and completed an agreement with Minera Miral S.A. de C.V. which was in the process of buying out the then-owners of Minera Nukay S.A. de C.V., the holders of the Nukay licence. Minera Nuteck S.A. de C.V. was formed by Teck and Miranda Mining Development Corporation and conducted regional exploration and a drilling campaign around the Nukay operations, focusing on the potential for mineralized skarns around the targets. The discovery hole for the Los Filos deposit was drilled in August 1995.

Initial geotechnical studies were completed during the 1990s, and comprised core logging and desktop and site assessments of sub-surface conditions in the immediate vicinity of the mineralization at Los Filos and El Bermejal. Hydrological studies were completed in the same time period, to provide baseline data collection. More detailed studies were completed by independent consultants to support feasibility-level assessments. Work included geotechnical assessment of infrastructure locations such as the proposed plant, waste dump and tailings sites, groundwater exploration, hydrogeological studies, drainage assessments, and water and contaminant studies. The geotechnical models are reasonably established, and are based on drill data, rock mass classification, and stability modeling carried out during the feasibility studies. The hydrological model is based on drill data.

In 1996, work focused on the delineation of the Los Filos and Pedregal prospects; these were subsequently recognized as the one continuous deposit. In 1997, delineation drilling at the Los Filos Mine continued and a first Mineral Resource estimate was performed. Teck undertook Mineral Resource estimate updates, preliminary mining studies, and metallurgical test work between 1998 and 2002.

In November 2003, Goldcorp gained 100% ownership of the Los Filos Mine through the purchase of Miranda Mining Development Corporation and associated agreements with Teck. In 2004, additional delineation, drilling, geotechnical and environmental studies and metallurgical test work were conducted to support feasibility-level studies on the mineralization and Mineral Reserves were declared. In 2008, the Nukay Mine, which was also acquired, was integrated with the Los Filos Mine operations as the Los Filos underground mine.

The El Bermejal deposit was identified in 1989. The El Bermejal deposit was initially overlooked due to low gold grades at surface and the negative results from diamond drilling by Draco and the Mineral Resources Council (Consejo de Recursos Minerales, currently: Mexican Geological Survey). Little attention was paid to this area until 1986 when geologists from Industrias Peñoles S.A. de C.V. (Peñoles) sampled jasperoids within an extensive oxidation zone on top of Cerro Bermejal. Gold values were outlined in association with the oxide zone and jasperoids. In 1988, geophysicists recognized strong magnetic and induced polarization anomalies and in 1989, Peñoles started a detailed exploration program for bulk mineable gold deposits. Peñoles completed a Mineral Resource estimate and pre-feasibility study in 1994 that envisaged a 13,000 tonnes per day open pit and heap leaching operation.

During 2003, Wheaton River Minerals Ltd. evaluated the El Bermejal deposit and conducted a due diligence review of the project. Subsequently, a number of pits and adits were excavated to obtain bulk samples for validation of the local grade estimates and to provide representative material for metallurgical test work. On March 22, 2005, Luismin acquired the El Bermejal gold deposit from Minera El Bermejal, S. de R.L. de C.V., a joint venture between Peñoles and Newmont Mining Corporation (“Newmont”). Due diligence metallurgical studies on the El Bermejal mineralization for heap leach amenability were initiated and additional diamond core drilling conducted to support Mineral Resource and Mineral Reserve estimates, and to support open pit mining studies. In 2005, further metallurgical, geotechnical, and engineering studies were undertaken resulting in the integration of El Bermejal and Los Filos into one comprehensive proposed mining operation.

Feasibility level studies into the Los Filos, El Bermejal open pits and the Los Filos underground mine were completed between 2005 and 2007. The underground operations have been integrated with the Los Filos open pit operations, which commenced production from the Los Filos and El Bermejal deposits in 2007.

Geological Setting

Regional and Local Geology

The Los Filos and El Bermejal deposits are located in the Mezcala district in southern Mexico. They lie near the centre of a large, circular-shaped feature known as the Morelos–Guerrero Basin. The roughly circular basin is occupied by a thick sequence of Mesozoic platform carbonate rocks successively comprising the Morelos, Cuautla, and Mezcala Formations, and has been intruded by a number of early Tertiary-age granitoid bodies. The basin is underlain by Precambrian and Palaeozoic basement rocks. The Morelos Formation comprises fossiliferous medium- to thickly-bedded finely-crystalline limestones and dolomites. The lower contact is not exposed within the Los Filos Mine, but the Morelos Formation has a thickness of at least 1,570 metres near the community of Mezcala. The Cuautla Formation transitionally overlies the Morelos Formation. It comprises a succession of thin- to medium-

bedded silty limestones and sandstones with argillaceous partings and minor shale intercalations. The Mezcala Formation in turn transitionally overlies the Cuautla Formation and consists of a platform to flysch-like succession of interbedded sandstones, siltstones, and lesser shales which have been extensively altered to hornfels near intrusive contacts.

The Cretaceous sedimentary rocks and granitoid intrusions are unconformably overlain by a sequence of intermediate volcanic rocks and alluvial sedimentary rocks (red sandstones and conglomerates) which partially cover the region. The Mesozoic succession was folded into broad north–south-trending paired anticlines and synclines as a result of east-vergent compression during Laramide time. The Los Filos Mine area lies at the transition between belts of overthrust rocks to the west and more broadly-folded rocks to the east.

Regional structures include sets of northeast- and northwest-trending strike faults and fractures which cut both the carbonate sequence and the intrusive rocks. The distribution of intrusive bodies in northwest-trending belts is thought to reflect the control on their emplacement by northwest-trending faults. Regional mineralization styles comprise skarn-hosted and epithermal precious metal deposits and volcanogenic massive sulphide deposits. In Guerrero, these occur as two adjacent arcuate belts, with the gold belt lying to the east and on the concave margin of the massive sulphide belt. Both belts are approximately 30 kilometres wide and over 100 kilometres long, from northwest to southeast.

Garnet skarn predominates at the base of the deposits with traces of SiO2 (silica dioxide) grading upward to chlorite and epidote plus abundant SiO2 towards the top. Sericite is abundant, but is restricted to the apexes of the stocks. Skarn formation occurred in three stages, with late hydrothermal veining overprinting the sequence. Pervasive jasperoids typically occur associated with the late veining stage, replacing skarn and intrusive rocks and forming a silica cap.

Property Geology

The Los Filos Mine deposit includes the mineralization mined in the Los Filos/4P open pit, and the mineralization mined by underground in the Los Filos Norte and Sud underground workings that were formerly known as the Nukay deposit. The underground workings currently incorporate a number of zones, including Independencia–Subida, Diegos, Nukay, Conchita, and Peninsula. The open pit includes the Los Filos and 4P sectors. The El Bermejal deposit includes mineralization mined in the Bermejal North and South sectors, and the Guadalupe deposit. A former underground operation exploited part of the Guadalupe deposit.

In the Los Filos area, mineralization is associated with two dioritic to granodioritic composition stocks that were emplaced in carbonate rocks of the Morelos Formation. The stocks, known as East and West, are early Tertiary in age. Intrusion resulted in development of high-temperature calc-silicate and oxide metasomatic alteration (skarn) assemblages that were followed by distinct meso- to epithermal alteration. Hematite and magnetite are typical skarn minerals, but diopside which is more usually recognized in skarn assemblages, is not present. The Los Filos (Nukay) deposit formed along the north, east and southern margins of the East stock that geological evidence and argon dating have indicated is slightly older than the West stock. The differing morphology of the East and West stocks is interpreted to reflect different structural controls during emplacement. The deposit is hosted primarily by a diorite sill that dips between 20 degrees and 50 degrees to the east away from the East stock. The diorite was emplaced into a large, moderately-dipping, active structure that parallels bedding in the marble. The sill has a sigmoidal shape that starts out roughly flat at the stock, extends east at a moderate dip for about 200 metres, then thins and flattens out again at depth. Alteration associated with mineralization is extremely varied and ranges from high temperature metasomatic to lower temperature epithermal alteration.

The 4P portion of the greater Los Filos deposit comprises the El Grande, Aguita, Zona 70, and Crestón Rojo zones. Mineralization is hosted within Cretaceous-aged medium-bedded to massive fossiliferous limestone of the Morelos Formation. The carbonates were intruded by granodioritic plutons and related dioritic stocks and dike bodies, resulting in the formation of marble within the calcareous rocks and local development of calc-silicate endoskarn in the intrusive rocks. Pods of calc-silicate and iron-rich exoskarn in the marble formed along contacts. Two main outcrops of intrusive rock, termed the East and West stocks, are of particular exploration interest.

The El Grande zone is situated in the northwest part of the East stock where numerous northeast-trending inliers of carbonates lie in a complex relationship with the intrusive rocks. Gold mineralization occurs in both the intrusive and the variably altered carbonate slabs. The gold zones tend to be thin and erratic, and do not appear to correlate well from hole to hole along lithologic contacts, although the mineralization may be following low-angle structures that cross cut the wall rock slabs.

The Aguita lies along the east side of the West stock, where a thin band of iron-skarn has formed along the north–south contact between the intrusion and marble. The mineralization extent is about 200 metres along strike.

Zona 70, which lies to the northwest of Crestón Rojo, and south of La Conchita, has been combined with Crestón Rojo for the purposes of Mineral Resource estimation. Mineralization at Zona 70 occurs beneath the marble cap rock within a linear, northwest-trending ridge-like cupola of granodiorite that breaches the surface in a small, elliptical outcrop at the TNP095 drill site. Zones of beta-quartz granodiorite were noted in drilling, and likely occur along south-dipping, low-angle structures. Significant gold values are present only in the highly oxidized material. Gold is also found in the thin bands of exoskarn that follow the contact, particularly in zones showing strong late-retrograde alteration to massive iron-oxides with the introduction of significant haematitic jasperoidal silica.

At Crestón Rojo, Granodiorite extends beneath the marble cap to the south and southwest away from the East stock and under the marble that covers the area. Skarn alteration of the marble is developed along most of the intrusive contacts and ranges from ten metres to 30 metres in thickness. Virtually all of the skarn consisted of massive magnetite replacement that has subsequently been oxidized to massive iron-oxide, and much has been replaced by later jasperoidal silica. Gold mineralization is found both in the exoskarn and in the granodiorite, and is associated with the clay–sericite–silica–K-feldspar–sulphide–hematite alteration typical of mineralization in the East stock intrusive rocks. Mineralization occurs as scattered, erratic zones with no clear continuity along lithologic projections. It is likely that the mineralization follows south-dipping, low angle structures that are not readily evident in the drilling.

The El Bermejal-Guadalupe deposit geology consists of calcareous and argillaceous rocks of Cretaceous age that are intruded by granodiorite stocks of Tertiary age, forming metasomatic halos at their contacts. Tertiary volcanic rocks partly cover the area. Iron–gold mineralization is best developed at the granodiorite–limestone contacts and also within endoskarn. Endoskarn shows incipient garnetization and marmorization that decreases outwards. Thickness of the zones varies from 10 metres to 150 metres with an average of 80 metres. Mineralization extends continuously all around the apophysis of the intrusion which is approximately 600 metres in diameter. The shape of the deposit mimics a shell around the dome shape of the intrusion. Important structural controls that strike north–south and east–west, account for bends and widening of the zones at the Tajo-Mez and Contacto Norte areas.

Exploration

Exploration has been undertaken by Goldcorp, its precursor companies, or by contractors. Exploration activities on the property have included regional and detail mapping, rock, silt and soil sampling, trenching, reverse circulation and diamond drilling, ground IP geophysical surveys, mineralization characterization studies and metallurgical testing of samples. Petrographic studies and density measurements on the different lithologies have also been carried out.

Regional and detailed geological mapping was completed in a number of phases. Map scales varied from regional (1:25,000) to prospect scale (1:1,000). These are generic scales and need verification. Map results were used to identify areas of quartz veining, alteration, silicification and sulphide outcrop that warranted additional work. Soil, channel, pit, adit, underground, grab and rock sampling were used to evaluate mineralization potential and generate targets for reverse circulation and core drilling. Overall, there are over 6,900 surface channel samples and over 39,000 underground channel samples, which are stored in a database as proxy drill holes. Surface geochemical data have been superseded by the drill programs, and production data.

Two ground magnetic geophysical surveys were completed in 2007, over the Los Filos-Nukay zone, and over the Minitas area. Both surveys used 100 metre station spacing. The ground geophysical surveys were used to vector into mineralization and generate targets for drill programs.

Potential remains in the immediate vicinity of the Los Filos and El Bermejal open pits to identify additional mineralization that may support Mineral Resource estimation. The corridor from the El Bermejal south area to the Guadeleupe deposit is particularly prospective. Regionally, additional targets include the San Pablo deposit and the Xochipala prospect.

Mineralization

The deposits in the Los Filos Mine area are considered to be typical of intrusion-related gold–silver skarn deposits. Skarns develop in sedimentary carbonate rocks, calcareous clastic rocks, volcaniclastic rocks or (rarely) volcanic flows. They are commonly related to high to intermediate-level stocks, sills, and dykes of gabbro, diorite, quartz diorite, or granodiorite composition. Skarns are classified as calcic or magnesian types; the calcic subtype is further subdivided into pyroxene, epidote, or garnet-rich members. These contrasting mineral assemblages reflect differences in the host rock lithologies as well as the oxidation and sulphidation conditions in which the skarns developed.

Mineralization frequently displays strong stratigraphic and structural controls. Deposits can form along sill–dyke intersections, sill–fault contacts, bedding–fault intersections, fold axes, and permeable faults or tension zones. In the pyroxene-rich and epidote-rich types, mineralization commonly develops in the more distal portions of the alteration envelopes. In some districts, specific assemblages of reduced, Fe-rich intrusions can be spatially related to Au-skarn mineralization. Mineralization in the garnet-rich Au skarns tends to lie more proximal to the intrusions.

Deposits range from irregular lenses and veins to tabular or stratiform ore bodies with lengths ranging up to many hundreds of metres. Mineral and metal zoning is common in the skarn envelope. Gold is frequently present as micrometer-sized inclusions in sulphides, or at sulphide grain boundaries. Mineralization is either hosted by, or spatially associated with, marble formed during contact metamorphism of the carbonates. Massive magnetite, hematite, goethite and jasperoidal silica, with minor associated pyrite, pyrrhotite, chalcopyrite and native gold typically occur in the veins and metasomatic replacement bodies that developed at the contacts between the carbonates and intrusive rocks.

Drilling

Drill programs have been completed primarily by contract drilling crews, supervised by geology staff from the Los Filos Mine operator at the time. The current drill database contains 3,055 drill holes (637,096 metres), of which 1,837 (273,028 metres) are core holes, and the remaining are reverse circulation.

Reverse circulation drilling is conducted using down-hole hammers and tricone bits, both dry and with water injection. Ground water is generally absent in the marble, but minor water flow is typically present in the underlying intrusive rocks. Water flow is rarely high enough to impact the drilling, although water has to be injected to improve sample quality. Experimentation with various drilling techniques over the durations of the exploration programs led to the development of a rigorous drilling protocol in order to optimize sample quality. Some reverse circulation drilling was performed as pre-collars for core drill holes. Sample recoveries are not routinely recorded for reverse circulation holes.

Diamond drilling typically recovers HQ size core (63.5 millimetres in diameter) from surface, then reduced to NQ size core (47.6 millimetres) where ground conditions warrant. Following drilling methods tests, face-discharge bits are used for all drilling. In general, core recoveries are good, averaging around 90%. Metallurgical holes are typically drilled using PQ size core (85 millimetres).

Drill diameters for the underground operations are either NTW (56 millimetres) or HQ size, depending on the rig that is used. Although the vein and skarn orientations are variable within the Los Filos Mine area, generally drill orientations are appropriate for the style and orientation of the mineralization in the area being drilled.

Drill spacing across the deposits that have Mineral Resources estimated is at about 35 metres x 35 metres in areas with close-spaced drilling, widening to about 70 metres x 70 metres in the areas that are less well drilled. Drill spacing is wider again in the areas outside the conceptual pit outlines used to constrain Mineral Resources. Drill hole orientations range from 0 degrees to 225 degrees. Dips range between 65 degrees and 90 degrees, and are typically 90 degrees. Hole depths range from 0 metres to 600 metres and average 350 metres. Underground drilling is performed by Goldcorp personnel. Initial drill spacing’s are 25 metres x 50 metres, and tighten to a final spacing of 25 metres x 25 metres. Platform drilling is typically undertaken on a 5 metre x 5 metre spacing. Drill hole lengths vary from about 40 metres to as much as 350 metres, but typically average about 200 metres in length. In the South zone of the underground operations, the drill azimuth is usually at 180 degrees, whereas in the North zone, azimuths are commonly 0 degrees/360 degrees. Dips vary depending on the target mineralization, from 0 degrees to 90 degrees.

Los Filos Mine currently operates ten drills that drill a 6 3⁄4 inch hole diameter. Blast holes are typically spaced at 5 metres by 6 metres in ore zones, and are 6 metres deep. Drilling is normally perpendicular to the strike of the mineralization. Depending on the dip of the drill hole, and the dip of the mineralization, drill intercept widths are typically greater than true widths

Sampling and Analysis

Logging of reverse circulation drill cuttings and core utilize standard logging procedures that record lithological, mineralogical and geotechnical data. Drill collars are surveyed by mine personnel, using total station instruments. Historic drill holes were picked up as collars could be located. Initial downhole surveys were performed using acid etching; since 2003, a Reflex downhole survey instrument has been used, with surveys generally at 50 metre intervals downhole. Sample collection and handling of reverse circulation drill cuttings and core is done in accordance with industry standard practices, with procedures to limit sample losses and sampling biases. Reverse circulation samples are typically 1.52 metres. Core is sampled so as to identify lithological changes, and typically does not exceed 1.5 metre lengths. Splitting is done using a tile saw or Rockman saw when solid, or by hand with a knife or spatula when soft. Hydrasplit manual hydraulic splitters have also been used.

Sample intervals in core and reverse circulation drilling, comprising maximum of 1.5 metre and 1.52 metre intervals respectively, are considered to be adequately representative of the true thicknesses of mineralization. The sampling has been done over a sufficiently large area to determine deposit limits, and the data collected adequately reflects deposit dimensions, true widths of mineralization, and the style of the deposits. The samples are representative of the mineralization, and respect the geology of the deposits.

QA/QC measures have been undertaken since about 2000. QA/QC includes submission of standard reference materials and blanks, and re-assay of a proportion of the samples.

Sample preparation and analytical laboratories used during the exploration and delineation drilling programs on the Los Filos Mine include Bondar Clegg, Skyline and ALS Chemex (which acquired Bondar Clegg and Skyline). ALS Chemex holds ISO 17025 accreditations for selected analytical methods. ALS Chemex is independent of Goldcorp. The onsite mine laboratory is operated by SGS Laboratories and is independent of Goldcorp. The SGS Laboratories laboratory in Durango, Mexico, was the check laboratory in 2012. The laboratory has held ISO-17025 certifications for selected analytical methods since 2009. The laboratory is also independent of Goldcorp.

The sample preparation method from 2000 to 2003 comprised crushing to 75% passing 10 mesh, and then pulverizing to a minimum of 95% passing 150 mesh. In 2003, the pulverization changed to a minimum of 85% passing 200 mesh.

Since 2003, gold assays are run using a one assay-ton (30 gram) charge, with atomic absorption finish. Assays exceeding ten grams per tonne gold are re-analyzed using fire assay with gravimetric finish. Copper and silver assays are performed using a one gram charge, aqua regia digestion and atomic absorption analysis. Silver values exceeding 100 grams per tonne silver are reanalyzed using a one-ton fire assay with gravimetric finish. Approximately 2.5% of the splits from the exploration core samples are routinely re-assayed to confirm initial results and, if the check assays are at variance with the original assay, a second split sample is assayed.

Goldcorp’s quality control and data verification procedures incorporate a system of repeat assaying and blanks. One in 20 samples sent to the laboratory are identified for repeat analysis. Goldcorp introduces a blank sample immediately after the repeat sample, in other words every batch consists of 22 samples. The blank material is limestone sourced from the local river, several kilometres away from the Los Filos Mine area.

Drill sampling is adequately spaced to first define, then infill, gold and copper anomalies to produce prospect-scale and deposit-scale drill data. Drill hole spacing varies with depth. Drill hole spacing in shallow oxide mineralization is approximately 150 metres. Average drill hole spacing in the core of the deposits is about 50 metres. Drill hole spacing increases with depth as the number of holes decrease and holes deviate apart. Average spacing at the base of the ultimate reserve pits is about 25 metres and 35 metres. Sample preparation procedure is in line with industry-standard methods for gold deposits.

Data Verification

A number of check assay programs have been conducted on legacy (historic) drill samples, in 1998, 2000, and 2001. In general the programs found no particular bias, and a good correlation was noted between the original assays and the check assays. Database verification was performed in 2002, 2003, and 2006 in support of technical report preparation. No significant errors were noted. Validation checks performed by operations personnel on data used to support estimation comprise checks on surveys, collar co-ordinates, lithology data, and assay data.

A number of reverse circulation holes on Los Filos Mine have been twinned with diamond drill holes. Checks on the twin data were performed in 2002 and 2003; results indicated a reasonable agreement in picking out the mineralized zone with differences in average grades explained by nugget effect in two samples taken several metres apart in most cases.

International Mining Consultants (“IMC”), a third-party independent consulting firm, performed the open pit Mineral Resource and Mineral Reserve estimates. Since 2008, IMC have reviewed the procedures used to handle, log, and prepare samples for shipment and the QA/QC programs in place and it was determined that the current procedures are very good and there are no significant issues that would preclude the use of data in Mineral Resource and Mineral Reserve estimation. NCL Limited, a third-party independent consulting firm, performed the underground Mineral Resource and Mineral Reserve estimates. During 2012, NCL undertook a review of the QA/QC data available for the Los Filos Mine underground. No significant issues that would preclude the use of data in Mineral Resource and Mineral Reserve estimation were identified from the review.

During 2014, a third party independent consultant completed a database audit and QA/QC review for Goldcorp on Los Filos Mine surface & underground drill data between 2005 to 2014. A review of the core handling, geotechnical and geological logging practices, sample collection and shipping procedures of the Los Filos exploration department finds that these activities are performed very well and are at, or above, industry standards. Assay accuracy and assay precision as indicated by the standards and duplicates, respectively, is excellent.

The data collected from the Los Filos Mine adequately supports the geological interpretations, the analytical and database quality, and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation, and in mine planning. No sample biases are identified from the QA/QC programs undertaken and ample data collected adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposit. External reviews of the database have been undertaken in support of acquisitions, support of feasibility-level studies, in support of technical reports, and in support of Mineral Resource and Mineral Reserve estimates, producing independent assessments of the database quality. No significant problems with the database, sampling protocols, flow sheets, check analysis program, or data storage are noted.

Security of Samples

Historically, sample security was not generally practiced at Los Filos Mine during the drilling programs, due to the remote nature of the site. Sample security relied upon the fact that the samples were always attended or locked at the sample dispatch facility. Sample collection and transportation have always been undertaken by company or laboratory personnel using company vehicles. Drill samples were picked up at site by ALS Chemex, prepared to a pulp in Guadalajara, Mexico, and sent by ALS Chemex via air to the ALS Chemex analytical laboratory in Vancouver, Canada. Chain of custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory.

Assay pulps and crushed reject material are returned by ALS Chemex to Goldcorp’s core shack at the Los Filos Mine for storage. Weathering has deteriorated the integrity of individual pulps from earlier drill programs. Some pulps are stored at the Teck storage facility in Iguala. Drill core is stored in wooden-plastic core boxes on steel racks in the buildings adjacent to the core logging and cutting facilities. The core boxes are racked in numerical sequence by drill hole number and depth. Coarse rejects in plastic bags are stored in cardboard boxes on steel racks in a separate locked building. The coarse reject boxes are labelled and stored by sample number.

Entry of information into databases utilized a variety of techniques and procedures to check the integrity of the data entered. The databases are acceptable to support Mineral Resource and Mineral Reserve estimation.

Mineral Reserve and Mineral Resource Estimates

The following table sets forth the estimated Mineral Reserves for the Los Filos Mine as of December 31, 2014:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)(6)(7)(8)(9)(10)(11)

		Grade		Contained Metal
Category	Tonnes (millions)	Gold (grams per tonne)	Silver (grams per tonne)	Gold (millions of ounces)	Silver (millions of ounces)

Proven	48.77	1.07	5.71	1.67	8.95
Probable	198.42	0.80	5.04	5.10	32.16
Proven + Probable	247.19	0.85	5.17	6.77	41.11

(1)

The Mineral Reserves for the Los Filos Mine set out in the table above have been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under NI 43-101. The Mineral Reserves are classified as Proven and Probable Mineral Reserves, and are based on the CIM Definition Standards.

(2)

Mineral Reserves amenable to open pit mining are contained within Measured and Indicated Mineral Resources pit designs, and supported by a mine plan, featuring variable throughput rates depending on the pit being mined, variable metallurgical recoveries depending on geometallurgical domain, and cut-off optimization.

(3)

Mineral Reserves amenable to underground mining are contained within stope designs that have a minimum strike continuity of ten metres, and minimum mining width of three metres, and supported by a mine plan that features variable stope thicknesses depending on zone; and cut-off optimization.

(4)	Based on a gold price of $1,300 per ounce and a silver price of $22 per ounce.
(5)

The Los Filos crush-leach ore is based on an operational 0.5 grams per tonne gold cut-off grade, run of mine ore is based on a variable 0.22 grams to 0.5 grams per tonne gold operational cut-off grade that is determined by lithology. The El Bermejal Mineral Reserve is based on a 0.2 grams per tonne operational run of mine cut-off grade.

(6)	Mineral Reserves amenable to underground mining are reported based on a cut-off grade of 3.1 grams per tonne gold.
(7)

Dilution in Mineral Reserves amenable to underground mining is assigned an average grade of one gram per tonne gold and five grams per tonne silver and assumed to be 0.3 metre thickness on average for each sidewall.

(8)	Mining recovery in Mineral Reserves amenable to underground mining is variable, based on stope width and can range from 75%–100%.
(9)

Process gold recoveries for Mineral Reserves amenable to open pit mining vary from 64%–77% for crush-leach ore and from 48%–59% for run of mine ore at Los Filos; recoveries at El Bermejal vary from 53–73%. A 5% silver recovery is assumed from all geometallurgical domains.

(10)	Process gold recoveries for Mineral Reserves amenable to underground mining are estimated at 78%. A 5% silver recovery is assumed from all zones.
(11)	Numbers may not add up due to rounding.

Risk factors that can affect the Mineral Reserve estimates are: metal prices; mining and metallurgical recovery assumptions; presence of unexpected quantities of sulphide minerals encountered in the open pits that may require the mineralization being sent to waste rather than to the heap leach; geotechnical characteristics of the rock mass; effectiveness of the underground dilution assumptions; ability of the mining operation to meet the planned annual throughput rate assumptions for the process plant; and capital and operating cost estimates.

To support declaration of Mineral Reserves, Goldcorp prepares an economic analysis to confirm that the economics based on the Mineral Reserves over the mine life repays life-of-mine operating and capital costs. The mine was evaluated on an after-tax free cash flow basis.

The following table sets forth the estimated Mineral Resources for the Los Filos Mine as of December 31, 2014:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)

(excluding Proven and Probable Mineral Reserves)

		Grade		Contained Metal
Category	Tonnes (million)	Gold (grams per tonne)	Silver (grams per tonne)	Gold (millions of ounces)	Silver (millions of ounces)

Measured	11.36	2.62	11.00	0.96	4.02
Indicated	112.34	0.88	7.45	3.17	26.90
Measured + Indicated	123.70	1.04	7.77	4.13	30.91
Inferred	175.86	0.82	6.31	4.64	35.67

(1)

The Mineral Resources for the Los Filos Mine set out in the table above have been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred Mineral Resources, and are based on the CIM Definition Standards.

(2)	Based on a gold price of $1,500 per ounce and a silver price of $24 per ounce.
(3)

Mineral Resources potentially amenable to open pit mining methods are reported to variable gold cut-off grades of 0.2 grams per tonne gold for mineralization from El Bermejal and Guadalupe, and 0.22 grams per tonne gold to 0.5 grams per tonne gold for mineralization from Los Filos, 4P, and Aguita. Mineral Resources potentially amenable to underground mining are reported to a gold cut-off grade of 2.45 grams per tonne gold.

(4)	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(5)	Numbers may not add up due to rounding.

Risk factors that can affect the Mineral Resource estimates are: gold and silver price assumptions; changes in interpretations of lithological or geometallurgical domains; changes in interpretations of structural boundaries; pit slope angles and geotechnical assumptions supporting underground stope designs; changes to the assumptions used to generate the gold cut-off grades for resource declaration; changes to the search orientations, search ellipse ranges, and numbers of octants used for grade estimation; review of the Measured Resource classification criteria used at the Los Filos Mine; and the mining operation encounters more fresh sulphide material during mining operations than has been accounted for in the block models (this material, although it may have potentially economic gold grades, would be sent to waste rather than process).

Mining Operations

Mining commenced in 2007, with the first gold pour the same year. Two open pits, Los Filos and Bermejal, are currently in operation. Equipment is owner-operated, and mining is based on conventional truck-and-shovel operations. All open pit ore and waste requires blasting. Mineralization from the open pits is trucked to either the run-of-mine heap leach pad or to the crusher. Average daily production in 2014 was 62,800 tonnes. The current life-of-mine plan assumes production from open pit sources until 2033. The production rate is expected to be 21.1 million tonnes per year for the first six years and 11.7 million tonnes per year for the remaining years of a 19 year mine life. The mine plan currently contains future production that is attributed to Inferred Mineral Resources. These Inferred blocks were set to waste for the purposes of Mineral Reserve declaration. While there is reasonable expectation that some or all of the Inferred Mineral Resources can be upgraded and classified as higher-confidence Mineral Resources with additional exploration and blast hole drilling programs, Goldcorp cautions that some or all of this Inferred mineralization may not be able to be converted to higher-confidence Mineral Resource categories or eventually to Mineral Reserves.

In 1996, underground mining recommenced. Production is from two main areas and about 18 separate ore zones using a cut-and-fill mining method. Equipment is owner-operated, and mining is based on conventional jumbo–load-haul-dump–tramming operations. All ore and waste requires blasting, although a continuous mechanical mining method underwent initial testing in 2014. The testing was positive and trials will continue in 2015. Ore from the underground mine is hauled to the surface and then trucked to the stockpile of the crusher at Los Filos Mine. Average daily production in 2014 was 914 tonnes. The current life-of-mine plan assumes production from underground until 2030.

Infrastructure required to support mining activities is sufficient for the current life of mine. Construction on the leach pad continued in 2014 and is expected to be complete mid-2015. Power is supplied by Comision Federal de Electricidad and an emergency power plant was constructed during 2008 to provide back-up power for the leach pumps and gold recovery plant.

Water for the operations is sourced from a large well and filtration plant located 1.5 kilometres west of Mezcala. The water plant has access to the Rio Balsas, which is a large perennial river. Water rights were granted in 2006 by the appropriate Mexican authorities. A probabilistic water balance model has been developed for the heap leach facilities, diversion channels and process ponds. The Los Filos Mine is operated as a zero discharge system. Los Filos does not discharge process water to surface waters, and there are no direct discharges to surface waters. All wastewater from the offices, camp and cafeteria is treated in 15 wastewater treatment plants prior to discharge to the environment.

Five waste rock storage facilities are in use; three at Los Filos, and two at El Bermejal. In-pit backfill is contemplated toward the end of the mine life to reduce the mine footprint and waste haulage costs. The facilities have sufficient capacity to accommodate waste storage for the life of the mine.

Metallurgical Process

The Los Filos Mine consists of a leach facility that processes a nominal 70,000 tonnes per day of oxide ore. Mineralization from both the underground and open pit operations is classified as either low-grade or high-grade ore. If high-grade, material is sent to a crushing system, consisting of a primary and secondary crusher, and reduced to a particle size of 80% passing minus  3⁄4 inches (19 millimetres). Material is then sent to the heap leach pad via overland conveyor/stacking. If low-grade, material is sent straight to the leach pad as run-of-mine ore. Currently, there are two leach pads in operation which are divided in three sections, one for the crush ore and two for run-of-mine ore. The leachate is sent to a carbon adsorption–desorption–recovery plant, where gold enriched liquor is obtained and sent to electrowinning cells to recover a sludge containing gold, silver and some impurities. This step is followed by smelting to recover the gold–silver as doré.

Goldcorp has an operative refining agreement with Asahi Holdings (formerly Johnson Matthey) for refining of doré produced from the mine. Goldcorp’s bullion is sold on the spot market, by marketing experts retained in-house by Goldcorp. The terms contained within the sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of doré elsewhere in the world. All of the silver production is forward-sold to Silver Wheaton.

Taxes

The income tax rate applicable to corporations in Mexico was increased from 28% to 30% effective January 1, 2014. In addition, a tax-deductible mining royalty of 7.5% on earnings before the deduction of interest, taxes, depreciation and amortization, as well as an additional 0.5% royalty on precious metals revenue (applicable to precious metals mining companies) effective January 1, 2014.

PUEBLO VIEJO MINE, DOMINICAN REPUBLIC

Goldcorp holds an indirect 40% interest in the Pueblo Viejo Mine. Barrick holds the other 60% interest in, and operates, the Pueblo Viejo Mine. The Pueblo Viejo Mine, located in the Dominican Republic, is an open pit gold mine. Commercial production commenced at the Pueblo Viejo Mine in January 2013. At the Pueblo Viejo Mine, Goldcorp’s gold production for 2015 is expected to be between 420,000 and 460,000 ounces.

All scientific and technical information included in the following section has been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under NI 43-101.

Property Description and Location

The Pueblo Viejo Mine is located in the central part of the Dominican Republic on the Caribbean island of Hispaniola in the province of Sanchez Ramirez. The Pueblo Viejo Mine is 15 kilometres west of the provincial capital of Cotui and approximately 100 kilometres northwest of the national capital of Santo Domingo, in an area of moderately hilly topography, and is situated on the Montenegro Fiscal Reserve which covers an area of 4,880 hectares. The two main areas of alteration and mineralization are the Monte Negro and Moore deposits. The deposits of precious and base metals consist of high sulphidation, quartz-alunite epithermal gold and silver deposits.

PVDC is the holder of the right to lease the Montenegro Fiscal Reserve by virtue of a special lease agreement of mining rights, effective as of July 29, 2003, as amended in November 2009 and on October 5, 2013 (the “Special Lease Agreement”). The Special Lease Agreement provides PVDC with the right to operate for a 25 year period, which was triggered on February 26, 2008, with rights of renewal allowing for a total of 75 years. Under the Special Lease Agreement, PVDC is obliged to pay to the government of the Dominican Republic: income tax; a net smelter return royalty; and a net profits interest.

The second amendment to the Special Lease Agreement, which became effective on October 5, 2013, mainly covers changes to the special tax regime previously agreed in the Special Lease Agreement. The most notable modifications included: elimination of a 10% return embedded in the initial capital investment for the purposes of the net profits interest calculation; an extension to the period over which PVDC may recover its capital investment; a delay of application of net profits interest deductions; a reduction in tax depreciation rates; and establishment of a graduated minimum tax. The graduated tax rate will be adjusted up or down based on future metal prices. The agreement also includes the following broad parameters consistent with the previous terms of the Special Lease Agreement: corporate income tax rate of 25%; net smelter return royalty of 3.2%; and net profits interest of 28.75%.

PVDC holds all surface rights necessary to access and exploit the deposits. PVDC has acquired all of the permits necessary to operate the Pueblo Viejo Mine at the present time. In addition to the mine operations, by means of the second amendment to the Special Lease Agreement, the Dominican Republic granted PVDC a power concession to generate electricity for consumption by the Pueblo Viejo Mine and the right to sell excess power. Also, in March 2012, PVDC obtained an environmental permit for the Quisqueya Power Plant and a power transmission line from San Pedro to the Pueblo Viejo Mine site.

The government of the Dominican Republic remains responsible for the relocation, where necessary, of those persons dwelling in the Los Cacaos basin. Pursuant to the Special Lease Agreement, environmental remediation within the mine site and its area of influence is the responsibility of PVDC, while the Dominican government is responsible for historic impacts outside the development area and for the hazardous substances located at the Rosario Resources Corporation of New York (“Rosario”) plant site. However, agreement was reached in 2009 that PVDC would donate up to $37.5 million, or half of the government’s total estimated cost of $75 million, for its clean-up responsibilities. In December 2010, PVDC agreed to contribute the remaining $37.5 million on behalf of the government towards these clean-up activities.

In 2005, as updated in 2007, PVDC completed a feasibility study on the Pueblo Viejo Mine (the “Pueblo Viejo Feasibility Study”). An environmental and social impact assessment (“ESIA”) and environmental management plan (“EMP”) were approved by the Secretariat of State for the Environment and Natural Resources on December 26, 2006 and the environmental licence No. 0101-06 was issued in January 2007 (the “Environmental Licence”). Conditions of the Environmental License include detailed designs for tailings dams, installation of monitoring stations and submission for review of the waste management plan and incineration plant design. Other changes have been submitted to the authorities for additional facilities. The last amendment to the Environmental License was issued on November 13, 2013, which authorized the construction of an emulsion plant. An environmental license modification for project process expansion was submitted to authorities in late 2008 and approved in September 2010.

The Environmental Licence requires a compliance bond that corresponds to ten percent of the cost of the Environmental Adjustment and Management Plan (“PMAA”) defined for the operational phase. At the end of the operational phase, PVDC will provide the corresponding bond at ten percent of the total amount of the PMAA for the closure and post closure phases.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Pueblo Viejo Mine from Santo Domingo is by a four lane, paved highway, which then connects to a paved, two-lane, secondary highway at the town of Piedra Blanca, approximately 78 kilometres from Santo Domingo, the location of the main port facility.

There is a tropical climate with little fluctuation in seasonal temperatures. The average annual temperatures are 25 degrees Celsius, and temperatures range from daytime highs of 32 degrees Celsius to night time lows of 18 degrees Celsius. Annual rainfall is approximately 1,800 millimetres, with May through October typically being the wettest months. The Dominican Republic is in an area where hurricanes occur, with the hurricane season typically from August to November.

The central region of the Dominican Republic is dominated by the Cordillera Central mountain range. The Pueblo Viejo Mine is located in the eastern portion of the Cordillera Central mountain range where local topography ranges from 565 metres to approximately 65 metres above sea level. There is little primary vegetation on the Pueblo Viejo Mine site and surrounding concessions. Secondary vegetation is abundant outside of the excavated areas and can be quite dense.

The tailings storage facility is operating in the El Llagal valley approximately 3.5 kilometres south of the plant site and the progressive raising of a large rock-filled dam with an impermeable saprolite core is underway. With respect to Mineral Reserve estimates, the current mine life is constrained by tailings storage facility availability.

The Pueblo Viejo Mine is supplied electric power from two sources via two independent 230 kilovolt transmission circuits. Initial water for earthworks and construction is being supplied largely from the Maguaca River, but also from the pipeline that connects the Hondo Reservoir and the freshwater pond. The Hatillo and Hondo Reservoirs supply fresh water to the site. Reclaimed water from the tailings storage facility sites is used as a supplementary water supply under drought and flood situations. Barge-mounted pumps at the larger Hatillo Reservoir pump fresh water to the Hondo Reservoir for make-up purposes. Fresh water is then pumped to a fresh water/fire water tank at 400 metre level and a freshwater pond, and from there it is distributed throughout the site for process, fire protection, and potable needs.

History

The earliest records of Spanish mine workings at Pueblo Viejo are from 1505, although Spanish explorers sent into the interior of the island during the second visit of Columbus in 1495 probably found the deposit being actively mined by the native population. The Spanish mined the deposit until 1525, when the mine was abandoned in favour of newly discovered deposits on the American mainland. There are few records of activity at Pueblo Viejo from 1525 to 1950, when the Dominican government sponsored geological mapping in the region. Exploration at Pueblo Viejo focused on sulphide veins hosted in unoxidized sediments in stream bed outcrops.

Rosario optioned the property in 1969. As before, exploration was directed first at the unoxidized rock where sulphide veins outcropped in the stream valley and the oxide cap was only a few metres thick. As drilling moved out of the valley and on to higher ground, the thickness of the oxide cap increased to a maximum of 80 metres, revealing an oxide ore deposit of significant tonnage. In 1972, Rosario Dominicana S.A. was incorporated and open pit mining of the oxide deposits started in the Moore deposit in 1975. In 1979, the Dominican Republic Central Bank purchased all foreign-held shares in the mine. Rosario continued exploration throughout the 1970s and early 1980s, looking for additional oxide resources to extend the life of the mine.

The Monte Negro, Mejita, and Cumba deposits were identified by soil sampling and percussion drilling, and were put into production in the 1980s. With the oxide resources diminishing, Rosario initiated studies on the underlying refractory sulphide resource in an effort to continue the operation and in 1986 and 1992, feasibility studies were conducted.

Rosario continued to mine the oxide material until approximately 1991, when the oxide resource was essentially exhausted. A carbon-in-leach plant circuit and new tailings facility at Las Lagunas were commissioned to process transitional sulphide ore at a maximum of 9,000 tonnes per day. Results were poor, with gold recoveries varying from 30% to 50%. Mining in the Moore deposit stopped early in the 1990s owing to high copper content (which resulted in high cyanide consumption) and ore hardness. Mining ceased in the Monte Negro deposit in 1998, and stockpile mining continued until July 1999, when the operation was shut down. In 24 years of production, the Pueblo Viejo Mine produced a total of 5.5 million ounces of gold and 25.2 million ounces of silver.

Three companies were involved in Rosario’s attempt to find a strategic partner in 1992 and 1996: GENEL JV, Mount Isa Mines Ltd. (“MIM”), and Newmont Mining Corporation (“Newmont”). The process was never completed but each of the three companies conducted work on the property for their evaluations.

In 2000, the government of the Dominican Republic invited international bids for the leasing and mineral exploitation of the Pueblo Viejo sulphide deposits. Placer Dome was the successful bidder and the parties negotiated the Special Lease Agreement, which became effective on July 29, 2003. Placer Dome conducted regional mapping, geotechnical assessment, environmental baseline studies and exploration drilling until February 2006, when Barrick acquired Placer Dome and subsequently sold a 40% stake in the Pueblo Viejo Mine to Goldcorp.

In August 2010, the open pit pre-stripping started. A total of 2.3 million tonnes were mined in 2010, 17.4 million tonnes in 2011, 16.1 million tonnes in 2012, 15.3 million tonnes in 2013, and 14.0 million tonnes in 2014. The total ore mined between 2010 and 2014 is 41 million tonnes. In 2014, the total ore processed was 6.7 million tonnes which, based on Goldcorp’s 40% interest, produced 443,432 gold ounces for Goldcorp.

Geological Setting

Regional Geology

The Pueblo Viejo Mine is hosted by the Lower Cretaceous Los Ranchos Formation, a series of volcanic and volcaniclastic rocks that extend across the eastern half of the Dominican Republic, generally striking northwest and dipping southwest. The Los Ranchos Formation consists of a lower complex of pillowed basalt, basaltic andesite flows, dacitic flows, tuffs, and intrusions, overlain by volcaniclastic sedimentary rocks, and interpreted to be a Lower Cretaceous intra-oceanic island arc, one of several bimodal volcanic piles that form the base of the Greater Antilles Caribbean islands. The unit has undergone extensive seawater metamorphism (spilitization), and lithologies have been referred to as spilite (basaltic-andesite) and keratophyre (dacite).

Local Geology

The Pueblo Viejo member of the Los Ranchos Formation is confined to a restricted, sedimentary basin measuring approximately three kilometres north to south by two kilometres east to west. The basin is filled with lacustrine deposits that range from coarse conglomerate deposited at the edge of the basin to thinly bedded carbonaceous sandstone, siltstone, and mudstone deposited further from the paleo-shoreline. In addition, there are pyroclastic rocks, dacitic domes, and diorite dykes within the basin. The Pueblo Viejo member is bounded to the east by volcaniclastic rocks, and to the north and west by Platanal Member basaltic-andesite (spilite) flows and dacitic domes. To the south, the Pueblo Viejo member is overthrust by the Hatillo Limestone Formation.

Property Geology

Pueblo Viejo is a high sulphidation, quartz-alunite epithermal gold and silver deposit. High sulphidation deposits are typically derived from fluids enriched in magmatic volatiles, which have migrated from a deep intrusive body to an epithermal crustal setting, with only limited dilution by groundwater or interaction with host rocks. Major dilatant structures or phreatomagmatic breccia pipes provide conduits for rapid fluid ascent and so facilitate evolution of the characteristic high sulphidation fluid. Mineralization is predominantly pyrite with lesser amounts of sphalerite and enargite. Pyrite mineralization occurs as disseminations, layers, replacements, and veins. Sphalerite and enargite mineralization is primarily in veins, but disseminated sphalerite has been noted in core.

The Moore deposit is located at the eastern margin of the Pueblo Viejo member sedimentary basin. Stratigraphy consists of finely bedded carbonaceous siltstone and mudstone overlying horizons of spilite, volcanic sandstone, and fragmental volcaniclastic rocks. The entire sequence has a shallow dip to the west. The eastern margin of the sedimentary basin hosting the Moore deposit is defined by fragmental volcaniclastic rocks and non-carbonaceous sedimentary rocks. Bedding generally dips shallowly westwards (less than 25 degrees) but locally, steep faults with north-northeast and north-northwest strikes have rotated bedding into steep orientations. The north-northeast faults appear to link with a north-northwest trending fault that controls the eastern margin of the Moore dacite porphyry and is a boundary to a gold-bearing pyrite vein zone at North Hill. The westward-dipping thrust and bedding plane faults offset pyrite veins with only minor displacement evident. The faults are associated with an intense cleavage and bedding-parallel quartz veins with gold mineralization. In the Moore deposit, silica and kaolinite are more common in the upper parts of the system. In the now depleted oxide mineralization, silicification was closely associated with gold mineralization and caused mineralized zones to form hills with relief of about 200 metres. Locally, veins and masses of pyrophyllite cut the jasperoid bodies.

The Monte Negro deposit is located at the northwestern margin of the sedimentary basin. Stratigraphy consists of inter-bedded carbonaceous sediments ranging from siltstone to conglomerate, interlayered with volcaniclastic flows. These volcaniclastic flows become thicker and more abundant towards the west. In the eastern part of the Monte Negro deposit area, the bedding dip is shallow to the southwest; in the west, the dip is shallow to the northwest. The Monte Negro Sediments overlie a horizon of spilite and spilite-derived conglomerate. The conglomerate consists of pebble to boulder size clasts of spilite that are often silicified and a light pink colour. Silicification is likely volcanogenic, occurring prior to the sedimentation of the basin. The conglomerate horizon represents either a basal conglomerate channelled into the margin of the basin or a reworked, brecciated flow top of the spilite below. The horizon ranges in thickness from tens of metres to non-existent and is likely filling channels in the uneven spilite surface below. In Monte Negro, silica and kaolinite are more abundant in the upper portions of the deposit, and a silica cap is present. Silicification is more widespread at Monte Negro and not as closely associated to gold mineralization. Regardless, gold content is typically higher in silicified or partially silicified (quartz-pyrophyllite) rock.

Exploration

The main components of PVDC’s 2006 exploration program, were data compilation and integration, rock sampling and pit mapping, alteration studies, geophysical surveys (induced polarization pole – dipole and ground magnetic readings), geochemical surveys and diamond drilling. The 2006 program allowed better definition of deposit geology and significantly increased the amount of ounces in both Moore and Monte Negro deposits. The 2007 exploration program resulted in the discovery of new deeper mineralization on the east side of Monte Negro and additional mineralization in the west part of the Moore pit. In 2008, definition drilling was carried out to increase resources at Monte Negro North and between the Moore and Monte Negro pits. In 2009, PVDC undertook a major re-logging program of all historical drill core, carried out detailed geological mapping of pits and construction excavations, and reinterpreted the geological models underpinning Mineral Resource and Mineral Reserve estimates. From 2010 to 2013, PVDC continued the geological mapping of the pit and construction excavation, and also undertook a close-spaced reverse circulation grade control drilling program for Phase 1 pit designs in the Moore and Monte Negro open pits.

In 2014, the focus of reverse circulation drilling was on the exploration of the Cumba and Monte Oculto Norte targets totaling 25 holes and 3,214 metres.

Mineralization

The Pueblo Viejo deposits are classed as high sulphidation, epithermal gold and silver of the quartz-alunite style. They are characterized by veins, vuggy breccias and sulphide replacements ranging from pods to massive lenses, occurring generally in volcanic sequences and associated with high-level hydrothermal systems. Acid leaching, advanced argillic alternation, and silicification are characteristic alternation styles. Grade and tonnage varies widely. Pyrite, gold, electrum and enargite/luzonite are typical minerals and minor minerals include chalcopyrite, sphalerite, tetrahedrite/tennantite, galena, marcasite, arsenopyrite, silver sulphosalts, and tellurides.

There were three stages of advanced argillic alteration associated with precious metal mineralization. The third stage of mineralization occurred when hydro-fracturing of the silica cap produced pyrite-sphalerite-enargite veins with silicified haloes. Individual stage three veins have a mean width of four centimetres and are typically less than ten centimetres wide. Exposed at the surface, individual veins can be traced vertically over three pit benches (30 metres). Veins are typically concentrated in zones that are elongated north-northwest and can be 250 metres long, 100 metres wide and 100 metres vertical. Stage three veins contain the highest precious and base metal values and are more widely distributed in the upper portions of the deposits. The most common vein minerals are pyrite, sphalerite, and quartz with lesser amounts of enargite, barite, and pyrophyllite. Trace amounts of electrum, argentite, colusite, tetrahedrite-tennantite, geocronite, galena, siderite and tellurides are also found in veins.

Gold is intimately associated with pyrite veins, disseminations, replacements, and layers within the zones of advanced argillic alteration. Gold values generally are the highest in zones of silicification or strong quartz-pyrophyllite alteration. These gold-bearing alteration zones are widely distributed in the upper parts of the deposits and tend to funnel into narrow feeder zones. Gold occurs as native gold, sylvanite (AuAgTe4), and aurostibnite (AuSb2). The principal carrier of gold is pyrite where the sub-microscopic gold occurs in colloidal-size micro inclusions (less than 0.5 micrometres) and as a solid solution within the crystal structure of the pyrite. Silver content tends to correlate gold content and silver has a strong association with stage three veins, where it occurs in a variety of minerals. Most copper occurs as enargite hosted in stage three veins and only trace amounts of chalcocite and chalcopyrite have been recorded. The majority of zinc occurs as sphalerite, primarily in stage three veins and, to a lesser extent, as disseminations. Lead minerals include galena, geocronite, boulangerite, and bournonite, most of which are present as fine inclusions or within fractures in pyrite, sphalerite, and enargite. Elevated lead values were found in the structural feeder zone in the Moore deposit and lead may provide clues on where to search for other feeder zones.

The Moore Deposit

Pyrite-rich, gold-bearing veins at the Moore deposit have a mean width of four centimetres and are steeply-dipping with a trend commonly north-northwest. Secondary pyrite vein-sets trend north-south and north-northeast.

Thinly bedded carbonaceous siltstones and andesitic sandstones in the West Flank dip shallowly westwards. Dips increase towards the west where north-trending thrusts displace bedding. Pyrite and limonite-rich veins with gold mineralization are sub-vertical and trend commonly north-northwest. Quartz veins with gold trend northwest oblique to the pyrite veins have a similar strike to the interpreted contact with the overlying Hatillo limestone. They also occur as tension-gash arrays in centimetre-scale dextral shear zones that trend north-northwest. Two main north-northeast faults were mapped across the West Flank, sub-parallel with the Moore dacite porphyry contact.

Bedding to the north of the Moore dacite porphyry dips shallowly westwards. There are three steep-dipping, gold-bearing, pyrite-rich vein sets: northwest, northeast and north south. Northwest trending veins generally contain enargite and sphalerite, while northeast trending veins are more pyrite ± pyrophyllite rich. The average vein width is 3.5 centimetres.

The Monte Negro Deposit

Pyrite-rich veins with gold mineralization are sub-vertical and have bimodal trends, which are interpreted to form conjugate sets. The mean width is two centimetres. The north-northwest trending set is sub-parallel to the strike of bedding and fold axes. Enargite and sphalerite-bearing veins with gold dominantly trend north-northeast and have a mean width of three centimetres. The combination of vein trends forms a high-grade gold zone (Vein Zone One) which extends 500 metres north-northwest, and is 150 metres wide and up to 100 metres thick between the F5 Fault to the east and the Main Monte Negro Fault to the west. The fault pattern is dominated by steep north-northwest trending faults sub-parallel to the dominant pyrite vein set. The main Monte Negro Fault is a 25 metre by 500 metre zone of silicification, brecciation, mineralization, folding, and faulting.

Close to the interpreted Monte Negro Fault, bedding dips more westerly and strikes north-northwest. Mineralized veins at the Monte Negro South Zone are relatively pyrite-poor, sphalerite-rich, and wider (five centimetres to six centimetres). The veins are sub-vertical and trend northwest. The episodic vein fill demonstrates a clear paragenesis (massive pyrite-enargite-sphalerite-grey silica). Shallow-dipping bedding and sub-vertical sphalerite-silica veins on the southern margin of Monte Negro South are cut by a westerly-dipping thrust and the fault dips 35 degrees. The main zone of gold mineralization that results from this combination of structures extends for approximately 150 metres along the West Thrust Fault.

The primary controls on the geometry of the gold deposits at the Pueblo Viejo Mine are strong quartz-pyrophyllite alteration and quartz-pyrite veining along sub-vertical structures and stratigraphic zones. The veins are tens of centimetres wide but are most commonly less than two centimetres wide. Narrow veinlets occur along bedding planes and along fracture surfaces. These veins are commonly highly discordant to bedding but locally branch out along shallow-dipping bedding planes, linking high angle veins in ladder-like fashion without obvious preferred orientations. These veins served as feeders to the layered and disseminated mineralization that occurs in shallower levels in the deposit. The result is composite zones of mineralization within fracture systems and stratigraphic horizons adjacent to major faults that served as conduits for hydrothermal fluids. The outer boundary of advanced argillic alteration, combined with lithological and veining zones were used to generate domains for Mineral Resource estimation.

Drilling

Drilling campaigns have been conducted by most of the participating companies over the years. Overall, at least 3,726 drill holes totalling 293,105 metres have been drilled on the property from the 1970’s to 2014.

Drill pads are located using GPS or surface plans where the GPS signal is weak. After completion, the drill hole locations are surveyed in Universal Transverse Mercator coordinates by a professional surveyor, and translated into the mine coordinate system, and entered into the drill hole database. Two or three down-hole surveys are completed in all drill holes. Surveys are spaced every 60 metres to 75 metres, and deviation of the drill holes is minimal.

In 2007, drilling resulted in the discovery of new deeper mineralization on the east side of Monte Negro and additional mineralization in the west part of the Moore pit. During 2008, PVDC drill programs targeted definition drilling on open mineralization at Monte Negro North, definition drilling between the Moore and Monte Negro pits and geotechnical drilling to define pit slope parameters. In addition, diamond drill holes were drilled into the limestone areas to assist in the definition of limestone quality for construction and processing purposes. In 2010, PVDC undertook a close-spaced, reverse circulation, grade control drilling program for phase one pit shells in the Moore and Monte Negro open pits.

Geotechnical and water management drilling at the Pueblo Viejo Mine was completed from 2001 to 2010 by BGC Engineering Inc. (“BGC”), an international consulting firm specializing in geotechnical and water resources engineering. Water Management Consulting (“WMC”) drilled some drill holes in 2003 and 2004. The BGC and WMC holes from 2001 to 2010 are mostly short holes and have been excluded from the Mineral Resource estimate because they were not assayed.

In 2014, there were 17 vertical piezometer holes drilled totaling 3,111 metres, under the supervision of the hydrogeology group. These holes were sampled, however there were no specific geological targets used for water wells and piezometers.

Sampling and Analysis

Sample intervals are normally two metres, but are shortened at lithological, structural, or major alteration contacts. Three metre samples are used in non-mineralized zones. Core logging is performed by geological technicians and includes photographic records and appropriate record keeping, and the core is cut into halves using a core saw prior to sampling. The entire second half of core is kept for records and future metallurgical test work, and the other half is placed in sample bags and numbered. Since mid-2010, sub-samples are prepared on-site and the pulverized samples are sent to Acme Analytical Laboratories Ltd. in Santiago and ALS Chemex Labs Ltd. in Peru.

PVDC currently requests gold assays by fire assay with atomic absorption on 30 gram aliquots and gravimetric finishes for all assays exceeding ten grams per tonne of gold. Silver and zinc values are analyzed using aqua regia digestion method and atomic absorption finish. A 35-element inductively coupled plasma atomic emission spectroscopy analysis is done on all samples. Sulphur and carbon are assayed by LECO furnace. The PVDC laboratory does periodic sieve checks as part of its internal quality control procedures. The reverse circulation grade control samples were mostly sent to ALS Chemex in Lima up until early 2013, when the Pueblo Viejo Mine began assaying the samples directly at the PVDC laboratory. The main difference is that the PVDC laboratory uses a 15 gram aliquot compared to 30 gram at ALS Chemex.

The QA/QC procedures in place since 2007 consist of the introduction of blanks, standards (commercial and custom), core duplicates, coarse duplicates and cleaning blanks into the sampling process. Each batch is submitted with 76 samples, of which two are blanks, two to three are standards, two are core duplicates, two are coarse duplicates, and seven are cleaning blanks. The PVDC geology department currently inserts four certified reference materials, four field duplicates, and four blanks into each batch of 60 samples. This is in addition to the twelve internal control samples inserted by the PVDC laboratory, which include four certified reference materials, two coarse preparation blanks, two reagent blanks, two duplicates, and two replicates. Consequently, 40% of the samples in each batch of 60 samples are quality control samples.

Since August 1, 2007, PVDC has been sending approximately five percent of the pulps to a secondary laboratory. The ACME on-site preparation facility carried out regular granulometric control tests on approximately three percent of the crushed and pulverized material. The results were monitored by ACME and PVDC personnel. The PVDC laboratory has continued this practice and these results are included in monthly QA/QC reports. Monitoring is undertaken on a batch by batch basis. Any check results that falls outside the established control limited is re-assayed if the cause is not the result of a sample number switch.

Barrick reviewed assays for MIM, GENEL JV, Rosario and Placer Dome drilling in both the Moore and Monte Negro deposits. In general, it found reasonable agreement of the orientation, tenor, and thickness of mineralization between drilling campaigns in both deposits where MIM, GENEL JV, Rosario, and Placer Dome drill holes cross. Histograms of the historical drilling campaigns show that the diamond core drilling from all campaigns except PVDC compare well with the global distribution. The PVDC drilling was targeted at the periphery of the existing mineralization so that overall lower grades would be expected. The reverse circulation and rotary drilling compare well also, with the exception of the Placer Dome rotary holes which are biased high and were possibly preferentially drilled in shallow high grade areas to better delineate early production. The information from these holes should have been removed from the database, but this does not constitute a material issue. Approximately 2.5% of the Rosario data have been verified against original documents. The Rosario core, reverse circulation and some rotary data are generally reliable and those that are considered to be of questionable validity have not been used in resource estimates. As noted earlier, most of the shallow Rosario drill holes were drilled in oxide areas now mined out and have virtually no influence on sulphide Mineral Resource estimates. GENEL JV and Placer Dome data have been verified and are considered reliable. MIM data has not been verified against original documents and there is some risk involved with using that data. On the basis of comparisons between mineralized intersections in MIM holes and those in nearby Placer Dome holes, the risk of using the MIM data is considered to be acceptable. Placer Dome data has been verified against original documents and is considered to be reliable.

Drilling data is acceptable for the purpose of overall Mineral Resource and Mineral Reserve estimation and economic assessments. Some of the data may result in minor inaccuracies in local estimates.

Security of Samples

Prior to making geotechnical measurements, the entire core interval is removed from the core box and placed in a long trough made of angle-iron. The fractures in the core are lined up, and artificial fractures are identified. This process allows the technician to mark the orienting line on the core for a better estimate of core recovery. The core is cut in half and the entire second half of core is kept for records and future metallurgical testwork. The archived half of the core is stored on site for future reference in suitable storage conditions. The sampled half is placed in plastic sample bags marked with the appropriate sample number and sealed with a numbered security tag. Since mid-2010, PVDC has been preparing the sub-samples on-site and sending the pulverized samples to commercial laboratories. The reverse circulation grade control samples were mostly sent to ALS Chemex in Lima up until early 2013 when the mine began assaying the samples directly at the PVDC laboratory. Goldcorp considers sample security to be adequate and to meet industry standards.

Mineral Reserve and Mineral Resource Estimate

The following table sets forth the estimated Mineral Reserves for Goldcorp’s 40% interest in the Pueblo Viejo Mine as of December 31, 2014:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)(6)

		Grade			Contained Metal
Category	Tonnes (millions)	Gold (grams per tonne)	Silver (grams per tonne)	Copper (%)	Gold (millions of ounces)	Silver (millions of ounces)	Copper (millions of pounds)

Proven	18.16	3.18	22.93	0.09	1.85	13.38	38
Probable	40.19	3.37	19.74	0.12	4.36	25.50	104
Proven + Probable	58.35	3.31	20.73	0.11	6.21	38.89	142

(1)

The Mineral Reserves for Pueblo Viejo Mine set out in the table above have been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under NI 43-101. The Mineral Reserves are classified as Proven and Probable Mineral Reserves, and are based on the CIM Definition Standards.

(2)	No cut-off grade is applied. Instead the profit of each block in the Mineral Resource is calculated and included in the Mineral Reserve if the value is positive.
(3)	Mineral Reserves are estimated using an average long-term price of $1,100 per ounce of gold, $17.00 per ounce of silver and $3.00 per pound of copper.
(4)	100% mining recovery and no dilution.
(5)	Numbers may not add up due to rounding.
(6)

Goldcorp is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other modifying factors that could materially affect the Mineral Reserve estimate.

The following table sets forth the estimated gold, silver and copper Mineral Resources for Goldcorp’s 40% interest in the Pueblo Viejo Mine as of December 31, 2014:

Measured, Indicated and Inferred Gold, Silver and Copper Mineral Resources (1)(2)(3)(4)(5)(6)(7)(8)

(excluding Proven and Probable Mineral Reserves)

		Grade			Contained Metal
Category	Tonnes (millions)	Gold (grams per tonne)	Silver (grams per tonne)	Copper (%)	Gold (millions of ounces)	Silver (millions of ounces)	Copper (millions of pounds)

Measured	1.46	2.88	18.18	0.12	0.13	0.85	4
Indicated	48.38	2.61	15.17	0.08	4.07	23.60	89
Measured + Indicated	49.83	2.62	15.26	0.08	4.20	24.45	93
Inferred	1.33	2.51	21.22	0.02	0.11	0.91	1

(1)

The Mineral Resources for Pueblo Viejo Mine set out in the table above have been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under NI 43-101. The Mineral Resources are classified as Measure, Indicated and Inferred Mineral Resources, and are based on the CIM Definition Standards.

(2)	Mineral Resources are estimated based on an economic cut-off value.
(3)	Mineral Resources are estimated using a long-term price of $1,400 per ounce of gold, $19.00 per ounce of silver and $3.50 per pound of copper.
(4)	A minimum mining width (block size) of 10 metres was used.
(5)	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources do not have demonstrated economic viability.
(6)	Mineral Resource contained in reserve pit excluded due to tailings storage facility capacity constraint.
(7)	Numbers may not add due to rounding.
(8)

Goldcorp is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other modifying factors that could materially affect the Mineral Resource estimate.

Metallurgy

The Pueblo Viejo ore is refractory and consists primarily of gold and silver intimately associated with pyrite that occurs as encapsulated sub-micron particles and in solid solution. As a result, there is a requirement to chemically break down the pyrite to recover the precious metals. In addition, there are cyanide consuming minerals and preg-robbing carbonaceous material in some ores. Pyrite and sphalerite are the two main sulphide minerals, both occurring in veins and disseminated within the host rock. Using lithological and mineralization criteria, five metallurgical ore types have been defined, including two for the Moore deposit and three for the Monte Negro deposit. The main criterion used to define metallurgical domains is carbon content, i.e., separating carbonaceous rocks from lower carbon-content rocks in each deposit.

Pressure oxidation (“POX”) of the whole ore followed by carbon-in-leach cyanidation of the autoclave product will recover 88% to 95% (average 92.9%) of the gold and 86% to 89% (average 87.1%) of the silver. The efficient and trouble-free operation of the POX circuit relies heavily on maintaining relatively constant sulphur content in the autoclave feed. Studies showed that there are wide variations in the sulphur content of the ore as the blocks are mined sequentially. The variation in sulphur grade ranges from 3% to 20% sulphur and generally between 5% and 10%. Blending of ores prior to crushing is carried out.

Mining and Processing Operations

The Pueblo Viejo Mine consists of two open pits: Moore and Monte Negro. Mining operations are undertaken by a conventional truck and shovel method. Mine development began in August 2010 and current mine activity is in the Monte Negro and Moore pits. Commercial production began in January 2013 and the ramp-up to commercial production was achieved on January 1, 2014. Higher grade ore is processed in the early years, while lower grade ore is stockpiled for later processing in order to maximize project economics. The ore stockpiles are classified as high grade, medium grade and low grade material. As at December 31, 2014, the total ore on stockpile was 39.6 million tonnes and will reach the maximum of approximately 80 million tonnes by 2023. The waste to ore ratio is 1.5:1.0 for the final pit design excluding stockpile.

The pit stages have been designed to optimize the early extraction of the higher grade ore. Notwithstanding, the driver of the mine schedule is the sulphur blending requirement. Sulphur grade is as important as the gold grade, because the metallurgical aspects of the processing operation, the recoveries achieved, and the processing costs, all strongly depend on a very consistent, low-variability sulphur content in the plant feed. The combination of direct feed and stockpile re-handle is the current short term blending strategy of the Pueblo Viejo Mine.

Potentially acid generating waste rock from the Moore and Monte Negro pits is hauled to the El Llagal tailings area, and is submerged in the tailings facility. The total storage capacity of the tailings storage facility is for 279 million cubic metres of waste material (waste volume). The methodology used by PVDC for pit limit determination, cut-off grade optimization, production sequencing and scheduling, and estimation of equipment/manpower requirements is in line with standard industry practices.

The processing method requires a significant amount of slurry and lime derived from high quality limestone. The limestone tonnage required, with acceptable quality, has been located in the vicinity of the Pueblo Viejo Mine. Ground limestone and lime are required to neutralize acidic liquors and to control the pH in the carbon in leach circuit. The limestone plant consists of primary crushing and screening, grinding, calcining, and lime slaking.

The ore processing rate and the nominal plant capacity is set at 24,000 tonnes per day of refractory ore. It consists of the following unit operations: primary crushing; semi-autogenous grinding and ball mill grinding with pebble crushing; POX; hot curing; counter-current-decantation washing; iron precipitation; copper sulphide precipitation and recovery; neutralization; solution cooling; lime boiling for silver enhancement; carbon-in-leach circuit; carbon acid washing, stripping and regeneration; electrowinning; refining; cyanide destruction; tailings disposal; tailings effluent and acid rock drainage treatment; and limestone crushing, calcining and lime staking. The processing rate is flexible passed on the sulphur content of the ore and will not always achieve 24,000 tonnes per day since the average sulphur grade of the reserves varies.

The Pueblo Viejo Mine is supplied electric power from two sources via two independent 230 kilovolt transmission circuits. A 215 megawatt Wartsila combined cycle reciprocating engine power plant together with an approximately 100 kilometre transmission line connects the plant to the Pueblo Viejo Mine site. The power plant is located near the port city of San Pedro de Macoris on the south coast and will provide the long-term power supply for the Pueblo Viejo Mine. The plant is dual fuel and is currently operated on heavy fuel oil (“HFO”) with the capability to convert to liquefied natural gas (“LNG”) in the future if a supply becomes feasible. The HFO is delivered at an existing HFO off-loading facility in the harbor at San Pedro and delivered to the plant by an eight kilometre fuel pipeline.

The Hatillo and Hondo Reservoirs supply fresh water to the site. Reclaimed water from tailing storage facilities is used as a supplementary water supply under drought and flood situations. The potable water is a treated system.

Gold, silver, and copper are the principal commodities at the Pueblo Viejo Mine and are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. The Pueblo Viejo Mine is a large modern operation and Barrick and Goldcorp are major international firms with policies and procedures for the letting of contracts. The contracts for smelting and refining are normal contracts for a large producer. There are numerous contracts at the mine including project development contracts to provide services to augment Barrick’s efforts.

Mine development is designed to treat the majority of surface water that has been impacted by historical mining activity, and to control water quality during mine operation and post closure so that the water released to the receiving environment will meet water quality standards established by the Dominican Republic government and the World Bank. The process treated water is discharged to the Margajita River. The point for water quality monitoring is the outfall of the Effluent Treatment Plant. A secondary point located at the confluence of the Margajita River and the Hatillo Reservoir serves as a reference point for a better understanding of water quality interaction of discharged water and the reservoir. Within the PVDC development area, two dams were constructed to collect and store acid rock drainage contaminated water prior to treatment. Contaminated water from the proposed mining areas is captured at Dam 1, located in the headwaters of Arroyo Margajita. Acid rock drainage runoff from the low grade ore stockpile area is captured at Dam 3 adjacent to the Moore pit in the upper Mejita drainage. Water levels behind Dam 1 and Dam 3 are maintained at the lowest possible level at all times to provide sufficient storage for the calculated 200 year return period storm event. The pond behind Dam 1 is designed with a geomembrane liner to limit seepage. Both dams are constructed with spillways designed to pass the probable maximum flood resulting from the 24-hour probable maximum precipitation.

Acid rock drainage studies confirmed that historic mining and current acid rock drainage generation within the mine site had severely impacted the surrounding area. EnviroGold Limited is developing an operation for re-treating Las Lagunas tailings. PVDC built a water treatment plant larger than would otherwise be required for mining operations. It is understood that the Las Lagunas project area would become the responsibility of the Dominican government on completion of the Pueblo Viejo Project and that no liability should fall to PVDC. However, because of the proximity of the area to PVDC’s operations and the uncertainty of the political and social environment in seven or more years’ time, there is some risk that PVDC may become involved. Any involvement should not represent a material risk to the Pueblo Viejo Mine.

PVDC plans to progressively reclaim the mine site as sections of the site become available. The design of the mine closure plan considers a number of interrelated components. Among these are legal and other obligations, closure objectives, environmental and social considerations, technical design criteria, closure assumptions, health and safety hazards, and relinquishment conditions. The overall, long term post-closure land use objective for the site is to return it to a self-sustaining condition suitable to support pre-mining land use activities such as small scale agriculture, hunting, and artisanal forestry.

Taxes

The Pueblo Viejo Mine is subject to a negotiated special tax regime made law through the Special Lease Agreement ratified by the Dominican Republic government. The mine is subject to a 25% income tax rate, a 28.75% net profits interest (the tax base determined after deducting income taxes paid but before interest expense) and a 3.25% net smelter royalty. The net smelter royalty is treated as an operating cost for accounting. Therefore, assuming no interest expense, the effective income tax rate becomes 46.56% (28.75% NPI plus ((1-.2875)X 25%)). A minimum tax is applicable if the total of the income tax, net profits interest, and net smelter royalty do not total an agreed minimum per the Special Lease Agreement. In general the Pueblo Viejo Mine does not expect to pay minimum tax in future, but this may change if commodity prices or operating costs vary significantly from the current plans.

CERRO NEGRO MINE, ARGENTINA

The Cerro Negro Mine is indirectly wholly-owned by Goldcorp. The Cerro Negro Mine is an underground operation located in southern Argentina and a cornerstone of the Corporation’s portfolio. The property contains several high grade vein structures including Eureka, Mariana Central, Mariana Norte, San Marcos, Bajo Negro and Vein Zone. The Cerro Negro Mine achieved commercial production on January 1, 2015. At the Cerro Negro Mine, Goldcorp’s gold production for 2015 is expected to be between 415,000 and 465,000 ounces.

All scientific and technical information included in the following section has been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under NI 43-101.

Project Description and Location

The Cerro Negro Mine contains six known major mineralized zones, including Bajo Negro, Eureka, Mariana Central and Mariana Norte, San Marcos and Vein Zone and is located about 345 kilometres by road southwest of Comodoro Rivadavia in the Province of Santa Cruz. The Cerro Negro Mine is held in the name of Oroplata S.A. (“Oroplata”), an indirectly wholly-owned subsidiary of Goldcorp, and consists of ten mining leases (“minas”) totalling 21,548 hectares, and three exploration licence applications (“cateos”), covering 5,338.8 hectares. A thin gap 20 metres wide by 3,000 metres long currently exists internal to the tenements and Goldcorp has initiated the process required to eliminate the gap. Tenure for minas is indefinite, providing that annual payments are made in February and July each year. Until granted, there are no expiry dates for cateos.

The tenements lie on parts of five estancias (farms), respectively Cerro Negro, El Retiro, La Unión, Mariana and Los Tordos. Goldcorp has access and occupation agreements with the owners of the Cerro Negro, El Retiro, La Unión and Los Tordos estancias in force allowing access to ground that is not controlled and allowing exploration activities to be conducted. From 2006 to 2010, Andean purchased the surface title to about 11,100 hectares of the Cerro Negro, Mariana and Los Tordos estancias that overlay deposits and adjacent prospects.

Newcrest Mining Ltd. has a royalty of $1 million in the event that a proven ore reserve (as defined by JORC) of greater than one million ounces of gold is delineated and that the constructed plant has achieved 80% of its designed operating capacity for ten consecutive days. A royalty of three percent will be payable to the Province of Santa Cruz. In addition, there is a Provincial Sustainability Fund royalty of up to one percent net smelter return and a Municipality Sustainability Fund royalty of 1% of net earnings.

Environmental liabilities are limited to those that would be expected to be associated with a project that is in the development phases, and includes an exploration decline and associated infrastructure, roads, and exploration drill pads. An environmental impact report has been lodged for the Cerro Negro Mine and is updated annually. On December 13, 2010, the Santa Cruz Province approved the environmental impact assessment for development and production, based on the 2010 feasibility study completed by Andean. In December 2011, the Cerro Negro Mine received approval of an amended Environmental Impact Assessment (“EIA”) by the Provincial authorities in Santa Cruz province. The approval of the amended EIA permits construction of the plant with throughput increased from 1,850 tonnes per day to 4,000 tonnes per day and the concurrent mining of three veins: Eureka, Mariana Central and Mariana Norte.

A new EIA amendment will be required for a proposed airfield and the appropriate authorization is expected to be filed in the near term. Goldcorp has obtained and expects to maintain the appropriate permits under local, state and federal laws to allow mining operations. Goldcorp has ensured that the current exploration activities are also appropriately permitted. Goldcorp has obtained a fiscal stability certificate for all federal taxes as of October 13, 2011. Due to the current devaluation process and limited access to foreign reserves in Argentina, the Central Bank regulates the foreign exchange rate and the conversion of Argentine pesos to U.S. dollars.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Vehicle access to the Cerro Negro Mine takes approximately 1.5 hours from Perito Moreno. Within the Cerro Negro Mine, a network of internal gravel roads services the various prospecting and exploration sites. Principal access to the Cerro Negro Mine is via a newly constructed road, approximately 45 kilometres in length from the Construction Site / Plant area to the east to Highway 39, on land owned by Goldcorp.

The Cerro Negro Mine is located in the arid to semi-arid Patagonian Region of Argentina. The site is affected by strong, persistent westerly winds, particularly in the warmer months and average annual temperature is 7.7 degrees Celsius. The average annual rainfall is 172 millimetres. Mining activity is planned to be conducted year-round. Road access can occasionally be curtailed or temporarily slowed for short periods if exceptionally heavy snowfall occurs.

Construction of the Cerro Negro Substation and construction of the high voltage power line and the ET Aike Substation, which connects the Cerro Negro Substation to the national grid, were completed in 2014. Energization of the Cerro Negro and ET Aike Substations was completed and permanent power from the national grid was achieved on February 2, 2015 following completion of commissioning by Transpa, the Argentine power transportation authority.

Water for potable and industrial use at Cerro Negro is supplied from bored wells, at various locations. The water quality from the wells is to potable standard and does not require any treatment other than filtration, although water is treated by reverse osmosis to further enhance the quality. The Cerro Negro Mine has no formal settlements within its boundaries and the closest towns are Perito Moreno (population 4,200), located approximately 75 kilometres by road, and Las Heras (population 12,206), located 107 kilometres to the northeast, which can provide basic services. Most supplies and services are sourced from Caleta Olivia, Comodoro Rivadavia or Buenos Aires. There is an available workforce that requires training. Power will be supplied from a grid connection and the Cerro Negro Mine will have an installed maximum power demand of approximately 30 megawatts originally planned for 2014. Implementation delays have pushed the expected completion into the first quarter of 2015. Water supply to the process plant and infrastructure is provided from bored water wells located in the valley adjoining the plant site and tailing water is recycled. Transport of doré is through Comodoro Rivadavia and Buenos Aires to the final refinery destination.

The Cerro Negro Mine lies on the Deseado Massif. Topography is generally gently rolling with a few deeply incised valleys. Elevations range between 300 metres above sea level and 600 metres above sea level. Low scrub bushes and grass that are typical of areas with a harsh climate and poor soils constitute the vegetation in the area.

History

Gold mineralization was first recognized in the Cerro Negro Mine area in 1992. Minera Newcrest Argentina S.A. (“Newcrest”) undertook a reconnaissance exploration program over the Deseado Massif region in 1993, which identified mineralization at the Eureka, Mariana, El Retiro, and Las Margaritas and Vein Zone areas. Newcrest picked up an option over the Silica Cap prospect tenement and applied for additional ground to cover the identified gold anomalous areas. Preliminary mapping and sampling of Vein Zone and Silica Cap were completed in 1994.

Newcrest completed geological mapping and sampling in 1995, which identified significant mineralization and identified several anomalous zones. Pegasus Gold International Inc. (“Pegasus”) joint-ventured the Eureka-Mariana portion of the Newcrest tenure in 1996, and undertook 13 reverse circulation drill holes and conducted trenching at the San Marcos prospect. Due to non-maintenance and Newcrest dropping its option on the Silica Cap claim, the resulting open ground was staked by MIM Argentina Exploraciones (“MIM”) in June 1995. Between 1995 and 1996, MIM completed rock-chip sampling of the Vein Zone and Silica Cap prospects; dipole-dipole induced polarization and ground magnetic geophysical surveys; and property-wide geological mapping, rock and soil sampling, and trenching. A total of 17 reverse circulation drill holes were completed in the areas.

In 1997, Newcrest and MIM entered a joint venture and completed geological mapping at the Eureka, Las Margaritas, and Mariana Sur prospects; a soil geochemistry orientation study and mobile metal ion soil geochemistry survey; portable infrared mineral analyzer analysis of clay alteration minerals in samples from 11 reverse circulation holes; preliminary metallurgical studies; trenching; ground magnetics and dipole-dipole induced polarization geophysical surveys; an airborne radiometric and aeromagnetic geophysical survey; and 13 core and 47 reverse circulation holes. Newcrest withdrew from the joint venture in early 1999, and MIM gained 100% control of the Cerro Negro Mine.

Oroplata optioned the Cerro Negro Mine from MIM in 2000. Work completed from 2000 to 2003 consisted of evaluation and ground checking of Landsat and ASTER spectral anomalies; reconnaissance mapping and sampling; and 22 reverse circulation drill holes.

In December 2003, Andean Resources Limited (“Andean”) entered into an agreement with MIM to acquire a 51% interest in the Cerro Negro Mine, and subsequently acquired a 100% interest through the acquisition of Oroplata Pty Ltd., the parent entity of Oroplata. Andean undertook data validation, geological mapping, reconnaissance rock chip sampling, backhoe trenching, gradient-array resistivity, dipole-dipole resistivity, gradient-array chargeability, and ground magnetic surveys, petrographic and mineralogical descriptions, and 591 reverse circulation and core drill holes, totalling 140,599 metres. Mineral Resource estimates were undertaken in each year from 2005 to 2010. A pre-feasibility study was completed in 2008, and a feasibility study was completed in 2010.

Since the acquisition of the Cerro Negro Mine in December 2010, Goldcorp has completed further drilling, which identified significant additional mineralization at the Mariana Central, Mariana Norte, San Marcos deposits and their extensions. As a result, in April 2011, Goldcorp completed an updated feasibility study to incorporate this additional mineralization.

Geological Setting

Regional Geology

The Cerro Negro Mine’s gold-silver veins are situated near the western margin of the Deseado Massif, a 60,000 square kilometre rigid crustal block in southern Argentina bounded to the north by the Río Deseado, to the south by the Río Chico, to the east by the Atlantic coast, and to the west by the Andean Cordillera.

Local Geology

The known deposits and prospects at the Cerro Negro Mine are distributed within a volcanic-subvolcanic complex which was intruded and overlain by a series of rhyolite domes. The eruptive products of the rhyolitic volcanic events form an ignimbrite apron. Some of these are post-mineral and have preserved the epithermal systems. Lacustrine sediments, travertine, and sinter deposited on the Late Jurassic paleo-surface also lie stratigraphically above the Au-Ag deposits. Older ignimbrites that lie east of the volcanic-subvolcanic complex host mineralization at Bajo Negro and Vein Zone. Structurally, the area shows a pattern of dominant northwest and subordinate east-west faults considered to form the margins of a series of pull-apart basins. Gold-silver veins were emplaced in both east-west- and northwest-trending faults.

Property Geology

The deposits within the Cerro Negro Mine are considered to be examples of low-sulfidation, epithermal gold-silver deposits. These deposits were formed as high-level hydrothermal systems, varying in crustal depth from about one kilometre to near-surface settings beneath surficial hot springs. Host rocks are extremely variable, ranging from andesite to rhyolite ignimbrites and volcaniclastic sedimentary units. Calc-alkaline andesitic compositions predominate as volcanic rock hosts, but deposits can also occur in areas with bimodal volcanism and extensive subaerial ashflow deposits. A third, less common association is with alkalic intrusive rocks and shoshonitic volcanics. Clastic and epiclastic sediments in intra-volcanic basins and structural depressions are the principal non-volcanic host rocks.

Mineralization in the near surface environment occurred beneath in hot spring systems, or in the slightly deeper underlying hydrothermal conduits. Hanging wall fractures in mineralized structures are particularly favourable for high-grade mineralization. Deposits are typically zoned vertically over about a 250 metre to 350 metre interval at and immediately below zones of episodic boiling. Silicification is the most common alteration type with multiple generations of quartz and chalcedony, which are typically accompanied by adularia and calcite.

Mineralization characteristically consists of pyrite, electrum, gold, silver, and argentite. Other minerals can include chalcopyrite, sphalerite, galena, tetrahedrite, and silver sulphosalt and/or selenide minerals. In alkalic host rocks, tellurides, roscoelite and fluorite may be abundant, with lesser molybdenite as an accessory mineral.

Exploration

Exploration has been undertaken by Goldcorp, its precursor companies (gold exploration by Andean), or by contractors (geophysical surveys and geological consultants). Exploration activities at the Cerro Negro Mine have included geological mapping, diamond core drilling, reverse circulation drilling, trenching, soil and sediment sampling, ground geophysical surveys, mineralization characterization studies and metallurgical testing of samples. Petrographic studies and density measurements on the different lithologies have also been conducted.

Andean performed surface geological mapping from 2005 to 2008 over areas of veining to identify lithologies, areas of quartz veining, and visible sulphide mineralization. Mapping of the San Marcos area in 2009 used Quickbird imagery and hand-held GPS device. Mapping noted the distribution of mineralized quartz float and barren silicified boulders and attention was paid to the distribution of potential vein host rocks versus post-mineral cover. Silicification and breccias were also noted and mapped.

During reconnaissance exploration from 2007 to 2010, a total of 289 rock chip samples were taken from areas of quartz outcrop resulting in the discovery of the Eureka West mineralization. In 2011, exploration activities focused on drilling the known mineralized areas.

Initial gradient-array resistivity, dipole-dipole resistivity, gradient-array chargeability, and ground magnetics surveys were performed from 2005 to 2008 by Akubra Exploraciones and Argali Geofísica (“Argali”).

Geophysical surveys were conducted by Argali from September to December 2009 covering the San Marcos prospect consisted of ground magnetics, chargeability and gradient-array resistivity as part of a larger project that extended a previous magnetic survey and gradient array resistivity surveys. The entire Argali survey comprised 1,419 line-kilometres of ground magnetics and 788 line-kilometres of gradient array. Both surveys were run on north-south grid lines, pegged by the geophysical contractor, spaced 50 metres apart. Ground-magnetic measurements extended the previous coverage of the Eureka area to the north and west. The most conspicuous feature is a west-northwest-trending lineament which coincides with the southern breccia vein at San Marcos. The lineament can be traced for at least three kilometres west-northwest and eight kilometres east-southeast of San Marcos and is clearly a major fault. There are a number of west- to west-northwest-trending resistivity anomalies in a west-northwest-trending zone of generally low resistivity whose southern limit is the magnetic lineament. There is abundant unoxidized pyrite associated with the Mariana Norte and Mariana Central veins, and perhaps for this reason, there are strong gradient-array chargeability anomalies associated with the deposits.

Additional gradient array IP/Resistivity geophysical surveys were conducted in late 2011 and early 2012 by Quantech Geophysics. This work filled in gaps in previous coverage between the Marianas-San Marcos area and the Buena Vista-Vein Zone area. Geophysical lineaments in the previous surveys were connected by the Quantech Geophysics additions. These lineaments represent prospective trends for Au-Ag mineralization.

During 2005, 10 north-trending trenches totalling 745 metres were excavated at Vein Zone, and one trench totalling 212 metres was excavated at Bajo Negro. Additional trenching was undertaken in 2006 and 2007, including excavation and sampling of five backhoe trenches at the western end of the Eureka vein system to expose the Eureka West vein. Andean excavated six backhoe trenches at Bajo Negro in 2008. Two trenches were designed to investigate a resistivity feature east of the known vein, and the other four were used to explore the area to the northwest and southeast of the outcrops.

In 2009, Andean excavated three backhoe trenches south of the silicified ridge at Mariana that contains most of the anomalous vein quartz float. The trenches exposed highly brecciated andesite and some quartz fragments but no in situ veins.

Mineralization

Vein systems at Vein Zone, Eureka, Bajo Negro, San Marcos, Mariana Sur, and Mariana Central strike northwest to west-northwest, but Vein Zone and Eureka also have some east-trending segments. Vein mineralogy is dependent on the location of veins relative to the Eureka Volcanic-Subvolcanic Complex. Veins in the complex contain significant silver as well as gold, and the Eureka veins also contain abundant adularia and ginguro-style sulphides. Veins outside the dome complex are hosted by ignimbrite and contain low silver grades, coarse pyrite rather than ginguro sulphides, and lack macroscopic adularia or carbonate in the gangue.

The Bajo Negro vein is a single structure consisting of chalcedonic to crystalline quartz plus well-crystallized pyrite or (more commonly) iron oxide after pyrite. Free gold, some of it probably supergene, is commonly visible. Bladed quartz replacing carbonate is present in most drill intersections of the vein. The vein is deeply weathered and contains supergene (and probably hypogene) kaolinite and hematite throughout. Much of the vein is brecciated and cemented with jasperoid (silica plus iron oxide). To date, the Bajo Negro vein has been defined by drilling over a strike length of almost 1,200 metres, with an average true width of 3.9 metres and a known vertical extent of up to 300 metres.

In the Vein Zone, gold is associated with oxidized pyrite and manganese oxide along with hematite-goethite, minor sphalerite, kaolinite, illite, and adularia. Arsenic, manganese, and barium are locally anomalous. Platy quartz that is a pseudomorph of carbonate, colloform banding, and open or clay-filled vugs accompanies the gold. The mineralization occurs within an extensive envelope of kaolinitic alteration that changes sharply to sericitic alteration in the footwall. The low-grade, bulk-minable Vein Zone as presently defined is almost 500 metres long, occurs over a vertical extent close to 400 metres and, excluding the footwall vein, is up to 80 metres thick.

Eureka vein textures are typical of low-sulphidation epithermal systems and include colloform and crustiform banding, cockade, and manganese/iron-oxide matrix breccias. At deeper levels, especially in the principal vein, delicate alternating colloform bands of quartz and adularia are developed, and bonanza gold-silver grades are associated with dark, fine-grained ginguro sulphide bands. Both native gold and native silver appear especially abundant in dark quartz veinlets or on their margins. Oxidation and a possible post-mineralization phase of hypogene oxidation or deep surficial oxidation have remobilized the silver. Better grade mineralization has a strike extent of about 1,500 metres and the entire mineralized zone, including stockwork and vein material, can reach 100 metres in width. However, the economic widths are much less, ranging up to 20 metres and averaging five metres.

The mineralized east-trending vein at San Marcos is a braided vein system dominated by two primary veins, along with two separate sub-parallel veins and a hanging wall split. The two primary veins are more persistent and predictable than the subsidiary veins. A hanging wall vein split intersects the primary vein at an angle of about 40 degrees dipping near vertically and then rolls over and dips south-southwest, opposite of the main vein. While this hanging wall split forms a relatively well-defined structure, it carries very little gold. There is quartz-veined stockwork silicified wall rock material, but it is only weakly mineralized. The main hanging wall and footwall veins strike east-west and are defined over a strike length of 750 metres. These veins, and the subsidiary hanging wall and footwall veins, dip vertically and occasionally as shallow as 80 degrees. The main hanging wall vein, which is on the north side, averages 1.8 metres thick and has a maximum thickness of 10 metres; the main footwall vein, which is on the south side, averages 2.3 metres thick and has a maximum thickness of 11 metres.

Mariana Central is made up of a main vein, a hanging wall split that separates from the main vein near the east end of the deposit and then rejoins the main vein 300 metres farther to the west-northwest, and a separate, roughly parallel, secondary hanging wall vein that occurs about 100 metres into the hanging wall of the main and hanging wall split veins. All of the defined veins have small, discontinuous sub-parallel veins. Overall dimensions of the main vein are 800 metres long by 300 metres high by an average of over 5 metres thick, reaching a maximum modeled thickness of 19 metres. The Mariana Central vein system has undergone a series of mineralizing events commencing with barren carbonate and culminating in major gold-silver deposition.

Mariana Norte is made up of a main vein, often with an adjacent sub-parallel footwall vein. A hanging wall split separates from the main vein near the east end of the deposit at an angle of about 20 degrees. This hanging wall split dips very steeply northeast at over 80 degrees. Overall dimensions of the main vein are 700 metres long by 400 metres high averaging 3.5 metres wide; the widest part of the vein is approximately 10.2 metres.

The Mariana mineralization is unoxidized and contains abundant pyrite, some of which is well crystallized, and other sulphides. Fine-grained black sulphides and sulphosalts are present especially at Mariana Central. Ginguro banding is also present but is not as abundant as at Eureka, and colloform-banded and apparent ginguro-textured quartz float is abundant on the surface.

Drilling

Drilling completed between 1996 and 2010 consisted of 307 reverse circulation drill holes totalling 87,959 metres and 569 core drill holes totalling 132,450 metres for a total of 876 drill holes and 220,409 metres. In 2011, Goldcorp completed an aggressive exploration program at the Cerro Negro Mine with total core drilling of 140,202 metres. In 2012, Goldcorp completed another aggressive exploration drilling campaign totalling 146,112 metres in 421 diamond core holes. The primary focus of the exploration drilling programs in 2011 and 2012 was the infill drilling and extension of the Mariana Central, Mariana Norte and San Marcos veins. These efforts resulted in significant extensions to the strike length of all three veins and demonstrated the continued emergence of the adjacent San Marcos Sur deposit.

Several new veins were discovered: east of Mariana Norte, south and east of San Marcos, north of Bajo Negro, as well as in the southern portion of the Cerro Negro concession block (Las Margaritas). These highlight the strong regional potential of the overall Cerro Negro land package. Over 21,000 metres were drilled within a four month period in 2013 testing new targets and expanding on existing deposits. The greatest success was in the Bajo Negro vein system, in the East Belt of the property, with a significant extension to the strike length. Despite continued successes of the drilling programs and additional targets identified in early 2013, due to lower metal prices and a challenging business climate in the Province of Santa Cruz, all exploration activities at site were suspended indefinitely in the third quarter of 2013 and only re-started in the fourth quarter of 2014.

Drill-hole collar location surveys are made to the nearest centimetre using a differential GPS unit. These collar surveys have been made by Oroplata surveyors. Andean Resources and Goldcorp have completed down-hole surveys using a gyroscopic system for holes drilled since September 2008. The drill hole deviation is determined after completion of the hole as the drill string is removed. Down-hole surveys are taken in increments of ten metres and 30 metres. Recoveries are estimated by comparing the weight of sample with the theoretical sample weight for the hole-size assuming a specific gravity of 2.35 grams per cubic centimetre.

Drilling at Vein Zone encountered difficulties with recoveries in the mineralized intervals with both the reverse circulation and core methods, but core drilling on balance provided better recoveries. Difficult drilling conditions resulted in poor diamond core recoveries in early stages of Andean’s core drilling. Densely veined intervals appeared to have particularly poor recoveries; however, there was no clear correlation of poor recovery with either increased or decreased grade.

Sampling and Analysis

All reverse circulation holes drilled by Andean were sampled every metre, with the exception of the first hole drilled at Vein Zone (sampled every two metres). The primary samples are organized, and drill-rig duplicates and blanks are inserted into the sample stream in consecutive numbers so that the analytical laboratory is unaware of these samples. Andean also placed a “dummy” sample in the sample stream as a placeholder for the to-be-inserted pulp standards after sample preparation, including pulverizing, is completed. One of each blank, standard, and duplicate sample was inserted per approximately 71 samples. Goldcorp uses similar procedures to those used previously by Andean.

Comparison of assay results of core drilling samples versus reverse circulation drilling samples from the Vein Zone and Eureka deposits indicated that the reverse circulation drilling samples were, on average, lower grade than the core drilling samples. Mine Development Associates (“MDA”) noted that there was a relationship between core recovery and grade at Vein Zone which imparted some uncertainty for those samples, but did not necessarily mean there was a bias in the samples. Subsequent to the development drilling at Eureka, development drilling has been entirely by core methods, and MDA placed no qualifications on the sample quality at Bajo Negro, Mariana Central, Mariana Norte, and San Marcos. Those samples deemed by MDA to be questionable or in doubt, were excluded from use in Mineral Resource estimation.

Drill core is transferred to the core shack at the exploration camp where it is laid out and washed by a technician. The core recovery and rock quality designation are measured between wood blocks. The core is then marked up in one metre intervals taking core recovery into account. The geologist marks the core with a line for splitting using a diamond rock saw for core samples of the vein and a hydraulic splitter for the remainder of the holes, producing a sample of one kilogram to 3.5 kilograms. Core samples collected for analysis are typically one metre in length, but range from 20 centimetres to two metres. Bagged core samples are laid out in an orderly fashion, and then standard, blank, and duplicate samples are inserted in the sample stream.

The drill hole assay intervals include areas of non-mineralized and very low grade mineralization, and confirm that sampling is representative of the copper, gold, and silver grades in the deposit, reflecting areas of higher and lower grades.

Bulk density measurements are currently made on-site by Oroplata technical staff. Alex Stewart Argentina S.A. (“Alex Stewart”) made these measurements on behalf of Andean prior to the Goldcorp acquisition. Alex Stewart conducted the measurements on a batch basis, using small pieces of drill core or half-core, previously oven-dried in the sample preparation laboratory. To calculate the bulk density, the sample was briefly immersed in melted paraffin wax to provide a thin uniform wax coating. It was then weighed in air and in water. From time to time, checks were made by measuring the volume of water displaced by the sample and deriving bulk density by the ratio of weight to volume. For the Bajo Negro Mineral Resource estimate, Andean did its own measurements of specific gravity, on site, using a conventional water-immersion method on pieces of drill core. The weight of the wax is taken into account when calculating the specific gravity.

MDA has observed Andean’s and Goldcorp’s technicians doing the specific gravity measurements and checked the calculation procedure. No procedural deficiencies were noted. The method used for specific gravity measurements has one deficiency; it cannot account for large vugs on the outsides of the specimens, if those vugs do not completely fill with wax. Such large vugs exist in the mineralized quartz veins at Eureka, and somewhat less commonly at Bajo Negro. For the 2009 Mineral Resource estimates, MDA made an adjustment to compensate for this and to account for unavoidable sample selection biases. During 2010, Andean adopted a dry volumetric measurement method, at MDA’s suggestion. This methodology has been continued by Goldcorp.

Current QA/QC practices include insertion of blanks, sample duplicates, and on-site and commercially available standards to check for contamination in crushing of the sample, cross contamination within the laboratory, assay precision, and accuracy. Each drill shift has a QA/QC person that attends to the sample analysis. One of these geologists is the QA/QC manager and is responsible for tracking and updating the assay results and database. Limits are set for the QA/QC standard samples to fall within an acceptable range, a warning range and a failure category. The acceptable range for blank samples is set at six times the detection limit of the element in question. All failures are reported to the assay lab, and the manager and lab work together to find a reason for the discrepancy. Often this results in a re-assay of the standard and samples which are adjacent to it. The original assays are entered into the database. Duplicate samples do not have a failure limit as all assays are accepted. The difference in duplicate assays indicates the precision level of the laboratory analysis and/or can point towards issues such as a “nugget” problem. Insertion of QA/QC samples is by an Oroplata employee prior to the pulps being forwarded to Santiago, Chile for analysis. This insertion is done with all efforts for the sample to be blind. All QA/QC samples are tracked and results reported on a monthly and year-end basis.

MDA completed a number of data checks in support of database validation during 2010 and 2011. For collar checks, MDA used a hand-held GPS to check the locations of 58 drill-hole collars. Given the constraints of a hand-held instrument, no collar errors were noted. Digital data files were compared to the collar locations in Andean’s project database. This check indicated that the locations and collar orientations of the drill holes in the project database are those obtained by the surveyors. For down-hole surveys, MDA’s check of the gyroscopic down-hole surveys in the project database consisted of comparing the original files to the data in the database. No issues were discovered using this method. For geological data, no formal checks were made, but as MDA performed geological modeling from the drill logs. For analytical data, MDA obtained all new assay data directly. This made it possible for MDA to compile, independently of Oroplata, an assay table for all of the deposits at the Cerro Negro Mine. MDA compared the data in its assay table to the equivalent data in Oroplata’s assay table. The database was considered to be clean and able to support Mineral Resource estimation. For density data, while at the project site during January 2010, MDA observed Oroplata’s technician’s performance of specific gravity measurements and checked the calculation procedure. No procedural deficiencies were noted.

Core from mineralized zones, as well as the adjacent ten metres or more of stockwork and unmineralized wall rock, was visually inspected by MDA for independent sampling. Nineteen specific samples were chosen by MDA without consulting Oroplata from multiple, broadly-spaced drill holes to represent a variety of grade ranges, including unmineralized material, and consecutive high- and low-grade samples were commonly chosen from the same drill hole. Samples were split by Oroplata staff under MDA supervision, and the resulting samples delivered by MDA to the Acme preparation facility, where the standard Oroplata preparation protocols were followed. The Acme Laboratories (“Acme”) check assays compared well with the originals. MDA also performed QA/QC checks, including inserting standards, checking blanks and checking assays and duplicates.

During 2014, a third party independent consultant, completed a database audit and QA/QC review for Goldcorp from Andean 2009 - 2010 drilling programs and from Goldcorp’s surface drilling and underground infill drilling programs from 2011 - 2013. The results of the review of QA/QC data from both the surface exploration and underground infill drilling programs indicate that the analytical techniques employed by the laboratories producing assay data are generally reliable and repeatable. There is a good level of accuracy and precision. Analyses of standards and duplicates indicate that there are no significant biases to suggest over or under-reporting of assay values.

The QA/QC protocols used by Goldcorp are in keeping with standard industry practices and sufficient for the estimation of Mineral Resources and Mineral Reserves.

Security of Samples

All preparation and handling of samples at the Cerro Negro Mine is done by Goldcorp employees, and prior to that, was performed by Andean employees. Once the drill samples have been collected, they are brought to a secure area next to the core shack and placed in steel-wire-reinforced plastic bins that are held on-site until a sufficient number of samples have been collected for a shipment. Once the bins are filled, usually weekly, a private trucking company is called to come to site and transport the samples directly to the Acme preparation laboratory in Mendoza, Argentina. The plastic bins are covered with an impermeable tarpaulin that is only removed upon arrival to the laboratory, and during this two-day drive, no other cargo is loaded on top of the truck. Acme personnel unload the samples and put them in the queue for preparation. Any sample number errors or missing samples are reported, and no work is performed until the problem is resolved.

Once delivered, the samples are under Acme’s control until the preparation of the pulps is completed. Then, an individual hired by Oroplata takes custody of the pulps and inserts the standards and blanks into the sample pulp sequence according to instructions that have been emailed. After this, the pulps are returned to Acme, who takes responsibility for shipping them to Santiago, Chile.

Andean retained a small washed split of each reverse circulation sample interval, which is stored in a reverse circulation chip tray. The coarse and fine rejects (pulps) from Acme are returned on a regular basis and are stored in Cerro Negro Mine sample storage sheds. Half core is retained in core trays and stored on site. Current sample storage procedures and storage areas are consistent with industry standards and support ensuring the validity and integrity of samples taken.

Mineral Reserve and Mineral Resource Estimates

The following table sets forth the estimated Mineral Reserves for the Cerro Negro Mine as of December 31, 2014:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)

		Grade		Contained Metal
Category	Tonnes (millions)	Gold (grams per tonne)	Silver (grams per tonne)	Gold (millions of ounces)	Silver (millions of ounces)

Proven	0.34	6.01	97.75	0.07	1.08
Probable	16.53	9.78	80.07	5.19	42.55
Proven + Probable	16.87	9.70	80.43	5.26	43.63

(1)

The Mineral Reserves for the Cerro Negro Mine set out in the table above have been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under NI 43-101. The Mineral Reserves are classified as Proven and Probable Mineral Reserves, and are based on the CIM Definition Standards.

(2)

Based on a gold price of $1,300 per ounce and a silver price of $22 per ounce and using an economic function that includes variable operations costs depending upon deposit mined. A global cut-off grade of 5.5 grams per tonne gold equivalent is used as an economic indicator only.

(3)	The estimated metallurgical recovery rate is 92% for gold and 75% for silver.
(4)	Mining dilution assumes 0.5 metre overbreak on stope sidewalls.
(5)	Numbers may not add up due to rounding.

Goldcorp believes that the major risk factors that can affect the Mineral Reserves estimates are: exchange rate assumptions; capital and operating cost assumptions; and stability and dilution assumptions.

The following table sets forth the estimated Mineral Resources for the Cerro Negro Mine as of December 31, 2014:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)

(excluding Proven and Probable Mineral Reserves)

		Grade		Contained Metal
Category	Tonnes (million)	Gold (grams per tonne)	Silver (grams per tonne)	Gold (millions of ounces)	Silver (millions of ounces)

Measured	0.32	7.36	116.37	0.08	1.20
Indicated	3.48	5.13	39.30	0.57	4.39
Measured + Indicated	3.80	5.32	45.81	0.65	5.59
Inferred	1.54	6.44	37.64	0.32	1.86

(1)

The Mineral Resources for the Cerro Negro Mine set out in the table above have been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred Mineral Resources, and are based on the CIM Definition Standards.

(2)	Based on a gold price of $1,500 per ounce and a silver price of $24 per ounce.
(3)

The cut-off grade for Vein Zone is 0.80 grams per tonne of gold equivalent. The cut-off grade for the underground deposits is 4.5 grams per tonne of gold equivalent. The in situ block model has been diluted to minimum horizontal widths of 2.5 metres.

(4)	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(5)	Numbers may not add up due to rounding.

Goldcorp believes that the major risk factors that can affect the Mineral Resources estimates are: exchange rate assumptions; capital and operating cost assumptions; and stability and dilution assumptions.

Mining Operations

Longhole mining with cemented backfill was selected to develop the underground Eureka, Mariana Norte,

Mariana Central, San Marcos and Bajo Negro veins to suit the ore-body geometry and rock quality. All production is trucked to surface via decline. In narrow zones, longitudinal stopes are used to maximize recovery of the ore-body. The high grade Eureka ore-body is being developed as an underground mine and processed first, followed in turn by the underground mines of Mariana Central and Norte, San Marcos, Bajo Negro and the open pit Vein Zone ore-bodies.

Production mining at Eureka continued through 2014 in the upper mine horizon. Production mining will commence from the first high grade stopes at the Mariana Central vein during the first quarter of 2015. Development of the lower mining horizon at Eureka is progressing and ramp development at Mariana Central is on track to access the lower mining horizon in the second quarter of 2015.

The small surface mining operation started in the fourth quarter of 2013 as a supplement to underground ore production continued during 2014, but was discontinued due to unfavourable economics. Cerro Negro will continue to evaluate surface mining opportunities to provide a supplemental source of additional mill feed.

The mine plan includes maintaining a stockpile of ore on the run-of-mine pad near the crusher. At the end of 2014, the surface ore stockpile consisted of 405,900 tonnes.

Waste storage has been designed for Eureka, Baja Negro, Mariana Norte, Mariana Central and San Marcos. During backfilling, the waste stockpiles will be totally consumed. Waste from Vein Zone’s life of mine will be stored in a single waste dump. Goldcorp is not aware of any significant environmental, social or permitting issues that would prevent continued exploitation of the Cerro Negro Mine deposits.

Metallurgical Process

The Cerro Negro processing plant consists of conventional metallurgical technology suitable for the style of ore mineralization. The process plant and associated service facilities process run-of-mine ore delivered to the primary crusher. The process encompasses crushing and grinding of the run-of-mine ore, leaching, counter-current decantation, solution clarification, zinc precipitation and smelting to produce gold/silver bars that are shipped to a refinery for further processing. The counter-current decantation tailings are filtered and washed to recover cyanide prior to being re-pulped and pumped to the tailings storage facility. The plant commenced initial feed on July 5, 2014 and first gold was poured on July 25, 2014. The plant is expected to process 4,000 metric tonnes per day once the mines have ramped-up to full production capacity.

The Cerro Negro Mine produces and sells a gold and silver doré to generate revenue. The doré is transported to a refinery for separation into gold and silver bullion at precious metal spot prices fixed by the London Metals Exchange.

Exploration and Development

Significant exploration potential remains within the Cerro Negro Mine. All of the deposits are open at depth, and the investigation of the vein systems within the Cerro Negro Mine is likely to identify additional mineralization. Exploration activity was suspended in the third quarter of 2013 and remained suspended through the third quarter of 2014. Surface resource confirmation drilling, intended to support future development at Bajo Negro and Vein Zone, resumed in the fourth quarter of 2014.

Total underground development at Eureka and Mariana Central during 2014 was 8,316 metres, 8% higher compared to 7,702 metres in 2013 as a result of the transition from contractor development mining to in-house mining and development. At Mariana Norte, development remained suspended during 2014 due to the limited availability of an experienced Argentine workforce. A training program to develop new miners is underway and development is expected to resume in late 2015. Cumulative development project-to-date is 24,227 meters comprised of 16,714 meters at Eureka, 6,289 meters at Mariana Central and 1,224 meters at Mariana Norte.

Taxes

The Argentinean income tax rate for a corporation is set at 35%. There is also an export tax on gold doré which is 5%. The general rate for value added tax is 21%.

RISK FACTORS

Goldcorp’s business is the acquisition, financing, exploration, development and operation of mining properties. As a result, the operations of the Corporation are speculative due to the high-risk nature of its business. The risk factors described below are not the only risks and uncertainties that Goldcorp faces. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently considers immaterial may also impair its business operations. These risk factors could materially affect the Corporation’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.

Exploration, Development and Operating Risk

Mining operations generally involve a high degree of risk. Goldcorp’s operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of gold, silver, copper, lead and zinc including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. Although appropriate precautions to mitigate these risks are taken, these risks cannot be eliminated.

Although Goldcorp’s activities are primarily directed towards mining operations, its activities also include the exploration for, and development of, mineral deposits. Discovery or acquisition of new mineral deposits is necessary to replace Mineral Reserves that are mined by operations. Development of new mineral deposits is necessary to sustain and to grow the Corporation’s future operations. There is no certainty that the expenditures made by Goldcorp towards the search for, evaluation of, and development into commercial production of mineral deposits will be successful.

The exploration for and development of mineral deposits also involves significant risks. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses are typically required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is difficult to ensure that the exploration or development programs planned by Goldcorp or any of its joint venture partners will result in a profitable commercial mining operation.

In particular, Goldcorp remains focused on advancing its suite of high quality gold projects as part of its five-year growth profile. However, the Corporation’s ability to maintain, or increase, its annual production of gold, silver, copper, lead, and zinc depends in significant part on its ability to bring these projects into production and to expand existing mines. Although the Corporation utilizes the operating history of its existing mines to derive estimates of future operating costs and capital requirements, such estimates may differ materially from actual operating results at new mines or at expansions of existing mines.

Whether a mineral deposit will be commercially viable depends on a number of factors, which include, among other things, the interpretation of geological data obtained from drill holes and other sampling techniques; feasibility studies (which include estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed); the particular attributes of the deposit, such as size, grade and metallurgy; expected recovery rates of metals from the ore; proximity to infrastructure and labour; the availability and cost of water and power; anticipated climatic conditions; cyclical metal prices; fluctuations in inflation and currency exchange rates; higher input commodity and labour costs; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Some of the Corporation’s development projects are also subject to the successful completion of final feasibility studies, issuance of necessary permits and other governmental approvals and receipt of adequate financing. The exact effect of these factors cannot be accurately predicted, but the combination of any of these factors may adversely affect Goldcorp’s business.

Although the Corporation’s feasibility studies are generally completed with the Corporation’s knowledge of the operating history of similar ore bodies in the region, the actual operating results of its development projects may differ materially from those anticipated, and uncertainties related to operations are even greater in the case of development projects. Future development activities may not result in the expansion or replacement of current production with new production, or one or more of these new projects may be less profitable than currently anticipated or may not be profitable at all, any of which could have a material adverse effect on the Corporation’s results of operations and financial position.

Goldcorp is concentrated in the gold mining industry, and as such, the Corporation may be sensitive to changes in, and its performance will depend to a greater extent on, the overall condition of the gold mining industry. The Corporation may be susceptible to an increased risk of loss, including losses due to adverse occurrences affecting the Corporation more than the market as a whole, as a result of the fact that the Corporation’s operations are concentrated in the gold mining sector.

Because the Corporation derives the majority of its revenues from sales of gold, its results of operations and cash flows will fluctuate as the price of gold increases or decreases. See “Commodity Prices”. A sustained period of a declining gold price would materially and adversely affect the results of operations and cash flows. Additionally, if the market price for gold declines or remains at relatively low levels for a sustained period of time, the Corporation may have to revise its operating plans, including reducing operating costs and capital expenditures, terminating or suspending mining operations at one or more of its properties and discontinuing certain exploration and development plans. The Corporation may be unable to decrease its costs in an amount sufficient to offset reductions in revenues, and may incur losses.

Construction and Start-Up

Goldcorp’s projects are at various stages of evaluation, construction and development. There are inherent construction and permitting-related risks to the development of all new mining projects. These risks include the availability and delivery of critical equipment; the hiring of key personnel for construction, commissioning and operations; delays associated with contractors; budget overruns due to changes in the cost of fuel, power, materials, supplies and currency fluctuations; and potential opposition from non-governmental organizations, community and indigenous groups, environmental groups or local groups.

It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up, often due to circumstances beyond the owner’s control. In addition, delays in the commencement of mineral production often occur. Accordingly, Goldcorp cannot provide assurance that its activities will result in profitable mining operations at its development projects.

Furthermore, there are risks associated with the construction of an entirely new mining project relating to, among other things, supervision of the contractors, construction supervision, cost estimating, obtaining required permits and approvals and the management of personnel. Goldcorp will be required to rely upon outside consultants, engineers and others for additional construction expertise in respect of its development projects.

Commodity Prices

The majority of Goldcorp’s revenues are derived from the sale of gold and silver, and to a lesser extent, copper, lead and zinc. The price of the common shares of the Corporation (the “Common Shares”), Goldcorp’s financial results and exploration, and the Corporation’s development and mining activities in the future may be materially adversely affected by declines in the price of gold, silver, copper, lead and zinc. Gold, silver, copper, lead and zinc prices fluctuate widely and are affected by numerous factors beyond Goldcorp’s control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing and metals-consuming countries throughout the world. The prices of gold, silver, copper, lead and zinc have fluctuated widely in recent years, and future price declines could cause continued development of and commercial production from Goldcorp’s properties to be uneconomic. Depending on the price of gold, silver, copper, lead and zinc, cash flow from mining operations may not be sufficient and Goldcorp could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from Goldcorp’s mining properties is dependent on gold, silver, copper, lead and zinc prices that are adequate to make these properties economically viable.

Furthermore, Mineral Reserve calculations and life-of-mine plans using significantly lower gold, silver, copper, lead and zinc prices could result in material write-downs of Goldcorp’s investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting Goldcorp’s Mineral Reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Need for Additional Mineral Reserves and Mineral Resources

Goldcorp must continually explore to replace and expand its Mineral Reserves and Mineral Resources as its mines produce gold, silver, copper, lead and zinc. Goldcorp’s ability to maintain or increase its annual production of gold, silver, copper, lead and zinc depends in significant part on its ability to find new Mineral Reserves and Mineral Resources, to bring new mines into production, and to expand Mineral Reserves and Mineral Resources at existing mines. There is no assurance that Goldcorp will be able to maintain or increase its annual production, bring new mines into production or expand the Mineral Reserves and Mineral Resources at its existing mines.

Capital Cost and Operational Cost Estimates

Goldcorp prepares budgets and estimates of cash costs and capital costs of production for each of its operations and its main costs relate to material costs, personnel and contractor costs, energy costs and closure and reclamation costs. However, despite Goldcorp’s best efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation of costs over time, development projects may be prone to material cost overruns. Goldcorp’s actual costs may vary from estimates for a variety of reasons, including: short-term operating factors; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages or strikes. Operational costs may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of commodities, general inflationary pressures and currency exchange rates. Many of these factors are beyond Goldcorp’s control. Failure to achieve estimates or material increases in costs could have an adverse impact on Goldcorp’s future cash flows, business, results of operations and financial condition.

Furthermore, delays in the construction and commissioning of mining projects or other technical difficulties may result in even further capital expenditures being required. Any delay in the development of a project, or cost overruns or operational difficulties once the project is fully developed may have a material adverse effect on Goldcorp’s business, results of operations and financial condition.

Estimates of Future Production

The Corporation prepares estimates and projections of its future production. Any such information is forward-looking and no assurance can be given that such estimates will be achieved. These estimates are based on existing mine plans and other assumptions which change from time to time, including the availability, accessibility, sufficiency and quality of ore, the Corporation’s costs of production, its ability to sustain and increase production levels, the sufficiency of its infrastructure, the performance of its personnel and equipment, its ability to maintain and obtain mining interests and permits and its compliance with existing and future laws and regulations. The Corporation’s actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages, strikes, local community opposition or blockades. Failure to achieve the estimated forecasts could have an adverse impact on Goldcorp’s future cash flows, business, results of operations and financial condition.

Foreign Operations

Goldcorp conducts significant operations outside of Canada and the United States, and as such Goldcorp’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; ability of governments to unilaterally alter agreements; government imposed supply laws, including laws establishing, among other things, profit margins, production quotas, maximum and minimum price levels and the ability to confiscate merchandise in certain circumstances; surface land access issues; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in these jurisdictions may adversely affect Goldcorp’s operations or profitability. Operations may be affected to varying degrees by government regulations with respect to, but not limited to: restrictions on production; price controls; export controls; import restrictions, such as restrictions applicable to, among other things, equipment, services and supplies; currency remittance; income taxes; expropriation of property; foreign investment; maintenance of mineral claims; environmental legislation; land use; surface land access; land claims of local people; water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

Risk factors specific to certain jurisdictions are described separately. See “Economic and Political Instability in Argentina” and “Security”. The occurrence of the various factors and uncertainties related to the economic and political risks of operating in foreign jurisdictions cannot be accurately predicted and could have a material adverse effect on Goldcorp’s operations or profitability.

Resource Nationalism

Governments continue to struggle with deficits and concerns over the effects of depressed economies, which has resulted in the mining and metals sector being targeted to raise revenue. Governments are continually assessing the fiscal terms of the economic rent for a mining company to exploit resources in their countries. Numerous countries, including, but not limited to, Argentina, Australia, Brazil, Chile, Dominican Republic, Guatemala, Honduras, Mexico and Venezuela, have implemented changes to their respective mining regimes that reflect increased government control or participation in the mining sector, including, but not limited to, changes of law affecting foreign ownership and take-overs, mandatory government participation, taxation and royalties, working conditions, rates of exchange, exchange control, exploration licensing, export duties, repatriation of income or return of capital, environmental protection, as well as requirements for employment of local staff or contractors or other benefits to be provided to local residents.

The Corporation believes that the countries in which it operates are relatively stable for foreign investment. However, the recent occurrence of these mining regime changes in both developed and developing countries adds uncertainties that cannot be accurately predicted and any future material adverse changes in government policies or legislation in the jurisdictions in which Goldcorp operates that affect foreign ownership, mineral exploration, development or mining activities, may affect the viability and profitability of the Corporation.

Government Regulation

The mining, processing, development and mineral exploration activities of Goldcorp are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although Goldcorp’s mining and processing operations and exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a material adverse impact on Goldcorp. In addition, changes to laws regarding mining royalties or taxes, or other elements of a country’s fiscal regime, may adversely affect Goldcorp’s costs of operations and financial results. For example, on June 23, 2014, the Mexican federal Ministry of Environment and Natural Resources (“SEMARNAT”) published a notice of public consultation and comment regarding a proposed Natural Protected Area (“NPA”) in the State of Zacatecas that includes the Peñasquito Mine and the Camino Rojo Project. An NPA is divided into sub-zones where certain activities are allowed or prohibited. Depending on the sub-zone, mining activities (exploitation and exploration) may only be carried out if authorized by SEMARNAT’s Natural Protected Areas Commission. The Corporation is working with SEMARNAT to ensure that current and future mining operations are not affected by the proposed NPA. If the Corporation’s concerns are not adequately addressed in the approved NPA, this could have an adverse impact on Goldcorp’s future cash flows, business, results of operations and financial condition, and the Corporation may have to pursue legal recourse.

See also “Resource Nationalism” above.

Ejido Land Claims

Article 27 of the Mexican Constitution and subsequent legislation established the “ejido” and communal landholding as forms of land tenure in Mexico. There are 22 ejido communities in the vicinity of the Corporation’s Mexican mining operations and ejido lands cover all of the lands used by the Corporation for its current mining operations at its Peñasquito, Los Filos and El Sauzal Mines. The Corporation enters into temporary occupation agreements ranging from five to 30 years with the ejido communities which allow the Corporation to use the surface of the lands for its mining operations. In Mexico, mining rights that are covered under a concession do not include direct ownership or possession rights over the surface, or surface access, and at any particular time the Corporation may be involved in negotiations with various ejido communities to enter into new temporary occupation agreements or other surface access agreements or amend existing agreements. Failure to reach agreement may cause suspension of operations, delays to projects, and on occasion, may lead to legal disputes.

See “Recent Developments – Update on Land Claim Settlement with Cerro Gordo Ejido” and “Legal Proceedings and Regulatory Actions – Cerro Gordo Ejido Claim”.

Availability of Supplies

As with other mining companies, certain raw materials and supplies used in connection with Goldcorp’s operations are obtained from a sole or limited group of suppliers (including, for example, truck tires and sodium cyanide). Due to an increase in activity in the global mining sector, there has been an increase in global demand for such resources and a decrease in the supplier’s inventory which, at times, has caused unanticipated cost increases, an inability to obtain adequate supplies and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules. Although Goldcorp makes efforts to ensure that there are contingency plans in place in the event of a shortfall of supply, if a supplier is unable to adequately meet Goldcorp’s requirements over a significant period of time and Goldcorp is unable to source an alternate third party supplier on reasonable commercial terms, this could have a material adverse effect on Goldcorp’s business, results of operations and financial condition.

Availability of Key Executives and Other Personnel

Goldcorp is dependent on the services of key executives, including, among others, its President and Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. The success of Goldcorp’s operations is also dependent on its highly skilled and experienced workforce. There is competition over highly skilled experienced workers (in addition to increased labour costs). In part this competition arises from the lower number of new workers entering the mining industry during the industry downturn in the late 1990’s and early 2000’s. In addition, the development of new mines in geographic areas without an established mining industry requires training of inexperienced workers to staff these new mines. Although Goldcorp places a high priority on hiring and retaining key talent, as well as embracing technology that diminishes the impact of workplace shortages, the loss of these persons or Goldcorp’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Health Hazards and Personal Safety

Mining operations generally involve a high degree of risk. The personnel involved in Goldcorp’s operations are subject to many inherent health and safety risks and hazards, including, but not limited to, rock bursts, cave-ins, flood, falls of ground, chemical hazards, mineral dust and gases, use of explosives, noise, electricity and moving equipment (especially heavy equipment) and slips and falls, which could result in occupational illness or health issues, personal injury, and loss of life, and/or facility and personnel evacuation. Goldcorp experienced no fatalities in 2014, and the Corporation’s vision of making Goldcorp “Safe Enough for Our Families” is well understood by its employees and the Corporation continues to advance safety performance across all regions of its operations and projects and has put an additional focus on several key areas, including: (a) increased senior management visibility in the field; (b) improved risk identification and communication across the Corporation; (c) updated “Golden Rules” and the launch of “Life Saving Rules”; and (d) improvement of emergency response capabilities for all locations. In addition, Goldcorp has developed and implemented effective management systems to identify, minimize and manage health and safety risks; promote and enhance employee commitment and accountability; provide training and information; strive for continuous improvement by setting targets and measuring results; and provide the resources to achieve a safe and healthy work environment. Although these precautions to mitigate these risks have been taken, these risks cannot be eliminated and may adversely affect Goldcorp’s reputation, business and future operations. See also, “Description of the Business – Safety Commitment” and “Description of the Business – Occupational Health and Safety Policy.”

Current Global Financial Condition

Market events and conditions, including the disruptions in the international credit markets and other financial systems, in Japan and Europe, along with political instability in the Middle East and Russia and falling oil and currency prices expressed in United States dollars have resulted in commodity prices remaining volatile. These conditions have also caused a loss of confidence in global credit markets, excluding the United States, resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, less price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks and investment banks, insurers and other financial institutions caused the broader credit markets to be volatile and interest rates to remain at historical lows. These events are illustrative of the effect that events beyond Goldcorp’s control may have on commodity prices, demand for metals, including gold, silver, copper, lead and zinc, availability of credit, investor confidence, and general financial market liquidity, all of which may affect the Corporation’s business.

Goldcorp is also exposed to liquidity and various counterparty risks including, but not limited to: (i) financial institutions that hold Goldcorp’s cash; (ii) companies that have payables to Goldcorp, including concentrate customers; (iii) Goldcorp’s insurance providers; (iv) Goldcorp’s lenders; (v) Goldcorp’s other banking counterparties; (vi) companies that have received deposits from Goldcorp for the future delivery of equipment; and (vii) joint venture partners. Goldcorp is also exposed to liquidity risks in meeting its capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of Goldcorp to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to Goldcorp. Furthermore, actions taken by Central Banks to impact fiscal and monetary policies have increased levels of volatility and market turmoil. As a result of this uncertainty, Goldcorp’s planned growth could either be adversely or positively impacted and the trading price of Goldcorp’s securities could either be adversely or positively affected.

Economic and Political Instability in Argentina

The Cerro Negro Mine is located in Santa Cruz Province in Argentina. There are risks relating to an uncertain or unpredictable political and economic environment in Argentina, especially growing social opposition to mining operations in certain parts of the country and increasingly protectionist economic measures. Certain political and economic events such as: (i) the inability of the Cerro Negro Mine to obtain United States dollars in a lawful market of Argentina; (ii) acts or failures to act by a governmental authority in Argentina; (iii) acts of social and political violence in Argentina; (iv) high rates of inflation; and (v) Argentine debt default, could each have a material adverse effect on Goldcorp’s activities at the Cerro Negro Mine.

The current Argentinean government placed currency controls on the ability of companies and its citizens to obtain United States dollars, in each case requiring Central Bank approval (resulting in, at times, a limitation on the ability of multi-national companies to distribute dividends abroad in United States dollars) and revoked exemptions previously granted to companies in the oil and gas and mining sectors from the obligation to repatriate 100% of their export revenues to Argentina for conversion in the local foreign exchange markets, prior to transferring funds locally or overseas. Similarly, the government adopted a requirement that importers provide notice to the government and obtain approval for importation before placing orders for certain goods and has imposed laws with respect to supplies, including with respect to setting profit margins and enabling the government to confiscate merchandise in certain circumstances. There is also a risk that mining companies will face higher taxes or royalties. These actions indicate that the Argentinean government may alter or impose additional requirements or policies that may adversely affect Goldcorp’s activities and results of operations in Argentina in the future. In addition, there is great uncertainty in the interpretation of the new form of tax imposed on mining companies by Argentina’s Province of Santa Cruz. The tax is levied on 1% of the value of mine reserves reported in feasibility studies and financial statements inclusive of variations resulting from ongoing exploitation. Regulations issued in the third quarter of 2013 require that the tax is calculated on “measured” reserves and the Corporation has interpreted this to mean “proven” reserves. The Province of Santa Cruz has disputed the Corporation’s interpretation but has not provided further clarification on the definition of “measured” reserves, and the outcome is not clear at this time. The Corporation filed a legal claim disputing the constitutionality of the tax with the National Supreme Court of Argentina which has accepted jurisdiction of the matter. The Corporation paid and continues to pay the required tax installments under protest for the years ended December 31, 2014 and 2013. In the event that the Corporation is not successful in its claim, this could have a material adverse effect on Goldcorp’s activities at the Cerro Negro Mine.

There is also the risk of political violence and increased social tension in Argentina as Argentina has experienced periods of civil unrest, crime and labour unrest. Roadblocks (piqueteros) by members of the local communities, unemployed people and unions can occur on most national and provincial routes without notice. There is no assurance that disruptions will not occur in the future which could materially affect access to the Cerro Negro Mine.

Security

In recent years, criminal activity and violence has increased in Mexico and spread from border areas to other areas of the country and neighbouring Guatemala. Violence between the drug cartels and human trafficking organizations and violent confrontations with authorities has steadily increased. As well, incidents of violent crime, kidnapping for ransom and extortion by organized crime have increased. Many incidents of crime and violence go unreported and law enforcement authorities’ efforts to reduce criminal activity are challenged by a lack of resources, corruption and the power of organized crime.

Goldcorp’s sites have taken a variety of measures to protect their employees, property and production facilities from these security risks. Goldcorp also regularly reviews the safety of access routes and the physical security of its installations. Notwithstanding these measures, incidents of criminal activity, trespass, theft and vandalism have occasionally affected Goldcorp employees, contractors and their families.

Although Goldcorp has implemented measures to protect its employees, contractors, property and production facilities from these security risks, there can be no assurance that security incidents, in the future, will not have a material adverse effect on Goldcorp’s operations, especially if criminal activity and violence continue to escalate. Such incidents may halt or delay production, increase operating costs, result in harm to employees, contractors or visitors, decrease operational efficiency due to employee absenteeism and other factors, increase community tensions or otherwise adversely affect Goldcorp’s ability to conduct its business.

Corruption and Bribery Risk

The Corporation’s operations are governed by, and involve interactions with, many levels of government in numerous countries. The Corporation is required to comply with anti-corruption and anti-bribery laws, including the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act, as well as similar laws in the countries in which the Corporation conducts its business. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third party agents. Although the Corporation has adopted a risk-based approach to mitigate such risks, including the implementation of training programs, internal monitoring, reviews and audits, and policies to ensure compliance with such laws, such measures are not always effective in ensuring that the Corporation, its employees, contractors or third party agents will comply strictly with such laws. If the Corporation finds itself subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on the Corporation resulting in a material adverse effect on the Corporation’s reputation and results of its operations.

Human Rights

Various international and national laws, codes, resolutions, conventions, guidelines and other directives relate to human rights (including rights with respect to the environment, health and safety surrounding Goldcorp’s operations). Many of these directives impose obligations on government and companies to respect human rights. Some mandate that government consult with communities surrounding Goldcorp’s projects and mines regarding government actions which may affect local stakeholders, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national directives pertaining to human rights continue to evolve and be defined. One or more groups of people may oppose Goldcorp’s current and future operations or further development or new development of Goldcorp’s projects and mines. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against Goldcorp’s activities, and may have a negative impact on Goldcorp’s reputation and operations. Opposition by such groups to Goldcorp’s operations may require modification of, or preclude the operation or development of, Goldcorp’s projects and mines or may require Goldcorp to enter into agreements with such groups or local governments with respect to Goldcorp’s projects and mines, in some cases, causing increased cost and considerable delays to the advancement of its projects.

See also “Indigenous Peoples” below.

Environmental Risks and Hazards

Goldcorp’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely, in the future, require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Recent occurrences of tailings dam failures may increase the likelihood that these stricter standards and enforcement mechanisms will be implemented in the future. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Goldcorp’s results of operations. Failure to comply with these laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may also be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The occurrence of any environmental violation or enforcement action may have an adverse impact on Goldcorp’s reputation.

Furthermore, environmental hazards may exist on the properties on which Goldcorp holds interests which are unknown to Goldcorp at present and which have been caused by previous or existing owners or operators of the properties.

In addition, production at certain of Goldcorp’s mines involves the use of sodium cyanide which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system, Goldcorp may become subject to liability for clean-up work that may not be insured. While appropriate steps are taken to prevent discharges of pollutants into the ground water and the environment, Goldcorp may become subject to liability for hazards that it may not be insured against.

There has also been increased global attention and the introduction of regulations restricting or prohibiting the use of cyanide and other hazardous substances in mineral processing activities. In addition, the use of open pit mining techniques has come under scrutiny in certain mining jurisdictions, and some governments are reviewing the use of such methods. For example, the Argentinean Congress approved legislation that restricts mining and other industrial activities in areas where glaciers are present. In addition, several provincial governments in Argentina have adopted prohibitions on open pit mining. Although such restrictions do not currently affect any of the Corporation’s projects, if legislation restricting or prohibiting the use of cyanide or open pit mining techniques were to be adopted in a region in which the Corporation operates, there would be a serious and adverse impact on the Corporation’s results of operations and financial position. Additionally, if the use of cyanide were to be restricted or prohibited in a jurisdiction in which Goldcorp’s operations rely on the use of cyanide, it would have a significant adverse impact on Goldcorp as there are few, if any, substitutes for cyanide that are as effective in extracting gold from the ore.

See also “Permitting” below.

Permitting

Goldcorp’s operations in each of the jurisdictions in which it operates are subject to receiving and maintaining permits (including environmental permits) from appropriate governmental authorities. Furthermore, prior to any development on any of its properties, Goldcorp must receive permits from appropriate governmental authorities. There is no assurance that necessary permits will be obtained or that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, or additional permits for any possible future changes to operations, or additional permits associated with new legislation.

Additionally, it is possible that previously issued permits may become suspended for a variety of reasons, including through government or court action. See “Legal Proceedings and Regulatory Actions”.

There can be no assurance that Goldcorp will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular property.

Keewatin Decision

In August 2011, an Ontario trial court issued a ruling that, if upheld, could have affected future permitting of mining operations and other land uses within the Keewatin Lands (the lands in which the Red Lake Mines are situated). Permits and land authorizations related to mine operations are issued by the Province of Ontario. However, because the trial court ruled that Ontario required federal authorization (or Treaty 3 First Nations consent) prior to the “taking up” of lands in the Keewatin Lands where doing so would “significantly interfere” with Treaty 3 harvesting rights, the trial court held that the Province of Ontario could only issue land authorizations related to the Keewatin Lands so long as such land authorizations do not have such effect. The decision was appealed by the Province of Ontario.

On March 18, 2013, the Ontario Court of Appeal overturned the trial judge’s ruling and allowed the appeal. The Court of Appeal disagreed with and overturned the trial judge’s interpretation of Treaty 3, which interpretation imposed a two-step provincial government and federal government approval process, and concluded that the Province of Ontario can, subject to appropriate consultation with affected First Nations (not consent), avail itself of the Crown “taking up” powers under Treaty 3 so as to limit treaty harvesting rights, without conducting separate consultation with the federal government.

The decision of the Court of Appeal was appealed to the Supreme Court of Canada by First Nations. The court released its decision on July 11, 2014. The Supreme Court of Canada unanimously denied the appeal and clarified that, subject to appropriate consultation with affected First Nations (not consent), the Province of Ontario has the right to issue permits and “take up” land and grant land authorizations in areas covered by Treaty 3 so as to limit the First Nations’ treaty harvesting rights without consultation with or the approval of the federal government of Canada. The court also went further (and overturned previous case law in doing so) and held that, consistent with the Supreme Court’s recent decision in Tsilhqotin First Nation (released June 26, 2014), the Province of Ontario also has the authority to infringe treaty harvesting rights if the infringement can be justified under Section 35 of the Constitution Act.

While there can be no assurance that delays or new objections will not occur in connection with obtaining any necessary renewals of permits for the existing operations at Red Lake Mines or additional permits or land authorizations for any possible future changes to operations at Red Lake Mines, the effect of the Supreme Court of Canada’s decision is to reaffirm the right of the Province of Ontario to issue previous and existing permits and land authorizations in the Keewatin Lands (including those in the name of Red Lake Mines) and to clarify the right of the Province of Ontario to issue future permits and land authorizations in the Keewatin Lands.

See also “Permitting” above.

Climate Change Risks

Goldcorp acknowledges climate change as an international and community concern and it supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, Goldcorp expects that this will result in increased costs at some of its operations.

In addition, the physical risks of climate change may also have an adverse effect on Goldcorp’s operations. These risks include the following:

Sea level rise: Goldcorp’s operations are not directly threatened by current predictions of sea level rise. All of the Corporation’s operations are located well inland at elevations from 100 metres to 4,000 metres above sea level. However, changes in sea levels could affect ocean transportation and shipping facilities which are used to transport supplies, equipment and personnel to Goldcorp’s operations and products from those operations to world markets.

Extreme weather events: Extreme weather events (such as increased frequency or intensity of hurricanes, increased snow pack, prolonged drought) have the potential to disrupt operations at the Corporation’s mines. Where appropriate, Goldcorp’s facilities have developed emergency plans for managing extreme weather conditions, however, extended disruptions to supply lines could result in interruption to production.

Resource shortages: Goldcorp’s facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, then Goldcorp’s production efficiency is likely to be reduced.

Although Goldcorp makes efforts to mitigate the physical risks of climate change by ensuring that extreme weather conditions are included in emergency response plans as required, there can be no assurance that these efforts will be effective and that the physical risks of climate change will not have an adverse effect on Goldcorp’s operations and therefore profitability.

Infrastructure and Water

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, community, government or other interference in the maintenance or provision of such infrastructure could adversely affect Goldcorp’s business, financial condition and results of operations.

A key operational risk is the availability of sufficient power and water supplies to support mining operations. Large amounts of power and large volumes of water are used in the extraction and processing of minerals and metals. Certain of Goldcorp’s property interests are located in remote, undeveloped areas and the availability of infrastructure such as water and power at a reasonable cost cannot be assured. Conversely, other Goldcorp properties are located in areas that have many competing demands for power and water and access to sufficient supplies will need to be negotiated by Goldcorp. Power and water are integral requirements for exploration, development and production facilities on mineral properties.

Goldcorp’s ability to obtain a secure supply of power and water at a reasonable cost depends on many factors, including: global and regional supply and demand; political and economic conditions; problems that can affect local supplies; delivery; and relevant regulatory regimes.

Even a temporary interruption of power or water could adversely affect an operation. For example, second quarter 2012 mill throughput at the Peñasquito Mine was affected by inadequate water supply. Prolonged drought conditions in the region contributed to lower-than-expected water recharge in the well field as well as lower-than-expected water production from the pit dewatering program. This condition limited plant throughput in June 2012 and affected plant throughput in the second half of 2012. In response, a water and tailings study was completed and as a result, the Northern Well Field (“NWF”) project is expected to provide a long term solution for water supply to the Peñasquito Mine. The NWF project is anticipated to be completed mid-2015. Contingency plans remain in place for fresh water supply to the Peñasquito Mine until the NWF project is operational. Even once the NWF project is operational, there can be no assurance that it will completely mitigate the risk of water shortages in the future.

An increase in prices of power and water supplies, including infrastructure, could also negatively affect Goldcorp’s business, financial condition and results of operations. Establishing such infrastructure for Goldcorp’s development projects will, in any event, require significant resources, identification of adequate sources of raw materials and supplies and necessary cooperation from national and regional governments, none of which can be assured. There is no guarantee that Goldcorp will secure these power, water and access rights going forward or on reasonable terms.

Reclamation Costs

Goldcorp is required by various governments in jurisdictions in which it operates to provide financial assurance sufficient to allow a third party to implement approved closure and reclamation plans if it is unable to do so. These laws are complex and vary from jurisdiction to jurisdiction. The laws govern the determination of the scope and cost of the closure and reclamation obligations and the amount and forms of financial assurance.

As of December 31, 2014, Goldcorp has provided the appropriate regulatory authorities with $401 million in reclamation financial assurance for mine closure obligations in the various jurisdictions in which it operates. The amount and nature of the financial assurances are dependent upon a number of factors, including Goldcorp’s financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase Goldcorp’s costs, making the maintenance and development of existing and new mines less economically feasible. However, the regulatory authorities may require further financial assurances. To the extent that the value of the collateral provided to the regulatory authorities is or becomes insufficient to cover the amount of financial assurance Goldcorp is required to post, Goldcorp would be required to replace or supplement the existing security with more expensive forms of security, which might include cash deposits, which would reduce its cash available for operations and financing activities. There can be no guarantee that Goldcorp will be able to maintain or add to its current level of financial assurance. Goldcorp may not have sufficient capital resources to further supplement its existing security.

Although the Corporation has currently made provisions for certain of its reclamation obligations, there is no assurance that these provisions will be adequate in the future. Failure to provide regulatory authorities with the required financial assurances could potentially result in the closure of one or more of Goldcorp’s operations, which could result in a material adverse effect on its operating results and financial condition.

Exchange Rate Fluctuations

Exchange rate fluctuations may affect the costs that the Corporation incurs in its operations. Gold, silver, copper, lead and zinc are sold in United States dollars and the Corporation’s costs are incurred principally in United States dollars, Canadian dollars, Mexican pesos, Guatemalan quetzal, Dominican Republic pesos, Argentine pesos and Chilean pesos. The appreciation of non-United States dollar currencies against the United States dollar can increase the cost of gold, silver, copper, lead and zinc production and capital expenditures in United States dollar terms. The Corporation also holds cash and cash equivalents that are denominated in foreign currencies which are subject to currency risk. Accounts receivable and other current and non-current assets denominated in foreign currencies relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. The Corporation is further exposed to currency risk through non-monetary assets and liabilities of entities whose taxable profit or tax loss are denominated in foreign currencies. Goldcorp has a financial risk management policy that includes hedging its foreign exchange exposure to reduce the risk associated with currency fluctuations. The Corporation has entered into Canadian dollar and Mexican peso currency hedge contracts to purchase the respective foreign currencies at pre-determined United States dollar amounts. These contracts were entered into to normalize operating, capital and general and administrative expenses incurred by the Corporation’s foreign operations expressed in United States dollar terms. In accordance with its financial risk management policy, the Corporation may hedge up to 50% of its expenditures over any 12 months on a going forward basis, up to 30% of its expenditures over any 13 to 24 months on a going forward basis and up to 10% of its expenditures over any 25 to 36 months on a going forward basis.

See also “Hedging” below.

Joint Ventures

Goldcorp holds an indirect 40% interest in the Pueblo Viejo Mine, and an indirect 40% interest in the Dee/South Arturo Project, the remaining interest in each of these properties being held indirectly by Barrick. In addition, Goldcorp holds an indirect 70% interest in the El Morro Project, the remaining interest being held by New Gold. Goldcorp also holds an indirect 37 1⁄2% interest in the Alumbrera Mine, the other 12 1⁄2% and 50% interests being held indirectly by Yamana Gold Inc. and Glencore Queensland, respectively. Goldcorp’s interest in these properties is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Goldcorp’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Goldcorp’s future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to develop and operate mines efficiently; (ii) inability to exert influence over certain strategic decisions made in respect of joint venture properties; (iii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iv) litigation between joint venture partners regarding joint venture matters.

To the extent that the Corporation is not the operator of its joint venture properties, the success of any operations will be dependent on the operators for the timing of activities related to these properties and Goldcorp will be largely unable to direct or control the activities of the operators. Goldcorp is subject to the decisions made by the operator in the operation of the property, and will rely on the operators for accurate information about the properties. Although Goldcorp expects that the operators of the properties to which it owns an interest will operate these properties with the highest standards and in accordance with the respective operating agreements, there can be no assurance that all decisions of the operators will achieve the expected goals.

Acquisition Strategy

As part of Goldcorp’s business strategy, the Corporation has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, Goldcorp may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into Goldcorp. Ultimately, any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after Goldcorp has committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; Goldcorp may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt Goldcorp’s ongoing business and its relationships with employees, suppliers, contractors and other stakeholders; the acquired business or assets may have unknown liabilities which may be significant; there may be delays as a result of regulatory approvals; and Goldcorp may be exposed to litigation (including actions commenced by shareholders) in connection with the transaction.

In the event that Goldcorp chooses to raise debt capital to finance any such acquisition, Goldcorp’s leverage will be increased. If Goldcorp chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, Goldcorp may choose to finance any such acquisition with its existing resources.

Goldcorp cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit Goldcorp’s business. Furthermore, there can be no assurance that Goldcorp would be successful in overcoming the risks identified above or any other problems encountered in connection with such acquisitions.

Reputational Risk

Damage to the Corporation’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to the Corporation’s handling of environmental matters or the Corporation’s dealings with community groups), whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regards to the Corporation and its activities, whether true or not. Although the Corporation believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Corporation does not ultimately have direct control over how it is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Corporation’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, financial condition, cash flows and growth prospects.

Competition

The mining industry is competitive in all of its phases. Goldcorp faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals, as well as the necessary labour and supplies required to develop such properties. Some of these companies have greater financial resources, operational experience and technical capabilities than Goldcorp. As a result of this competition, Goldcorp may be unable to maintain, acquire or develop attractive mining properties on terms it considers acceptable or at all. Consequently, Goldcorp’s revenues, operations and financial condition could be materially adversely affected.

Indigenous Peoples

Various international and national laws, codes, resolutions, conventions, guidelines, and other directives relate to the rights of indigenous peoples. Goldcorp operates in some areas presently or previously inhabited or used by indigenous peoples. Many of these directives impose obligations on government to respect the rights of indigenous people. Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits. ILO Convention 169, which has been ratified by Argentina, Chile, Guatemala, and Mexico, is an example of such an international convention. The obligations of government and private parties under the various international and national materials pertaining to indigenous people continue to evolve and be defined. Examples of recent developments in this area include the United Nations Declaration of the Rights of Indigenous People and the International Finance Corporation’s revised Performance Standard 7 which requires governments to obtain the free, prior, and informed consent of indigenous peoples who may be affected by government action, such as the granting of mining concessions or approval of mine permits.

The Corporation’s current and future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development of Goldcorp’s projects and mines. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Corporation’s activities, and may have a negative impact on Goldcorp’s reputation and operations. Opposition by indigenous people to the Corporation’s operations may require modification of or preclude operation or development of the Corporation’s projects and mines or may require the Corporation to enter into agreements with indigenous people with respect to the Corporation’s projects and mines.

Uncertainty in the Estimation of Ore/Mineral Reserves and Mineral Resources

The figures for Ore/Mineral Reserves and Mineral Resources contained in this annual information form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Ore/Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Ore/Mineral Reserves and Mineral Resources, including many factors beyond Goldcorp’s control. Such estimation is a subjective process, and the accuracy of any Ore/Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Ore/Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold, silver, copper, lead or zinc recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in gold, silver, copper, zinc or lead prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Ore/Mineral Reserves and Mineral Resources, or of Goldcorp’s ability to extract these Ore/Mineral Reserves, could have a material adverse effect on Goldcorp’s results of operations and financial condition. See also “Introductory Notes – Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources.”

Uncertainty Relating to Inferred Mineral Resources

Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration.

Indebtedness

As of December 31, 2014, the Corporation had aggregate consolidated indebtedness of $3,620 million (including the $1.5 Billion Senior Notes and the $1.0 Billion Senior Notes), various credit facilities in Argentina and a revolving credit facility of up to $2 billion (the “Credit Facility”). Goldcorp has currently drawn $1,140 million under the Credit Facility. As a result of this indebtedness, the Corporation is required to use a portion of its cash flow to service principal and interest on its debt, which will limit the cash flow available for other business opportunities. In addition, under the financing arrangements for the Pueblo Viejo Mine, both Barrick (60%) and Goldcorp (40%) had each provided guarantees on behalf of PVDC in favour of the lenders whereby both parent companies guarantee PVDC’s repayment obligations under the financing arrangements, with such guarantees terminating upon certain completion tests being met. On February 17, 2015, Pueblo Viejo achieved certain operational and technical milestones required for the financing arrangements to become non-recourse to Goldcorp and Barrick. As a result, the guarantees provided by Goldcorp and Barrick, in proportion to their ownership interest in Pueblo Viejo, were terminated as of February 17, 2015. There is currently a total of $839 million drawn by PVDC.

The Corporation’s ability to make scheduled payments of the principal of, to pay interest on, or to refinance its indebtedness depends on the Corporation’s future performance, which is subject to economic, financial, competitive and other factors beyond its control. The Corporation may not continue to generate cash flow from operations in the future sufficient to service the debt and make necessary capital expenditures. If the Corporation is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as reducing or eliminating dividends, selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Corporation’s ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Corporation may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations. In addition, the ratings assigned to the Corporation’s outstanding indebtedness may change as the result of the incurrence of additional debt.

The terms of the Corporation’s Credit Facility require the Corporation to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, the Corporation’s ability to incur further indebtedness if doing so would cause it to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. Although at present, given the Corporation’s strong balance sheet, these covenants do not restrict the Corporation’s ability to conduct its business as presently conducted, there are no assurances that in future, the Corporation will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including a failure to meet the financial tests or ratios, would likely result in an event of default under the credit facility and would allow the lenders to accelerate the debt.

Interest rate risk is the risk that the fair values and future cash flows of the Corporation’s financial instruments will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate cash flow risk primarily on its outstanding debt subject to floating rates of interest, its share of the Pueblo Viejo Mine project financing, its cash and cash equivalents, and interest-bearing receivables. The Corporation is exposed to interest rate fair value risk primarily on its debt subject to fixed rates of interest. The Corporation monitors its exposure to interest rates.

Additional Capital

The mining, development, expansion and exploration of Goldcorp’s properties, will require ongoing financing, especially in light of Goldcorp’s near-term development of its key development projects and the potential for rising and unforeseen costs as well as potential fluctuations in metal prices. Although Goldcorp expects to finance its growing operations and development costs with anticipated cash-flows, with its existing assets (including cash and cash equivalents) and with its revolving credit facility, if necessary, Goldcorp may require additional capital to fund its costs, especially if there is a significant decrease in metal prices. Failure to obtain any necessary additional financing may result in delaying or indefinite postponement of exploration, development or production on any or all of Goldcorp’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to Goldcorp.

Hedging

Currently, Goldcorp’s policy is to not hedge future gold sales. Goldcorp currently hedges lead, zinc and copper to manage price exposure to fluctuations in those base metals. Goldcorp also hedges its diesel fuel price exposure and foreign currencies exposures to manage adverse price movements impacting costs specific to diesel fuel prices and foreign currencies.

There is no assurance that a hedging program designed to reduce the price risk associated with fluctuations in base metals, diesel fuel prices or foreign currencies will be successful. Although hedging may protect Goldcorp from an adverse price change, it may also prevent Goldcorp from benefiting fully from a positive price change.

Peñasquito Mine Concentrate Transportation and Marketing Risk

Concentrates containing combinations of gold, silver, lead and zinc are produced in large quantities at the Peñasquito Mine and loaded onto highway road vehicles for transport to in-country smelters or to sea ports for export to foreign smelters in markets such as Asia, Europe and North America. This type of process involves a high level of environmental and financial risk. Goldcorp could be subject to potential significant increases in road and maritime transportation charges and treatment and refining charges. Transportation of such concentrate is also subject to numerous risks including, but not limited to, delays in delivery of shipments, road blocks, terrorism, weather conditions and environmental liabilities in the event of an accident or spill. Goldcorp could be subject to limited smelter availability and capacity and could also face the risk of a potential interruption of business from a third party beyond its control, which in both cases could have a material adverse effect on Goldcorp’s operations and revenues. There is no assurance that smelting, refining or transportation contracts for the Peñasquito Mine’s products will be entered into on acceptable terms or at all.

Litigation

The Corporation is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. Goldcorp cannot reasonably predict the likelihood or outcome of these actions. If the Corporation is unable to resolve these disputes favourably, it may have a material adverse impact on its financial performance, cash flow and results of operations. See “Legal Proceedings and Regulatory Actions”.

Labour and Employment Matters

While Goldcorp believes that it has good relations with both its unionized and non-unionized employees, production at Goldcorp’s mining operations is dependent upon the efforts of Goldcorp’s employees. In addition, relations between Goldcorp and its employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities in whose jurisdictions Goldcorp carries on business. Adverse changes in such legislation or in the relationship between Goldcorp with its employees may have a material adverse effect on Goldcorp’s business, results of operations and financial condition.

Land Title

Although the title to the properties owned by Goldcorp was reviewed by or on behalf of Goldcorp, no assurances can be given that there are no title defects affecting such properties. Title insurance generally is not available, and Goldcorp’s ability to ensure that it has obtained a secure claim to individual mineral properties or mining concessions may be severely constrained. Goldcorp has not conducted surveys of all of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, Goldcorp’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, Goldcorp may be unable to operate its properties as permitted or to enforce its rights with respect to its properties. Any defects in the title to the properties owned by Goldcorp could have a material and adverse effect on its cash flow, results of operations and financial condition.

Insurance and Uninsured Risks

Goldcorp’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, mechanical failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, fires, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Goldcorp’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Goldcorp maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Goldcorp may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to Goldcorp or to other companies in the mining industry on acceptable terms. Goldcorp might also become subject to liability for pollution or other hazards which may not be insured against or which Goldcorp may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Goldcorp to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Information Systems Security Threats

Goldcorp has entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with its operations. Goldcorp’s operations depend, in part, on how well the Corporation and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. The Corporation’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Corporation’s reputation and results of operations.

Although to date the Corporation has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that Goldcorp will not incur such losses in the future. The Corporation’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Corporation may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Share Prices of Investments

Goldcorp’s investments in securities of other public companies (including its investment in Tahoe) are subject to volatility in the share prices of such companies. There can be no assurance that an active trading market for any of the subject shares is sustainable. The trading prices of the subject shares could be subject to wide fluctuations in response to various factors beyond Goldcorp’s control, including, quarterly variations in the subject companies’ results of operations, changes in earnings (if any), estimates by analysts, conditions in the industry of such companies and macroeconomic developments in North America and globally, currency fluctuations and market perceptions of the attractiveness of particular industries. Such market fluctuations could adversely affect the market price of Goldcorp’s investments and the value Goldcorp could realize on such investments.

Subsidiaries

Goldcorp is a holding company that conducts operations through Canadian and foreign subsidiaries, joint ventures and divisions, and a significant portion of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Goldcorp’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Goldcorp’s valuation and stock price.

Market Price of the Corporation’s Securities

The Common Shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, currency fluctuations and market perceptions of the attractiveness of particular industries. The price of the Common Shares are also likely to be significantly affected by short-term changes in gold, silver, copper, lead or zinc prices or in its financial condition or results of operations as reflected in its quarterly earnings reports.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect Goldcorp’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Goldcorp may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Conflicts of Interest

Certain of the directors and officers of Goldcorp also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for these directors and officers to be in a position of conflict. Any decision made by any of these directors and officers involving Goldcorp will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Goldcorp and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which these directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws, and in accordance with the Board Guidelines and Code of Conduct.

DIVIDENDS

During the financial year ended December 31, 2012, the Corporation paid monthly dividends to shareholders in the amount of $0.045 per Common Share. On January 7, 2013, the Corporation announced an 11% increase in the annual dividend to $0.60 per Common Share. During the financial year ended December 31, 2013, the Corporation paid monthly dividends to its shareholders in the amount of $0.05 per Common Share. During the financial year ended December 31, 2014, the Corporation paid monthly dividends to its shareholders in the amount of $0.05 per Common Share.

Although the Corporation expects to continue paying an annual cash dividend, the timing and the amount of the dividends to be paid by the Corporation will be determined by the Board from time to time based upon, among other things, cash flow, the results of operations and financial condition of the Corporation and its subsidiaries, the need for funds to finance ongoing operations, compliance with credit agreements and other instruments, and such other considerations as the Board considers relevant.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Corporation consists of an unlimited number of Common Shares. As of December 31, 2014 and March 13, 2015, 813,584,918 Common Shares and 828,295,743 Common Shares were issued and outstanding, respectively. Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro-rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

RATINGS

The following table sets out Goldcorp’s corporate and debt ratings by the rating agencies indicated at March 13, 2015:

Standard & Poor’s	Moody’s Investors Service	Fitch Ratings
BBB+	Baa2	BBB
stable outlook	stable outlook	stable outlook

Standard & Poor’s Ratings Services (“S&P”) credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality. Ratings AAA to BBB- are considered investment grade, and BB+ to D are considered speculative grade. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories. S&P’s rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. The BBB rating is the fourth highest of the investment grade ratings. According to the S&P, an obligor rated BBB has adequate capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in higher-rated categories. An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Moody’s Investors Service (“Moody’s”) credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic category. According to Moody’s, a rating of Baa is the fourth highest of nine major categories. Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

Fitch Ratings Ltd. (“Fitch Ratings”) credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality. The terms “investment grade” and “speculative grade” have established themselves over time as shorthand to describe the categories AAA to BBB (investment grade) and BB to D (speculative grade). The ratings from AA to B may be modified by the addition of a plus (+) or minus (–) sign to show relative status within the major rating categories. The BBB rating is the fourth highest of eleven major categories. According to Fitch Ratings’ system, BBB ratings indicate good credit quality and that the expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.

Goldcorp understands that the ratings are based on, among other things, information furnished to the above ratings agencies by Goldcorp and information obtained by the ratings agencies from publicly available sources. The credit ratings given to Goldcorp’s corporate debt by the rating agencies are not recommendations to buy, hold or sell debt instruments since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Credit ratings are intended to provide investors with (i) an independent measure of the credit quality of an issue of securities; (ii) an indication of the likelihood of repayment for an issue of securities; and (iii) an indication of the capacity and willingness of the issuer to meet its financial obligations in accordance with the terms of those securities. Credit ratings accorded to Goldcorp’s corporate debt may not reflect the potential impact of all risks on the value of debt instruments, including risks related to market or other factors discussed in this annual information form. See also “Risk Factors”.

TRADING PRICE AND VOLUME OF COMMON SHARES

The Common Shares are listed and posted for trading on the NYSE under the symbol “GG” and on the TSX under the symbol “G”. The following table sets forth information relating to the trading of the Common Shares on the TSX for the months indicated.

Month	High (C$)	Low (C$)	Volume
January 2014	27.88	23.45	72,384,053
February 2014	31.18	27.12	65,702,883
March 2014	32.46	26.90	61,779,551
April 2014	28.10	25.51	53,532,244
May 2014	28.07	24.71	30,768,700
June 2014	30.29	24.78	43,794,894
July 2014	31.37	28.92	36,624,338
August 2014	32.32	29.32	27,167,121
September 2014	29.81	25.50	43,116,632
October 2014	27.50	19.18	63,061,516
November 2014	24.25	20.20	67,493,617
December 2014	24.12	19.80	69,656,857

The price of the Common Shares as quoted by the TSX at the close of business on December 31, 2014 was C$21.51 and on March 13, 2015 was C$24.12.

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position held with the Corporation and principal occupation of each person who is a director and/or an executive officer of the Corporation.

Name, Province/State and Country of Residence	Position(s) with the Corporation	Principal Occupation

Ian W. Telfer British Columbia, Canada	Chairman of the Board and Director (director since February 2005)	Chairman of the Board of Goldcorp

Douglas M. Holtby (1)(2)(3) British Columbia, Canada	Vice Chairman of the Board and Lead Director (director since February 2005)	President and Chief Executive Officer of Arbutus Road Investments Inc. (a private investment company)

Charles A. Jeannes British Columbia, Canada	President, Chief Executive Officer and Director (director since May 2009)	President and Chief Executive Officer of Goldcorp

John P. Bell (3)(4) British Columbia, Canada	Director since February 2005	Independent Director

Name, Province/State and Country of Residence	Position(s) with the Corporation	Principal Occupation

Beverley A. Briscoe (1)(4) British Columbia, Canada	Director since April 2006	President of Briscoe Management Limited

Peter J. Dey (2)(3) Ontario, Canada	Director since June 2006	Chairman of Paradigm Capital Inc.

Clement A. Pelletier (3)(4) British Columbia, Canada	Director since May 2014	Chief Executive Officer of Rescan Group Ltd.; Senior Technical Advisor of ERM Rescan Consultants Ltd. and Rescan Environmental Services Ltd.

P. Randy Reifel (2)(4) British Columbia, Canada	Director since November 2006	President of Chesapeake Gold Corp.

Blanca Treviño (1)(3) León, Mexico	Director since February 2012	President and Chief Executive Officer of Softtek, S.A. de C.V.

Kenneth F. Williamson (1)(2) Ontario, Canada	Director since November 2006	Independent Consultant

Lindsay A. Hall British Columbia, Canada	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Goldcorp

George Burns British Columbia, Canada	Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer of Goldcorp

Russell Ball British Columbia, Canada	Executive Vice President, Corporate Development and Capital Projects	Executive Vice President, Corporate Development and Capital Projects of Goldcorp

Brent Bergeron British Columbia, Canada	Executive Vice President, Corporate Affairs and Sustainability	Executive Vice President, Corporate Affairs and Sustainability of Goldcorp

Charlene Ripley British Columbia, Canada	Executive Vice President, General Counsel	Executive Vice President, General Counsel of Goldcorp

James Barron British Columbia, Canada	Senior Vice President, Controller	Senior Vice President, Controller of Goldcorp

Jerry W. Danni Colorado, United States	Senior Vice President, Sustainability	Senior Vice President, Sustainability of Goldcorp

Joseph Dick Mexico City (Federal District), Mexico	Senior Vice President, Latin America	Senior Vice President, Latin America of Goldcorp

Paul Farrow British Columbia, Canada	Senior Vice President, People and Safety	Senior Vice President, People and Safety of Goldcorp

Michael Hubbard Arizona, United States	Senior Vice President, Studies and Project Services	Senior Vice President, Studies and Project Services of Goldcorp

Name, Province/State and Country of Residence	Position(s) with the Corporation	Principal Occupation

Charles Ronkos Nevada, United States	Senior Vice President, Exploration	Senior Vice President, Exploration of Goldcorp

Colette Rustad British Columbia, Canada	Senior Vice President, Treasurer	Senior Vice President, Treasurer of Goldcorp

Mark A. Ruus British Columbia, Canada	Senior Vice President, Tax	Senior Vice President, Tax of Goldcorp

Todd White Washington, United States	Senior Vice President, Technical Services and Business Excellence	Senior Vice President, Technical Services and Business Excellence of Goldcorp

Chris Woodall Ontario, Canada	Senior Vice President, Canada and US Operations	Senior Vice President, Canada and US Operations of Goldcorp

Wade Bristol Nevada, United States	Vice President, Mine Improvement and Support	Vice President, Mine Improvement and Support of Goldcorp

Luis Canepari British Columbia, Canada	Vice President, Information Technology	Vice President, Information Technology of Goldcorp

Pablo Castaños Colorado, United States	Vice President, Corporate Social Responsibility	Vice President, Corporate Social Responsibility of Goldcorp

Kathy Chan British Columbia, Canada	Vice President, Assistant Controller	Vice President, Assistant Controller of Goldcorp

Frank Crema British Columbia, Canada	Vice President, Treasurer	Vice President, Treasurer of Goldcorp

Kim Hackney Virginia, United States	Vice President, Project Execution	Vice President, Project Execution of Goldcorp

Rohan Hazelton British Columbia, Canada	Vice President, Strategy	Vice President, Strategy of Goldcorp

Simon Hille British Columbia, Canada	Vice President, Technical Services	Vice President, Technical Services of Goldcorp

Joanne Klein British Columbia, Canada	Vice President, People	Vice President, People of Goldcorp

Jeff La Foy Colorado, United States	Vice President, Finance, Projects	Vice President, Finance, Projects of Goldcorp

Gil Lawson British Columbia, Canada	Vice President, Geology and Mine Planning	Vice President, Geology and Mine Planning of Goldcorp

Wendy Louie British Columbia, Canada	Vice President, Reporting	Vice President, Reporting of Goldcorp

Name, Province/State and Country of Residence	Position(s) with the Corporation	Principal Occupation

Ann Masse British Columbia, Canada	Vice President, Health and Safety	Vice President, Health and Safety of Goldcorp

Richard J. Orazietti British Columbia, Canada	Vice President, Internal Audit	Vice President, Internal Audit of Goldcorp

David Parsons British Columbia, Canada	Vice President, Insurance	Vice President, Insurance of Goldcorp

Raman Randhawa British Columbia, Canada	Vice President, Operations Finance	Vice President, Operations Finance of Goldcorp

Bill Shand British Columbia, Canada	Vice President, Operations and Maintenance Strategy	Vice President, Operations and Maintenance Strategy of Goldcorp

Anna M. Tudela British Columbia, Canada	Vice President, Regulatory Affairs and Corporate Secretary	Vice President, Regulatory Affairs and Corporate Secretary of Goldcorp

Jeff Wilhoit British Columbia, Canada	Vice President, Investor Relations	Vice President, Investor Relations of Goldcorp

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Governance and Nominating Committee.
(4)	Member of the Sustainability, Environment, Health and Safety Committee.

The principal occupations of each of the Corporation’s directors and executive officers within the past five years are disclosed in the brief biographies set forth below.

Ian W. Telfer – Chairman of the Board and Director. Mr. Telfer was appointed Chairman of the Board of the Corporation effective November 15, 2006 and served as Chairman of the World Gold Council from December 2009 to June 2013. Prior thereto, he was President and Chief Executive Officer of the Corporation since March 17, 2005 and Chairman and Chief Executive Officer of Wheaton River Minerals Ltd. prior to such time since September 2001. Mr. Telfer has over 30 years experience in the precious metals business. He has served as a director and/or officer of several Canadian and international companies. Mr. Telfer is a Fellow in the Institute of Chartered Accountants. He holds a Bachelor of Arts degree from the University of Toronto and a Masters in Business Administration from the University of Ottawa. Mr. Telfer’s extensive experience in the mining industry provides a direct benefit to both the functionality of the Board and to the Corporation’s shareholders. Mr. Telfer is a member of the National Association of Corporate Directors (“NACD”) and Institute of Corporate Directors (“ICD”).

Douglas M. Holtby – Vice Chairman of the Board and Lead Director. Mr. Holtby is the Vice-Chairman of the Board and Lead Director of the Corporation. He is also President and Chief Executive Officer of private investment company Holtby Capital Corporation and Chairman of the Board of Silver Wheaton Corp. From 1974 to 1989, he was President of Allarcom Limited, from 1982 to 1989, he was President of Allarcom Pay Television Limited, from 1989 to 1996, he was President, Chief Executive Officer and a director of WIC Western International Communications Ltd. and Chairman of Canadian Satellite Communications Inc. and from 1998 to 1999, he was a Trustee of ROB.TV and CKVU. He is a Fellow Chartered Accountant. Mr. Holtby’s financial sophistication, accounting background, extensive investment and management experience, and business and strategic expertise significantly enhance the skill set of the Board and its committees. Mr. Holtby is a member of the NACD and ICD.

Charles A. Jeannes – President, Chief Executive Officer and Director. Mr. Jeannes was appointed President and Chief Executive Officer of the Corporation effective January 1, 2009. He previously held the role of

Executive Vice President, Corporate Development of the Corporation from November 2006 until December 2008. From 1999 until the completion of the acquisition of Glamis, he was Executive Vice President, Administration, General Counsel and Secretary of Glamis. Prior to joining Glamis, Mr. Jeannes worked for Placer Dome, most recently as Vice President of Placer Dome North America. He holds a Bachelor of Arts degree from the University of Nevada and graduated from the University of Arizona School of Law with honours in 1983. He practiced law from 1983 until 1994 and has broad experience in mining transactions, public and private financing, permitting and international regulation. Mr. Jeannes brings significant institutional knowledge of the Corporation’s business to his role as a member of the Board and as the current President and Chief Executive Officer. His business, legal and transactional background, as well as his extensive experience in the mining industry, provide a direct benefit to the Board and valuable insight into all aspects of the management of the Corporation. Mr. Jeannes is a member of the NACD and the ICD.

John P. Bell – Director. Mr. John Bell is a former Canadian Ambassador to the Ivory Coast and to Brazil. Currently, he is an Honorary Consul to the Ivory Coast. He also served as High Commissioner to Malaysia from 1993 to 1996. Mr. Bell was special advisor to the Canadian Minister of Foreign Affairs and Head of the Canadian Delegation on environment issues during the lead-up to the Earth Summit in Rio de Janeiro in June 1992, and was Canada’s chief negotiator at the Earth Summit. Mr. Bell has been Chief Federal Negotiator for the Indian Affairs and has served on several not-for-profit boards of directors. Mr. Bell is also an independent director of Tahoe. He holds a Bachelor of Commerce and an Honorary Doctorate of Laws from the University of British Columbia. Mr. Bell’s background as an ambassador and extensive experience with environmental and regulatory issues in Canada and throughout the world provide to management and the Board valuable insight into the international regulatory and policy developments affecting the Corporation’s business. Mr. Bell’s depth of knowledge in matters relating to the environment and public policy add to the Board’s breadth of experience and further enhance Goldcorp’s ability to improve and build upon the Corporation’s environmental and corporate social responsibility policies and activities. Mr. Bell is a member of the NACD and the ICD.

Beverley A. Briscoe – Director. Ms. Briscoe has extensive industry experience in the transportation and industrial equipment sector. Ms. Briscoe owned a transportation services company from 1997 to 2004 and worked in senior management positions in the heavy equipment industry as Vice President and General Manager of Wajax Industries Ltd. from 1994 to 1997 and as Vice President, Finance for the Rivtow Group of Companies from 1989 to 1994. She also worked as Chief Financial Officer for various operating divisions in The Jim Pattison Group in Canada and Switzerland from 1983 to 1989. She is the past Chair of the Industry Training Authority for BC (2003 – 2007) and past Chair of the BC Forest Safety Council (2008 – 2009). Ms. Briscoe is currently the Chair of the Audit Committee for the Office of the Superintendents of Financial Institutions.

Peter J. Dey – Director. Mr. Dey is a well-known senior corporate executive and an experienced corporate director. He is Chairman of Paradigm Capital Inc., an independent investment dealer. He is also a director of Granite REIT Inc. He is a former Chairman of the Ontario Securities Commission and former Chairman of Morgan Stanley Canada, and he was a Senior Partner of Osler, Hoskin & Harcourt LLP. In 1994, he chaired the Toronto Stock Exchange Committee on Corporate Governance, and has since been involved with developing global corporate governance standards as Chairman of the Private Sector Advisory Group of the Global Corporate Governance Forum. He holds a Masters of Laws degree from Harvard University, a Bachelor of Laws degree from Dalhousie University and a Bachelor of Science degree from Queen’s University. Mr. Dey’s intimate familiarity with all aspects of capital markets, financial transactions and domestic and international markets provides value and informed perspective to management and the Board. His legal experience and work with the Toronto Stock Exchange and other forums also provides the Corporation with a significant and enhanced perspective on governance issues. Mr. Dey is a member of the NACD and ICD.

Clement A. Pelletier – Director. Mr. Pelletier is a process chemist/metallurgist by training with 14 years in the mining industry and 34 years in resource-related mine/environmental consulting. During his early years he worked with INCO in the mineral processing and extractive metallurgy area. Later, he worked with US Borax/Rio Tinto in the potash processing and underground mining area. In 1970, he joined Utah International for the development of the Island Copper Mine on Vancouver Island, BC. Here he led the work on the implementation of an engineered system for the placement of tailing on the seafloor of Rupert Inlet. On this project, he led the first major environmental impact statement (“EIS”) for a mine in British Columbia. At Island Copper he had a number of roles including Manager of Mining Services, Manager of Administration and Assistant Mine Manager and Manager of

Business Development. Since 1981 as founder and President of Rescan Group, Mr. Pelletier was involved in the evaluation and development of Deep Sea Tailings Placement (“DSTP”) systems in Europe, the Americas, Africa and Southeast Asia. Mr. Pelletier has been retained as a consultant to a number of international mining companies, to assist with feasibility studies, conceptual design, project development, environmental licensing, project management, due diligence and risk assessments. Mr. Pelletier has managed the environmental engineering work for a number of projects for clients including: BHP Billiton Limited, Newmont Mining Corporation (“Newmont”), Vale S.A./Inco Limited, Glencore Xstrata Plc (formerly known as Xstrata Plc), Placer Dome/Barrick, Teck Resources Limited, Rio Tinto/Borax (formerly known as U.S. Borax Inc.) and First Quantum Minerals Ltd. He has also managed a number of acid rock drainage studies, industrial water treatment studies, mine closures, and qualitative risk assessments. He has managed large EIS and permitting for major projects such as the KSM Project, the Jansen Potash Project, Goro Nickel, the Voisey’s Bay Nickel Project, Escondida, the Ekati Diamond Mine and others. Mr. Pelletier is a Fellow of the Canadian Institute of Mining and Metallurgy (“CIMM”) and has received the following awards: CIMM Distinguished Lecturer Award, CIMM Silver Medal for Distinguished Service to Mining Industry and the Technology Transfer Award from the Indonesian Department of Minerals and Energy for DSTP. Mr. Pelletier’s extensive experience in the industry and environmental and technical expertise provides valuable insight and makes him a significant resource to both the Board and management. Mr. Pelletier is a member of the NACD and ICD.

P. Randy Reifel – Director. Mr. Reifel is President and a director of Chesapeake Gold Corp. that explores for precious metals in Mexico and Central America. Mr. Reifel was appointed to the Board in November 2006. Prior thereto, he had been a director of Glamis since June 2002 following the acquisition of Francisco Gold Corp. In 1993, Mr. Reifel founded and served as President and a director of Francisco Gold Corp. which discovered the El Sauzal gold deposit in Mexico and the Marlin gold deposit in Guatemala. Mr. Reifel holds a Bachelor of Commerce degree and a Masters of Science degree in Business Administration from the University of British Columbia. Mr. Reifel’s extensive experience in the mining industry, coupled with his background in precious metals exploration and project development, combine to provide valuable industry insight and perspective to both the Board and management. Mr. Reifel is a member of the NACD and ICD.

Blanca Treviño – Director. Ms. Treviño is currently President and Chief Executive Officer of Softtek, S.A. de C.V. (“Softek”). Under her leadership, Softtek has become a leading information technology services company in Latin America. As President, Ms. Treviño has positioned Softtek as a key part of Mexico, opening its doors to the United States as a provider of IT services. This shaped what is known today as Nearshore, Softtek’s trademarked delivery model, and a term widely used in the industry to define outsourcing services provided by countries within close proximity. Throughout her 25-year career, Ms. Treviño has gained international recognition as a promoter of the IT services industry in and from emerging countries. To help increase the participation of Latin America in the IT field, Ms. Treviño has collaborated with various governments in the early strategies of development. Ms. Treviño has been on the Board of Directors for Wal-Mart de Mexico SAB De CV since 2006, and has been a board member for several universities and non-profit organizations. She has also been a frequent presenter in national and international forums related to entrepreneurialism, information technology and the role of women in business. She has participated in forums at the World Bank, Inter-American Development Bank, Kellogg School of Management, Harvard Business School and London Business School. Beyond the IT industry, she is identified by several media publications as one of the most influential executives in Mexico and Latin America. Ms. Treviño was the first woman to be inducted into the prestigious IAOP (International Association of Outsourcing Providers) Outsourcing Hall of Fame and has been named one of the Top 25 Businesswomen by The Latin Business Chronicle, a Rising Star on Fortune’s list of the 50 Most Powerful Women, among other accolades. In 2014, Ms. Treviño was named Mexico’s Woman of the Year by the National Women of the Year Foundation. Originally from Monterrey, Mexico, Ms. Treviño studied Computer Science at the Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM). Ms. Treviño’s significant experience in the IT industry, coupled with her experience as an entrepreneur, bring important insight to both the Board and management. Ms. Treviño is a member of the NACD and ICD.

Kenneth F. Williamson – Director. Mr. Williamson was appointed to the Board in November 2006. Prior thereto, he had been a director of Glamis since 1999. He was Vice-Chairman, Investment Banking at Midland Walwyn/Merrill Lynch Canada Inc. from 1993 to 1998. Prior to that, he worked at Walwyn/Merrill in Investment Banking with increasing responsibility and titles since 1980. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe.

Mr. Williamson is a director of a number of companies in the natural resource sector. He holds a Bachelor of Applied Science (P.Eng.) degree from the University of Toronto and a Masters in Business Administration from the University of Western Ontario. Mr. Williamson’s experience in the investment banking and natural resources industries, in both domestic and international markets, combined with his knowledge of commodities and securities markets, provides the Board with valuable insight and perspective on these issues. In addition, Mr. Williamson brings valuable financial expertise and understanding to the Board. Mr. Williamson is a member of the NACD and ICD.

Lindsay A. Hall – Executive Vice President and Chief Financial Officer. Mr. Hall was appointed Executive Vice President and Chief Financial Officer of Goldcorp on April 19, 2006. Mr. Hall is a Chartered Accountant with extensive experience in senior financial positions in the energy industry. He has held a series of progressively senior positions at various major business units of Duke Energy Corporation, culminating in the role of Vice President and Treasurer. Mr. Hall also previously held the position of Vice President, Finance, for Westcoast Energy until it was acquired by Duke Energy Corporation. Mr. Hall has a Bachelor of Arts in Economics and a Bachelor of Commerce (Honours) from the University of Manitoba.

George Burns – Executive Vice President and Chief Operating Officer. Mr. Burns was appointed Executive Vice President and Chief Operating Officer on August 8, 2012. On April 1, 2011, Mr. Burns was appointed Senior Vice President, Mexico from his prior position as Senior Vice President, Canada and United States of the Corporation. Mr. Burns joined Goldcorp on August 8, 2007 and has over 35 years of experience in the mineral sector, including executive, operations, development and engineering leadership roles in gold, copper and coal operations. Prior to joining Goldcorp, Mr. Burns was Vice President and Chief Operating Officer of Centerra Gold Inc. Mr. Burns served in various capacities for Asarco, including Vice President of Mining as well as numerous capacities for Cyprus Minerals Corporation and he began his career with the Anaconda Company in 1978. Mr. Burns received a Bachelor of Science degree in Mining Engineering from the Montana College of Mineral Science and Technology in 1982.

Russell Ball – Executive Vice President, Corporate Development and Capital Projects. Mr. Ball was appointed Executive Vice President, Capital Management at Goldcorp on May 1, 2013, and then appointed Executive Vice President, Corporate Development and Capital Projects in December 2014. Prior to his role at Goldcorp, Mr. Ball served as Executive Vice President and Chief Financial Officer for Newmont. Over his 19 years with Newmont, Mr. Ball worked in audit, finance, treasury and investor relations before joining the executive team as Chief Financial Officer. His tenure at Newmont has taken him to Indonesia, Australia, Canada, Peru, Mexico, New Zealand, Ghana and the United States. Prior to Newmont, Mr. Ball was a manager in the finance and audit groups with Pricewaterhouse Coopers in Durban, South Africa. Mr. Ball serves as a Director of Molycorp, Inc. (NYSE: MCP). He is both a Chartered Accountant from the Institute of Chartered Accountants of South Africa and a Certified Public Accountant in Colorado.

Brent Bergeron – Executive Vice President, Corporate Affairs and Sustainability. Mr. Bergeron has 20 years of international and government relations experience in many sectors such as government software, broadcasting, telecommunications and utilities. From June 2009 until October 2010, Mr. Bergeron was employed by Harris Computer Systems Inc., the Advanced Utility Division, as Vice President of Business and Strategic Development. Prior to this position, Mr. Bergeron held progressively senior positions at various companies in Canada and Mexico where he was responsible for government relation and business development activities in Latin America, Africa, Europe and Asia. Mr. Bergeron has a Bachelor of Arts (Economics) and Master of Arts (Economics) degree from Carleton University. Mr. Bergeron was appointed Executive Vice President, Corporate Affairs and Sustainability of the Corporation effective January 12, 2015. From September 2012 to January 2015 he served as Senior Vice President, Corporate Affairs and prior to that as Vice President, Corporate Affairs from December 2010 to September 2012.

Charlene Ripley – Executive Vice President, General Counsel. Ms. Ripley was appointed Executive Vice President, General Counsel at Goldcorp effective April 1, 2013. Prior to her role at Goldcorp, Ms. Ripley served as SVP & General Counsel at Linn Energy in Houston where she was responsible for leading the legal, information technology, corporate governance, compliance, government affairs, insurance and risk management departments, as well as supporting several multi-million and billion dollar growth transactions. Ms. Ripley holds a Bachelor of Arts, with distinction, from the University of Alberta and earned her law degree from Dalhousie University in Halifax,

Nova Scotia. She is a member of The Law Society of British Columbia, The Law Society of Alberta, Texas State Bar and Canadian Bar Association. Ms. Ripley serves on the BC Provincial Advisory Board for the Heart and Stroke Foundation of Canada. In 2013 she received The Association of Women Attorneys 2013 Premiere Women in Law award, and was recognized by Women in Mining UK as one of their 100 Global Inspirational Women in Mining.

James Barron – Senior Vice President, Controller. Mr. Barron joined Goldcorp as Senior Vice President, Finance on September 21, 2014 and was appointed Senior Vice President, Controller of Goldcorp effective March 1, 2015. Prior to joining Goldcorp, Mr. Barron was a partner with Deloitte in Canada. Mr. Barron has also worked for Ernst & Young in Canada and Deloitte in the United States and England. He is both a member of the Institute of Chartered Accountants of British Columbia, Canada and the Institute of Chartered Accountants of England and Wales. Mr. Barron has a Bachelor of Science (Honours) in Management Sciences and a Diploma in Industrial Studies from Loughborough University.

Jerry W. Danni – Senior Vice President, Sustainability. Mr. Danni was appointed Vice President, Environment of Goldcorp on January 7, 2013 and was appointed Senior Vice President, Sustainability on January 12, 2015. Prior to joining Goldcorp, he held the position of Executive Vice President with Golden Minerals Company. He previously served as Senior Vice President, Environmental, Health and Safety with Kinross, and as Vice President Environmental Affairs with Cyprus Amax. Mr. Danni has more than 30 years of international mining industry experience, with extensive experience in environmental and sustainability senior positions. He holds a Bachelor Degree in Chemistry, is a member of the Society of Mining Engineers, and is a past Director of the U.S. National Mining Association.

Joseph Dick – Senior Vice President, Latin America. Mr. Dick was appointed Senior Vice President, Latin America of Goldcorp on March 6, 2015. From June 2014 to March 2015, he served as the COO for Goldcorp Mexico. Mr. Dick has over 32 years of experience in the mineral sector, including operations, maintenance, engineering, supply chain and sustainability roles in both surface and underground environments. Prior to joining Goldcorp, he led the transition of the Pueblo Viejo Mine, from construction through to full production, as Pueblo Viejo General Manager from April 2011 to June 2014. Also in his 10 years with Barrick, he led the start-up of the Cortez Hills open pit and underground mines as General Manager of the combined Cortez Mines from January 2008 to March 2011; he served on the leadership team of Barrick GoldStrike as Manager of the Underground Mines from January 2006 to January 2008. Prior thereto, in his 11 years with Rio Tinto, Mr. Dick served as Maintenance Manager at Kennecott Utah Copper and led the Greens Creek redevelopment project as the mine reopened following shutdown. Mr. Dick has also served in numerous other leadership, managerial and support roles over his career. Mr. Dick received a Bachelor of Science in Mining Engineering from Montana Tech of the University of Montana in 1983.

Paul Farrow – Senior Vice President, People and Safety. Mr. Farrow was appointed Senior Vice President, People and Safety on February 15, 2012 and prior to that he served as Vice President, Safety and Health. Prior to that, he served as Director of Safety in 2007. Prior to joining Goldcorp, Mr. Farrow was a principal with Environmental Resources Management in Toronto (since 2003). From 2000 to September, 2003, Mr. Farrow was President at Hunter Jordan Associates. He has over 25 years experience in the safety, health and environmental fields as well as a background in management consulting.

Michael Hubbard – Senior Vice President, Studies and Project Services. Mr. Hubbard was appointed Vice President, Project Services and Studies of the Corporation in October 2013 and then promoted to Senior Vice President, Studies and Project Services on February 18, 2015. Prior to that, Mr. Hubbard had 13 years of experience with Kinross and Newmont in similar roles. Mr. Hubbard has over 30 years of experience in the mining industry and has served in various field and corporate project management capacities on six continents involving both green and brownfields development. He holds a Bachelor of Science degree in civil engineering from the University of Arizona and is a registered professional engineer in multiple states.

Charles Ronkos – Senior Vice President, Exploration. Mr. Ronkos was appointed Vice President, Exploration of the Corporation effective January 1, 2007. On July 8, 2010, Mr. Ronkos was appointed Senior Vice President, Exploration of Goldcorp. From 1999 until the completion of the acquisition of Glamis, Mr. Ronkos worked most recently as Vice President, Exploration of Glamis. He was employed with Glamis since 1992, seven of those years with Rayrock Resources Inc. prior to its acquisition by Glamis. He holds a Bachelor of Arts degree from the Wittenberg University and graduated from the University of Nevada with a Master of Science degree in 1981. His 35 year career includes assignments with Rio Algom, Battle Mountain Gold, Pegasus, Hecla and Cordex.

Colette Rustad – Senior Vice President, Treasurer. Ms. Rustad was appointed Vice President, Controller of the Corporation effective May 2, 2007. On July 8, 2010, Ms. Rustad was appointed Senior Vice President, Controller of Goldcorp and was appointed Senior Vice President, Treasurer effective March 1, 2015. Ms. Rustad has over 20 years experience as an international finance professional in the mining/resource/finance industries. During her 11 year tenure at Placer Dome, she held senior leadership positions that included Vice President, Chief Financial Officer, Africa, based in Johannesburg; Director, Global Audit Services and Treasurer, North America. During her eight year tenure at Ernst & Young, Toronto, she specialized in both audit and tax in the financial institution and resources industries. She is a member of the Institute of Chartered Accountants of Ontario and British Columbia; completed the Advanced Management Program, the Wharton Business School, at the University of Pennsylvania; and has a Bachelor of Commerce degree from the University of Calgary.

Mark A. Ruus – Senior Vice President, Tax. Mr. Ruus was appointed Vice President, Tax of the Corporation effective November 15, 2006, having joined the Corporation in July 2006. On July 8, 2010, Mr. Ruus was appointed Senior Vice President, Tax of Goldcorp. He is responsible for global tax planning, tax-related support of corporate development and finance activities and tax compliance. Before joining the Corporation, Mr. Ruus was Vice President, Taxation for Placer Dome where he played leading tax roles for ten years. Prior to this he spent 14 years with Price Waterhouse (pre-merger with Coopers & Lybrand) servicing primarily international resource companies. Mr. Ruus is a Chartered Professional Accountant (CA) and holds a Bachelor of Commerce degree from the University of Calgary.

Todd White – Senior Vice President, Technical Services and Business Excellence. Mr. White was appointed Senior Vice President, Technical Services and Business Excellence of Goldcorp on July 30, 2014. Prior to joining Goldcorp, Mr. White held the position of Senior Vice President for South American operations for Newmont Mining Corporation. Over his 21 years with Newmont, Mr. White held various leadership roles within the areas of business excellence, operations, and environment. His prior work experience at Newmont has taken him to Indonesia, Australia, Peru, Bolivia, and the United States. Mr. White graduated from the University of Nevada with a Bachelor of Science degree in 1989.

Chris Woodall – Senior Vice President, Canada and US Operations. Mr. Woodall was appointed Vice President, Operations, Canada and US in January 2013 and then promoted to Senior Vice President, Canada and US Operations in May 2013. Prior to this he held the positions of Senior Director, Mining Operational Support and Area General Manager with Barrick. Mr. Woodall was instrumental in turning around the Hemlo Operations site and succeeded in making it more efficient. Throughout his career, he has been recognized for his successes in extending mine life as a result of improving mine efficiency and for making fundamental safety and cultural changes. Mr. Woodall has over 25 years of experience in the mineral sector with a strong emphasis on underground mining. He began his career in gold mining in Tennent Creek, Australia in 1985. He has also held management positions with the Renison Tin Mine, Henty Gold Mine in Tasmania and the CSA Copper Mine in New South Wales, Australia. Mr. Woodall received a Bachelor of Engineering degree in Mining Engineering from the Western Australian School of Mines in 1991 and also holds a degree in surveying from the University of South Australia.

Wade Bristol – Vice President, Mine Improvement and Support. Mr. Bristol was appointed Vice President, Mine Improvement and Support on July 30, 2014. Prior to joining Goldcorp, Mr. Bristol served in various General Manager capacities for Newmont Mining North America including GM-Nevada Underground, GM-Carlin Operations and GM-Nevada Mine Improvement. Prior to this, Mr. Bristol also served in various senior operations positions for multiple mining entities throughout the western United States. Mr. Bristol has a Bachelor of Science in Mining Engineering degree from Montana Tech of the University of Montana.

Luis Canepari – Vice President, Information Technology. Mr. Canepari was appointed Vice President, Information Technology on February 15, 2013. As Vice President, Information Technology, Mr. Canepari leads the global information technology organization and is responsible for driving and overseeing enterprise-wide plans to further realize value from our strategic business and technology investments, particularly leveraging SAP as our strategic platform. Mr. Canepari joined Goldcorp in November 2012, serving as Director, Information Technology Applications. Before joining Goldcorp, Mr. Canepari held the position of Director of Engineering and Construction in AES Corporation based in Arlington, Virginia. Prior to that, Mr. Canepari held several information technology leadership positions at AES Corporation and Exxon Mobil Corporation. Mr. Canepari holds an MBA degree from Georgetown University, Washington, DC and a Bachelor in Science degree with a major in Systems Engineering from Universidad Metrolopolitana, Caracas, Venezuela. He is also a Certified Information Security Manager and a Certified Information Security Auditor.

Pablo Castaños – Vice President, Corporate Social Responsibility. Mr. Castaños was appointed Vice President, Corporate Social Responsibility of the Corporation effective February 12, 2014. Prior to this appointment and upon joining the Corporation in August 2013 he served as Director, Environmental Compliance. Mr. Castaños has over 17 years of experience including 2 years as a World Bank Consultant and 10 years in the mining sector with Golden Minerals and Apex Silver Mines serving different roles which included Vice President, Corporate Affairs and Director, Government Affairs. Mr. Castaños holds a Licentiate in Economic Sciences and a Licentiate in Business Administration from the Universidad Gabriela Mistral in Chile and an MBA in Finance from a joint program between the Universidad Gabriela Mistral and Massachusetts Institute of Technology.

Kathy Chan – Vice President, Assistant Controller. Ms. Chan was appointed Vice President, Assistant Controller of the Corporation effective May 19, 2010. Prior to joining the Corporation, Ms. Chan was employed by Impact Financial Management Inc. and provided financial and management consulting services in the capacity of controller and corporate secretary for several resource companies including Gold Wheaton Gold Corp. (TSX), Calypso Uranium Corp., Thor Exploration Ltd., and Cap-Link Ventures Ltd. (listed on the TSX Venture Exchange) from February 2007 to April 2010. From July 2006 to February 2007, Ms. Chan served as the Senior Manager of Financial Reporting with the British Columbia Transmission Corporation. Over a period of eleven years, Ms. Chan has held various financial reporting positions at Duke Energy Gas Transmission (formerly Westcoast Energy Inc.), ultimately as Director of Financial reporting. Ms. Chan is a Chartered Accountant and holds a Bachelor of Business Administration from Simon Fraser University.

Frank Crema – Vice President, Treasurer. Mr. Crema was appointed Vice President, Treasurer of the Corporation effective April 28, 2010. He has twenty-six years experience as an accountant and international finance professional in the mining industry. Mr. Crema joined Goldcorp’s finance department on May 15, 2006 as its Assistant Treasurer. During his eighteen year career with Placer Dome, he held various accounting positions within the parent company. This time was followed by a number of treasury positions of increasing responsibility over the last twelve years with two Placer Dome subsidiaries culminating with the position of Senior Treasury Analyst with the parent company. Mr. Crema is a member of Certified General Accountants of British Columbia and a graduate of the University of British Columbia Commerce undergraduate program.

Kim Hackney – Vice President, Project Execution. Mr. Hackney was appointed Vice President, Project Execution on February 18, 2015. From August 2014 to February 2015 he served as Regional Project Director for Mexico. Mr. Hackney is an Engineer with more than 30 experience in mining and commercial development projects. Prior to joining Goldcorp, Mr. Hackney worked in the Project Development and Delivery Department of Newmont Mining Corporation. Mr. Hackney held a number of leadership positions, culminating in the role leading a regional portfolio of projects as the Regional Project Director of Africa from September 2011 to July 2014. Mr. Hackney was Project Director III responsible for the development and delivery of mega projects for Newmont Mining Corporation from July 2009 to September 2011, Project Director from January 2007 to July 2009 and Project Manager, project execution from May 2004 to January 2007. Mr. Hackney was Engineering Manager for Newmont Mining Corporation in Peru from February 2001 to May 2004.

Rohan Hazelton – Vice President, Strategy. Mr. Hazelton was appointed Vice President, Strategy on July 25, 2012. He is responsible for developing and evaluating strategic initiatives as well as guiding the Corporation’s overall corporate strategies. Mr. Hazelton has held a variety of senior management positions at Goldcorp including Vice President of Finance, Chief Financial Officer of Goldcorp Mexico, Corporate Controller, and Head of Gold Sales. Mr. Hazelton is a Chartered Accountant with over 15 years of finance experience, 10 of those years at senior positions within the mining industry. Mr. Hazelton previously worked for Deloitte LLP and Arthur Andersen LLP and was a commercial loans officer for Dialog Bank Moscow, Russia. Mr. Hazelton has a B.A. in Math and Economics from Harvard University.

Simon Hille – Vice President, Technical Services. Mr. Hille was appointed Vice President, Technical Services of Goldcorp on January 1, 2014. Mr. Hille is an Extractive Metallurgist with extensive experience in senior technical positions in the mining industry, with a proven track record in developing new technologies. He has held a series of progressively senior positions in both production and corporate levels at various major mining companies, including Barrick, Newcrest Mining, Western Mining Corporation and Placer Dome. Mr. Hille spent five years as the Senior Manager Metallurgy and Process for Barrick in Toronto prior to joining Goldcorp as the Director Metallurgy in 2012. He holds a Bachelor of Science in Extractive Metallurgy from the Western Australian School of Mines.

Joanne Klein – Vice President, People. Ms. Klein was appointed Vice President, People on January 1, 2014. Prior thereto, she served as Director, Compensation since joining Goldcorp in May 2011 until December 2013. Ms. Klein has over 16 years of experience in Human Resource specializing in compensation. She has held a series of progressively senior positions at various global organizations in Canada, the US and Europe. Prior to joining Goldcorp, Ms. Klein held the position of Director, Compensation Strategy and Design at TELUS from April 2008 to February 2011 and Vice President, Reward at Deutsche Bank AG from June 2003 to March 2008 in both London, England and New York, USA. Ms. Klein started her career with Deloitte in their International Assignments Tax practice in London, England where she successfully achieved her Association of Tax Technicians qualification. Ms. Klein also holds a Bachelor of Arts in Accountancy (Honours) from Glasgow Caledonian University.

Jeff La Foy – Vice President, Finance, Projects. Mr. La Foy joined the Corporation in January 2014 in the role of Vice President, Finance, Projects. Prior to that, Mr. La Foy had 15 years of experience with Newmont in various corporate roles, including Chief Financial Officer of a Newmont joint venture, Group Executive of Strategic, Operations and Business planning, as well as various regional executive and operational leadership roles including Group Executive of Business South American, Regional Controller South America and Operations Manager of the Conga project. Mr. La Foy holds a Juris Doctorate degree in Law from the University of Iowa, a Masters of Sciences degree from the California State University – Chico and is a Certified Public Accountant – Colorado and a Licensed Attorney – Florida.

Gil Lawson – Vice President, Geology and Mine Planning. Mr. Lawson was appointed Vice President, Geology and Mine Planning on July 30, 2014. Prior to that he served as Vice President, Operations Support, U.S. & Canada since July 2013, and served as Mine General Manager of Musselwhite Mine since June 2008. Mr. Lawson is a Professional Engineer registered in British Columbia and Ontario with 29 years of experience in the mining industry. Other senior positions held by Mr. Lawson include General Manager with DeBeers Canada Ltd. and Chief Engineer, Mining Manager and Project Manager with Placer Dome Inc. Mr. Lawson has a Bachelor of Engineering (Mining) degree from McGill University.

Wendy Louie – Vice President, Reporting. Ms. Louie was appointed Vice President, Reporting on May 19, 2010 and prior to that she served as Vice President, Controller of the Corporation from November 15, 2006 to May 2007. Prior to that she served as Vice President, Assistant Controller from May 3, 2007 to May 2010, when she was appointed Vice President, Reporting. Prior to joining the Corporation, from May 2003 to May 2006, she was a Senior Tax Manager at Ernst & Young, and prior thereto, over a period of nine years, held various financial reporting positions at Duke Energy Gas Transmission (formerly Westcoast Energy Inc.), ultimately as Director of Corporate Accounting. Ms. Louie is a Chartered Accountant and holds a Bachelor of Commerce from the University of British Columbia.

Ann Masse, Ph.D. – Vice President, Health and Safety. Dr. Masse joined Goldcorp on August 11, 2014 as Vice President, Health and Safety. Prior to Goldcorp, Ms. Masse worked at DuPont, where over the last 23 years she held progressively responsible positions in the organization, most recently Global Safety, Health and Environment Leader – Business and Strategy and Executive Advisor to the Senior Vice President Operations. Prior to these roles, Dr. Masse was Safety, Health and Environmental Leader for the DuPont Chemicals Business. DuPont is recognized as the worldwide leader in safety and health practices and performance. Dr. Masse holds a Ph.D. in Physical Oceanography from the University of Delaware and completed her post-doctoral appointment with the Canada Centre for Inland Waters in Burlington, Ontario. Dr. Masse holds a Bachelor of Arts degree in Environmental Studies from St. Michael’s College (Vermont).

Richard J. Orazietti – Vice President, Internal Audit. Mr. Orazietti joined Goldcorp on January 16, 2012 and was appointed Vice President, Internal Audit effective February 15, 2012. Prior to Goldcorp, Mr. Orazietti was Vice President of Finance at BCE Inc., Canada’s largest communications company where he led the financial management of various operating divisions including most recently, its residential services business. Prior to joining BCE Inc. in December 2004, he was Director, Operational Finance at 360networks Corp, a North American telecommunications provider, where he held several increasingly senior roles in Finance and was a key member of the management team involved in the sale of the 360networks Canadian operations to BCE Inc. He brings to the Corporation extensive experience in financial and operational management, strategic planning, mergers and acquisitions and restructuring. Mr. Orazietti is a Chartered Accountant in British Columbia and holds a Bachelor of Business Administration from Simon Fraser University.

David Parsons – Vice President, Insurance. Mr. Parsons is Vice President, Insurance of the Corporation. Prior to this appointment he was Director, Corporate Services and Financial Analysis from 2004 to 2010. He was employed by Wheaton River in 2001, serving as Controller until October 2004, and was directly involved in the acquisitions by Wheaton River and the subsequent merger with Goldcorp in 2005. Mr. Parsons holds a Bachelor of Arts degree from the University of British Columbia and is a Chartered Professional Accountant and Certified General Accountant with 30 years experience in the gold mining industry, having served in the roles of Controller, Chief Financial Officer and Director of public companies.

Raman Randhawa – Vice President, Operations Finance. Mr. Randhawa was appointed Vice President, Operations Finance on November 29, 2012. Mr. Randhawa is a Chartered Accountant with approximately fifteen years’ experience in the mining industry. He has held a series of senior financial leadership roles at Goldcorp, including Assistant Controller, Assistant Treasurer, Director of Financial Planning and Director of Finance, Canada & USA. Prior to joining Goldcorp in 2005, Mr. Randhawa worked at the international firm of Ernst & Young. Mr. Randhawa has a Bachelor of Business Administration (Finance and Accounting) from Simon Fraser University.

Bill Shand – Vice President, Operations and Maintenance. Mr. Shand was appointed Vice President, Operations and Maintenance on October 24, 2012. Prior thereto, he held the position of Mine General Manager at Goldcorp’s Wharf Mine from July 2009 to October 2012. Mr. Shand is a Professional Engineer with over 20 years of experience in the mining industry. He has held a series of progressively senior positions at Goldcorp and Placer Dome. Other positions held by Mr. Shand include Senior Metallurgist, Milling Manager, Maintenance Manager, and Safety Manager. Mr. Shand has a Bachelor of Metallurgical Engineering (Honours) from the Technical University of Nova Scotia.

Anna M. Tudela – Vice President, Regulatory Affairs and Corporate Secretary. Ms. Tudela was appointed Vice President, Regulatory Affairs on May 20, 2008. Prior thereto, she served as Director, Regulatory Compliance from August 2007 to May 2008, was appointed Corporate Secretary on May 2, 2007 and served as Director, Legal and Assistant Corporate Secretary from August 15, 2005 to May 2, 2007. Ms. Tudela has more than 25 years of experience in the securities and corporate finance areas. She is a member of the Canadian Society of Corporate Secretaries, the ICD, the NACD, the British Columbia and Yukon Chamber of Mines, Forum for Women Entrepreneurs BC, the Rocky Mountain Mineral Foundation and a member of Women on Board. Ms. Tudela is the recipient of the 2013 Peter Dey Governance Achievement Award. Prior to joining Goldcorp, Ms. Tudela worked in the Securities and Corporate Finance Department of Davis LLP. Ms. Tudela was Corporate Secretary of Diamond Fields Resources Inc. from 1995 to 1996 and Director, Legal and Assistant Corporate Secretary of Silver Wheaton from July 2005 to October 2007.

Jeffrey Wilhoit – Vice President, Investor Relations. Mr. Wilhoit was appointed Vice President, Investor Relations of the Corporation effective January 1, 2007. From November 2005 until the completion of the acquisition of Glamis, Mr. Wilhoit served as Director, Investor Relations of Glamis. Prior thereto, from November 1996 to November 2005, Mr. Wilhoit served as Vice President of the Financial Relations Board, an investor relations consulting company based in Chicago, Illinois.

Directors are elected at each annual meeting of Goldcorp’s shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

As at March 13, 2015, the directors and executive officers of Goldcorp, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 5,601,709 Common Shares, representing less than one percent of the total number of Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and executive officers. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of Goldcorp as a group is based upon information furnished by the directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No director or executive officer of the Corporation is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially control of the Corporation, (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Peter J. Dey, who ceased to be a director of the Chicago Sun Times in 2008, prior to the Chicago Sun Times filing for Chapter 11 Bankruptcy on March 31, 2009 and Jerry W. Danni, who was an officer of Apex Silver Mines Ltd., which filed for Chapter 11 Reorganization on January 13, 2009; or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision, other than Ian W. Telfer, who entered into a settlement agreement with staff of the Ontario Securities Commission in September 2013 with respect to allegations that he acted contrary to the public interest in connection with a share transaction in 2008. Mr. Telfer cooperated fully with staff and, pursuant to the settlement agreement, Mr. Telfer was reprimanded, gave certain undertakings and paid $200,000 towards the costs of the staff’s investigation.

Conflicts of Interest

To the best of Goldcorp’s knowledge, and other than as disclosed in this annual information form, there are no known existing or potential conflicts of interest between Goldcorp and any director or officer of Goldcorp, except that certain of the directors and officers serve as directors and officers of other public companies, including Silver Wheaton and Tahoe, and therefore it is possible that a conflict may arise between their duties as a director or officer of Goldcorp and their duties as a director or officer of such other companies. See “Risk Factors — Conflicts of Interest”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Suspension of Environmental Permit for El Morro Project

On May 26, 2011, the Comunidad Argícola Los Huasco Altinos (“CAHA”) filed a legal proceeding requesting the invalidation of the Environmental Assessment Resolution (“RSA”) (an environmental permit for the El Morro Project) approving the El Morro Project’s Environmental Impact Study that was previously issued by the Chilean environmental authority, Servicio de Evaluación Ambiental (“SEA”), on the basis that the Environmental Impact Study did not identify the indigenous communities within the project’s baseline report, did not assess potential project impacts on those communities, and did not propose specific compensation and mitigation measures for the indigenous communities. On April 27, 2012, the Supreme Court of Chile affirmed the relief granted by the Court of Appeals of Antofogasta and suspended the RSA until the deficiencies were corrected by the SEA, which had the impact of suspending all project field work to be executed under the terms of the permit. As a result, the SEA initiated an administrative process in June of 2012 to address these deficiencies. In October 2013, the environmental authority of the Atacama Region, Comision de Evaluacion Ambiental approved the Environmental Impact Study submitted by Goldcorp-El Morro, which resulted in a new RSA being issued in October 2013 (“RCA 232”). In November 2013, RCA 232 was challenged before the Court of Appeals of Copiapo, through a constitutional claim. The Court of Appeals issued an injunction in favor of the plaintiffs which prohibits Goldcorp-El Morro from conducting construction activities. On October 7, 2014, the Supreme Court of Chile issued a final ruling that served to invalidate RCA 232. On November 7, 2014, Goldcorp announced that it withdrew its Environmental Impact Study for the El Morro Project. The El Morro project team has commenced new studies to determine the optimal new development plan for the El Morro project that meets Goldcorp’s investment return criteria. The Corporation has commenced new studies to determine an optimal development plan for the El Morro Project that meets the Corporation’s investment return criteria. The Corporation remains committed to continued productive interaction and engagement with the adjacent communities and regional authorities.

Cerro Gordo Ejido Claim

In 2005, prior to construction of the Peñasquito Mine, an agreement was negotiated with the Cerro Gordo Ejido for the use of 600 hectares (approximately 1,483 acres) of surface land located within the confines of the proposed Peñasquito Mine site. These lands now include 60% of the mine pit area, a portion of the waste rock facilities and explosive magazine storage area. The terms of the agreement were based on comparable surface valuations in the region as well as on similar agreements at the Peñasquito Mine and other Mexican mining operations. In 2009, the Cerro Gordo Ejido commenced an action against Minera Peñasquito in Mexico’s agrarian courts challenging the land use agreement. Following a series of legal proceedings, the agrarian courts ruled on June 18, 2013, that the land use agreement was null and ordered the land to be returned to the Cerro Gordo Ejido for payment of 2.4 million pesos. Constitutional claims were filed in the First District Court of Zacatecas by the Cedros and Mazapil Ejidos and a local transportation union. The State of Zacatecas filed its own constitutional claim against the agrarian court’s ruling.

Federal criminal charges were filed against the agrarian judge who presided at the trial of first instance which started in 2009 and several members of a prior Cerro Gordo Ejido leadership committee who originally approved the land use agreement. The Attorney General issued an “assurance measure” protecting the status of the disputed lands pending conclusion of the related criminal investigation. The assurance measure granted Minera Peñasquito sole custody of the disputed lands. Goldcorp filed with the office of the SEDATU documentation to expropriate the disputed lands. Settlement discussions facilitated by the Mexican federal government commenced in June 2014 and in March 2015 a definitive settlement agreement was reached fully resolving the dispute. Concurrently, Minera Penasquito and the Cerro Gordo Ejido entered into a new thirty year surface land use agreement for the 600 hectares. Both the settlement agreement and new surface land use agreement have been ratified by the agrarian court. At no time during the dispute were operations at the Peñasquito Mine impacted.

In addition to the foregoing, the Corporation is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Corporation cannot reasonably predict the likelihood or outcome of these actions. Goldcorp does not believe that adverse decisions in any other pending or threatened proceedings related to any matter, or any amount which may be required to be paid by reason therein, will have a material effect on the financial condition or future results of operations of the Corporation.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below and elsewhere in this annual information form, since January 1, 2012, no director, executive officer or 10% shareholder of the Corporation or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Corporation or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares in Canada is CST Trust Company at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States is Mellon Investor Services LLC at its principal offices in Jersey City, New Jersey.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, the Corporation has not entered into any material contracts within the financial year ended December 31, 2014 or before such time that are still in effect.

INTERESTS OF EXPERTS

All scientific and technical information in this annual information form has been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under NI 43-101.

As at the date hereof, Mr. Lawson holds less than one percent of the outstanding securities of the Corporation or of any associate or affiliate of the Corporation. Mr. Lawson is currently employed as a Vice President of the Corporation.

Deloitte LLP (“Deloitte”) is the independent registered chartered accountants of the Corporation and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules and standards of the Public Company Accounting Oversight Board and the securities laws and regulations administered by the SEC.

AUDIT COMMITTEE

The Corporation’s Audit Committee is responsible for monitoring the Corporation’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Corporation’s external auditors. The Audit Committee is also responsible for reviewing the Corporation’s annual audited consolidated financial statements, unaudited interim consolidated financial statements and management’s discussion and analysis of financial results of operations for both annual and interim consolidated financial statements and review of related operations prior to their approval by the full Board.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointments and reporting to the Board. A copy of the charter is attached hereto as Schedule “A”.

The members of the Corporation’s current Audit Committee are Beverley A. Briscoe (Chair), Douglas Holtby, Blanca Treviño and Kenneth F. Williamson. Each of Ms. Briscoe and Treviño and Messrs. Holtby and Williamson are independent and financially literate within the meaning of National Instrument 52-110 Audit Committees (“NI 52-110”). In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under NI 52-110 in that their directors’ fees are the only compensation they, or their firms, receive from the Corporation and that they are not affiliated with the Corporation. The meaning of independence under NI 52-110 is set out in Schedule “A” to the Audit Committee’s charter.

The Audit Committee met four times in 2014. Each of Beverley A. Briscoe (Chair), Douglas M. Holtby, Blanca Treviño and Kenneth F. Williamson were present at all four meetings.

Relevant Education and Experience

Set out below is a description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member:

Beverley A. Briscoe – Director. Ms. Briscoe has been President of Briscoe Management Limited since 2004. From 2003 to 2007, she was Chair of the Industry Training Authority for BC, from 1997 to 2004, she was President and owner of Hiway Refrigeration Limited, from 1994 to 1997, she was Vice President and General Manager of Wajax Industries Limited, from 1989 to 1994, she was Vice President, Finance of Rivtow Group of Companies and, from 1983 to 1989, she was Chief Financial Officer of various operating divisions of The Jim Pattison Group. Ms. Briscoe is currently a director of Ritchie Bros. Auctioneers Incorporated. She is also the chair of the Audit Committee of the Office of the Superintendent of Financial Institutions. She is a Fellow Chartered Accountant and holds a Bachelor of Commerce degree from the University of British Columbia. Ms. Briscoe brings an important range of extensive and diverse financial, accounting and business experience to the Board. In addition, Ms. Briscoe’s experience managing financial and reporting matters benefits the Corporation with respect to the issues overseen by the Corporation’s Audit Committee. Ms. Briscoe is a member of the NACD and ICD. In 2011, Ms. Briscoe received the Lifetime Achievement Award at the 12th Annual Influential Women in Business Awards and in 2012, Ms. Briscoe was presented with the Institute of Corporate Directors 2012 ICD Fellowship Award.

Douglas M. Holtby – Vice Chairman of the Board and Lead Director. Mr. Holtby is the Vice-Chairman of the Board and Lead Director of the Corporation. He is also President and Chief Executive Officer of private investment company Holtby Capital Corporation and Chairman of the Board of Silver Wheaton Corp. From 1974 to 1989, he was President of Allarcom Limited, from 1982 to 1989, he was President of Allarcom Pay Television Limited, from 1989 to 1996, he was President, Chief Executive Officer and a director of WIC Western International Communications Ltd. and Chairman of Canadian Satellite Communications Inc. and from 1998 to 1999, he was a Trustee of ROB.TV and CKVU. He is a Fellow Chartered Accountant. Mr. Holtby’s financial sophistication, accounting background, extensive investment and management experience, and business and strategic expertise significantly enhance the skill set of the Board and its committees. Mr. Holtby is a member of the NACD and ICD.

Blanca Treviño – Director. Ms. Treviño is currently President and Chief Executive Officer of Softtek. Under her leadership, Softtek has become a leading information technology services company in Latin America. As President, Ms. Treviño has positioned Softtek as a key part of Mexico, opening its doors to the United States as a provider of IT services. This shaped what is known today as Nearshore, Softtek’s trademarked delivery model, and a term widely used in the industry to define outsourcing services provided by countries within close proximity. Throughout her 25-year career, Ms. Treviño has gained international recognition as a promoter of the IT services industry in and from emerging countries. To help increase the participation of Latin America in the IT field, Ms. Treviño has collaborated with various governments in the early strategies of development. Ms. Treviño has been on the Board of Directors for Wal-Mart de Mexico SAB De CV since 2006, and has been a board member for several universities and non-profit organizations. She has also been a frequent presenter in national and international forums related to entrepreneurialism, information technology and the role of women in business. She has participated in forums at the World Bank, Inter-American Development Bank, Kellogg School of Management, Harvard Business School and London Business School. Beyond the IT industry, she is identified by several media publications as one of the most influential executives in Mexico and Latin America. Ms. Treviño was the first woman to be inducted into the prestigious IAOP (International Association of Outsourcing Providers) Outsourcing Hall of Fame and has been named one of the Top 25 Businesswomen by The Latin Business Chronicle, a Rising Star on Fortune’s list of the 50 Most Powerful Women, among other accolades. In 2014, Ms. Treviño was named Mexico’s Woman of the Year by the National Women of the Year

Foundation. Originally from Monterrey, Mexico, Ms. Treviño studied Computer Science at the Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM). Ms. Treviño’s significant experience in the IT industry, coupled with her experience as an entrepreneur, bring important insight to both the Board and management. Ms. Treviño is a member of the NACD and ICD.

Kenneth F. Williamson – Director. Mr. Williamson was appointed to the Board in November 2006. Prior thereto, he had been a director of Glamis since 1999. He was Vice-Chairman, Investment Banking at Midland Walwyn/Merrill Lynch Canada Inc. from 1993 to 1998. Prior to that, since 1980 he worked at Walwyn/Merrill in Investment banking with increasing responsibility and titles. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. Mr. Williamson is a director of a number of companies in the natural resource sector. He holds a Bachelor of Applied Science (P.Eng.) degree from the University of Toronto and a Masters in Business Administration from the University of Western Ontario. Mr. Williamson’s experience in the investment banking and natural resources industries, in both domestic and international markets, combined with his knowledge of commodities and securities markets, provides the Board with valuable insight and perspective on these issues. In addition, Mr. Williamson brings valuable financial expertise and understanding to the Board. Mr. Williamson is a member of the NACD and ICD.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Corporation’s independent registered chartered accountants. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

Audit Fees

The aggregate audit fees billed by the Corporation’s independent registered chartered accountants for the financial year ended December 31, 2014 were $5,912,000 (for the financial year ended December 31, 2013 – $5,995,000).

Audit-Related Fees

The aggregate audit-related fees billed by the Corporation’s independent registered chartered accountants for the financial year ended December 31, 2014 were $330,000 (for the financial year ended December 31, 2013 – $119,000).

Tax Fees

The aggregate tax fees in respect of tax compliance, tax advice and tax planning billed by the Corporation’s independent registered chartered accountants for the financial year ended December 31, 2014 were $411,000 (for the financial year ended December 31, 2013 – $567,000).

All Other Fees

The aggregate non-audit fees billed by the Corporation’s independent registered chartered accountants for the financial year ended December 31, 2014 were $752,000 (for the financial year ended December 31, 2013 – $266,000). The 2014 fees relate to work performed relating to information technology leadership, electronic data hosting, mine safety, scenario planning and sustainability matters.

Auditor Partner Rotation

As a registrant with the United States Securities and Exchange Commission, the signing Deloitte audit partner and the engagement quality control partner cannot serve in those roles on the Goldcorp audit team for more than five consecutive years. Deloitte audit partners of Goldcorp subsidiaries whose assets or revenues constitute 20% or more of the assets or revenues of Goldcorp’s respective consolidated assets or revenues cannot serve in this role for more than seven consecutive years.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com; on the United States Securities and Exchange Commission website at www.sec.gov; or on Goldcorp’s website at www.goldcorp.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Corporation dated March 18, 2014 which is available on SEDAR at www.sedar.com and will be contained in the management information circular of the Corporation for its annual and special meeting to be held in May 2015, which will be available on SEDAR at www.sedar.com. Additional financial information is provided in the Corporation’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2014.

SCHEDULE “A”

GOLDCORP INC.

AUDIT COMMITTEE CHARTER

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

I.	PURPOSE

The Audit Committee (“Audit Committee” or “Committee”) is a committee of the Board of Directors (the “Board”) of Goldcorp Inc. (“Goldcorp” or the “Company”). The purpose of the Audit Committee is to assist the Board in fulfilling its statutory responsibilities in relation to internal control and financial reporting, and carries out certain oversight functions on behalf of the Board, including the oversight of:

A.	the integrity of the Company’s financial statements and other financial information provided by the Company to securities regulators, governmental bodies or the public;

B.	the Company’s compliance with legal and regulatory requirements;

C.

assessing the independence, qualifications, performance and recommending the appointment of the Company’s independent auditor to the Company’s Board of directors and overseeing the non-audit services provided by the independent auditor,

D.	the performance of the Company’s internal audit function;

E.	standards of business conduct and ethics for directors, senior management and employees; &

F.	management responsibility for assessing reporting the effectiveness of internal controls; and

G.	the Company’s enterprise risk management processes.

II.	COMPOSITION AND OPERATIONS

A.	The Committee shall operate under the guidelines applicable to all Board committees, which are located in item 31(vii) of Tab A-8, Board Guidelines.

B.	The Audit Committee shall be comprised of at least three directors, all of whom are “independent” as such term is defined in Appendix A of the Board Guidelines (Tab A-8).

C.

In addition, unless otherwise authorized by the Board, no director shall be qualified to be a member of the Audit Committee if such director (i) is an “affiliated person”, as defined in Appendix One, or (ii) receives (or his/her immediate family member or the entity for which such director is a director, member, partner or principal and which provides consulting, legal, investment banking, financial or other similar services to the Company receives), directly or indirectly, any consulting, advisory, or other compensation from the Company other than compensation for serving in his or her capacity as member of the Board and as a member of Board committees.

Amended by the Audit Committee on July 29, 2014, ratified by the Board of Directors on July 30, 2014 and confirmed February 17, 2015	page 1

D.

All members shall, to the satisfaction of the Board of Directors, be “financially literate” as defined in Appendix One, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” as defined in Appendix One.

E.

If a Committee member simultaneously serves on the audit committees of more than three public companies, the Committee shall seek the Board’s determination as to whether such simultaneous service would impair the ability of such member to effectively serve on the Company’s audit committee and ensure that such determination is disclosed.

F.

The Committee shall meet at least four times annually, or more frequently as circumstances require. The Committee shall meet within 45 days following the end of each of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A and shall meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the year and related MD&A prior to their publishing.

G.

The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their audit related duties, members of the Committee shall have full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and independent auditors of the Company.

H.

As part of its job to foster open communication, the Committee should meet at least annually with management and the independent auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent auditor and management quarterly to review the Company’s financial statements.

I.

Each of the Chairman of the Committee, members of the Committee, Chairman of the Board, independent auditors, Chief Executive Officer, Chief Financial Officer or Secretary shall be entitled to request that the Chairman of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request.

III.	RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

A.	Approve an agenda for the ensuing year.

B.	Review and update these Terms of Reference at least annually, as conditions dictate.

C.	Describe briefly in the Company’s Management Information Circular the Committee’s composition and responsibilities and how they were discharged.

Amended by the Audit Committee on July 29, 2014, ratified by the Board of Directors on July 30, 2014 and confirmed February 17, 2015	page 2

D.	Review Significant and Material Financial Documents and support related thereto to be released by the Company and other documents as outlined herein:

i)

Review with management and the independent auditors, the Company’s interim and annual financial statements, management discussion and analysis, earnings releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the independent auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available.

ii)

Review analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP and IFRS methods on the financial statements.

iii)

Review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company. For example, application of SEC’s S1504 Dodd Frank legislation.

iv)

Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the issuer’s financial statements, as well as review any financial information, non-GAAP metrics contained in the MDA and basis of presentation and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

v)

Review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the independent auditor, based on terms of reference agreed upon by the independent auditor and the Audit Committee.

vi)	Review expenses of the Non-Executive Board Chair and of the CEO annually.

vii)	Review the Company’s aircraft flight record annually.

E.	Interaction with the Independent Auditor (“The Auditor”) will be as follows:

i)	The external auditors will report directly to the Audit Committee as representatives of the shareholders. They are to be available to the Audit Committee and the full Board as needed.

ii)	Recommend to the Board and approve the selection of the auditor, consider their independence and effectiveness, and approve the fees and other compensation to be paid.

iii)

Continuously monitor the relationship between management and the Auditor including reviewing any management letters or other reports issued and discussing any material differences of opinion between management and the auditor.

Amended by the Audit Committee on July 29, 2014, ratified by the Board of Directors on July 30, 2014 and confirmed February 17, 2015	page 3

iv)	Review and discuss, on an annual basis, with the Auditor all significant relationships they have with the Company to determine their independence and report to the Board of Directors.

v)

Review and approve requests for any non-audit services to be performed by the Auditor and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees. Pre-approval of non-audit services is satisfied if:

a)

the aggregate amount of non-audit services not pre-approved are expected to constitute no more than 5% of total fees paid by issuer and subsidiaries to external auditor during fiscal year in which the services are provided;

b)	the Company or a subsidiary did not recognize services as non-audit at the time of the engagement; and

c)	the services are promptly brought to Committee’s attention and approved prior to completion of the audit.

vi)	Ensure disclosure of any specific policies or procedures adopted by the Committee to satisfy pre-approval requirements for non-audit services by the Auditor.

vii)	Review the relationship of non-audit fees to audit fees paid to the Auditor, to ensure that auditor independence is maintained.

viii)	Ensure that both the audit and non-audit fees are disclosed to shareholders by category.

ix)

Review the performance of the Auditor and approve any proposed discharge and replacement when circumstances warrant. Consider with management and the Auditor the rationale for employing accounting/auditing firms other than the principal independent auditor. Present the results to the Board.

x)

At least annually, consult with the Auditor, out of the presence of management, about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

xi)	At least annually, receive input from the CEO and/or the CFO on audit quality, quality of engagement team, and relationship with the auditor.

xii)	Oversee the work of the Auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

xiii)	Ensure that the Auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

Amended by the Audit Committee on July 29, 2014, ratified by the Board of Directors on July 30, 2014 and confirmed February 17, 2015	page 4

a)	bookkeeping or other services related to the accounting records or financial statements of the Company;

b)	financial information systems design and implementation;

c)	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

d)	actuarial services;

e)	internal audit outsourcing services;

f)	management functions or human resources;

g)	broker or dealer, investment adviser or investment banking services;

h)	legal services and expert services unrelated to the audit; and

i)	any other services which the Public Company Accounting Oversight Board determines to be impermissible.

xiv)	Approve any permissible non-audit engagements of the Auditors, in accordance with applicable legislation.

xv)	At least every 5 years, perform a comprehensive review of the Auditor, including a comprehensive review of the firm’s history with the Auditor.

F.	Provide oversight of Internal Audit as follows:

i)	Review and approve the mandate, risk assessment, audit coverage, planned areas of focus, budget and staffing of internal audit;

ii)	Review the independence of the internal audit function;

iii)	Review the quarterly report of the leader of internal audit regarding internal audit findings, and the Company’s progress in remedying any audit findings;

iv)	Quarterly, meet with the leader of internal audit to discuss the adequacy of the Company’s internal controls, significant risks and other matters; and

v)	Annually assess the performance of the leader of internal audit, including the role and effectiveness of internal audit in the overall context of the Company’s risk management and control system.

G.	Financial Reporting Processes

i)	In consultation with the Auditor, review the integrity of the organization’s financial and accounting controls and reporting processes, both internal and external.

ii)

Consider the Auditor’s judgments about the quality and appropriateness, not just the acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

Amended by the Audit Committee on July 29, 2014, ratified by the Board of Directors on July 30, 2014 and confirmed February 17, 2015	page 5

iii)

Consider and approve, if appropriate, major changes to the Company’s accounting principles and practices as suggested by management with the concurrence of the Auditor and ensure that the accountants’ reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

H.	Review of Results related to External and Internal Audits

i)

Discuss with Auditors (i) the auditors’ internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues.

ii)	Review and approve hiring for employees or former employees of the past and present independent auditors for significant financial positions.

iii)

Establish regular and separate systems of reporting to the Audit Committee by each of management and the Auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

iv)

Review the scope and plans of the Auditor’s audit and reviews prior to the audit and reviews being conducted. The Committee may authorize the independent auditor to perform supplemental reviews or audits as the Committee may deem desirable.

v)

Following completion of the annual audit and quarterly reviews, review separately with each of management and the Auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the independent auditor received during the course of the audit and reviews.

vi)	Review any significant disagreements among management and the independent auditor in connection with the preparation of the financial statements.

vii)	Where there are significant unsettled issues the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

viii)

Review with the Auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

ix)

Review activities, organizational structure, and qualifications of the CFO and the staff in the financial reporting area and see to it that matters related to succession planning within the Company are raised for consideration at the full Board.

Amended by the Audit Committee on July 29, 2014, ratified by the Board of Directors on July 30, 2014 and confirmed February 17, 2015	page 6

I.	Review processes to ensure Ethical and Legal Compliance is achieved in conjunction with the Company’s General Counsel as follows:

i)

Management’s monitoring of the Company’s system to ensure that the Company’s financial statements, reports and other financial information disseminated to governmental organizations and the public satisfy legal requirements.

ii)	Legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the organization’s financial statements.

iii)	Compliance with the Sarbanes-Oxley Act, Ontario Securities Commission requirements and other legal requirements.

iv)	Ensure that the CEO and CFO provide written certification with annual and interim financial statements and MD&A and the Annual Information Form.

v)	Conduct an annual review of the Company’s compliance program.

J.	Oversight of Risk Management (Enterprise Risk Management)

In overseeing the Company’s risk management function, the Committee shall review, monitor, report and, where appropriate, provide recommendations to the Board on the following:

i)	Management’s program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage;

ii)

Make inquires of management and the internal auditors and the Auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Company;

iii)	Ensure that the disclosure of the process followed by the Board and its committees, in the oversight of the Company’s management of principal business risks, is complete and fairly presented; and

iv)	The Corporation’s business continuity plans, including work stoppage and disaster recovery plans.

K.	General

i)

Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee shall be empowered to retain independent counsel, accountants and other professionals to assist it in the conduct of any investigation.

ii)

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Amended by the Audit Committee on July 29, 2014, ratified by the Board of Directors on July 30, 2014 and confirmed February 17, 2015	page 7

iii)

Ensure disclosure in the Annual Information Form if, at any time since the commencement of most recently completed financial year, the issuer has relied on any possible exemptions for Audit Committees.

iv)	Perform any other activities consistent with this Charter, the Company’s Articles and By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

v)	Conduct a Committee annual self-evaluation and report to the Board of Directors.

IV.	ACCOUNTABILITY

The Committee Chair has the responsibility to make periodic reports to the Board, as requested, on audit and financial matters relative to the Company.

The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

The minutes of the Audit Committee should be filed with the Corporate Secretary.

Amended by the Audit Committee on July 29, 2014, ratified by the Board of Directors on July 30, 2014 and confirmed February 17, 2015	page 8

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

Appendix One: Definitions Related to Audit Committee Composition

Affiliated Person under SEC Rules

An “affiliated person”, in accordance with the rules of the United States Securities and Exchange Commission adopted pursuant to the Sarbanes-Oxley Act, means a person who directly or indirectly controls the Company, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

Financial Literacy Under Multilateral Instrument 52-110

“Financially literate”, in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Financial Expert Under SEC Regulation S-K

A person will qualify as “financial expert” if he or she possesses the following attributes:

a)	an understanding of financial statements and generally accepted accounting principles;

b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d)	an understanding of internal controls and procedures for financial reporting; and

e)	an understanding of audit committee functions.

A person shall have acquired such attributes through:

a)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d)	other relevant experience.

Amended by the Audit Committee on July 29, 2014, ratified by the Board of Directors on July 30, 2014 and confirmed by the Audit Committee on February 17, 2015	page 9